3/21


05006722

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Canadian Utilities Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34744 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/23/05



CANADIAN UTILITIES LIMITED
An ATCO Company

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

February 11, 2005

Auditors' Report

To the Share Owners of
Canadian Utilities Limited

We have audited the consolidated balance sheets of **Canadian Utilities Limited** as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

	Note	Three Months Ended December 31 2004	Three Months Ended December 31 2003 (Restated, Notes 1, 12, 15)	Year Ended December 31 2004	Year Ended December 31 2003 (Restated, Notes 1, 12, 15)
		(Unaudited)			
Revenues	3	**$ 662.6**	$ 950.3	**$3,089.5**	$3,742.6
Costs and expenses					
Natural gas supply	3	**65.3**	368.6	**925.9**	1,519.8
Purchased power	3	**15.4**	46.8	**95.8**	209.8
Operation and maintenance		**235.2**	216.1	**872.3**	858.2
Selling and administrative		**43.5**	52.8	**158.2**	158.3
Depreciation and amortization		**81.2**	72.8	**291.5**	269.2
Interest	11	**52.9**	47.1	**203.7**	190.3
Franchise fees		**37.5**	30.5	**133.4**	122.6
		531.0	834.7	**2,680.8**	3,328.2
		131.6	115.6	**408.7**	414.4
Gain on transfer of retail energy supply businesses	3	**-**	-	**63.3**	-
Interest and other income	4	**10.4**	9.5	**30.8**	33.4
Earnings before income taxes		**142.0**	125.1	**502.8**	447.8
Income taxes	5	**42.8**	29.7	**158.0**	155.6
		99.2	95.4	**344.8**	292.2
Dividends on equity preferred shares		**8.9**	8.9	**35.8**	33.1
Earnings attributable to Class A and Class B shares	3	**90.3**	86.5	**309.0**	259.1
Retained earnings at beginning of period as restated	6	**1,548.3**	1,382.1	**1,435.4**	1,311.7
		1,638.6	1,468.6	**1,744.4**	1,570.8
Dividends on Class A and Class B shares		**33.6**	32.3	**134.4**	129.3
Direct charges	7	**1.6**	0.9	**6.6**	6.1
Retained earnings at end of period		**$1,603.4**	$1,435.4	**$1,603.4**	$1,435.4
Earnings per Class A and Class B share	14	**$ 1.43**	$ 1.37	**$ 4.88**	$ 4.09
Diluted earnings per Class A and Class B share	14	**$ 1.42**	$ 1.36	**$ 4.86**	$ 4.07
Dividends paid per Class A and Class B share		**$ 0.53**	$ 0.51	**$ 2.12**	$ 2.04

CANADIAN UTILITIES LIMITED
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	December 31 2004	2003 (Restated, Notes 1, 12, 15)
ASSETS			
Current assets			
Cash and short term investments	17	**$ 699.5**	$ 328.1
Accounts receivable		**372.8**	540.6
Inventories		**172.9**	171.3
Income taxes recoverable		**-**	10.2
Future income taxes	5	**0.3**	-
Deferred natural gas costs		**-**	27.2
Prepaid expenses		**24.5**	25.6
		1,270.0	1,103.0
Property, plant and equipment	8	**5,045.3**	4,835.4
Security deposits for debt		**23.1**	23.1
Other assets	9	**124.7**	135.0
		$6,463.1	$6,096.5
LIABILITIES AND SHARE OWNERS' EQUITY			
Current liabilities			
Bank indebtedness	10	**$ 1.2**	$ -
Accounts payable and accrued liabilities		**284.3**	478.8
Income taxes payable		**42.6**	-
Future income taxes	5	**-**	11.5
Deferred natural gas cost recoveries		**0.9**	-
Deferred electricity cost recoveries		**11.7**	1.0
Long term debt due within one year	11	**5.3**	-
Non-recourse long term debt due within one year	11	**50.6**	46.3
		396.6	537.6
Future income taxes	5	**222.4**	227.4
Deferred credits	12	**158.0**	135.1
Long term debt	11	**2,171.0**	1,805.3
Non-recourse long term debt	11	**760.9**	806.1
Equity preferred shares	13	**636.5**	636.5
Class A and Class B share owners' equity			
Class A and Class B shares	14	**514.3**	510.5
Contributed surplus	1, 15	**0.4**	0.3
Retained earnings		**1,603.4**	1,435.4
Foreign currency translation adjustment		**(0.4)**	2.3
		2,117.7	1,948.5
		$6,463.1	$6,096.5

N.C. SOUTHERN
DIRECTOR

B.K. FRENCH
DIRECTOR

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Three Months Ended December 31 2004	Three Months Ended December 31 2003 (Restated, Notes 1, 12, 15)	Year Ended December 31 2004	Year Ended December 31 2003 (Restated, Notes 1, 12, 15)
		(Unaudited)			
Operating activities					
Earnings attributable to Class A and Class B shares		**$ 90.3**	$ 86.5	**$ 309.0**	$ 259.1
Adjustments for:					
Depreciation and amortization		**81.2**	72.8	**291.5**	269.2
Future income taxes		**(16.0)**	(6.3)	**(18.5)**	(0.4)
Gain on transfer of retail energy supply businesses - net of income taxes	3	**-**	-	**(55.1)**	-
Deferred availability incentives		**8.1**	(1.5)	**2.8**	(1.7)
Other		**0.8**	1.8	**8.6**	(0.4)
Cash flow from operations		**164.4**	153.3	**538.3**	525.8
Changes in non-cash working capital	16	**(31.0)**	(82.8)	**102.3**	(52.8)
		133.4	70.5	**640.6**	473.0
Investing activities					
Purchase of property, plant and equipment		**(149.1)**	(176.7)	**(535.5)**	(495.7)
Proceeds on transfer of retail energy supply businesses - net of income taxes	3	**-**	-	**22.5**	-
Proceeds (costs) on disposal of property, plant and equipment		**(0.7)**	11.3	**(2.6)**	23.8
Contributions by utility customers for extensions to plant		**10.3**	13.8	**50.9**	48.1
Non-current deferred electricity costs		**4.0**	10.3	**(5.9)**	19.1
Changes in non-cash working capital	16	**8.3**	15.3	**3.4**	(30.0)
Other		**2.0**	1.0	**(2.1)**	0.7
		(125.2)	(125.0)	**(469.3)**	(434.0)
Financing activities					
Change in notes payable		**(96.0)**	(42.0)	**-**	-
Deferred electricity cost obligation		**-**	-	**-**	(51.0)
Issue of long term debt		**300.0**	12.0	**539.8**	25.5
Issue of non-recourse long term debt		**-**	-	**10.0**	40.7
Repayment of long term debt		**(36.8)**	(66.8)	**(168.6)**	(139.1)
Repayment of non-recourse long term debt		**(8.8)**	(5.5)	**(49.2)**	(38.0)
Issue of equity preferred shares		**-**	-	**-**	150.0
Issue (purchase) of Class A shares		**0.2**	0.1	**(3.0)**	(2.4)
Dividends paid to Class A and Class B share owners		**(33.6)**	(32.3)	**(134.4)**	(129.3)
Income tax reassessment	5	**12.9**	-	**12.9**	-
Changes in non-cash working capital	16	**(1.9)**	1.7	**(1.8)**	7.9
Other		**(5.3)**	(2.4)	**(6.3)**	(4.2)
		130.7	(135.2)	**199.4**	(139.9)
Foreign currency translation		**(0.1)**	0.6	**(0.5)**	(4.9)
Cash position [(1)]					
Increase (decrease)		**138.8**	(189.1)	**370.2**	(105.8)
Beginning of period		**559.5**	517.2	**328.1**	433.9
End of period		**$ 698.3**	$ 328.1	**$ 698.3**	$ 328.1

[(1)] Cash position includes cash and short term investments less current bank indebtedness.

CANADIAN UTILITIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

(tabular amounts in millions of Canadian dollars)

1. Summary of significant accounting policies

Financial Statement Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of Canadian Utilities Limited and its subsidiaries, including a proportionate share of joint venture investments (the "Corporation"). Principal operations are Utilities (ATCO Electric, ATCO Gas, ATCO Pipelines), Power Generation (ATCO Power, Alberta Power (2000)) and Global Enterprises (ATCO Midstream, ATCO Frontec, ATCO I-Tek). Significant joint venture investments consist principally of power generation plants.

Effective January 1, 2004, the Corporation prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations that define the primary sources of GAAP. Adoption of these recommendations had no effect on earnings for the three months and year ended December 31, 2004.

Certain comparative figures have been reclassified to conform to the current presentation.

Rate Regulation

ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities Limited's wholly owned subsidiary, CU Inc., are collectively referred to in these consolidated financial statements as the "regulated operations".

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the Alberta Energy and Utilities Board ("AEUB"), which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination.

The generating plants of Alberta Power (2000) were regulated by the AEUB until December 31, 2000 but are now governed by legislatively mandated Power Purchase Arrangements ("PPA") that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the estimated life of the related generating plant and December 31, 2020.

On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (see Note 3). The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004 will be reduced accordingly for 2004 and thereafter. ATCO Pipelines, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical did not participate in this transfer and continue to purchase natural gas and electricity for sale to customers. In addition, the AEUB issued a decision that directed ATCO Gas to continue to reserve for the benefit of utility customers 16.7 petajoules of storage capacity at its Carbon storage facility for the 2004/2005 storage year, which ends on March 31, 2005. Accordingly, ATCO Gas has entered into certain energy contracts for the forward purchase and sale of natural gas for storage purposes (see Note 20).

Accounting for regulated operations is described in Note 2.

1. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of the Corporation's consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

Revenue Recognition

For regulated operations, revenues are recognized in a manner that is consistent with the underlying rate design as mandated by the regulator.

Prior to the transfer of retail energy supply businesses (see Note 3), revenues from regulated sales of natural gas and electricity by ATCO Gas and ATCO Electric were recognized upon delivery, primarily on the basis of meter readings, and included an estimate of usage not yet billed.

Revenues from ATCO Gas' regulated distribution of natural gas include variable charges, which are recognized on the basis of meter readings upon delivery of natural gas to customers and include an estimate of usage not yet billed, and fixed charges, based on the provision of the distribution service during the period. Revenues from the sale of natural gas by ATCO Gas from storage are recognized upon delivery.

Revenues from ATCO Electric's regulated distribution of electricity include variable charges, which are recognized on the basis of meter readings upon delivery of electricity to customers and include an estimate of usage not yet billed, and fixed charges, based on the provision of the distribution service during the period. Revenues for the use of ATCO Electric's regulated transmission facilities are based on an annual tariff and are recognized evenly throughout the year.

Revenues from ATCO Pipelines' regulated transportation of natural gas are recognized on the basis of contractual arrangements.

Revenues from regulated sales and distribution of natural gas and electricity by other regulated operations, excluding Alberta Power (2000), are recognized upon delivery, primarily on the basis of meter readings, and include an estimate of usage not yet billed.

Revenues from generating plants are recognized upon delivery of output or upon availability of delivery as prescribed by contractual arrangements. PPA incentives and penalties are recognized as described under the accounting policy for deferred availability incentives.

Revenues from ATCO Midstream's natural gas storage and processing capacity are recognized on the basis of contractual arrangements, and revenues from the sale of natural gas liquids are recognized upon delivery.

Revenues from the supply of contracted services are recorded by the percentage of completion method. Full provision is made for any anticipated loss. Other revenues are recognized when products are delivered or services are provided.

1. Summary of significant accounting policies (continued)

Natural Gas Supply

Natural gas supply expense includes purchases of natural gas for regulated operations (see Note 3 regarding the transfer of retail energy supply businesses) and other subsidiaries. Natural gas supply expense for other subsidiaries consists of natural gas volumes purchased for natural gas liquids extraction and sales to third parties.

Prior to the transfer of retail energy supply businesses (see Note 3), natural gas supply expense for the regulated operations was based on the forecast cost of natural gas included in customer rates. Variances from forecast costs were deferred until such time as approval from the AEUB was obtained for refund to or collection from customers and revenues and natural gas supply expense were adjusted accordingly.

Subsequent to the transfer of retail energy supply businesses, natural gas supply expense for the regulated operations is based on actual costs incurred.

Purchased Power

Prior to the transfer of retail energy supply businesses (see Note 3), purchased power expense in ATCO Electric was based on the actual cost of electricity purchased, whereas the amount included in customer rates was based on forecast cost. Revenues were adjusted for variances from forecast cost, and the variances were deferred until such time as approval from the AEUB was obtained for refund to or collection from customers.

Purchased power expense in the Yukon Territory and the Northwest Territories is based on the actual cost of electricity purchased. The amount included in customer rates in the Yukon Territory is based on actual costs and in the Northwest Territories is based on forecast cost. Revenues are adjusted for variances from forecast cost, and the variances are deferred until such time as approval from the regulator is obtained for refund to or collection from customers.

Income Taxes

The regulated operations follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of their rates. When future income taxes are not provided in the income tax component of current rates, such future income taxes are not recognized to the extent that it is expected that they will be recovered from customers through inclusion in future rates.

Other subsidiaries follow the liability method of accounting for income taxes. Under this method, future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax liabilities and assets are measured using enacted and substantively enacted tax rates. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

Inventories

Inventories are valued at the lower of average cost or net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and unamortized contributions by utility customers for extensions to plant.

Regulated operations include in property, plant and equipment an allowance for funds used during construction at rates approved by the AEUB for debt and equity capital. Property, plant and equipment in the other subsidiaries include capitalized interest incurred during construction.

1. Summary of significant accounting policies (continued)

Certain regulated additions are made with the assistance of non-refundable cash contributions from customers when the estimated revenue is less than the cost of providing service or where special equipment is needed to supply the customers' specific requirements. These contributions are amortized on the same basis as, and offset the depreciation charge of, the assets to which they relate.

Depreciation is provided on assets on a straight-line basis over their estimated useful lives. Depreciation rates for regulated assets, excluding Alberta Power (2000)'s generating plants, are approved by the AEUB and include a provision for future removal costs and site restoration costs (see the accounting policy for asset retirement obligations below). On retirement of these depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations on accounting for asset impairment. These recommendations require an impairment of property, plant and equipment, intangible assets with finite lives, deferred operating costs and long term prepaid expenses to be recognized in earnings when the asset's carrying value exceeds the total cash flows expected from its use and eventual disposition. The impairment loss is then calculated as the difference between the asset's carrying value and its fair value, which is determined using present value techniques. This change in accounting had no effect on earnings for the three months and year ended December 31, 2004.

Deferred Financing Charges

Issue costs of long term debt are amortized over the weighted average life of the debt, issue costs of preferred shares relating to regulated operations are amortized over the expected life of the issue and issue costs of preferred shares relating to other subsidiaries are charged to retained earnings. Unamortized premiums and issue costs of redeemed long term debt and preferred shares relating to regulated operations are amortized over the life of the issue funding the redemption.

Deferred Availability Incentives

Under the terms of the PPA's, the Corporation is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to the Corporation by the PPA counterparties for availability in excess of predetermined targets, whereas penalties are paid by the Corporation to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPA's, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to revenues on a straight-line basis over the remaining term of the PPA's. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

Asset Retirement Obligations

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for asset retirement obligations as described in Note 12. The CICA recommendations require the Corporation to identify legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques. The prior year's financial statements have been restated for the change in the method of accounting for asset retirement obligations.

An asset retirement obligation is recorded as a liability in deferred credits, with a corresponding increase to property, plant and equipment. The liability is accreted over the estimated time period until settlement of the obligation, with the accretion expense included in depreciation and amortization. The asset is depreciated over its estimated useful life. Prior to January 1, 2004, site restoration and removal costs that are now accounted for as asset retirement obligations were accrued over the estimated remaining useful lives of the assets.

1. Summary of significant accounting policies (continued)

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the Corporation expects to use the assets in service for an indefinite period. As such, no final removal date can be determined and, consequently, a reasonable estimate of the related retirement obligations cannot be made at this time. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants.

Long Term Debt Due Within One Year

When the Corporation intends to refinance long term debt due within one year on a long term basis and there is a written undertaking from an underwriter to act on the Corporation's behalf with respect thereto, or sufficient capacity exists under long term bank loan agreements to issue commercial paper or assume bank loans, then long term debt due within one year is classified as long term.

Hedging

In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

The Corporation designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

Employee Future Benefits

The Corporation accrues for its obligations under defined benefit pension and other post employment benefit plans. Costs of these benefits are determined using the projected benefits method prorated on service and reflects management's best estimates of investment returns, wage and salary increases, age at retirement and expected health care costs.

Pension plan assets at the end of the year are reported at market value. The expected long term rate of return on plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Expected return on plan assets for the year is calculated by applying the expected long term rate of return to the market related value of plan assets, which is the average of the market value of plan assets at the end of the preceding three years.

Accrued benefit obligations at the end of the year are determined using a discount rate that reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments.

Experience gains and losses and the effect of changes in assumptions in excess of 10% of the greater of the accrued benefit obligations or the market value of plan assets, adjustments resulting from plan amendments and the net transitional liability or asset, which arose upon the adoption in 2000 of the current accounting standard, are amortized over the estimated average remaining service life of employees.

1. Summary of significant accounting policies (continued)

Pursuant to an AEUB decision effective January 1, 2000, the regulated operations, excluding Alberta Power (2000), are required to expense contributions for other post employment benefit and certain other defined benefit pension plans as paid. The differences between the amounts accrued and paid are deferred in other assets.

Employer contributions to the defined contribution pension plans are expensed as paid.

Stock Based Compensation Plans

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for stock based compensation as described in Note 15. These recommendations require the expensing of stock options granted on and after January 1, 2002. The Corporation determines the fair value of the options on the date of grant using an option pricing model and recognizes the fair value over the vesting period of the options granted as compensation expense and contributed surplus. Contributed surplus is reduced as the options are exercised and the amount initially recorded in contributed surplus is credited to Class A and Class B share capital. No compensation expense is recorded for stock options granted prior to January 1, 2002 as permitted by the recommendations. The prior year's financial statements have been restated for the change in the method of accounting for stock options.

No compensation expense is recognized when share appreciation rights are granted. Prior to vesting, compensation expense arising from an increase or decrease in the market price of the shares over the base value of the rights is accrued equally over the remaining months to the date of vesting. After that date, compensation expense arising from an increase or decrease in the market price of the shares is recognized monthly in earnings.

Foreign Currency Translation

Assets and liabilities of self-sustaining foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and revenues and expenses are translated at the average monthly rates of exchange during the year. Gains or losses on translation of self-sustaining foreign operations are included in the foreign currency translation adjustment in share owners' equity.

Transactions denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the transaction date. Monetary assets and liabilities of integrated foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or liabilities incurred, and revenues and expenses are translated at the average monthly rates of exchange during the year. Gains or losses on translation of integrated foreign operations are recognized in earnings.

2. Accounting for regulated operations

While CICA recommendations encourage the application of the primary sources of GAAP to all operations, the recommendations do not require that assets and liabilities arising from rate regulation be recognized and measured in accordance with the primary sources of GAAP.

Where regulatory decisions dictate, the Corporation defers certain costs or revenues as assets or liabilities in the balance sheet and records them as expenses or revenues in the earnings statement as it collects or refunds amounts through future customer rates. Any adjustments to these deferred amounts are recognized in earnings in the period that the regulator renders a subsequent decision. The Corporation anticipates that there would be no material differences between the amounts approved by the regulator for collection or refund and the amounts included in assets or liabilities on the balance sheet.

The Corporation has chosen to retain the following existing accounting policies, as permitted by CICA recommendations that define the primary sources of GAAP, pertaining to regulatory decisions that give rise to deferred assets or liabilities:

2. Accounting for regulated operations (continued)

a) *Purchased power* – Purchased power expense for the regulated operations in the Yukon Territory and the Northwest Territories is based on the actual cost of electricity purchased. The amount included in customer rates in the Yukon Territory is based on actual costs and in the Northwest Territories is based on forecast cost. Revenues are adjusted for variances from forecast cost, and the variances are deferred until such time as approval from the regulator is obtained for refund to or collection from customers.

b) *Future removal and site restoration costs* – Depreciation rates for regulated assets, excluding Alberta Power (2000)'s generating plants, include a provision for future removal costs and site restoration costs (see Note 1 regarding the accounting policy for asset retirement obligations). On retirement of these depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

c) *Employee future benefits* – Costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), are recognized in earnings when paid rather than accrued. The differences between the amounts accrued on an actuarial basis and paid are deferred in other assets.

d) Certain costs as required or permitted by the AEUB are deferred for recovery through future rates.

Similar accounting policies that pertained to the retail energy supply businesses that were transferred as of May 4, 2004 (see Note 3) included:

a) *Natural gas supply* – Natural gas supply expense was based on the forecast cost of natural gas included in customer rates. Variances from forecast costs were deferred until such time as approval from the AEUB was obtained for refund to or collection from customers and revenues and natural gas supply expense was adjusted accordingly.

b) *Purchased power* – Purchased power expense in ATCO Electric was based on the actual cost of electricity purchased, whereas the amount included in customer rates was based on forecast cost. Revenues were adjusted for variances from forecast cost, and the variances were deferred until such time as approval from the AEUB was obtained for refund to or collection from customers.

3. Transfer of retail energy supply businesses

On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc. Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid 12 months following closing. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million. This transfer increased 2004 earnings by $55.1 million.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004 will be reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

Under the various transaction agreements, ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions ("the transferred functions").

On May 4, 2004, DEML commenced supplying natural gas and electricity at regulated rates to residential, farm, commercial and small industrial customers in the ATCO Gas and ATCO Electric service areas and billing customers for their natural gas and electricity service.

3. Transfer of retail energy supply businesses (continued)

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and ATCO Electric.

Canadian Utilities Limited has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal.

4. Interest and other income

	2004	2003
Interest	**$22.0**	$24.3
Allowance for funds used by regulated operations	**6.2**	4.4
Other	**2.6**	4.7
	$30.8	$33.4

5. Income taxes

The income tax provision differs from that computed using the statutory tax rates for the following reasons:

	2004		2003	
Earnings before income taxes	**$502.8**	%	$447.8	%
Income taxes, at statutory rates	**$205.5**	**40.9**	$186.9	41.7
Federal general tax reduction [1]	**(18.4)**	**(3.7)**	(10.9)	(2.4)
Manufacturing and processing tax credit	**(7.7)**	**(1.6)**	(8.1)	(1.8)
Resource allowance	**(3.3)**	**(0.7)**	(3.5)	(0.8)
Crown royalties and other non-deductible Crown payments	**0.7**	**0.1**	1.1	0.3
Large Corporations Tax	**7.8**	**1.6**	8.1	1.8
Foreign tax rate variance	**(4.6)**	**(0.9)**	(2.6)	(0.6)
Non-deductible interest on foreign financing	**1.8**	**0.4**	1.5	0.3
Change in future income taxes resulting from reduction in tax rates	**(2.6)**	**(0.5)**	(2.1)	(0.5)
Unrecorded future income taxes relating to regulated operations	**4.4**	**0.9**	7.1	1.6
Natural gas and other property disposals	**-**	**-**	(0.6)	(0.1)
Transfer of retail energy supply businesses	**(12.1)**	**(2.4)**	-	-
Reduction in future income taxes resulting from a change in tax legislation in Australia	**-**	**-**	(8.9)	(2.0)
Change in method of accounting for future income taxes in certain regulated operations	**(15.8)**	**(3.1)**	(6.8)	(1.5)
Other	**2.3**	**0.4**	(5.6)	(1.2)
	158.0	**31.4**	155.6	34.8
Current income taxes	**187.6**		158.6	
Future income taxes (recoveries)	**$ (29.6)**		$ (3.0)	

[1] The federal general tax reduction of 7% (2003 – 5%) is applicable to earnings that have not otherwise benefited from the manufacturing and processing tax credit and/or the resource allowance. An additional federal tax reduction of 2% (2003 – 1%) is applicable to earnings that have benefited from the resource allowance.

The future income tax liabilities (assets) comprise the following:

	2004	2003
Property, plant and equipment	**$216.7**	$216.8
Deferred assets and liabilities	**5.5**	35.7
Tax loss carryforwards	**(0.9)**	(1.2)
Income tax reassessment	**-**	(12.9)
Other	**0.8**	0.5
	222.1	238.9
Less: Amounts included in current future income taxes	**(0.3)**	11.5
	$222.4	$227.4

Unrecorded future income tax liabilities of the regulated operations amounted to $165.3 million at December 31, 2004. This balance includes $38.8 million in respect of Alberta Power (2000)'s generating plants, which will be recovered through future payments received in respect of the PPA's.

Expected future recoveries relating to tax loss carryforwards have been recorded in the amount of $0.9 million, of which $0.1 million begins to expire in 2007 and $0.8 million does not expire. In addition, there are tax loss carryforwards of $1.2 million for which no tax benefit has been recorded. These losses begin to expire in 2006.

Income taxes paid amounted to $134.5 million (2003 – $147.2 million).

5. Income taxes (continued)

In 2001, the Corporation received and paid an income tax reassessment of $12.9 million relating to the 1996 disposal of ATCOR Resources Ltd. The Corporation did not agree with this reassessment and contested the matter with tax authorities. Accordingly, the payment was recorded as a reduction of future income tax liabilities.

During 2003, the Corporation was successful in appealing the reassessment to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004 in favor of the Corporation. The Federal Government did not appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. The Corporation has received a refund of $15.1 million, including interest, and has reversed the future income tax reduction of $12.9 million.

6. Retained earnings at beginning of period as restated

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Retained earnings at beginning of period as previously reported	**$1,548.3**	$1,385.3	**$1,438.8**	$1,314.9
Adjustment to retained earnings for prior years' effect of change in method of accounting for asset retirement obligations (after income taxes)	-	(3.0)	**(3.1)**	(3.1)
Adjustment to retained earnings for prior years' effect of change in method of accounting for stock options	-	(0.2)	**(0.3)**	(0.1)
Retained earnings at beginning of period as restated	**$1,548.3**	$1,382.1	**$1,435.4**	$1,311.7

7. Direct charges to retained earnings

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Purchase of Class A shares	**$1.6**	$0.9	**$6.6**	$3.4
Issue costs of equity preferred shares (after income taxes of $1.3 million)	-	-	-	2.7
	$1.6	$0.9	**$6.6**	$6.1

8. Property, plant and equipment

		2004		2003	
	Composite Depreciation Rates	**Cost**	**Accumulated Depreciation**	Cost	Accumulated Depreciation
Utilities	3.6%	**$5,593.1**	**$2,082.1**	$5,191.9	$1,927.2
Power Generation	3.4%	**2,770.5**	**849.6**	2,703.2	768.7
Global Enterprises	8.2%	**260.5**	**123.5**	249.3	105.6
Other	4.8%	**27.0**	**4.7**	11.4	4.3
		$8,651.1	**3,059.9**	$8,155.8	2,805.8
Property, plant and equipment less accumulated depreciation			**5,591.2**		5,350.0
Unamortized contributions by utility customers for extensions to plant			**545.9**		514.6
			$5,045.3		$4,835.4

8. Property, plant and equipment (continued)

Accumulated depreciation includes amounts provided for future removal and site restoration costs, net of salvage value, of $297.9 million (2003 — $285.7 million).

Composite depreciation rates reflect total depreciation in the year as a percentage of mid-year cost, excluding construction work-in-progress of $75.7 million (2003 — $265.8 million) and non-depreciable assets of $40.4 million (2003 — $39.3 million).

9. Other assets

	2004	2003
Net accrued pension asset (Note 19)	**$ 55.9**	$ 52.5
Costs deferred for recovery through future regulated rates [1]	**25.0**	25.7
Deferred costs related to the transfer of retail energy supply businesses	**-**	10.8
Deferred financing charges [2]	**27.6**	27.9
Other [1]	**16.2**	18.1
	$124.7	$135.0

[1] Amortization of certain other assets, which was recorded in depreciation and amortization, amounted to $12.2 million in 2004 (2003 – $5.2 million).

[2] Amortization of deferred financing charges, which was recorded in interest expense, amounted to $3.1 million in 2004 (2003 – $2.5 million).

10. Bank indebtedness and credit lines

At December 31, 2004, bank indebtedness consists of $1.2 million (2003 — nil), all of which has been borrowed under joint venture operating credit facilities, at an interest rate of 5.4%, secured by a general assignment of accounts receivable, inventories and property, plant and equipment of a foreign subsidiary corporation.

At December 31, 2004, the Corporation has the following credit lines that enable it to obtain financing for general business purposes:

	2004			2003		
	Total	**Used**	**Available**	Total	Used	Available
Long term committed	**$ 326.0**	**$12.0**	**$314.0**	$ 350.0	$16.2	$ 333.8
Short term committed	**614.1**	**22.3**	**591.8**	624.3	49.8	574.5
Uncommitted	**69.0**	**11.4**	**57.6**	178.5	14.1	164.4
	$1,009.1	**$45.7**	**$963.4**	$1,152.8	$80.1	$1,072.7

Of the $45.7 million used at December 31, 2004, $16.8 million is included in long term debt and $28.9 million represents outstanding letters of credit.

11. Long term debt and non-recourse long term debt

Long term debt

	2004	2003
CU Inc. debentures – unsecured		
1994 Series 8.73% due June 2004	$ -	$ 100.0
1995 Series 8.43% due June 2005	**125.0**	125.0
2001 4.84% due November 2006	**175.0**	175.0
2002 4.801% due November 2007	**50.0**	50.0
2000 6.97% due June 2008	**100.0**	100.0
1989 Series 10.20% due November 2009	**125.0**	125.0
1990 Series 11.40% due August 2010	**125.0**	125.0
2000 7.05% due June 2011	**100.0**	100.0
2004 5.096% due November 2014	**100.0**	-
2002 6.145% due November 2017	**150.0**	150.0
2004 5.432% due January 2019	**180.0**	-
1999 Series 6.8% due August 2019	**300.0**	300.0
1990 Second Series 11.77% due November 2020	**100.0**	100.0
1991 Series 9.92% due April 2022	**125.0**	125.0
1992 Series 9.40% due May 2023	**100.0**	100.0
2004 5.896% due November 2034	**200.0**	-
Canadian Utilities Limited debentures – unsecured		
2002 6.14% due November 2012	**100.0**	100.0
	2,155.0	1,775.0
ATCO Power Australia Pty Ltd. credit facility, at Bank Bill rates, due July 2005, payable in Australian dollars, unsecured [1]	**5.3**	13.8
ATCO Power Canada Ltd. credit facility, at BA rates, due March 2007, secured by a pledge of cash [1]	**11.5**	12.0
Other long term obligation, at 4.25%, due June 2006, unsecured	**4.5**	4.5
	2,176.3	1,805.3
Less: Amounts due within one year	**5.3**	-
	$2,171.0	$1,805.3

Non-recourse long term debt

	2004	2003
Barking Power Limited project financing, payable in British pounds:		
At fixed rates averaging 7.95%, due to 2010	**$ 72.2**	$ 80.8
At LIBOR, due to 2010 [1]	**118.4**	132.5
Osborne Cogeneration Pty Ltd. project financing, payable in Australian dollars:		
At Bank Bill rates, due to 2013 [1]	**2.3**	0.1
At 7.3325%, due to 2013 [1]	**42.6**	51.6
ATCO Power Alberta Limited Partnership ("APALP") project financing:		
At 7.54% to 2008, at LIBOR thereafter, due to 2016 [1]	**5.1**	6.4
At 7.317% to 2008, at LIBOR thereafter, due to 2016 [1]	**8.1**	9.0
At 7.50% to 2011, at LIBOR thereafter, due to 2016 [1]	**89.7**	93.1
Joffre project financing:		
At 6.435% to 2004, at BA rates thereafter, due to 2012 [1]	**-**	2.3
At 7.286%, due to 2012 [1]	**31.9**	33.4
At 8.59%, due to 2020	**32.0**	32.0

11. Long term debt and non-recourse long term debt (continued)

Non-recourse long term debt (continued)

	2004	2003
Scotford project financing:		
At 5.202%, due to 2008, at BA rates thereafter, due to 2014 [1]	**50.4**	53.7
At 5.202%, due to 2008, at LIBOR thereafter, due to 2014 [1]	**12.6**	13.9
At 7.93%, due to 2022	**27.6**	28.2
Muskeg River project financing:		
At 5.247%, due 2007, at BA rates thereafter, due to 2014 [1]	**47.8**	51.0
At BA rates, due to 2014 [1]	**0.4**	0.6
At 7.56%, due to 2022	**33.1**	34.9
Brighton Beach project financing:		
At 5.8367%, due 2009, at BA or Canadian Eurodollar rates thereafter, due to 2019 [1]	**9.8**	-
At BA or Canadian Eurodollar rates, due to 2019 [1]	**1.3**	-
At 6.575%, due to 2019 [1]	**39.5**	40.7
At 6.924%, due to 2024	**110.6**	110.6
Cory project financing:		
At BA rates, due to 2011 [1]	**0.3**	0.1
At 6.461%, due to 2011 [1]	**3.9**	4.7
At 7.586%, due to 2025	**38.2**	38.8
At 7.601%, due to 2026	**33.7**	34.0
	811.5	852.4
Less: Amounts due within one year	**50.6**	46.3
	$760.9	$806.1

BA – Bankers' Acceptance
LIBOR – London Interbank Offered Rate

(1) The above interest rates have additional margin fees at a weighted average rate of 1.1% (2003 — 0.9%).

The Corporation has fixed interest rates, either directly or through interest rate swap agreements, on 95% (2003 — 92%) of total long term debt and non-recourse long term debt.

The non-recourse long term debt is secured by charges on the projects' assets and by an assignment of the projects' bank accounts, outstanding contracts and agreements. The book value of the pledged assets and bank accounts at December 31, 2004 was $1,342.5 million (2003 — $1,248.2 million).

Guarantees

Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations under non-recourse loans associated with certain of its projects. These guarantees cover the following items:

a) **Equity contributions** — Represents equity funding requirements needed to complete construction of the project being built. At December 31, 2004, the maximum value of the obligation under this guarantee for the Brighton Beach project financing is anticipated to be $8.7 million.

b) **Project cash flows** — Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 24 megawatts ("MW") for the Scotford project and 48 MW for the Muskeg River project. These guarantees became effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amounts payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing

11. Long term debt and non-recourse long term debt (continued)

agreement depending upon the specific operating results of the plant. At December 31, 2004, no amounts were outstanding under the guarantee.

c) **Reserve amounts** — Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities Limited may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2004, the amount of the obligations under these guarantees is:

Project	Major Maintenance	Debt Service
APALP project financing	Nil [(1)]	$13.7
Joffre project financing	Nil [(2)]	$ 4.2
Muskeg River project financing	Nil [(1)]	$ 5.1
Scotford project financing	Nil [(1)]	$ 5.6

[(1)] No major maintenance reserve required for this financing.
[(2)] Reserve requirements of $2.7 million met with project cash flows.

d) **Prepaid operating and maintenance fee** — Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities Limited has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay project debt in accordance with the project financing agreements. This guarantee, which declines by $1.2 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2004, the maximum value of the guarantee is $32.4 million.

e) **Purchase project assets** — Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:
- a deliberate or willful breach of a project financing agreement; or
- where ATCO Power has failed to co-operate with the lenders in a sale of the project; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2004, no such events have occurred.

Canadian Utilities Limited has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts. In addition, Canadian Utilities Limited has posted acceptable credit support in the amount of $2.2 million with respect to builders' liens filed against the Cory project.

ATCO Power (80%) and ATCO Resources (20%), a wholly owned subsidiary of Canadian Utilities Limited's parent corporation, ATCO Ltd., have a joint venture in the above projects subject to guarantees, excluding Barking Power.

11. Long term debt and non-recourse long term debt (continued)

The foregoing guaranteed amounts represent ATCO Power's 80% interest. Canadian Utilities Limited has also guaranteed similar obligations in respect of ATCO Resources' 20% interest. ATCO Ltd. has indemnified and agreed to reimburse Canadian Utilities Limited for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

Minimum debt repayments

The minimum annual debt repayments for each of the next five years are as follows:

	Long Term Debt	Non-Recourse Long term Debt	Total
2005	$130.3	$ 50.6	$180.9
2006	179.5	64.9	244.4
2007	61.5	56.0	117.5
2008	100.0	82.5	182.5
2009	125.0	75.5	200.5
	$596.3	$329.5	$925.8

Of the $180.9 million due in 2005, $125.0 million is to be refinanced and is, therefore, excluded from long term debt due within one year in the balance sheet.

Interest expense

Interest on debt is as follows:

	2004	2003
Long term debt	**$147.3**	$144.2
Non-recourse long term debt	**55.6**	55.9
Notes payable	**0.7**	0.6
Current bank indebtedness	**2.8**	5.3
Amortization of financing charges	**3.1**	2.5
Less: Capitalized on non-regulated projects	**(5.8)**	(18.2)
	$203.7	$190.3

Interest paid amounted to $201.2 million (2003 – $207.8 million).

Fair values

Fair values for the above debt, determined using quoted market prices for the same or similar issues, are shown below. Where the market prices are not available, fair values are estimated using discounted cash flow analysis based on the Corporation's current borrowing rate for similar borrowing arrangements.

	2004	2003
Long term debt		
Fixed rate	**$2,536.6**	$2,093.3
Floating rate	**16.8**	25.8
	$2,553.4	$2,119.1
Non-recourse long term debt		
Fixed rate	**$ 735.3**	$ 757.8
Floating rate	**122.8**	133.5
	$ 858.1	$ 891.3

12. Deferred credits

	2004	2003
Deferred availability incentives	**$ 46.1**	$ 43.3
Asset retirement obligations	**34.7**	32.3
Deferred electricity cost recoveries	**10.3**	16.2
Deferred royalty credits	**14.1**	10.3
Accrued equipment repairs and maintenance	**10.1**	8.5
Net accrued post employment benefits (Note 19)	**11.6**	8.7
Deferred revenues	**6.4**	0.9
Other	**24.7**	14.9
	$158.0	$135.1

Deferred availability incentives

Amortization of deferred availability incentives, which was recorded in revenues, amounted to $7.6 million in 2004 (2003 – $7.5 million).

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Asset retirement obligations

The CICA recommendations on accounting for asset retirement obligations require the Corporation to identify legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques.

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the Corporation expects to use the assets in service for an indefinite period. As such, no final removal date can be determined and, consequently, a reasonable estimate of the related retirement obligations cannot be made at this time. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants.

The effect of adopting these recommendations is presented as increases (decreases) below:

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Statement of earnings				
Site restoration and removal costs, included in operation and maintenance	**$ -**	$ -	**$ -**	$(0.2)
Depreciation and amortization	**(0.2)**	(0.3)	**(0.8)**	(1.5)
Accretion expense, included in depreciation and amortization	**0.5**	0.4	**1.9**	1.8
Income taxes	**(0.1)**	-	**(0.2)**	(0.1)
Earnings attributable to Class A and Class B shares	**$(0.2)**	$(0.1)	**$(0.9)**	$ -

12. Deferred credits (continued)

	January 1 2003
Balance sheet	
Retirement assets and site restoration and removal costs, included in property, plant and equipment	$24.2
Asset retirement obligations, included in deferred credits	30.1
Accrual for future removal and site restoration costs, included in deferred credits	(3.3)
Future income tax liabilities	0.5
Retained earnings at beginning of period	(3.1)

Changes in asset retirement obligations are summarized below:

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Obligations at beginning of period	**$34.2**	$31.5	**$32.3**	$30.1
Obligations incurred	**-**	0.4	**0.5**	0.4
Accretion expense	**0.5**	0.4	**1.9**	1.8
Obligations at end of period	**$34.7**	$32.3	**$34.7**	$32.3

The Corporation estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $93 million, which will be incurred between 2005 and 2052. A weighted average discount rate of 5.9% was used to calculate the fair value of the asset retirement obligations.

13. Equity preferred shares

Authorized and issued

Authorized: An unlimited number of Series Second Preferred Shares, issuable in series.

Issued:

	Stated Value (dollars)	Redemption Dates	**2004** Shares	**2004** Amount	2003 Shares	2003 Amount
Cumulative Redeemable Second Preferred Shares						
5.9% Series Q	$25.00	Open	**2,277,675**	**$ 56.9**	2,277,675	$ 56.9
5.3% Series R	$25.00	Open	**2,146,730**	**53.7**	2,146,730	53.7
6.6% Series S	$25.00	Open	**635,700**	**15.9**	635,700	15.9
5.8% Series W	$25.00	See below	**6,000,000**	**150.0**	6,000,000	150.0
6.0% Series X	$25.00	See below	**6,000,000**	**150.0**	6,000,000	150.0
Perpetual Cumulative Second Preferred Shares						
5.05% Series O	$25.00	December 2, 2006	**1,600,000**	**40.0**	1,600,000	40.0
5.05% Series T	$25.00	December 2, 2006	**1,600,000**	**40.0**	1,600,000	40.0
5.05% Series U	$25.00	December 2, 2006	**800,000**	**20.0**	800,000	20.0
5.25% Series V	$25.00	October 3, 2007	**4,400,000**	**110.0**	4,400,000	110.0
				$636.5		$636.5

The dividends payable on the Series O, T, U, and V preferred shares are fixed until the redemption dates specified above, at which time a new dividend rate may be established by negotiations between Canadian Utilities Limited and the owners of the shares.

13. Equity preferred shares (continued)

Fair values

Fair values for preferred shares determined using quoted market prices for the same or similar issues are $669.2 million (2003 – $665.1 million).

Redemption privileges

The preferred shares, except for Series W and X, are redeemable on the dates specified above at the option of Canadian Utilities Limited at the stated value plus accrued and unpaid dividends.

The Series W preferred shares are redeemable commencing on March 1, 2008 at the stated value plus a 4% premium for the next 12 months plus accrued and unpaid dividends. The redemption premium declines by 1% in each succeeding 12 month period until March 1, 2012.

The Series X preferred shares are redeemable commencing June 1, 2008 at the stated value plus a 4% premium for the next 12 months plus accrued and unpaid dividends. The redemption premium declines by 1% in each succeeding 12 month period until June 1, 2012.

14. Class A and Class B shares

Authorized and issued

	Class A Non-Voting		Class B Common		Total	
	Shares	Amount	Shares	Amount	Shares	Amount
Authorized:	Unlimited		Unlimited			
Issued and outstanding:						
December 31, 2002	40,121,794	$362.1	23,290,391	$147.5	63,412,185	$509.6
Purchased	(73,900)	(0.7)	-	-	(73,900)	(0.7)
Stock options exercised	45,350	1.6	-	-	45,350	1.6
Converted: Class B to Class A	1,040,465	6.6	(1,040,465)	(6.6)	-	-
December 31, 2003	**41,133,709**	**369.6**	**22,249,926**	**140.9**	**63,383,635**	**510.5**
Purchased	**(145,400)**	**(1.3)**	**-**	**-**	**(145,400)**	**(1.3)**
Stock options exercised	**153,300**	**5.1**	**-**	**-**	**153,300**	**5.1**
Converted:Class B to Class A	**228,684**	**1.4**	**(228,684)**	**(1.4)**	**-**	**-**
December 31, 2004	**41,370,293**	**$374.8**	**22,021,242**	**$139.5**	**63,391,535**	**$514.3**

From January 1, 2005 to February 11, 2005, 52,900 Class A non-voting shares were issued with respect to the exercises of stock options and 2,800 Class B common shares were converted to Class A non-voting shares.

Earnings per share

Earnings per Class A non-voting and Class B common share is calculated by dividing the earnings attributable to Class A and Class B shares by the weighted average shares outstanding. Diluted earnings per share is calculated using the treasury stock method, which reflects the potential exercise of stock options on the weighted average Class A non-voting and Class B common shares outstanding. The average number of shares used to calculate earnings per share are as follows:

14. Class A and Class B shares (continued)

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Weighted average shares outstanding	**63,373,283**	63,371,535	**63,382,521**	63,389,192
Effect of dilutive stock options	**265,413**	310,985	**249,489**	275,855
Weighted average diluted shares outstanding	**63,638,696**	63,682,520	**63,632,010**	63,665,047

Share owner rights

The owners of the Class A non-voting shares and the Class B common shares are entitled to share equally, on a share for share basis, in all dividends declared by Canadian Utilities Limited on either of such classes of shares as well as the remaining property of Canadian Utilities Limited upon dissolution. The owners of the Class B common shares are entitled to vote and to exchange at any time each share held for one Class A non-voting share.

If a take-over bid is made for the Class B common shares which would result in the offeror owning more than 50% of the outstanding Class B common shares and which would constitute a change in control of Canadian Utilities Limited, owners of Class A non-voting shares are entitled, for the duration of the bid, to exchange their Class A non-voting shares for Class B common shares and to tender such Class B common shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed never to have existed. In addition, owners of the Class A non-voting shares are entitled to exchange their shares for Class B common shares of Canadian Utilities Limited if ATCO Ltd., the present controlling share owner of Canadian Utilities Limited, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares of Canadian Utilities Limited. In either case, each Class A non-voting share is exchangeable for one Class B common share, subject to changes in the exchange ratio for certain events such as a stock split or rights offering.

Normal course issuer bid

On May 20, 2003, Canadian Utilities Limited commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class A non-voting shares. The bid expired on May 19, 2004. Over the life of the bid, 73,600 shares were purchased, of which 56,600 were purchased in 2003 and 17,000 were purchased in 2004. On May 20, 2004, Canadian Utilities Limited commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class A non-voting shares. The bid will expire on May 19, 2005. From May 20, 2004, to February 11, 2005, 128,400 shares have been purchased, all of which were purchased in 2004.

15. Stock based compensation plans

Stock option plan

Of the 3,200,000 Class A non-voting shares reserved for issuance in respect of options under Canadian Utilities Limited's stock option plan, 1,467,350 Class A non-voting shares are available for issuance at December 31, 2004. Options may be granted to directors, officers and key employees of Canadian Utilities Limited and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant.

15. Stock based compensation plans (continued)

Changes in shares under option are summarized below:

	2004		2003	
	Class A Shares	**Weighted Average Exercise Price**	Class A Shares	Weighted Average Exercise Price
Options at beginning of year	**944,450**	**$37.88**	947,800	$37.15
Granted	**3,000**	**52.90**	42,000	51.74
Exercised	**(153,300)**	**32.66**	(45,350)	35.60
Cancelled	**(16,350)**	**41.13**	-	-
Options at end of year	**777,800**	**$38.89**	944,450	$37.88

Information about stock options outstanding at December 31, 2004 is summarized below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class A Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Class A Shares	Weighted Average Exercise Price
$23.76 - $30.08	181,350	1.3	$27.73	181,350	$27.73
$34.46 - $37.74	251,300	4.9	35.66	249,300	35.64
$41.29 - $57.29	345,150	5.3	47.12	265,300	46.37
$23.76 - $57.29	777,800	4.2	$38.89	695,950	$37.67

In 2004, Canadian Utilities Limited granted 3,000 options to purchase Class A non-voting shares to officers and certain key employees at an exercise price of $52.90 per share. The options have a term of ten years and vest over the first five years.

On January 1, 2005, Canadian Utilities Limited granted 100,000 options to purchase Class A non-voting shares at an exercise price of $60.49 per share. The options have a term of ten years and vest over the first five years.

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for stock based compensation. These recommendations require the expensing of stock options granted on and after January 1, 2002. This retroactive change in accounting had no effect on earnings for the three months ended December 31, 2004 and reduced earnings for the year ended December 31, 2004 by $0.1 million, with no effect on earnings per share in either period, reduced earnings for the three months and year ended December 31, 2003 by $0.1 million and $0.2 million, respectively, with no effect on earnings per share in either period, and resulted in a charge of $0.1 million to retained earnings at January 1, 2003. The prior year's financial statements have been restated for the change in the method of accounting for stock options.

The Corporation uses the Black-Scholes option pricing model, which estimated the weighted average fair value of the options granted during 2004 at $5.67 per option (2003 – $4.68 per option) using the following assumptions:

	2004	2003
Risk free interest rate	**4.2%**	4.3%
Expected holding period prior to exercise	**6.5 years**	5.5 years
Share price volatility	**12.7%**	12.1%
Estimated annual Class A share dividend	**4.0%**	4.0%

15. Stock based compensation plans (continued)

Share appreciation rights

Directors, officers and key employees of the Corporation may be granted share appreciation rights that are based on Class A non-voting shares of Canadian Utilities Limited or Class I Non-Voting shares of ATCO Ltd. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant. The base value of the share appreciation rights is equal to the weighted average of the trading price of the Class A non-voting shares and the Class I Non-Voting shares, respectively, on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The holder is entitled on exercise to receive a cash payment equal to any increase in the market price of the Class A non-voting shares and Class I Non-Voting shares, respectively, over the base value of the share appreciation rights exercised.

Share appreciation rights expense amounted to $0.9 million (2003 — $2.4 million).

16. Changes in non-cash working capital

	2004	2003
Operating activities, changes related to:		
Accounts receivable	**$ 217.9**	$(92.0)
Inventories	**(1.3)**	(50.8)
Deferred natural gas costs	**28.1**	4.0
Deferred electricity costs	**10.7**	21.7
Prepaid expenses	**1.4**	(0.8)
Accounts payable and accrued liabilities	**(187.3)**	60.6
Income taxes	**41.8**	9.8
Future income taxes	**(9.0)**	(5.3)
	$ 102.3	$(52.8)
Investing activities, changes related to:		
Inventories	**$ (0.2)**	$ 0.5
Prepaid expenses	**(0.1)**	0.3
Accounts payable and accrued liabilities	**(4.5)**	(30.8)
Income taxes	**11.0**	-
Future income taxes	**(2.8)**	-
	$ 3.4	$(30.0)
Financing activities, changes related to:		
Accounts receivable	**$ (1.8)**	$ 7.9

17. Joint ventures

The Corporation's interest in joint ventures is summarized below:

	2004	2003
Statement of earnings		
Revenues	**$ 452.6**	$ 420.9
Operating expenses	**311.5**	291.7
Depreciation and amortization	**39.2**	34.7
Interest	**39.3**	34.5
	62.6	60.0
Interest and other income	**6.8**	5.7
Earnings from joint ventures before income taxes	**$ 69.4**	$ 65.7
Balance sheet		
Current assets	**$ 241.7**	$ 143.1
Current liabilities	**(138.7)**	(115.3)
Property, plant and equipment	**990.0**	997.5
Deferred items – net	**(140.8)**	(60.0)
Non-recourse long term debt	**(579.6)**	(612.6)
Investment in joint ventures	**$ 372.6**	$ 352.7
Statement of cash flows		
Operating activities	**$ 40.4**	$ 80.7
Investing activities	**(46.6)**	(105.6)
Financing activities	**0.6**	4.5
Foreign currency translation	**(0.4)**	(4.7)
Decrease in cash position	**$ (6.0)**	$ (25.1)

Current assets include cash of $48.7 million (2003 — $54.4 million) which is only available for use within the joint ventures.

18. Related party transactions

In transactions with ATCO Ltd. and its wholly owned subsidiary corporations, the Corporation sold fuel in the amount of $1.8 million (2003 — $2.8 million), recovered administrative expenses totaling $2.7 million (2003 — $3.0 million) and incurred administrative expenses and corporate signature rights totaling $7.1 million (2003 — $6.8 million). The Corporation also incurred advertising and promotion expenses from an entity related through common control totaling $1.1 million (2003 — $1.1 million). These transactions are in the normal course of business and under normal commercial terms.

19. Employee future benefits

The Corporation maintains defined benefit and defined contribution pension plans for most of its employees and provides other post employment benefits, principally health, dental and life insurance, for retirees and their dependants. The defined benefit pension plans provide for pensions based on employees' length of service and final average earnings. As of 1997, new employees automatically participate in the defined contribution pension plans and employees participating in the defined benefit pension plans may transfer to the defined contribution pension plans at any time. Upon transfer, further accumulation of benefits under the defined benefit pension plans ceases.

19. Employee future benefits (continued)

Information about the Corporation's benefit plans, in aggregate, is as follows:

	2004		2003	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Benefit plan assets, obligations and funded status				
Market value of plan assets:				
Beginning of year	**$1,322.5**	**$ -**	$1,195.0	$ -
Actual return on plan assets	**115.8**	**-**	159.1	-
Employee contributions	**5.0**	**-**	5.1	-
Benefit payments	**(36.1)**	**-**	(33.4)	-
Payments to defined contribution plans	**(5.1)**	**-**	(3.3)	-
End of year	**$1,402.1**	**$ -**	$1,322.5	$ -
Accrued benefit obligations:				
Beginning of year	**$1,092.6**	**$ 62.5**	$ 952.0	$ 47.9
Current service cost	**23.6**	**2.0**	20.9	1.9
Interest cost	**69.5**	**3.8**	65.3	3.8
Employee contributions	**5.0**	**-**	5.1	-
Benefit payments from plan assets [1]	**(36.1)**	**-**	(33.4)	-
Benefit payments by employer	**(4.1)**	**(2.0)**	(3.6)	(1.7)
Experience losses [2]	**82.2**	**0.7**	86.3	10.6
End of year	**$1,232.7**	**$ 67.0**	$1,092.6	$ 62.5
Funded status:				
Excess (deficiency) of assets over obligations	**$ 169.4**	**$(67.0)**	$ 229.9	$(62.5)
Amounts not yet recognized in financial statements:				
Unrecognized net cumulative experience losses on plan assets and accrued benefit obligations	**310.3**	**14.0**	270.1	13.6
Unrecognized net transitional liability (asset)	**(286.2)**	**25.3**	(319.0)	27.6
Accrued asset (liability)	**193.5**	**(27.7)**	181.0	(21.3)
Regulatory asset (liability) [3]	**(137.6)**	**16.1**	(128.5)	12.6
Net accrued asset (liability) recognized (Notes 9, 12)	**$ 55.9**	**$(11.6)**	$ 52.5	$ (8.7)

[1] Pension plan benefit payments are indexed to increases in the Canadian Consumer Price Index to a maximum increase of 3% per annum.

[2] A change in the liability discount rate assumption resulted in experience losses in 2004 of approximately $70.0 million for the pension benefit plans.

[3] The regulatory asset (liability) reflects an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.

19. Employee future benefits (continued)

	2004		2003	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Benefit plan cost (income)				
Components of benefit plan cost (income):				
Current service cost	**$ 23.6**	**$ 2.0**	$ 20.9	$ 1.9
Interest cost	**69.5**	**3.8**	65.3	3.8
Actual return on plan assets	**(115.8)**	**-**	(159.1)	-
Experience losses on accrued benefit obligations	**82.2**	**0.7**	86.3	10.6
	59.5	**6.5**	13.4	16.3
Adjustments to recognize long term nature of employee future benefits:				
Unrecognized portion of actual return on plan assets	**29.4**	**-**	68.1	-
Unrecognized portion of experience losses on accrued benefit obligations	**(82.2)**	**(0.7)**	(86.3)	(10.6)
Amortization of net cumulative experience losses on plan assets and accrued benefit obligations	**12.7**	**0.3**	13.5	0.4
Amortization of net transitional liability (asset)	**(32.8)**	**2.3**	(32.8)	2.3
	(72.9)	**1.9**	(37.5)	(7.9)
Defined benefit plans cost (income)	**(13.4)**	**8.4**	(24.1)	8.4
Defined contribution plans cost	**6.4**	**-**	4.5	-
Total cost (income)	**(7.0)**	**8.4**	(19.6)	8.4
Less: Capitalized	**1.2**	**2.0**	1.0	2.0
Less: Unrecognized defined benefit plans cost (income) [1]	**(10.2)**	**2.5**	(19.5)	2.5
Net cost (income) recognized	**$ 2.0**	**$ 3.9**	$ (1.1)	$ 3.9

[1] The unrecognized defined benefit plans cost (income) reflects an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.

In the unaudited three months ended December 31, 2004, net cost of $0.6 million (2003 – $0.7 million income) was recognized for pension benefit plans and net cost of $1.0 million (2003 – $1.3 million) was recognized for other post employment benefit plans.

19. Employee future benefits (continued)

Weighted average assumptions

	2004		2003	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Assumptions regarding benefit plan cost (income):				
Expected long term rate of return on plan assets for the year	**7.25%**	-	7.5%	-
Liability discount rate for the year	**6.25%**	**6.25%**	6.5%	6.5%
Average compensation increase for the year	**3.0%**	-	2.75%	-
Assumptions regarding accrued benefit obligations:				
Liability discount rate at December 31	**5.9%**	**5.9%**	6.25%	6.25%
Long term inflation rate	**2.5%**	(1)	2.5%	(1)

(1) The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligation are as follows: for drug costs, 9.9% for 2004 grading down over 9 years to 4.5% (2003 – 10.5% for 2003 grading down over 10 years to 4.5%), and, for other medical and dental costs, 4.0% for 2004 and thereafter (2003 – 4.0% for 2003 and thereafter).

The sensitivities of key assumptions used in measuring accrued benefit obligations and benefit plan cost (income) for 2004 are outlined in the following table. The sensitivities of each key assumption have been calculated independently of changes in other key assumptions. Actual experience may result in changes in a number of assumptions simultaneously.

	2004 Pension Benefit Plans		2004 Other Post Employment Benefit Plans	
	Accrued Benefit Obligation	Benefit Plan Cost (Income)	Accrued Benefit Obligation	Benefit Plan Cost (Income)
Expected long term rate of return on plan assets				
1% increase (1)	-	$(3.3)	-	-
1% decrease (1)	-	$ 3.3	-	-
Liability discount rate				
1% increase (1)	$(51.8)	$(4.8)	$(2.6)	$(0.2)
1% decrease (1)	$ 65.3	$ 5.9	$ 3.3	$ 0.3
Future compensation rate				
1% increase (1)	$ 17.9	$ 2.6	-	-
1% decrease (1)	$(13.8)	$(2.0)	-	-
Long term inflation rate				
1% increase (1) (2) (3)	$ 21.5	$ 2.8	$ 2.9	$ 0.5
1% decrease (1) (3)	$(38.0)	$(5.0)	$(2.4)	$(0.4)

(1) Sensitivities are net of the associated regulatory asset (liability) and unrecognized defined benefit plans cost (income), which reflect an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.

(2) The long term inflation rate for pension plans reflects the fact that pension plan benefit payments are indexed to increases in the Canadian Consumer Price Index to a maximum increase of 3.0% per annum.

(3) The long term inflation rate for other post employment benefit plans is the assumed annual health care cost trend rate described in the weighted average assumptions.

19. Employee future benefits (continued)

Pension benefit plan assets

	2004		2003	
	Amount	**%**	Amount	%
Plan asset mix:				
Equity securities [1]	**$ 809.2**	**57.7**	$ 817.3	61.8
Fixed income securities [2]	**507.2**	**36.2**	442.4	33.4
Real estate [3]	**34.4**	**2.4**	31.1	2.4
Cash and other assets [4]	**51.3**	**3.7**	31.7	2.4
	$1,402.1	**100.0**	$1,322.5	100.0

(1) Equity securities consist of investments in domestic and foreign preferred and common shares. At December 31, 2004 the market values of investments in United States' securities and international equities, denominated in a number of different currencies, are $134.4 million and $151.6 million, respectively (2003 – $134.4 million and $148.7 million, respectively).

(2) Fixed income securities consist of investments in federal and provincial government and corporate bonds and debentures.

(3) Real estate consists of investments in closed-end real estate funds.

(4) Cash and other assets consist of cash, short term notes and money market funds.

At December 31, 2004, plan assets include long term debt of CU Inc. having a market value of $5.3 million (2003 – $1.8 million), Class A non-voting and Class B common shares of Canadian Utilities Limited having a market value of $12.4 million (2003 – $11.6 million) and Class I Non-Voting shares of ATCO Ltd. having a market value of $10.6 million (2003 – $8.7 million).

Funding

Employees are required to contribute a percentage of their salary to the defined benefit pension plans. The Corporation is required to provide the balance of the funding, based on triennial actuarial valuations, necessary to ensure that benefits will be fully provided for at retirement. Based on the most recent actuarial valuation for funding purposes as of December 31, 2002, the Corporation is continuing a contribution holiday that began on April 1, 1996. The next actuarial valuation for funding purposes is required as of December 31, 2005.

Included in the accrued benefit obligations are certain supplementary defined benefit pension plans that are paid by the Corporation out of general revenues. These supplementary plans had accrued benefit obligations of $71.5 million at December 31, 2004 (2003 – $70.9 million).

20. Risk management and financial instruments

The Corporation is exposed to changes in interest rates, commodity prices and foreign currency exchange rates. The Power Generation segment is affected by the cost of natural gas and the price of electricity in the Province of Alberta and the United Kingdom and the Global Enterprises segment is affected by the cost of natural gas and the price of natural gas liquids. In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

20. Risk management and financial instruments (continued)

Interest rate risk

Long term debt and non-recourse long term debt have variable interest rates that have been hedged through the following interest rate swap agreements:

Swap Fixed Interest Rate [1]	Variable Debt Interest Rate	Completion Date	Principal/Face Value 2004	2003
6.435%	90 day BA	December 2004	**$ -**	$ 2.3
5.247%	90 day BA	December 2007	**47.8**	51.0
5.202%	90 day BA	September 2008	**63.7**	67.6
7.54%	90 day BA	November 2008	**5.1**	6.4
7.317%	90 day BA	December 2008	**8.1**	9.0
5.837%	90 day BA	June 2009	**9.8**	-
6.461%	90 day BA	June 2011	**3.9**	4.7
7.50%	6 month LIBOR	December 2011	**90.6**	93.1
7.286%	90 day BA	September 2012	**32.5**	34.3
7.3325%	Bank Bill Rate in Australia	December 2013	**42.6**	51.6
6.575%	90 day BA	March 2019	**39.5**	40.7
			$343.6	$360.7

BA – Bankers' Acceptance
LIBOR – London Interbank Offered Rate

[1] The above swap fixed interest rates include any long term debt margin fees (Note 11).

Foreign exchange rate risk

The Corporation has exposure to changes in the carrying values of its foreign operations, including assets and liabilities, as a result of changes in exchange rates.

The Corporation has entered into foreign exchange forward contracts in order to fix the exchange rate on certain planned equipment expenditures denominated in U.S. dollars. At December 31, 2004, there were no contracts outstanding to purchase U.S. dollars (2003 — $0.5 million U.S.).

Energy commodity price risk

In March 2004, the AEUB issued a decision respecting the operation of ATCO Gas' Carbon storage facility for the 2004/2005 storage year, which ends on March 31, 2005. The decision directed ATCO Gas to continue to reserve 16.7 petajoules of storage capacity for the benefit of utility customers. As a result of an AEUB approved storage plan, ATCO Gas has entered into certain energy contracts for the forward purchase and sale of natural gas for storage purposes. All associated costs and benefits of these contracts are passed to customers through regulated rates, and accordingly, ATCO Gas does not bear any risk for price fluctuations provided that the contracts are in accordance with the storage plan. At December 31, 2004, the contracts consist of natural gas sales of 12,802 terajoules ("TJ") for $76.3 million (2003 — 151 TJ for $1.0 million) and natural gas purchases of 107 TJ for $0.6 million (2003 — 151 TJ for $1.0 million).

20. Risk management and financial instruments (continued)

Fair values

The fair values of derivatives have been estimated using year-end market rates. These fair values approximate the amount that the Corporation would either pay or receive to settle the contract at December 31.

	2004			2003		
	Notional Principal	**Fair Value (Payable) Receivable**	**Maturity**	Notional Principal	Fair Value (Payable) Receivable	Maturity
Interest rate swaps	**$343.6**	**$(16.0)**	**2007-2019**	$360.7	$(14.0)	2004-2019
Foreign exchange forward contracts	-	-	-	$ 0.7	Nil	2004

Credit risk

Derivative credit risk arises from the possibility that a counterparty to a contract fails to perform according to the terms and conditions of that contract. Derivative credit risk is minimized by dealing with large, credit-worthy counterparties in accordance with established credit approval policies. Accounts receivable credit risk is reduced by a large and diversified customer base, requirement of letters of credit, and, for regulated operations other than Alberta Power (2000), the ability to recover an estimate for doubtful accounts through approved customer rates.

21. Commitments and contingencies

Commitments

The Corporation has contractual obligations in the normal course of business, including long term operating leases for office premises and equipment. Future minimum lease payments are as follows:

2005	2006	2007	2008	2009	Total of All Subsequent Years
$15.0	$14.0	$12.7	$11.9	$4.9	$9.4

Contingencies

The Corporation is party to a number of disputes and lawsuits in the normal course of business. The Corporation believes that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

22. Regulatory matters

In a decision dated October 2, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.40% and a common equity ratio of 32% for ATCO Electric's transmission operations and 35% for its distribution operations for 2003. These reductions in the common equity ratios reduced the common equity that ATCO Electric was allowed to earn a return on by $83.0 million for 2003. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress. In a decision dated July 2, 2004, the AEUB issued its Generic Cost of Capital decision (as described below) which approved, among other things, a return on common equity of 9.60% for 2004 and a common equity ratio of 33% for ATCO Electric's transmission operations and 37% for its distribution operations beginning in 2004. These increases in the common equity ratios increased the common equity that ATCO Electric was allowed to earn a return on by $22.3 million for 2004 as compared to 2003.

In a decision dated October 1, 2003, the AEUB approved for ATCO Gas, among other things, a rate of return on common equity of 9.50% for 2003 and 2004 and a common equity ratio of 37% for 2003 and 2004. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress. In a decision dated July 2, 2004, the AEUB issued its Generic Cost of Capital decision which approved, among other things, ATCO Gas' common equity ratio of 38% beginning in 2005. As ATCO Gas' return on common equity for 2004 was already established, the standardized approach approved by the AEUB in its Generic Cost of Capital decision for determining the return on common equity will be applied beginning in 2005.

In a decision dated December 2, 2003, the AEUB approved for ATCO Pipelines, among other things, a rate of return on common equity of 9.50% and a common equity ratio of 43.5% for 2003. In a decision dated July 13, 2004, the AEUB awarded additional revenue with respect to the revenue forecasts of certain industrial customers. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress. In a decision dated July 2, 2004, the AEUB issued its Generic Cost of Capital decision which approved, among other things, ATCO Pipelines' return on common equity of 9.60% for 2004 and a common equity ratio of 43% beginning in 2004.

The Generic Cost of Capital decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2004, the AEUB announced a generic return on common equity of 9.50% for 2005. The AEUB also announced that the 2005 generic return on equity would only apply to utilities which file rate applications in 2005. If no rate applications are filed, then existing return on common equity rates will continue to apply.

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

23. Segmented information

Description of segments

In August 2004, the Corporation reorganized its management reporting structure into the following business segments:

The **Utilities** Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the regulated transportation of natural gas by ATCO Pipelines, the regulated transmission and distribution of water by CU Water, and the provision of non-regulated complementary projects by ATCO Utility Services.

The **Power Generation** Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and the regulated supply of electricity by Alberta Power (2000).

The **Global Enterprises** Business Group includes the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream, the provision of project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec, the development, operation and support of information systems and technologies by ATCO I-Tek, the provision of billing services, payment processing, credit, collection and call centre services by ATCO I-Tek's subsidiary, ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics and the sale of travel services to both business and consumer sectors by ATCO Travel.

The Corporate and Other segment includes commercial real estate owned by the Corporation in Fort McMurray, Alberta.

2003 segmented figures have been restated to conform to the current basis of segmentation.

Segmented results – Three months ended December 31

2004 2003	Utilities	Power Generation	Global Enterprises	Corporate and Other	Intersegment Eliminations	Consolidated
(Unaudited)						
Revenues – external	**$293.8** $650.0	**$183.9** $171.9	**$184.5** $128.0	**$ 0.4** $ 0.4	**$ -** $ -	**$662.6** $950.3
Revenues – intersegment [1]	**4.1** 6.2	**-** -	**29.3** 195.2	**3.5** 2.6	**(36.9)** (204.0)	**-** -
Revenues	**$297.9** $656.2	**$183.9** $171.9	**$213.8** $323.2	**$ 3.9** $ 3.0	**$ (36.9)** $(204.0)	**$662.6** $950.3
Earnings attributable to Class A and Class B shares	**$ 38.5** $ 41.1	**$ 24.1** $ 35.7	**$ 30.8** $ 14.4	**$(3.6)** $(5.0)	**$ 0.5** $ 0.3	**$ 90.3** $ 86.5

[1] Intersegment revenues are recognized on the basis of prevailing market or regulated prices.

23. **Segmented information** (continued)

Segmented results – Year ended December 31

2004 2003	Utilities	Power Generation	Global Enterprises	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$1,771.6** $2,525.6	**$ 653.2** $ 643.4	**$ 663.5** $ 572.6	**$ 1.2** $ 1.0	**$ -** $ -	**$3,089.5** $3,742.6
Revenues – intersegment [1]	**18.2** 23.0	**-** -	**334.7** 653.0	**10.4** 11.2	**(363.3)** (687.2)	**-** -
Revenues	**1,789.8** 2,548.6	**653.2** 643.4	**998.2** 1,225.6	**11.6** 12.2	**(363.3)** (687.2)	**3,089.5** 3,742.6
Operating expenses	**1,328.6** 2,077.5	**346.7** 351.8	**867.2** 1,118.0	**11.2** 14.6	**(368.1)** (693.2)	**2,185.6** 2,868.7
Depreciation and amortization	**178.9** 166.1	**89.5** 78.3	**22.0** 24.3	**1.1** 0.5	**-** -	**291.5** 269.2
Interest expense	**118.8** 114.0	**84.5** 75.2	**2.4** 2.7	**148.0** 145.6	**(150.0)** (147.2)	**203.7** 190.3
Gain on transfer of retail energy supply businesses	**(63.3)** -	**-** -	**-** -	**-** -	**-** -	**(63.3)** -
Interest and other income	**(8.6)** (8.8)	**(7.9)** (7.5)	**(2.4)** (5.9)	**(161.9)** (158.4)	**150.0** 147.2	**(30.8)** (33.4)
Earnings before income taxes	**235.4** 199.8	**140.4** 145.6	**109.0** 86.5	**13.2** 9.9	**4.8** 6.0	**502.8** 447.8
Income taxes	**56.3** 68.1	**56.8** 49.2	**36.9** 30.4	**6.2** 5.8	**1.8** 2.1	**158.0** 155.6
	179.1 131.7	**83.6** 96.4	**72.1** 56.1	**7.0** 4.1	**3.0** 3.9	**344.8** 292.2
Dividends on equity preferred shares	**10.4** 10.4	**3.6** 3.6	**-** -	**21.8** 19.1	**-** -	**35.8** 33.1
Earnings attributable to Class A and Class B shares	**$ 168.7** $ 121.3	**$ 80.0** $ 92.8	**$ 72.1** $ 56.1	**$ (14.8)** $ (15.0)	**$ 3.0** $ 3.9	**$ 309.0** $ 259.1
Total assets	**$3,405.6** $3,418.5	**$2,210.3** $2,215.7	**$ 307.8** $ 320.9	**$528.3** $185.7	**$ 11.1** $ (44.3)	**$6,463.1** $6,096.5
Purchase of property, plant and equipment	**$ 426.3** $ 347.9	**$ 77.0** $ 131.7	**$ 14.5** $ 15.5	**$ 17.7** $ 0.6	**$ -** $ -	**$ 535.5** $ 495.7

[2] Intersegment revenues are recognized on the basis of prevailing market or regulated prices.

Geographic segments

	Domestic		Foreign		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003
Revenues	**$2,868.7**	$3,504.3	**$220.8**	$238.3	**$3,089.5**	$3,742.6
Property, plant and equipment	**$4,690.9**	$4,462.3	**$354.4**	$373.1	**$5,045.3**	$4,835.4

24. TXU Europe settlement

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim. This agreement is reflected in the company voluntary arrangements ("CVA's") which were approved on January 28, 2005.

On February 3, 2005, the Corporation announced that at TXU creditors' and members' meetings on January 28, 2005, CVA's under the United Kingdom Insolvency Act were approved in respect of certain TXU companies, including TXU Europe Energy Trading Limited and TXU Europe Group plc.

The CVA's will not become effective until on or about February 28, 2005, and any additional creditors are entitled to make claims until on or about March 15, 2005. The impact of the CVA's on the Corporation's financial condition and results cannot be determined at this time, but is expected to be positive.



CANADIAN UTILITIES LIMITED
An ATCO Company

2004 ANNUAL INFORMATION FORM

February 23, 2005

TABLE OF CONTENTS

DEFINITIONS OF CERTAIN TERMS

Certain terms used in this Annual Information Form are defined below:

"AESO" means the Alberta Electric System Operator, formerly the Alberta Power Pool and the Transmission Administrator;

"AEUB" means the Alberta Energy and Utilities Board;

"AGP" means ATCO Gas and Pipelines Ltd.;

"Alberta Power (2000)" means Alberta Power (2000) Ltd.;

"ASHCOR Technologies" means ASHCOR Technologies Ltd.;

"ATCO Electric" means ATCO Electric Ltd.;

"ATCO Frontec" means ATCO Frontec Corp.;

"ATCO Gas" means the natural gas distribution division of AGP;

"ATCO I-Tek" means ATCO I-Tek Inc.

"ATCO I-Tek Business Services" means ATCO I-Tek Business Services Ltd.;

"ATCO Midstream" means ATCO Midstream Ltd.;

"ATCO Pipelines" means the natural gas transportation division of AGP;

"ATCO Power" means ATCO Power Ltd. together with its subsidiaries;

"ATCO Resources" means ATCO Resources Ltd., a wholly owned subsidiary of ATCO Ltd.;

"ATCO Travel" means ATCO Travel Ltd.;

"ATCO Utility Services" means ATCO Utility Services Ltd.;

"BPL" means Barking Power Limited;

"Class A shares" means the Class A non-voting shares of the Corporation;

"Class B shares" means the Class B common shares of the Corporation;

"Corporation" means Canadian Utilities Limited and, unless the context otherwise requires, includes its subsidiaries;

"CU" means Canadian Utilities Limited;

"CU Water" means CU Water Limited;

"EEEP" means the Edmonton Ethane Extraction Plant;

"EUA" means the Electric Utilities Act (Alberta);

"Genics" means Genics Inc.;

"km" means kilometre;

"Mmcf" means one million cubic feet and "Bcf" means one billion cubic feet;

"negotiated settlement" means an agreement related to a revenue requirement and/or customer rates for a specific period of time resulting from direct negotiations between a utility and its customers. A negotiated settlement avoids the need for a general rate application for the duration of the agreement. All negotiated settlements must be approved by the AEUB;

"NLD" means Northland Utilities (NWT) Limited;

"NUY" means Northland Utilities (Yellowknife) Limited;

"petajoule" means a unit of energy equal to approximately 948.2 billion British thermal units, "terajoule" means a unit of energy equal to approximately 948.2 million British thermal units and "gigajoule" means a unit of energy equal to approximately 948.2 thousand British thermal units;

"PPA" means power purchase arrangement that became effective on January 1, 2001, as part of the process of restructuring the electric utility business in Alberta. The PPA's are legislatively mandated and approved by the AEUB;

"REA" means Rural Electrification Association. REA's are constituted under the Rural Utilities Act (Alberta) by groups of persons carrying on farming operations. Each REA purchases electric power for distribution to its members through a distribution system owned by that REA;

"Thames Power" means Thames Power Limited;

"YECL" means The Yukon Electrical Company Limited.

CANADIAN UTILITIES LIMITED

Canadian Utilities Limited was incorporated under the laws of Canada on May 18, 1927, and was continued under the Canada Business Corporations Act on August 15, 1979. The common share capital of the Corporation was reorganized on September 10, 1982. The address of the principal office of the Corporation is 1600, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 and the registered office of the Corporation is 20th Floor, 10035 – 105 Street, Edmonton, Alberta, T5J 2V6.

The following chart includes the names of the principal operating subsidiaries of the Corporation, the jurisdictions under the laws of which they are organized and the percentages of their shares beneficially owned or over which control or direction is exercised by the Corporation.



Canadian Utilities Limited (Canada)
100%
CU Inc. (Canada)
100%
ATCO Power Ltd. (Canada)
100%
ATCO Midstream Ltd. (Canada)
100%
ATCO I-Tek Inc. (Canada)
100%
ATCO Gas and Pipelines Ltd. (Alberta)
100%
ATCO Power Canada Ltd. (Canada)
100%
ATCO Frontec Corp. (Alberta)
100%
ATCO I-Tek Business Services Ltd. (Canada)
100%
CU Water Limited (Canada)
100%
ATCO Power Generation Ltd. (England)
100%
ATCO Travel Ltd. (Canada)
100%
ASHCOR Technologies Ltd. (Canada)
100%
Alberta Power (2000) Ltd. (Canada)
50%
Thames Power Limited (England)
50%
Genics Inc. (Alberta)
100%
ATCO Electric Ltd. (Canada)
51%
Barking Power Limited (England)
100%
The Yukon Electrical Company Limited (Yukon Territory)
100%
ATCO Power Australia Pty Ltd. (Australia)
100%
Norven Holdings Inc. (Canada)
76%
Northland Utilities Enterprises Ltd. (Canada)
100%
Northland Utilities (Yellowknife) Limited (Canada)
100%
Northland Utilities (NWT) Limited (Northwest Territories)
100%
ATCO Utility Services Ltd. (Canada)

BUSINESS OF THE CORPORATION

The Corporation is a holding company. Its principal operating subsidiaries are engaged in regulated natural gas and electric energy operations, primarily in Alberta, and in related non-regulated operations. Regulated operations are conducted by ATCO Electric and its subsidiaries, NLD, NUY and YECL, ATCO Gas and ATCO Pipelines. Included in regulated operations are the generating plants of Alberta Power (2000), which were regulated by the AEUB until December 31, 2000, but are now governed by legislatively mandated PPA's that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996, to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the estimated life of the related generating plant and December 31, 2020.

In August 2004, the Corporation reorganized its management reporting structure into the following business segments:

The **Utilities** Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric and its subsidiaries, NLD, NUY and YECL, the regulated transportation of natural gas by ATCO Pipelines, the regulated transmission and distribution of water by CU Water, and the provision of non-regulated complementary projects by ATCO Utility Services.

The **Power Generation** Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and the regulated supply of electricity by Alberta Power (2000).

The **Global Enterprises** Business Group includes the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream, the provision of project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec, the development, operation and support of information systems and technologies by ATCO I-Tek, the provision of billing services, payment processing, credit, collection and call centre services by ATCO I-Tek's subsidiary, ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics and the sale of travel services to both business and consumer sectors by ATCO Travel.

The Corporate and Other segment includes commercial real estate owned by the Corporation in Fort McMurray, Alberta.

Three Year History

The significant events and conditions affecting the Corporation's business during the past three years are summarized below. A number of these events and conditions are discussed in greater detail elsewhere in this Annual Information Form.

Three Year History - continued

2004:

- Volatility in prices received for electricity sold to the AESO by ATCO Power.

- In August 2004, the Corporation reorganized its structure into three business groups: **Utilities** (ATCO Gas, ATCO Electric and its subsidiaries, NLD, NUY and YECL, ATCO Pipelines, CU Water, ATCO Utility Services); **Power Generation** (ATCO Power, Alberta Power (2000)); and **Global Enterprises** (ATCO Midstream, ATCO Frontec, ATCO I-Tek and its subsidiary ATCO I-Tek Business Services, ASHCOR Technologies, Genics, ATCO Travel).

- In August 2004, ATCO Electric completed construction of a $99.0 million, 350 kilometre 240 kilovolt transmission line between Fort McMurray and Whitefish Lake.

- In a decision dated July 13, 2004, the AEUB awarded ATCO Pipelines additional revenue with respect to the revenue forecasts of certain industrial customers.

- In July 2004, ATCO Power's Brighton Beach generating plant in Windsor Ontario was completed and commenced commercial operations. All of ATCO Power's generating plants are now operational.

- In July 2004, the AEUB issued its Generic Cost of Capital decision, establishing a standardized approach for determining the rate of return on common equity for each utility company (ATCO Electric, ATCO Gas and ATCO Pipelines) regulated by the AEUB. The decision also established capital structures for each utility company regulated by the AEUB. This resulted in:
  - ATCO Electric obtaining an approved 2004 return on common equity of 9.60% and a common equity ratio of 33% for its transmission operations and 37% for its distribution operations. The impact of this decision was an increase in the common equity that ATCO Electric was allowed to earn a return on by $23.0 million in 2004.
  - ATCO Pipelines obtaining an approved 2004 rate of return on common equity of 9.60% and a common equity ratio of 43%.
  - ATCO Gas was not impacted by this decision for 2004 as its return on common equity of 9.50% and its common equity ratio of 37% had already been approved by the AEUB in a decision dated October 1, 2003. The Generic Cost of Capital decision approved, among other things, ATCO Gas' common equity ratio of 38% beginning in 2005.

- In 2001, the Corporation received and paid an income tax reassessment of $12.9 million relating to the 1996 disposal of ATCOR Resources Ltd. The Corporation did not agree with this reassessment and contested the matter with tax authorities. Accordingly, the payment was recorded as a reduction of future income tax liabilities. During 2003, the Corporation was successful in appealing the reassessment to the Tax Court of Canada.

The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004 in favor of the Corporation. The Federal Government did not appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. The Corporation has received a refund of $15.1 million, including interest, and has reversed the future income tax reduction of $12.9 million.

- On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc for $90 million. The transfer increased 2004 earnings by $55.1 million.

  As a result of the transfer, ATCO Gas and ATCO Electric are no longer involved in arranging for the supply and sale of natural gas and electricity to customers, but continue to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

- ATCO I-Tek Business Services entered into a 10 year contract to provide billing and call centre services to DEML.

2003:

- Volatility in prices received for electricity sold to the AESO by ATCO Power.

- In a decision dated December 2, 2003, the AEUB approved for ATCO Pipelines, among other things, a rate of return on common equity of 9.50% and a common equity ratio of 43.5% for 2003. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

- In December 2003, ATCO Power's Scotford generating plant at Scotford, Alberta was completed and commenced commercial operations.

- In a decision dated October 2, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.40% and a common equity ratio of 32% for ATCO Electric's transmission operations and 35% for its distribution operations for 2003. These reductions in the common equity ratios reduced the common equity that ATCO Electric was allowed to earn a return on by $83.0 million for 2003. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

- In a decision dated October 1, 2003, the AEUB approved for ATCO Gas, among other things, a rate of return on common equity of 9.50% for 2003 and 2004 and a common equity ratio of 37% for 2003 and 2004. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

Three Year History - continued

- In September 2003, ATCO Frontec's contract with the Department of National Defense to provide support services for six peace-keeping installations in Bosnia-Herzagovina expired.

- In April 2003, the AEUB determined that it would proceed with a generic cost of capital hearing to focus on the possibility of establishing a standardized approach to determine the rate of return on equity and capital structure for all utilities under the jurisdiction of the AEUB.

- In the first quarter of 2003, ATCO Gas commenced the first phase of a $278 million project to relocate natural gas meters currently inside homes to the outside. The project will make the distribution system safer by relocating and replacing aging infrastructure, improve metering accuracy and accessibility, and facilitate more efficient meter reading. The AEUB approved a program which will result in meters with underground entries being relocated over 10 years and all other inside meters moved as part of the existing meter recall program. The decision also allows ATCO Gas to move meters at any time if they are deemed unsafe.

- In January 2003, ATCO Power's Cory generating plant near Saskatoon, Saskatchewan was completed and commenced commercial operations.

- In January 2003, ATCO Power's Muskeg River generating plant near Fort McMurray, Alberta was completed and commenced commercial operations.

2002:

- Volatility in prices received for electricity sold to the AESO by ATCO Power.

- In December 2002, the Corporation announced that DEML had agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. The transaction was subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta Legislature passing amendments to Alberta's natural gas and electricity legislation that reflect the market refinements announced by the Minister of Energy in August 2002.

- In December 2002, the AEUB issued a decision approving the sale of ATCO Gas' Beaverhill Lake and Fort Saskatchewan natural gas producing properties. The properties, located east of Edmonton, were sold to NCE Petrofund on January 1, 2003 for $31.5 million. In the decision, the AEUB also approved a settlement to refund $23 million of the sale proceeds to ATCO Gas' North division customers. The balance of the proceeds were used to recover ATCO Gas' book value investment in the assets and costs of disposition. The sale had no impact on earnings.

Three Year History - continued

- In November 2002, an administration order was issued by a United Kingdom court for TXU Europe Energy Trading Ltd. ("TXU Europe"), which had a long term offtake agreement for 27.5% of the power produced by ATCO Power's Barking power plant. The Barking power plant continued to supply 725 megawatts of power under long term contracts. The 275 megawatts of power previously supplied to TXU Europe were sold under short term bilateral agreements.

- In July 2002, the AEUB issued a decision denying NOVA Gas Transmission Ltd.'s application to construct and operate a natural gas pipeline into the Fort Saskatchewan industrial area, an area currently served by ATCO Pipelines.

- In January 2002, ATCO Gas sold its Viking-Kinsella natural gas producing property, which had a net book value of approximately $40 million, for $550 million. In accordance with an AEUB decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments. The Corporation's share of the net proceeds was $150.5 million, after adjustments, resulting in a gain of $110.1 million before income taxes of $42.8 million. This sale increased 2002 earnings by $67.3 million.

Transfer of the Retail Energy Supply Businesses

On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc ("Transfer of the Retail Energy Supply Businesses"). Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid 12 months following closing. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million. This transfer increased 2004 earnings by $55.1 million.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004, will be reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

Under the various transaction agreements, ATCO Gas and ATCO Electric transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions (the "transferred functions").

On May 4, 2004, DEML commenced supplying natural gas and electricity at regulated rates to residential, farm, commercial and small industrial customers in the ATCO Gas and ATCO Electric service areas and billing customers for their natural gas and electricity service.

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and ATCO Electric.

The Corporation has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal.

Utilities

Natural Gas Distribution

ATCO Gas is primarily engaged in the business of distributing natural gas throughout Alberta and in the Lloydminster area of Saskatchewan. In addition, ATCO Gas stores and purchases natural gas. Although ATCO Gas is the major natural gas distributor in Alberta, certain areas are served by other natural gas utilities.

ATCO Gas' principal markets for the distribution of natural gas are in the communities of Edmonton, Calgary, Airdrie, Camrose, Fort McMurray, Grande Prairie, Lethbridge, Lloydminster, Red Deer, St. Albert and Sherwood Park, which have a combined population of approximately 2,054,000. Also served are 280 smaller communities as well as rural areas having a combined population of approximately 551,000, located on or in the vicinity of ATCO Pipelines' transportation systems or the natural gas transportation pipelines of other companies. ATCO Gas provides approximately 914,000 customers with natural gas service, of whom approximately 75% are located in the 11 communities named above.

The number of customers served by ATCO Gas as at the end of each of the last two years was as follows:

	2004	2003		
	Transportation Service	Sales Service (1)	Transportation Service	Total
Residential	834,883	760,508	49,413	809,921
Commercial	79,084	72,707	4,729	77,436
Industrial	359	260	107	367
Other	21	16	-	16
Affiliates	-	27	-	27
Total	914,347	833,518	54,249	887,767

Note:
(1) ATCO Gas no longer has sales service customers at the end of 2004 due to the Transfer of the Retail Energy Supply Businesses.

ATCO Gas owns and operates approximately 34,800 km of distribution mains. In addition, ATCO Gas owns modern service and maintenance facilities in major centres.

Revenues and earnings of ATCO Gas are affected by temperature and consequently winter weather can have a significant impact. During a typical year, more than 90% of the earnings of ATCO Gas are generated during the months of January, February, November and December.

The amounts of natural gas distributed by ATCO Gas for each of the last two years were as follows:

	2004			2003		
	Sales Service (1)	Transportation Service	Total	Sales Service (1)	Transportation Service	Total
			(petajoules)			
Residential	55.3	52.0	107.3	103.6	5.7	109.3
Commercial	43.2	54.9	98.1	84.5	15.6	100.1
Industrial	1.8	12.7	14.5	4.1	10.5	14.6
Other	2.3	0.5	2.8	5.8	-	5.8
Affiliates	-	-	-	0.2	-	0.2
Total	102.6	120.1	222.7	198.2	31.8	230.0

Note:
(1) Effective May 2004, with the completion of the Transfer of the Retail Energy Supply Businesses, ATCO Gas' existing sales service customers became transportation service customers.

Natural Gas Supply

As a result of the transfer of its retail energy supply business to DEML in May 2004, ATCO Gas is no longer involved in arranging for the supply and sale of natural gas to customers, but will continue to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

ATCO Gas has ongoing obligations to purchase fixed quantities of natural gas from various gas producers at market prices that are in effect at the time the quantities are purchased. These obligations relate mostly to storage purchases and operational contracts pertaining to ATCO Gas' natural gas field storage facility at Carbon, Alberta, which was not included in the Transfer of the Retail Energy Supply Businesses to DEML and continues to be subject to AEUB regulation.

In the first quarter of 2003, ATCO Gas commenced the first phase of a $278 million project to relocate natural gas meters currently inside homes to the outside. The project will make the distribution system safer by relocating and replacing aging infrastructure, improve metering accuracy and accessibility, and facilitate more efficient meter reading. The AEUB approved a program which will result in meters with underground entries being relocated over 10 years and all other inside meters moved as part of the existing meter recall program. The decision also allows ATCO Gas to move meters at any time if they are deemed unsafe.

CU Water

CU Water is engaged in the transmission and distribution of water. CU Water owns and operates a distribution system to supply water to rural customers and small towns east of Edmonton. At the end of 2004, approximately 906 customers were being served directly by CU Water and, in addition, bulk water sales were being made to the towns of Tofield and Viking and to approximately 12 commercial water haulers. The operations of CU Water are subject to regulation by the AEUB.

Natural Gas Transportation

ATCO Pipelines is engaged in the business of transporting natural gas throughout Alberta.

ATCO Pipelines owns and operates extensive natural gas transportation systems. The systems consist of approximately 8,330 km of pipelines, 23 compressor sites and a salt cavern peaking facility. The systems have 207 producer receipt points, 78 interconnections with TransCanada Pipelines Limited, four interconnections with Alliance Pipeline and one interconnection with Many Islands Pipelines.

ATCO Pipelines' revenues are based primarily on contractual arrangements for access to its transportation systems. Contract demand for access, and interruptible (IT), overrun (OR) and variable volumes for each of the last two years was as follows:

	2004	2003
	(terajoules/day)	
Contract Demand:		
Producer	1,253	1,314
Industrial	1,054	1,075
Distribution	89	39
Affiliates	2,210	2,171
Total	4,606	4,599
IT/OR/Variable Volumes:		
Producer	257	209
Industrial	258	231
Distribution	7	18
Total	522	458
Total Contract Demand and IT/OR/Variable Volumes	5,128	5,057

In addition, ATCO Pipelines provides sales service to certain customers. ATCO Pipelines obtains natural gas for these customers from ATCO Gas. The AEUB has approved the conversion, by April 30, 2005, of sales service to transportation service for these customers, at which time it is expected that there will no longer be any remaining sales service customers.

Electric Distribution and Transmission

ATCO Electric is engaged in the business of distributing and transmitting electric energy to 238 communities as well as rural areas in east-central and northern Alberta. Included are the communities of Drumheller, Lloydminster, Grande Prairie and Fort McMurray as well as the oil sands areas near Fort McMurray and the heavy oil areas near Cold Lake and Peace River. Electric utility service is also provided to one community in British Columbia and to two communities in Saskatchewan. YECL serves 19 communities in the Yukon Territory, including the capital city of Whitehorse, and NUY and NLD serve nine communities in the Northwest Territories, including the capital city of Yellowknife.

Electricity distributed to the various classes of customers for each of the last two years was as follows:

	2004		2003	
	Millions of Kilowatt Hours	%	Millions of Kilowatt Hours	%
Industrial	6,597	67	6,502	67
Commercial	1,796	18	1,729	18
Residential	1,032	10	982	10
Rural, REAs and other	485	5	555	5
Total	9,910	100	9,768	100

The aggregate population of the areas provided with electric utility service by ATCO Electric, NUY, NLD and YECL is approximately 454,000 and service is provided to approximately 206,000 customers. ATCO Electric has been assigned approximately 65% of the designated service area within Alberta which contains approximately 15% of the existing provincial electrical load and 13% of the existing population.

The number of customers served by ATCO Electric, NUY, NLD and YECL as at the end of each of the last two years was as follows:

	2004		2003	
	Number	%	Number	%
Industrial	10,691	5	10,484	5
Commercial	28,068	14	27,386	14
Residential	138,066	67	135,263	67
Rural, REA's and other	29,421	14	29,135	14
Total	206,246	100	202,268	100

ATCO Electric, NUY, NLD and YECL own and operate extensive electric transmission and distribution systems. The systems consist of approximately 9,200 km of main transmission lines and 58,800 km of distribution lines. In addition, ATCO Electric delivers power to and operates approximately 12,100 km of REA-owned distribution lines.

ATCO Electric, NUY, NLD and YECL own and operate 33 diesel, natural gas turbine and hydro generating plants having an aggregate nameplate capacity of 63 megawatts in Alberta and in the Yukon and Northwest Territories. The maximum peak load demand for these plants during the year ended December 31, 2004, was 33 megawatts.

On August 30, 2004, ATCO Electric completed construction of a $99.0 million, 350 kilometre 240 kilovolt transmission line between Fort McMurray and Whitefish Lake. The project included three substations and the expansion of an existing substation. Construction was completed in 10 months. Typically, a project of this scale and complexity is constructed over two years.

Franchises

AGP, ATCO Electric, YECL, NUY and NLD distribute natural gas and electricity in incorporated communities under the authority of franchises or by-laws and in rural areas under approvals, permits or orders issued pursuant to applicable statutes.

In Edmonton, distribution of natural gas is carried on under the authority of an exclusive franchise. In 2004, AGP entered into an agreement with the City of Edmonton for a 10 year renewal of the franchise to November 15, 2015. The franchise renewal is subject to the right of the City of Edmonton, at the end of the renewal period, to purchase all of AGP's assets within the city and its assets outside the city used in supplying natural gas to the city. The purchase price would be the amount of the actual value thereof as a going concern plus 10% of such value. Although the franchise agreement gives the City certain rights of purchase, since 1935 the City has granted renewals for 10 year periods.

In Calgary, distribution of natural gas is carried on under the authority of a municipal by-law. The rights of AGP under this by-law, while not exclusive, are unrestricted as to time. The by-law does not confer any right on the City of Calgary to acquire the facilities used in providing the service.

The franchises under which service is provided in other incorporated communities in Alberta and in the Northwest Territories have been granted for periods of up to 20 years. These franchises are exclusive to AGP, ATCO Electric, NUY or NLD and are renewable by agreement for further periods not exceeding 20 years each in the case of AGP and 10 years in the case of ATCO Electric, NUY and NLD. If any franchise is not renewed, it remains in effect until such time as either party, with the approval of the prevailing regulatory authority, terminates it on six months written notice. Upon termination of a franchise the municipality may purchase the facilities used in connection with that franchise at a price to be agreed upon or, failing agreement, to be fixed by the prevailing regulatory authority. The franchise under which service is provided in the Yukon Territory was granted under the Public Utilities Act (Yukon Territory) and has no set expiry date.

Power Generation

Power generation operations are conducted by Alberta Power (2000) and ATCO Power.

Regulated

Alberta Power (2000) is engaged in the regulated supply of electricity in Alberta. Alberta Power (2000)'s assets are operated by ATCO Power pursuant to management agreements. The generating plants of Alberta Power (2000) were regulated by the AEUB until December 31, 2000, but are now governed by legislatively mandated PPA's that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996, to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Substantially all of the electricity generated by Alberta Power (2000) is sold pursuant to PPA's with EPCOR Utilities Inc. (Battle River generating plant); Duke Energy Inc. (Rainbow generating plant); and the Alberta Balancing Pool (Sheerness generating plant). Under the PPA's, Alberta Power (2000) is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power (2000) is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by indices, formulae or other means for the entire period of the PPA. Alberta Power (2000)'s actual results will vary and depend on performance compared to the forecasts on which the PPA's are based.

The name plate capacity ratings of Alberta Power (2000)'s generating plants are listed below.

Plant	Type of Generating Plant	Name Plate Capacity Rating (megawatts)	
Battle River	coal-fired steam turbine	670	
Sheerness	coal-fired steam turbine	380	(1)
Rainbow	natural gas turbine	88	
Sturgeon	natural gas turbine	18	
		1,156	

Note:
(1) Alberta Power (2000)'s ownership of the 760 megawatt name plate capacity.

Alberta Power (2000) manages the Sheerness generating plant under long term agreements with TransAlta Cogeneration L.P. for the equal sharing of ownership and cost of electric capacity.

Alberta Power (2000) owns or has committed under long term contracts sufficient coal supplies for the anticipated lives of its Battle River and Sheerness generating plants.

On January 29, 2004, the H.R. Milner generating plant was sold by the Alberta Balancing Pool to a third party and the contract under which Alberta Power (2000) had operated the plant on a cost of service basis since January 2001 was terminated. As part of the sale, Alberta Power (2000) was relieved of all decommissioning and reclamation obligations, including any environmental liabilities.

In August 2004, an arbitration tribunal appointed under the Battle River PPA determined that Alberta Power (2000) was entitled to recover $10.4 million of availability penalty payments, plus interest, from EPCOR Utilities Inc., the counterparty to the Battle River PPA, due to short term curtailed plant production during the first quarter of 2003 caused by unprecedented drought conditions. The $10.4 million of availability penalty payments plus interest, less costs associated with the arbitration proceedings, was recorded in Alberta Power (2000)'s deferred availability incentive balance sheet account and had no effect on Alberta Power (2000)'s 2004 earnings.

In June and July 2004, the Battle River generating plant's water levels were below those of 2003, which required the Corporation to limit generation to avoid exceeding the environmental license temperature limitations. The Corporation made force majeure claims for the period June 24, 2004, to July 4, 2004, and the period July 13, 2004 to July 26, 2004. The Corporation claimed $7 million with respect to these claims and was successful in reaching a negotiated settlement with EPCOR Utilities Inc. and the Alberta Balancing Pool in December 2004 for $5.2 million. The remaining $1.8 million and related costs of $0.2 million were recorded as a reduction to Alberta Power (2000)'s deferred availability incentive balance sheet account. The settlement had no effect on Alberta Power (2000)'s 2004 earnings.

Non-Regulated

ATCO Power is engaged in the non-regulated supply of electricity and cogeneration steam in Canada, the United Kingdom and Australia. ATCO Power also manages Alberta Power (2000)'s assets. ATCO Power continues to focus its development efforts on independent power production projects in Canada, Australia and the United Kingdom.

ATCO Power's non-regulated independent cogeneration plants and generating plants, with their respective commissioning dates and name plate capacity ratings, are shown below.

Location	Commissioning Date	Name Plate Capacity Rating (megawatts)	Ownership	Net Ownership (megawatts)
Canada:				
McMahon, B.C.	1993	120	50.0%	60
Primrose, Alberta	1998	85	40.0%	34
Poplar Hill, Alberta	1998	45	80.0%	36
Rainbow Lake, Alberta	1999	90	40.0%	36
Joffre, Alberta	2000	480	32.0%	154
Valleyview, Alberta	2001	45	80.0%	36
Muskeg River, Alberta	2003	170	56.0%	95
Cory, Saskatchewan	2003	260	40.0%	104
Oldman River, Alberta	2003	32	80.0%	26
Scotford, Alberta	2003	170	80.0%	136
Brighton Beach, Ontario	2004	580	40.0%	232
United Kingdom:				
Barking, London	1995	1,000	25.5%	255
Heathrow Airport	1995	14	50.0%	7
Australia:				
Osborne, South Australia	1998	180	50.0%	90
Bulwer Island, Queensland	2001	33	50.0%	17
Total		3,304		1,318

Canada

ATCO Power has a 50% interest in a joint venture with McMahon Power Holdings L.P. The joint venture owns and operates the 120 megawatt McMahon cogeneration plant at Taylor, British Columbia. All of the electricity generated is sold to British Columbia Hydro and Power Authority ("BC Hydro") pursuant to an electricity purchase agreement expiring in 2014. In addition to generating electricity, the plant sells steam to Westcoast Energy Inc.'s adjacent natural gas processing plant.

A joint venture, owned by ATCO Power, Canadian Natural Resources Limited ("CNRL") and ATCO Resources, operates an 85 megawatt cogeneration power plant (the "Primrose Steam Enhancement Plant") near Bonnyville, Alberta. The joint venture sells electricity and steam to CNRL for use in its heavy oil recovery process. Any excess electricity generated is sold to the AESO or to specific customers. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and CNRL owns 50%.

ATCO Power operates a 45 megawatt natural gas-fired generating plant at Poplar Hill near Grande Prairie, Alberta. Revenues are derived from power sold to the AESO and from transmission deferral credits contracted with the AESO. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

ATCO Power operates an 90 megawatt natural gas-fired generating plant at Rainbow Lake, Alberta which sells steam and electricity to Husky Energy Inc. ("Husky"). Surplus electricity is sold to the AESO. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and Husky owns 50%.

ATCO Power, EPCOR Power Development Corporation and NOVA Chemicals Corporation ("NOVA") are participants in a joint venture which operates a 480 megawatt natural gas-fired cogeneration plant near Joffre, Alberta. ATCO Power is the operator of the facility. NOVA purchases all of the steam and approximately 25% of the electricity produced for use in NOVA's Joffre petrochemical site under an energy purchase agreement expiring in 2020. The balance of the output is sold to the AESO or to specific customers. ATCO Power owns a 32% interest in the project, ATCO Resources owns 8%, EPCOR Power Development Corporation owns 40% and NOVA owns 20%.

ATCO Power operates a 45 megawatt natural gas-fired generating plant near Valleyview, Alberta. All of the electricity produced by the plant is sold to the AESO. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

ATCO Power and SaskPower International Inc. ("SPI") are participants in a joint venture which operates a 170 megawatt natural gas-fired cogeneration plant and related facilities at the Athabasca Oil Sands Project ("AOSP") Muskeg River mine near Fort McMurray, Alberta. Approximately one-half of the electricity and all of the steam produced by the plant are supplied to AOSP for use in its Muskeg River mine. The balance of the electricity generated is sold to the AESO. ATCO Power owns a 56% interest in the project, ATCO Resources owns 14% and SPI owns 30%.

ATCO Power and SPI are participants in a joint venture which operates a 260 megawatt natural gas-fired cogeneration plant at Potash Corporation of Saskatchewan Inc.'s Cory Mine, located near Saskatoon, Saskatchewan. ATCO Power is the operator of the facility. Saskatchewan Power Corporation has agreed to purchase all of the electricity generated by the plant for 25 years. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and SPI owns 50%.

ATCO Power operates a 32 megawatt hydroelectric generating plant at the Oldman River dam near Pincher Creek, Alberta. All of the electricity produced by the plant is sold to the AESO. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%. The Piikani Nation of Brockett, Alberta has an option which expires May 31, 2005, to purchase a 25% interest in the project.

ATCO Power operates a 170 megawatt natural gas-fired cogeneration plant at the AOSP upgrader at Scotford, Alberta. Approximately 80% of the electricity and all the thermal energy produced by the plant is supplied to AOSP for use in the upgrader and the balance of the electricity is sold to the AESO. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

A partnership formed by ATCO Power and Ontario Power Generation ("OPG") owns and operates the Brighton Beach power plant, a 580 megawatt natural gas-fired combined cycle generating plant in Windsor, Ontario. Coral Energy Canada Inc. supplies and pays for the natural gas used at the plant and owns, markets and trades all the electricity produced under contracts expiring in 2024. Construction of the plant has been completed and commercial operation commenced in July 2004. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and OPG owns 50%.

ATCO Power and SaskPower International Inc. announced in September 2004 that they will not proceed with their joint venture to build 150 megawatts of wind generation in Saskatchewan.

At December 31, 2004, all of ATCO Power's non-regulated independent generating plants were in service.

United Kingdom

ATCO Power and Balfour Beatty plc, a United Kingdom construction group, each own a 50% equity interest in Thames Power, a London, England based company. Thames Power has a 51% interest in BPL which owns a 1,000 megawatt natural gas-fired combined cycle generating plant at Dagenham in London, England (the "Barking power plant"). EDF Energy (Energy Branch) plc, SSE Energy Supply Limited, and TXU Europe Power Limited (the "Regional Electricity Companies") own the remaining 49% interest in BPL. The Regional Electricity Companies have entered into long term agreements expiring in 2010 to purchase all of the electricity produced at the plant. The Barking power plant is operated by ATCO Power.

On November 19, 2002, an administration order was issued by an English Court against TXU Europe which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim. This agreement is reflected in the company voluntary arrangements ("CVAs") which were approved on January 28, 2005.

On February 3, 2005, the Corporation announced that at TXU creditors' and members' meetings on January 28, 2005, CVAs under the United Kingdom Insolvency Act were approved in respect of certain TXU companies, including TXU Europe Energy Trading Limited and TXU Europe Group plc.

The CVAs will not become effective until on or about February 28, 2005, and any additional creditors are entitled to make claims until on or about March 15, 2005. The impact of the CVAs on the Corporation's financial condition and results cannot be determined at this time, but is expected to be positive.

The Barking generating plant has continued to supply 725 megawatts of power under long term contracts with other purchasers. The 275 megawatts of power previously supplied to TXU Europe is currently being sold into the United Kingdom electricity market on a merchant basis under a one year marketing agreement.

ATCO Power has a 50% interest in a joint venture with a subsidiary of EDF Energy plc. The joint venture owns and operates a facility consisting of a 14 megawatt natural gas turbine, 40 megawatts of boiler capacity and an associated heat distribution system at London's Heathrow Airport. The joint venture has a 15 year energy services contract, expiring in 2010, with BAA plc, owner of the Heathrow Airport, for all of the electric energy and hot water produced by the facility.

Australia

ATCO Power has a 50% interest in a joint venture with Origin Energy Limited ("Origin"). The joint venture owns and operates a 180 megawatt cogeneration plant in Osborne, South Australia. This joint venture supplies electricity to Flinders Osborne Trading Pty Ltd ("FOT") under a 20 year electricity purchase agreement expiring in 2018. In addition to generating electricity, the plant provides steam under a 20 year agreement, expiring in 2018, to Penrice Soda Products Pty Ltd.

In December 2002, the joint venture was advised that FOT's parent corporation would no longer provide financial support to FOT. FOT continues to meet its obligations under its agreements with the joint venture. The Government of South Australia has guaranteed the obligations of FOT under these agreements.

ATCO Power has a 50% interest in a consortium with Origin. The consortium owns and operates a 33 megawatt natural gas-fired cogeneration plant and other utility infrastructure at BP Amoco plc's ("BP") Bulwer Island refinery, near Brisbane, Queensland. All of the power and steam produced by the plant is sold to BP under a 20 year agreement expiring in 2021.

Global Enterprises

Non-Regulated Natural Gas Gathering, Processing and Storage

ATCO Midstream owns and operates non-regulated gathering and processing facilities in Alberta. ATCO Midstream also provides management and procurement services for ATCO Gas' storage field at Carbon, Alberta and natural gas procurement services for ATCO Power and other subsidiaries of the Corporation. Upon the Transfer of the Retail Energy Supply Businesses in 2004, ATCO Midstream ceased providing natural gas procurement services to ATCO Gas except for procurement services specifically related to the Carbon storage field.

ATCO Midstream owns a 51.3% interest in EEEP. Located in south Edmonton, EEEP is a natural gas processing plant which extracts ethane and other natural gas liquids from natural gas flowing into the Edmonton market area. Ethane is sold to an Alberta ethylene producer under a long term contract that expires in December 2012 and other natural gas liquids are sold under annual contracts that are renewable every March 31.

ATCO Midstream owns or has a joint venture interest in 12 natural gas processing plants, 9 of which it operates, three compression facilities, all of which it operates, and approximately 1,000 km of field gathering lines. Natural gas production from the producing properties connected to ATCO Midstream's natural gas gathering systems is processed by ATCO Midstream and either transported for a fee or purchased and sold under contracts with third parties.

ATCO Midstream has an agreement for natural gas storage capacity at ATCO Gas' Carbon Storage Facility in Alberta. ATCO Midstream utilizes this capacity to provide storage services to third parties.

Technical Facilities Management

ATCO Frontec, through its own operations and through a number of joint ventures, provides project management and technical services for customers in the industrial, defence, telecommunications and transportation sectors. Activities include the operation and maintenance of the Alaska Radar System, the Solid State Phased Array Radar System, the Automatic Data Processing systems for the NATO Stabilization Force Headquarters in Sarajevo, and various remote sites for Northwestel Inc. in northern Canada. ATCO Frontec also provides airport operation and maintenance, security, facilities management, bulk fuel storage and distribution and a wide variety of services and business activities in various locations throughout Canada and the world.

ATCO Frontec and Pan Arctic Inuit Logistics Corporation ("Pan Arctic") have a contract with the Government of Canada, until September 30, 2006, to operate and maintain the North

Warning System. Nasittuq Corporation, a corporation jointly owned by ATCO Frontec and Pan Arctic, operates as agent for the purposes of the contract.

Technologies

ATCO I-Tek is engaged in the development, operation and support of information systems and technologies.

ATCO I-Tek Business Services provides billing services, payment processing, credit, collection and call centre services to its clients. ATCO I-Tek Business Services currently provides such services to DEML for its regulated retail and competitive energy supply businesses in Alberta. In addition, ATCO I-Tek Business Services also supplies distribution-related billing and customer care services to ATCO Gas and ATCO Electric.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ASHCOR Technologies is engaged in the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants.

ATCO Travel is engaged in the sale of travel services to both business and consumer sectors. ATCO Travel is one of the largest independent travel agencies in western Canada.

The Corporation owns a 50% interest in the shares of Genics, a manufacturer of wood preservation products.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact, if any, the protocol will have on its operations as the Government of Canada has not yet released its implementation plan. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Transfer of the Retail Energy Supply Businesses

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, ATCO Gas and ATCO Electric remain legally obligated to perform these functions if DEML fails to perform. If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric. In the event of a reversion of such functions, ATCO Gas and ATCO Electric could incur costs related to commodity procurement, transportation and delivery charges and various regulatory costs.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

The Corporation has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

As a result of the agreements with DEML, ATCO Gas and ATCO Electric are no longer involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal.

Late Payment Penalties on Utility Bills

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The

Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

Included in regulated operations are the generating plants of Alberta Power (2000), which were regulated by the AEUB until December 31, 2000, but are now governed by legislatively mandated PPA's that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996, to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the estimated life of the related generating plant and December 31, 2020.

Substantially all the electricity generated by Alberta Power (2000) is sold pursuant to PPA's. Under the PPA's, Alberta Power (2000) is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power (2000) is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by indices, formulae or other means for the entire period of the PPA. Alberta Power (2000)'s actual results will vary and depend on performance compared to the forecasts on which the PPA's were based.

Under the terms of the PPA's, the Corporation is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to the Corporation by the PPA counterparties for availability in excess of predetermined targets, whereas penalties are paid by the Corporation to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPA's, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to revenues on a straight-line basis over the remaining term of the PPA's. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

At December 31, 2004, the Corporation had recorded $46.1 million of deferred availability incentives.

Fuel costs in Alberta Power (2000) are mostly for coal supply. To protect against volatility in coal prices, Alberta Power (2000) owns or has sufficient coal supplies under long term contracts for the anticipated lives of its Battle River and Sheerness coal-fired generating plants. These contracts are at prices that are either fixed or indexed to inflation.

In August 2004, an arbitration tribunal appointed under the Battle River PPA determined that Alberta Power (2000) was entitled to recover $10.4 million of availability penalty payments, plus interest, from EPCOR Utilities Inc., the counterparty to the Battle River PPA, due to short term curtailed plant production during the first quarter of 2003 caused by unprecedented drought conditions. The $10.4 million of availability penalty payments plus interest, less costs associated with the arbitration proceedings, was recorded in Alberta Power (2000)'s deferred availability incentive balance sheet account and had no effect on Alberta Power (2000)'s 2004 earnings.

In June and July 2004, the Battle River generating plant's water levels were below those of 2003, which required the Corporation to limit generation to avoid exceeding the environmental license temperature limitations. The Corporation made force majeure claims for the period June 24, 2004, to July 4, 2004, and the period July 13, 2004 to July 26, 2004. The Corporation claimed $7 million with respect to these claims and was successful in reaching a negotiated settlement with EPCOR Utilities Inc. and the Alberta Balancing Pool in December 2004 for $5.2 million. The remaining $1.8 million and related costs of $0.2 million were recorded as a reduction to Alberta Power (2000)'s deferred availability incentive balance sheet account. The settlement had no effect on Alberta Power (2000)'s 2004 earnings.

Non-Regulated Operations

The Corporation's non-regulated operations are complementary to its traditional regulated businesses and are related to them in terms of skills, knowledge and experience. The Corporation accounts for its non-regulated operations separately from its regulated operations. The Corporation's non-regulated operations are subject to the risks faced by any commercial enterprise in those industries and in those countries in which they operate.

ATCO Power

The Corporation's portfolio of non-regulated electric generating plants is made up of gas-fired cogeneration, gas-fired combined cycle, gas-fired simple cycle, and small hydro plants. The majority of operating income from power generation operations is derived through long term power, steam and transmission support agreements. Where long term agreements are in place, the purchaser assumes the fuel supply and price risks and the Corporation, under these agreements, assumes the operating risks.

ATCO Power's generating plants include high efficiency gas-fired cogeneration plants, with associated on-site steam and power tolling arrangements, and gas-fired peaking and hydroelectric plants with underlying transmission support agreements. In 2004, sales from approximately 72% of ATCO Power's generating capacity were subject to long term agreements, while the remaining 28% consisted primarily of sales to the AESO. In 2005, the portion of generating capacity subject to long term agreements is expected to be approximately 73%, while the remaining 27% is expected to consist primarily of sales of electricity to the AESO. These sales are dependent on prices in the Alberta electricity spot market. The majority of the electricity sales to the AESO are from gas-fired generating plants, and as a result operating income is affected by natural gas prices. During peak electricity usage hours in Alberta, a strong correlation exists between electricity spot prices and natural gas spot prices. During off-peak hours, there is less correlation. The correlation is expected to increase in the future as customer load grows and older plants are decommissioned.

AESO electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to February 2005.



AESO Prices, Natural Gas Prices and Spark Spreads
$300
$250
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($50)
AESO Price & Spark Spread ($/Megawatt hour)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
Natural Gas Price ($/Gigajoule)
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Feb-05
Month
AESO Price
Spark Spread
Natural Gas Price

Changes in AESO electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

ATCO Power has financed its non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question, which includes the Corporation's equity therein. Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations under non-recourse loans associated with certain of its projects. These guarantees cover the following items:

a) Equity contributions – Represents equity funding requirements needed to complete construction of the project being built. At December 31, 2004, the maximum value of the obligation under this guarantee for the Brighton Beach project financing is anticipated to be $8.7 million.

b) Project cash flows – Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 24 megawatts for the Scotford project and 48 megawatts for the Muskeg River project. These guarantees became effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amounts payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing agreement depending upon the specific operating results of the plant. At December 31, 2004, no amounts were outstanding under the guarantee.

c) Reserve amounts – Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities Limited may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2004, the amount of the obligations under these guarantees is:

Project	Major Maintenance	Debt Service
	($ Millions)	
ATCO Power Alberta Limited Partnership ("APALP") project financing	Nil (1)	13.7
Joffre project financing	Nil (2)	4.2
Muskeg River project financing	Nil (1)	5.1
Scotford project financing	Nil (1)	5.6

Notes:
(1) No major maintenance reserve required for this financing.
(2) Reserve requirements of $2.7 million met with project cash flows.

d) Prepaid operating and maintenance fee – Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities Limited has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay project debt in accordance with the project financing agreements. This guarantee, which declines by $1.2 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2004, the maximum value of the guarantee is $32.4 million.

e) Purchase project assets – Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:
- a deliberate or willful breach of a project financing agreement; or
- where ATCO Power has failed to co-operate with the lenders in a sale of the project; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2004, no such events have occurred.

Canadian Utilities Limited has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts. In addition, Canadian Utilities Limited has posted acceptable credit support in the amount of $2.2 million with respect to builders' liens filed against the Cory Project.

ATCO Power (80%) and ATCO Resources Ltd. (20%), a wholly owned subsidiary of Canadian Utilities Limited's parent corporation, ATCO Ltd., have a joint venture in the above projects subject to guarantees, excluding Barking Power. The foregoing guaranteed amounts represent ATCO Power's 80% interest. Canadian Utilities Limited has also guaranteed similar obligations in respect of ATCO Resources' 20% interest. ATCO Ltd. has indemnified and agreed to reimburse Canadian Utilities Limited for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

Contingencies

The Corporation is party to a number of disputes and lawsuits in the normal course of business. The Corporation believes that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

Hedging

In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

The Corporation designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

Insurance Coverage

A number of U.S. insurance companies are the subject of lawsuits and investigations into their business and accounting practices by the Attorney General of the State of New York and the U.S. Securities and Exchange Commission. Certain of these insurers provide a portion of the Corporation's insurance coverage. The Corporation is unable at this time to determine what impact, if any, these investigations may have on the ability of the insurers mentioned to pay any corporate insurance claims which may arise.

GOVERNMENT REGULATION

Under Alberta legislation, owners of public, electric or gas utilities are required to obtain AEUB approval prior to issuing securities. CU and CU Inc. are considered to be owners, but have obtained from the AEUB orders which exempt them from this requirement.

The utility operations of the Corporation in Alberta (ATCO Gas, ATCO Electric, ATCO Pipelines and CU Water) are subject to the jurisdiction of the AEUB which, among other things, is vested with broad general powers of supervision with respect to the construction and operation of electric energy and natural gas facilities within the Province and broad powers of regulation in respect of rates charged for the delivery of electric energy, natural gas and water.

The AEUB approves customer rates based on anticipated energy deliveries as well as the revenue required to recover estimated costs of service, including a fair return on rate base, estimated operating expenses, depreciation and taxes, all in respect of a future test period. Energy deliveries are based on a forecast of economic and business conditions and, in the case of natural gas utility operations, normal temperature which is defined as the average temperature for the previous 20 years.

Rate base consists of the depreciated cost of utility assets and an allowance for working capital. Return on rate base is designed to meet the cost of interest on long term debt and dividends on preferred shares and to provide the common shareholders with a reasonable opportunity to earn a fair return on their investment. The determination of a fair return to the common shareholders involves an assessment by the AEUB of many factors, including returns on alternative investment opportunities of comparable risk and the level of return which will enable a utility to attract the necessary capital to fund its operations.

The EUA and the Gas Utilities Act grant the AEUB specific authority to approve customer rates that provide incentives for efficiencies that result in cost savings or other benefits that can be shared in an equitable manner between a utility and its customers. Final determination of such customer rates requires the approval of the AEUB.

The regulated operations of the Corporation in the Yukon Territory (YECL) and the Northwest Territories (NUY and NLD) are subject to regulation similar to that in effect in Alberta by regulatory authorities in those jurisdictions.

Particulars of the most recent final decisions made by the AEUB respecting general rate applications or negotiated settlements filed by the principal regulated subsidiaries of the Corporation are as follows:

	Year	Date of Decision (1)	Mid-Year Rate Base	Rate of Return on Common Equity (2)		Common Equity Ratio (3)	
			($ Millions)	(%)		(%)	
ATCO Electric							
Transmission	2003	Oct. 02/03	672.0	9.40		32.0	
	2004	Oct. 02/03	748.0	9.60	(4)	33.0	(4)
Distribution	2003	Oct. 02/03	558.5	9.40		35.0	
	2004	Oct. 02/03	584.8	9.60	(4)	37.0	(4)
ATCO Pipelines							
North	2003	Dec. 02/03	351.8	9.50		43.5	
	2004	Dec. 02/03	355.2	9.60	(4)	43.0	(4)
South	2003	Dec. 02/03	144.8	9.50		43.5	
	2004	Dec. 02/03	147.6	9.60	(4)	43.0	(4)
ATCO Gas							
North	2003	Oct. 01/03	442.2	9.50		37.0	
	2004	Oct. 01/03	465.8	9.50		37.0	
South	2003	Oct. 01/03	510.6	9.50		37.0	
	2004	Oct. 01/03	534.6	9.50		37.0	

Notes:

(1) *The information shown reflects the most recent amending or varying orders issued subsequent to the original date of decision.*

(2) *Common equity rate of return is the rate of return on the portion of rate base considered to be financed by common equity.*

(3) *The common equity ratio is the percentage of rate base considered to be financed by common equity.*

(4) *The rate of return on common equity and common equity ratio for 2004 for ATCO Electric and ATCO Pipelines was determined by the AEUB's generic cost of capital decision dated July 2, 2004.*

Generic Cost of Capital

In July 2004, the AEUB issued its generic cost of capital decision. The decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2004, the AEUB announced a generic return on common equity of 9.50% for 2005. The AEUB also announced that the 2005 generic return on equity would only apply to utilities which file rate applications in 2005. If no rate applications are filed, then existing return on common equity rates will continue to apply.

Gas Utilities Act

Under the Gas Utilities Act, the customers served by ATCO Gas have the choice of purchasing their natural gas supplies at a regulated rate provided by DEML or directly from retailers, subject to certain conditions.

As a result of the transfer of its retail energy supply business to DEML in May 2004, ATCO Gas is no longer involved in arranging for the supply and sale of natural gas to customers, but continues to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

Electric Utilities Act

The EUA provides the framework for a new structure in Alberta's electric utility industry and introduces competition into the electric utility business. As of January 1, 2001, new generation was completely deregulated and retail competition was introduced. In August 2002, the Government of Alberta announced further changes to utility legislation in order to improve the environment for retail competition in the Province. Amendments to the Electric Utilities Act and Gas Utilities Act received Royal Assent in March 2003 and were proclaimed in force in June 2003. These changes were designed to bring customer choice for both gas and electricity into closer alignment, as well as to move towards consistent regulatory treatment of investor-owned and municipally-owned utilities.

ATCO Electric continues to have the responsibility to provide the regulated rate tariff to the residential, farm and small commercial customers in its designated service area who do not choose an energy retailer. As a result of the transfer of its retail energy supply business to DEML in May 2004, ATCO Electric is no longer involved in arranging for the supply and sale of electricity to customers and is therefore no longer at risk for electric energy supply. ATCO Electric continues to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

It is anticipated that ATCO Electric's transmission and distribution activities will continue to be regulated by the AEUB and Alberta Power (2000)'s generation activities will continue to be regulated via legislatively mandated PPA's approved by the AEUB.

New Generation

Under the EUA, generation assets constructed after December 31, 1995, are not considered part of utility operations and rates are not regulated by the AEUB. All owners of new and existing generating units must sell their surplus electric energy through the AESO.

Existing Generation

The EUA provided for the equalization of costs of "existing generation" that was in service at December 31, 1995. On January 1, 2001, existing generation became subject to legislatively mandated PPA's approved by the AEUB. The PPA's are designed to allow the owners of generating plants constructed before January 1, 1996, to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Transmission

Under the EUA, separate wholesale tariffs for transmission must be approved by the AEUB. The transmission tariffs allow any owner of a generating unit to have access to the transmission system in Alberta and thus facilitate the sale of its power. The same transmission tariff is charged to each distribution utility or customer directly connected to the transmission system regardless of location.

The equalization of transmission costs is achieved by having each owner of transmission facilities charge its costs to the AESO. The AESO then aggregates these costs and charges a common transmission rate to all who use the transmission system.

Certain transmission expansion projects were to be procured by the AESO through a competitive bid process. The project costs were to be charged to the AESO through contracts between the winning bidder and the AESO. In August of 2002, following consultation with interested parties, the Alberta Department of Energy suspended this competitive bid process for awarding transmission expansion and subsequently eliminated the process in its recent transmission policy paper. The projects previously awarded under this process have been assigned to regulated entities at the direction of the Government of Alberta.

Distribution

Under the EUA, separate retail rates for distribution must be approved by the AEUB. Costs of distribution are not equalized. The distribution utility provides the transportation and distribution services for all customers under AEUB approved tariffs which provide for the recovery of the cost of service, including a fair return on rate base.

Environmental Protection

The Corporation's operating subsidiaries and the industries in which they operate are subject to extensive federal, provincial and local environmental protection laws concerning emissions to the air, discharges to surface and subsurface waters, land use activities and the handling, manufacturing, processing, use, emission and disposal of materials and waste products. In Alberta, protection of the environment is generally governed by the Alberta Environmental Protection and Enhancement Act. The operating subsidiaries have obtained or are obtaining all permits and licenses required by law to carry on their operations.

The Corporation's operating subsidiaries are committed to preserving and protecting the environment and minimizing the discharge of harmful materials into the environment in accordance with environmental protection laws and regulations. Nevertheless, some risk of unintentional violation of environmental protection laws and the resulting liability to the Corporation's operating subsidiaries is inherent in particular operations of these subsidiaries, as it is with other companies engaged in similar businesses. There can be no assurance that material costs and liabilities will not be incurred. To mitigate these costs, CU carries insurance for the operating subsidiaries against third party claims for bodily injury and property damage arising from a sudden and accidental event or occurrence resulting from an unexpected release of pollutants or contaminants.

The Corporation's operating subsidiaries do not expect that environmental protection laws and regulations will affect them differently from other companies in the industries in which they operate. Specifically identifiable expenditures for pollution abatement and control were approximately $23.9 million in 2004 and are estimated to be $18.0 million in 2005. Costs of compliance with existing laws and regulations are not expected to have a material impact on the earnings of the Corporation or the competitive position of the operating subsidiaries.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of 150,000 Series Preferred Shares issuable in series, an unlimited number of Series Second Preferred Shares issuable in series and an unlimited number of Class A shares and Class B shares. At February 23, 2005, the Corporation had outstanding:

- no Series Preferred Shares;
- nine series of Series Second Preferred Shares totaling 25,460,105 shares ($636.5 million);
- 41,430,193 Class A shares; and
- 22,014,242 Class B shares.

Series Preferred Shares

The Series Preferred Shares are entitled, in priority to the Series Second Preferred Shares and the Class A shares and Class B shares, to fixed cumulative preferential cash dividends and, in the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, to the amount paid up thereon and accrued and unpaid dividends and, if such action is voluntary, the premiums payable on redemption, if any.

The Series Preferred Shares are subject to redemption on 30 days' notice and are non-voting except upon the failure of the Corporation to pay dividends on any such shares for a period of 18 months, in which case the holders of all such shares are entitled to one vote per share and to elect at meetings of shareholders at which directors are elected just under one-half of the directors of the Corporation.

The provisions attaching to the Series Preferred Shares stipulate that no shares ranking junior to the Series Preferred Shares may be retired unless all dividends then payable on the Series Preferred Shares shall have been declared and paid.

Two series of Series Preferred Shares aggregating 65,000 shares have been designated and issued to date, all of which have been redeemed and cancelled.

Series Second Preferred Shares

An unlimited number of Series Second Preferred Shares are issuable in series, each series consisting of such number of shares and having such provisions attaching thereto as may be determined by the directors. The Series Second Preferred Shares as a class have, among others, provisions to the following effect:

- The Series Second Preferred Shares rank junior to the Series Preferred Shares but are, with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, entitled to preference over the Class A shares and the Class B shares and any other shares of the Corporation ranking junior to the Series Second Preferred Shares. The Series Second Preferred Shares may also be given such other preference over the Class A shares and the Class B shares and any other junior shares as may be determined for any series authorized to be issued.

- The Series Second Preferred Shares of each series rank equally with the Series Second Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation.

- The holders of the Series Second Preferred Shares are not entitled as such (except as provided in any series) to any voting rights nor to receive notice of or to attend shareholders' meetings unless dividends on the Series Second Preferred Shares of any series are in arrears to the extent of eight quarterly dividends or four half-yearly dividends, as the case may be, whether or not consecutive. Until all arrears of dividends have been paid, such holders will be entitled to receive notice of and to attend all shareholders' meetings at which directors are to be elected (other than separate meetings of holders of another class of shares) and to one vote in respect of each Series Second Preferred Share held.

The following Series Second Preferred Shares are currently outstanding:

	Stated Value	Redemption Dates (1)	2004	
			Shares	Amount
	(dollars)			(million of dollars)
Cumulative Redeemable Second Preferred Shares				
5.9% Series Q	$25.00	Open	2,277,675	$ 56.9
5.3% Series R	$25.00	Open	2,146,730	53.7
6.6% Series S	$25.00	Open	635,700	15.9
5.8% Series W (2)	$25.00	See below	6,000,000	150.0
6.0% Series X (3)	$25.00	See below	6,000,000	150.0
Perpetual Cumulative Second Preferred Shares				
5.05% Series O (4)	$25.00	December 2, 2006	1,600,000	40.0
5.05% Series T (4)	$25.00	December 2, 2006	1,600,000	40.0
5.05% Series U (4)	$25.00	December 2, 2006	800,000	20.0
5.25% Series V (4)	$25.00	October 3, 2007	4,400,000	110.0
				$636.5

Notes:

(1) *The preferred shares, except for the Series W and X, are redeemable on the dates specified above at the option of the Corporation at the stated value per share plus accrued and unpaid dividends.*

(2) *The Series W preferred shares are redeemable commencing on March 1, 2008 at the stated value per share plus a 4% premium for the next 12 months plus accrued and unpaid dividends. The redemption premium declines by 1% in each succeeding 12 month period until March 1, 2012.*

(3) *The Series X preferred shares are redeemable commencing June 1, 2008 at the stated value per share plus a 4% premium for the next 12 months plus accrued and unpaid dividends. The redemption premium declines by 1% in each succeeding 12 month period until June 1, 2012*

(4) *The dividends payable on the Series O, T, U and V preferred shares are fixed until the redemption dates specified above, at which time a new dividend rate may be established by negotiations between the Corporation and the owners of the shares.*

Class A and Class B Shares

The owners of the Class A shares and the Class B shares are entitled to share equally, on a share for share basis, in all dividends declared by the Corporation on either of such classes of shares as well as the remaining property of the Corporation upon dissolution. The owners of the Class B shares are entitled to vote and to exchange at any time each share held for one Class A share.

If a take-over bid is made for the Class B shares, which would result in the offeror owning more than 50% of the outstanding Class B shares and which would constitute a change in control of the Corporation, owners of Class A shares are entitled, for the duration of the bid, to exchange their Class A shares for Class B shares and to tender such Class B shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed never to have existed. In addition, owners of the Class A shares are entitled to exchange their shares for Class B shares of the Corporation if ATCO Ltd., the present controlling share owner of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B shares of the Corporation. In either case, each Class A share is exchangeable for one Class B share, subject to changes in the exchange ratio for certain events such as a stock split or rights offering.

DIVIDENDS

Cash dividends declared during the past three years for all series and classes of preferred and common shares are as follows:

	Year Ended December 31		
	2004	**2003**	**2002**
		($ per share)	
Cash dividends declared per share:			
Series Second Preferred Shares:			
Series O	1.26	1.26	1.23
Series Q	1.48	1.48	1.48
Series R	1.33	1.33	1.33
Series S	1.65	1.65	1.65
Series T	1.26	1.26	1.26
Series U	1.26	1.26	1.26
Series V (1)	1.31	1.31	1.20
Series W (2)	1.45	1.44	-
Series X (3)	1.50	0.93	-
Class A and Class B shares	2.12	2.04	1.96

Notes:

(1) The dividend was reset to $1.31 (5.25%) for the period between October 3, 2002 and October 3, 2007.

(2) Issued December 3, 2002.

(3) Issued April 17, 2003.

It is the policy of the Corporation to pay dividends quarterly on its Class A and Class B shares. In 2004, the Corporation increased the dividends on Class A and Class B shares by $0.08 per share, the same increase as in 2003. The Corporation has increased its annual common share dividend each year since its inception as a holding company in 1972. The matter of an increase in the quarterly dividend is addressed by the Board of Directors in the first quarter of each year. For the first quarter of 2005, the quarterly dividend payment has been increased by $0.02 to $0.55 per share. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

CREDIT RATINGS

The current credit ratings on the Corporation's and CU Inc.'s securities are as follows:

	DBRS (1)	S&P (2)
Canadian Utilities Limited:		
Debentures	A	A-
Commercial paper	R-1 (low)	A-1 (mid)
Preferred shares:		
Obligations of CU Inc. (3)	Pfd-2 (high)	P-2 (high)
Obligations of CU	Pfd-2	P-2 (high)
CU Inc.:		
Debentures	A (high)	A
Commercial paper	R-1 (low)	A-1 (mid)
Preferred shares	Pfd-2 (high)	Not rated

Notes:

(1) Dominion Bond Rating Service Limited ("DBRS") maintains a stable trend on the above securities.

(2) Standard and Poor's ("S&P") maintains a stable trend on the above securities.

(3) Refers to the Cumulative Redeemable Second Preferred Shares Series Q, R and S and the Perpetual Cumulative Second Preferred Shares Series U and V which were issued by Canadian Utilities Limited prior to the creation of CU Inc. on March 12, 1999.

Long Term Debt Credit Ratings

An A rating by DBRS is the third highest of ten categories and is granted to debt securities of satisfactory credit quality where protection of interest and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as higher rated companies. "High" and "low" grades may be used to indicate the relative standing of a credit within a particular rating category.

An A rating by S&P is the third highest of 12 categories. Obligations rated A by S&P are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories, however, the obligor's capacity to meet its financial commitment on the obligations is still strong. The addition of a plus or minus sign shows relative standing within the rating categories.

Commercial Paper Credit Ratings

An R-1 (low) rating by DBRS is the third highest of ten categories and is granted to short-term debt of satisfactory credit quality. The overall strength and outlook for key liquidity, debt, and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry.

An A-1 (mid) rating by S&P is the second highest of eight categories in its Canadian commercial paper ratings scale and is granted where the obligor's capacity to meet its financial commitment on the obligation is strong.

Preferred Share Credit Ratings

A Pfd-2 rating by DBRS is the second highest of six categories granted by DBRS for preferred shares and is granted to companies presenting satisfactory credit quality where protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. "High", and "low" grades may be used to indicate the relative standing of a credit within a particular rating category.

A P-2 rating by S&P is the second highest of eight categories S&P uses in its Canadian preferred share rating scale and is granted where the obligor's capacity to meet its financial commitments is considered adequate, but is more subject to adverse economic conditions than higher rating categories. "High", "mid" and "low" grades may be used to indicate the relative standing of a credit within a particular rating category.

Credit Ratings Generally

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

DIRECTORS AND EXECUTIVE OFFICERS

Set out below is information with respect to the directors and officers of the Corporation.

Name, Province or State and Country of Residence	Position	Principal Occupation	Periods Served as a Director of the Corporation
B.M. Andrews Alberta, Canada	Vice President	Senior Vice President, Controller, ATCO Frontec Corp.	
R.T. Booth (4) Alberta, Canada	Director	Partner, Bennett Jones LLP (barristers and solicitors)	1998 to date
W.L. Britton, Q.C. (2) Alberta, Canada	Director and Vice Chairman of the Board	Director and Vice Chairman of the Board	1980 to date
D.T. Davis Alberta, Canada	Vice President, Internal Audit	Vice President, Internal Audit, Canadian Utilities Limited and ATCO Ltd.	
B.P. Drummond (2) (5) Quebec, Canada	Director	Corporate Director	1997 to date
B.K. French (3) (4) Alberta, Canada	Director	President, Karusel Management Ltd. (property management and management consultants)	1981 to date
I.D. Hargrave Alberta, Canada	Vice President, Project Development	Vice President, Project Development, Canadian Utilities	

Name, Province or State and Country of Residence	Position	Principal Occupation	Periods Served as a Director of the Corporation
		Limited and ATCO Ltd	
L.A. Heathcott (5) Alberta, Canada	Director	Executive Vice President, Spruce Meadows (international show jumping venue)	2000 to date
E.M. Kiefer Alberta, Canada	Vice President, Human Resources	Vice President, Human Resources, Canadian Utilities Limited and ATCO Ltd	
S.W. Kiefer Alberta, Canada	Managing Director, Utilities and Chief Information Officer	Managing Director, Utilities and Chief Information Officer, Canadian Utilities Limited and ATCO Ltd.	
C.S. McConnell Alberta, Canada	Treasurer	Treasurer, Canadian Utilities Limited and ATCO Ltd.	
H.M. Neldner (2) (3) (4) (5) Alberta, Canada	Director	Corporate Director	1991 to date
M.R.P. Rayfield Ontario, Canada	Director	Vice Chairman, Investment & Corporate Banking, BMO Nesbitt Burns	2004 to date
L.R. Shaben Alberta, Canada	Director	Chairman, Western New Ventures Capital Corporation (venture capital corporation)	1995 to date
M.M. Shaw Alberta, Canada	Managing Director, Global Enterprises	Managing Director, Global Enterprises, Canadian Utilities Limited and ATCO Ltd.	
J.W. Simpson (3) (4) California, U.S.A.	Director	Corporate Director	2004 to date
N.C. Southern Alberta, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer, Canadian Utilities Limited and ATCO Ltd.	1990 to date
R. D. Southern, C.B.E., O.C., LL.D. Alberta, Canada	Director and Chairman of the Board	Chairman of the Board, Canadian Utilities Limited and ATCO Ltd.	1977 to 1979 1980 to date
P. Spruin Alberta, Canada	Corporate Secretary	Corporate Secretary, Canadian Utilities Limited and ATCO Ltd.	
D.L. Tait, F.R.I., F.C.A. (4) (5) Alberta, Canada	Director	Consultant, Meyers Norris Penny LLP (Chartered Accountants)	1992 to date

Name, Province or State and Country of Residence	Position	Principal Occupation	Periods Served as a Director of the Corporation
G.G. Tallman (3) Alberta, Canada	Director	Corporate Director	2003 to date
K.M. Watson Alberta, Canada	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer, Canadian Utilities Limited and ATCO Ltd.	
S.R. Werth Alberta, Canada	Senior Vice President and Chief Administration Officer	Senior Vice President and Chief Administration Officer, Canadian Utilities Limited and ATCO Ltd.	
C.W. Wilson (3) (4) Colorado, U.S.A.	Director	Corporate Director	2000 to date
P.G. Wright Alberta, Canada	Vice President, Finance and Controller	Vice President, Finance and Controller, Canadian Utilities Limited and ATCO Ltd.	

Notes:

(1) Each director holds office until the close of the annual meeting of shareholders of the Corporation.
(2) Member of the Corporate Governance – Nomination, Succession and Compensation Committee.
(3) Member of the Audit Committee.
(4) Member of the Risk Review Committee.
(5) Member of the Pension Fund Committee.

All of the directors and officers have been engaged for the last five years in the indicated principal occupations, or in other capacities with the companies or firms referred to, or with affiliates or predecessors thereof, with the exception of Mr. J.W. Simpson who was Vice President, Middle East & North Africa, Business Development, Chevron Texaco Corporation; Mr. L.R. Shaben, who is President, Shaben World Enterprises Inc.; Ms. P. Spruin, who was a corporate consultant and prior thereto was Corporate Secretary, IPEC Ltd.; Mr. D.L. Tait, who is President, Tait Management Services Ltd.; and Mr. G.G. Tallman, who was Senior Vice President, Prairies, Royal Bank of Canada and prior thereto was General Manager, Alberta, Royal Bank of Canada.

SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS

At December 31, 2004, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly (via corporate holdings or otherwise), or exercised control or direction over approximately 74.5% of the outstanding Class B common shares of the Corporation.

MARKETS FOR THE SECURITIES OF THE CORPORATION

The Corporation's Class A shares, Class B shares and Cumulative Redeemable Second Preferred Shares, Series Q, R, S, W and X are listed on the Toronto Stock Exchange. The Perpetual Cumulative Second Preferred Shares Series O, T, U and V are not listed.

The following table sets forth the high and low prices and the volume of shares traded on the Toronto Stock Exchange during 2004 for the Corporation's listed shares.

	Class A Shares			Class B Shares		
	High $	**Low $**	**Volume**	**High $**	**Low $**	**Volume**
January	60.00	57.25	1,145,461	59.75	57.97	167,579
February	60.25	58.00	812,616	60.00	58.36	169,715
March	64.00	58.80	728,586	63.32	59.59	42,366
April	63.19	57.00	523,059	62.95	57.51	14,420
May	58.95	52.81	1,298,866	58.07	53.00	13,307
June	54.75	51.42	963,175	54.50	51.40	72,835
July	53.70	52.49	467,098	53.26	52.66	10,662
August	56.58	52.47	527,929	56.52	53.10	15,227
September	57.48	54.00	566,931	56.75	54.16	19,891
October	59.80	55.00	284,664	58.96	56.25	8,237
November	60.70	57.00	653,446	60.50	57.61	167,368
December	61.99	58.54	335,474	63.90	59.70	6,658

	Cumulative Redeemable Second Preferred Shares					
	Series Q			Series R		
	High $	**Low $**	**Volume**	**High $**	**Low $**	**Volume**
January	26.90	25.86	2,600	25.49	24.90	9,325
February	26.25	25.95	4,400	24.75	25.00	12,750
March	26.16	25.89	21,085	25.70	25.15	12,280
April	25.94	25.06	17,270	25.45	24.90	13,830
May	25.25	24.61	7,914	25.00	24.35	12,820
June	25.25	24.70	103,775	25.00	24.20	12,202
July	25.56	24.75	10,855	25.25	24.90	9,300
August	26.00	24.75	21,720	25.50	24.75	10,535
September	25.85	25.25	13,366	25.85	25.05	7,645
October	25.69	25.28	27,254	25.85	25.06	8,650
November	25.90	25.40	36,525	25.50	24.75	23,160
December	24.70	25.50	24,675	25.80	25.10	28,815

	Cumulative Redeemable Second Preferred Shares					
	Series S			Series W		
	High $	Low $	Volume	High $	Low $	Volume
January	-	-	-	27.49	26.45	81,279
February	-	-	-	27.90	26.75	137,135
March	27.00	25.50	400	27.85	26.76	79,073
April	25.95	25.80	400	27.37	25.36	121,237
May	25.81	25.80	300	25.95	24.70	125,397
June	25.86	25.81	9,200	26.00	25.10	257,297
July	26.75	25.51	146,800	27.33	25.37	64,351
August	27.40	26.75	800	27.00	26.00	40,626
September	28.50	27.60	1,300	26.75	26.93	58,027
October	28.25	27.45	2,300	27.23	26.16	60,735
November	28.50	26.50	69,100	27.95	26.46	97,231
December	28.25	28.00	500	27.40	26.60	44,500

	Cumulative Redeemable Second Preferred Shares		
	Series X		
	High $	Low $	Volume
January	27.99	26.62	45,860
February	27.70	26.85	78,449
March	28.27	26.94	129,085
April	28.06	25.66	119,273
May	26.25	24.90	177,612
June	26.00	25.22	168,937
July	26.99	25.53	84,179
August	27.40	26.31	65,210
September	27.40	26.30	52,019
October	27.40	26.36	64,562
November	28.10	26.71	73,834
December	27.90	27.00	36,929

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Class A shares, Class B shares and Cumulative Redeemable Second Preferred Shares, Series Q, R, S, W and X preferred shares is CIBC Mellon Trust Company at its principal offices in Vancouver, Calgary, Winnipeg, Toronto and Montreal. The transfer agent and registrar for the Perpetual Cumulative Second Preferred Shares Series O, T, U and V is the Corporation at its principal office in Calgary. The trustee and transfer agent for the debentures of the Corporation and CU Inc. is CIBC Mellon Trust Company at its principal offices in Vancouver, Calgary, Winnipeg, Toronto and Montreal.

EMPLOYEE RELATIONS

At December 31, 2004, the Corporation and its joint ventures had the following number of employees:

	Number
Utilities	2,929
Global Enterprises	1,773
Power Generation	365
Other	75
Sub Total	5,142
Joint Ventures – Global Enterprises	972
Joint Ventures – Power Generation	242
Total	6,356

Approximately 3,600 employees are members of seven employee associations and 10 unions and are covered by 25 collective agreements. Four of these agreements have expired and are under re-negotiation and the remaining 21 agreements expire over the period April 30, 2005, to December 31, 2007.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation's Management Proxy Circular dated March 17, 2004. Additional financial information is provided in the Corporation's comparative financial statements and Management's Discussion and Analysis for the financial year ended December 31, 2004.

Information relating to ATCO Ltd. or CU Inc. may be obtained upon request from the Corporate Secretary of the respective corporation at 1400 ATCO Centre, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623). Corporate information is also available on the Corporation's website: www.canadian-utilities.com. Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

FILE NO. 82-34744



CANADIAN UTILITIES LIMITED
An ATCO Company

RESTATED ARTICLES OF INCORPORATION



Industry Canada | Industrie Canada

Restated Certificate of Incorporation

Certificat de constitution à jour

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

CANADIAN UTILITIES LIMITED

Name of corporation-Dénomination de la société

010577-5

Corporation number-Numéro de la société

I hereby certify that the articles of incorporation of the above-named corporation were restated under section 180 of the *Canada Business Corporations Act* as set out in the attached restated articles of incorporation.

Je certifie que les statuts constitutifs de la société susmentionnée ont été mis à jour en vertu de l'article 180 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les statuts mis à jour ci-joints.

Director - Directeur

December 8, 2004 / le 8 décembre 2004

Effective Date of Restatement -
Date d'entrée en vigueur de la mise à jour

Canada



Corporations Act Industry Canada | Industrie Canada

Canada Business | Loi canadienne sur les sociétés par actions

FORM 7
RESTATED ARTICLES OF INCORPORATION (SECTION 180)

FORMULE 7
STATUTS CONSTITUTIFS MIS A J OUR (ARTICLE 180)

1 – Name of the Corporation - Dénomination de la société

CANADIAN UTILITIES LIMITED

Corporation No. – No de la société

0105775

2 – The province or territory in Canada where the registered office is situated | La province ou le territoire au Canada où est situé le siège social

Alberta

3 – The classes and any maximum number of shares that the corporation is authorized to issue | Catégories et le nombre maximal d'actions que la société est autorisée à Émettre

The attached Schedule of Share Capital is incorporated into and forms part of this form.

4 – Restrictions, if any, on share transfers | Restrictions sur le transfert des actions, s'il y a lieu

None.

5 – Number (or minimum and maximum number) of directors | Nombre (ou nombre minimal et maximal) d'administrateurs

Not less than 5 directors and not more than 18 directors.

6 - Restrictions, if any, on business the corporation may carry on | Limites imposées à l'activité commerciale de la société, s'il y a lieu

None.

7 – Other provisions, if any | Autres dispositions, s'il y a lieu

The attached Schedule of Other Provisions is incorporated into and forms part of this form.

These restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation

Cette mise à jour des status constitutifs démontre exactement, sans changement substantiel, les dispositions correspondantes des stats constitutils modifiés qui remplacent les status constitutifs originaux.

Signature	Printed Name – Nom en lettres moulées	8.—Capacity of - En qualité de	9. Tel. No. – No de tél.
P Spruin	P. Spruin	Assistant Corporate Secretary	(403) 292-7429

FOR DEPARTMENTAL USE ONLY - A L'USAGE DU MINISTERE SEULEMENT

DEC 14 2004

IC 3167 (2003/08)

Canada

SCHEDULE OF SHARE CAPITAL

The shares which the Corporation is authorized to issue are:

(A) (1) An unlimited number of common shares without nominal or par value, designated the "Class A non-voting shares", which, except as otherwise provided herein, shall rank equally in all respects with the Class B common shares. The holders of the Class A non-voting shares:

(a) are entitled to receive notice of, to attend and participate in discussions at meetings of shareholders but are not, except where otherwise expressly required by law, entitled to vote at meetings of shareholders;

(b) are entitled, in certain circumstances, to exchange their Class A non-voting shares for Class B common shares as hereinafter specified:

(i) where a take-over bid is made by way of agreement between a person or group of persons (the "offeror") desiring to acquire Class B common shares of the Corporation and fewer than 15 holders of the Class B common shares of the Corporation, in circumstances where the offeror will in result own, together with the offeror's previously owned Class B common shares, but disregarding any Class A non-voting shares tendered in exchange as hereinafter provided, more than 50% of the outstanding Class B common shares, but not pursuant to an offer to holders of the Class B common shares generally, and the take-over bid must (by reason of the applicable securities legislation of any jurisdiction in Canada or the by-laws, regulations or policies of any stock exchange on which the Class B common shares are listed) be extended to the holders of all other Class B common shares of the Corporation, a holder of Class A non-voting shares shall have the right to exchange all but not less than all of such shares held by it, on a one-for-one basis, for Class B common shares of the Corporation. The right to exchange shall arise as soon as the offeror so extends the take-over bid (such extended bid being herein referred to as the "follow-up bid") and the holders of the Class A non-voting shares shall have until the last day the offer is open in connection with the follow-up bid for the Class B common shares to avail themselves of the right to exchange Class A non-voting shares. If the take-over bid is not completed, because the agreement made by the offeror referred to in this paragraph (i) of this subsection (1)(b) is not concluded or is terminated, or for any other reason whatsoever, any person who tendered certificates representing Class A non-voting shares shall be required to take back the certificates representing Class A non-voting shares tendered by such holder, the right to exchange shall be deemed never to have existed and the holder will have no right, in the circumstances of the said take-over bid made by the offeror, to receive Class B common shares of the Corporation,

(ii) where a take-over bid is made for Class B common shares of the Corporation, in circumstances where the offeror will in result own, together with the offeror's previously owned Class B common shares, but disregarding any Class A non-voting shares tendered in exchange as hereinafter provided, more than 50% of the Class B common shares, a holder of Class A non-voting shares shall have the right to exchange all but not less than all of such shares held by it, on a one-for-one basis, for Class B common shares of the Corporation. The right to exchange shall arise as soon as a take-over bid is made and the holders of the Class A non-voting shares shall have until the last day the offer is open in connection with the take-over bid for the Class B common shares to avail themselves of the right to exchange Class A non-voting shares. The provisions of this paragraph (ii) of this subsection 1(b) shall apply whether a take-over bid is made through the facilities of a stock exchange on which the Class B common shares are listed, or otherwise. If, however; the offeror does not after making the take-over bid own, or become entitled to own, a number of Class B common shares amounting to more than 50% of the Class B common shares (disregarding any Class A non-voting shares tendered in exchange as herein provided), any person who tendered certificates representing Class A non-voting shares shall be required to take back the certificates representing Class A non-voting shares tendered by such holder, the right to exchange shall be deemed never to have existed and the holder will have no right, in the circumstances of the said take-over bid made by the offeror, to receive Class B common shares of the Corporation,

(iii) notwithstanding anything contained in paragraph (ii) of this subsection (1)(b), where an offeror has made a take-over bid for less than all of the outstanding Class B common shares of the Corporation and a holder of Class A non-voting shares has duly tendered for exchange all but not less than all of such shares held by it, the holder shall only be entitled to accept the take-over bid in respect of a rateable number of Class A non-voting shares, having regard to the aggregate of the number of such shares tendered by all holders thereof, the number of Class B common shares tendered by all holders thereof and the percentage of the Class B common shares for which the take-over bid has been made,

(iv) notwithstanding anything contained in this subsection (1)(b), none of the rights afforded to the holders of Class A non-voting shares and none of the foregoing provisions shall apply to the case where a take-over bid is made by an offeror who, immediately prior to the making of the take-over bid, already had control of the Corporation. For the purposes hereof, where an offeror held, immediately prior to making such take-over bid, a number of Class B common shares amounting to more than 50% of the then issued and outstanding Class B common shares, it shall be deemed to have had control of the Corporation at that time,

(v) the expression "take-over bid" means, for the purposes of this subsection (1)(b),:

(I) an offer made to holders of the Class B common shares of the Corporation to purchase, directly or indirectly, Class B common shares of the Corporation,

(II) the acceptance by a person of an offer to sell Class B common shares of the Corporation and such acceptance shall be deemed to constitute an offer to purchase and the person accepting the offer shall be deemed to be an offeror, or

(III) a combination of an offer to purchase referred to in clause (1) of this paragraph (v) and an acceptance of an offer to sell referred to in clause (II) of this paragraph (v),

where the Class B common shares which are the subject of the offer to purchase, the acceptance of the offer to sell or the combination thereof, as the case may be, together with the offeror's previously owned Class B common shares will in the aggregate exceed 10% of the outstanding Class B common shares of the Corporation and where two or more persons make or accept offers jointly or in concert or intending to exercise jointly or in concert any voting rights attaching to the Class B common shares to be acquired, then the Class B common shares owned by each of them shall be included in the calculation of the percentage of the outstanding Class B common shares of the Corporation owned by them.

The Corporation shall, as soon as it is in receipt of a take-over bid circular or other materials emanating from an offeror and relating to a take-over bid of the type giving rise to a right of exchange hereunder, send a statement to each of the holders of Class A non-voting shares describing the rights afforded to such holders as set forth in this subsection (1)(b),

(vi) upon it being established that ATCO Ltd. no longer owns or controls, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares of the Corporation, as such shares are constituted on the date the Class A non-voting shares and Class B common shares of the Corporation are created. A holder of Class A non-voting shares shall have the right to exchange any or all of such shares held by it, on a one-for-one basis, for Class B common shares. The Corporation shall, as soon as it is established that ATCO Ltd. no longer owns or controls, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares of the Corporation, send a statement to each of the holders of Class A non-voting shares describing the rights afforded to such holders as set out in this paragraph (vi) of this subsection (1)(b) and thereafter such holders. shall have 60days within which to elect by notice in writing given to the transfer agent of the Corporation to exchange their Class A non-voting shares for Class B common shares. Any holder who has not given notice of its intention to exchange its shares within such 60 day period shall be deemed to have elected not to exchange its Class A non-voting shares for Class B common shares and its right to so exchange pursuant to this paragraph (vi) of this subsection (1)(b) shall be extinguished, and

(vii)the rights of exchange provided in this subsection (1)(b) shall be exercised by notice in writing given to the transfer agent of the Corporation accompanied by the certificate or certificates representing the Class A non-voting shares in respect of which the holder thereof is electing to exercise such right of exchange and such notice shall be signed by the person registered on the books of the Corporation as the holder of the Class A non-voting shares in respect of which such right is being exercised, or by such holder's duly authorized attorney, and shall specify the number of Class A non-voting shares which the holder has elected to have exchanged. The holder shall also pay any governmental or other tax or charge imposed in respect of such transaction. Where the written notice of election to exchange is given pursuant to the right of exchange set out in paragraph (i) or (ii) of this subsection (1)(b), upon receipt of such notice the transfer agent of the Corporation shall cause the certificate or certificates to be endorsed with a statement to the effect that the holder of the Class A non-voting shares represented thereby has elected, subject to perfection of the right of exchange by completion of the take-over bid giving rise to such right of exchange, to exchange the Class A non-voting shares represented thereby for Class B common shares. If the right of exchange is perfected, the transfer agent of the Corporation shall, upon surrender of the Class A non-voting share certificate or certificates endorsed as aforesaid, issue a certificate or certificates representing fully paid Class B common shares upon the prescribed basis and in accordance with the provisions hereof for the shares comprised in such endorsed Class A non-voting share certificate or certificates. Where the written notice of election to exchange is given pursuant to the right of exchange set out in paragraph (vi) of this subsection (1)(b), upon receipt of such notice the transfer agent of the Corporation shall issue a certificate or certificates representing fully paid Class B common shares upon the prescribed basis and in accordance with the provisions hereof to the holder of the Class A non-voting shares represented by the certificate or certificates accompanying such notice. If less than all the Class A non-voting shares represented by any certificate or certificates are to be exchanged, the holder shall be entitled to receive a new certificate for the Class A non-voting shares representing the shares comprised in the original certificate or certificates which are not to be exchanged; and

(c) are, subject to the rights, privileges, restrictions and conditions attaching to the preferred shares of the Corporation, entitled to share equally, share for share, with the holders of the Class B common shares in all dividends declared by the Corporation on common shares and to receive, pari passu with the holders of the Class B common shares of the Corporation, the remaining property of the Corporation upon dissolution.

(2) An unlimited number of common shares without nominal or par value, designated the "Class B common shares", which, except as otherwise provided herin, shall rank equally in all respects with the Class A non-voting shares. The holders of the Class B common shares are entitled:

(a) to vote at all meetings of shareholders, except meetings at which only holders of another specified class or series-of shares are entitled to vote;

(b) to exchange each Class B common share held for 1 Class A non-voting share. The exchange privilege herein provided may be exercised by notice in writing given to the transfer agent of the Corporation, accompanied by the certificate or certificates representing the Class B common shares in respect of which the holder thereof desires to exercise such right of exchange and such notice shall be signed by the person registered on the books of the Corporation as the holder of the Class B common shares in respect of which such right is being exercised, or by such holder's duly authorized attorney, and shall specify the number of Class B common shares which the holder has elected to have exchanged. The holder shall also pay any governmental or other tax or charge imposed in respect of such transaction. Upon receipt of such notice the transfer agent of the Corporation shall issue a certificate or certificates representing fully paid Class A non-voting shares upon the basis above prescribed and in accordance with the provisions hereof to the holder of the Class B common shares represented by the certificate or certificates accompanying such notice. If less than all the Class B common shares represented by any certificate or certificates are to be exchanged, the holder shall be entitled to receive a new certificate for the Class B common shares representing the shares comprised in the original certificate or certificates which are not to be exchanged; and

(c) subject to the rights, privileges, restrictions and conditions attaching to the preferred shares of the Corporation, to share equally, share for share, with the holders of the Class A non-voting shares in all dividends declared by the Corporation on common shares and to receive, pari passu with the holders of the Class A non-voting shares of the Corporation, the remaining property of the Corporation upon dissolution.

Notwithstanding anything herein contained, the exchange ratio of one-for-one referred to above in subsections (1)(b) and (2)(b) shall be amended from time to time to ensure that the effective exchange ratio at the time a holder of Class A non-voting shares or Class B common shares is entitled to tender for exchange is wholly consistent with the basis which prevailed on the date the Class A non-voting shares and Class B common shares were created, upon the happening of any of the following events:

(I) the subdivision, consolidation or reclassification of the outstanding Class A non-voting shares or Class B common shares,

(II) the issue of Class A non-voting shares or Class B common shares to all or substantially all the holders of Class A non-voting shares or Class B common shares by way of a stock dividend or otherwise, other than the issue from time to time of Class A non-voting shares or Class B common shares by way of a stock dividend or dividend reinvestment plan to shareholders who elect to receive dividends in shares in lieu of receiving cash dividends paid in the ordinary course,

(III) the issue of options, rights or warrants to all or substantially all the holders of Class A non-voting shares or Class B common shares entitling them within a period of 45 days to acquire Class A non-voting shares or Class B common shares or securities convertible into Class A non-voting shares or Class B common shares at a price per share (or having a conversion price per share) less than 95% of the then current market price of the Class A non-voting shares or Class B common shares, which shall be defined as the weighted average price at which the Class A non-voting shares or Class B common shares, as the case may be, traded on the Montreal and Toronto stock exchanges during any 30 consecutive trading days ending on a date within 15 business days preceding the record date for such issue, and

(IV) the issue to all or substantially all the holders of Class A non-voting shares or Class B common shares of options, rights or warrants (other than those expiring within 45 days), of evidences of indebtedness or of assets (excluding dividends paid in the ordinary course).

(B) Forty Thousand (40,000) 5% cumulative redeemable preferred shares without nominal or par value (the "Cumulative Preferred Shares");

(C) One Hundred Fifty Thousand (150,000) series preferred shares without nominal or par value, issuable in series and ranking pari passu with the Cumulative Preferred Shares (the "Series Preferred Shares"); and

(D) An unlimited number of series second preferred shares without nominal or par value, issuable in series and ranking junior to the Cumulative Preferred Shares and the Series Preferred Shares (the "Series Second Preferred Shares").

The rights, privileges, restrictions and conditions attaching to each class of preferred shares and to each existing series of Series Preferred Shares and Series Second Preferred Shares are as follows:

I <u>Cumulative Preferred Shares</u>

(1) The holders of the Cumulative Preferred Shares shall be entitled to receive and the Corporation shall pay as and when declared by the board of directors out of the moneys of the Corporation properly applicable to the payment of dividends fixed cumulative preferential cash dividends at the rate of five per cent (5%) per share per annum on the amount of capital of One Hundred Dollars ($100) paid up on each share payable quarterly on such dates as shall be fixed by the board of directors by resolution; such dividends shall accrue from such date or dates as may in the case of each issue be determined by the board of directors of the Corporation or in case no date be so determined then from the date of allotment. Warrants or cheques of the Corporation payable at par at any branch of the Corporation's bankers for the time being in Canada (Yukon Territory excepted) shall be issued in respect of such dividends and payment of the warrants or cheques shall satisfy such dividends. If on any dividend payment date the dividends payable on such date are not paid in full on all of the Cumulative Preferred Shares then issued and outstanding, such dividends or the unpaid part of them shall be paid on a subsequent dividend payment date or dates on which the Corporation shall have sufficient moneys properly applicable to the payment of them. The holders of the Cumulative Preferred Shares shall not be entitled to any dividends other than or in excess of the cash dividends provided in this paragraph (1).

(2) In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs the holders of the Cumulative Preferred Shares shall be entitled to receive the amount paid up on such shares together with all unpaid preferential dividends (which for such purpose shall be calculated as if such dividends were accruing up to the date of distribution) and if such liquidation, dissolution, winding-up or distribution be voluntary an additional amount equal to four per cent (4%) of the amount paid up on such shares before any amount shall be paid or any property or assets of the Corporation distributed to the holders of any common shares or, shares of any other class ranking junior to the Cumulative Preferred Shares. After payment to the holders of the Cumulative Preferred Shares of the amount so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Corporation. If, upon such liquidation, dissolution, winding-up or other distribution, the assets of the Corporation shall be insufficient to permit the payment in full to the holders of the Cumulative Preferred Shares and the holders

of all other shares of the Corporation ranking pari passu as to payment of dividends and repayment of capital with the Cumulative Preferred Shares of the sums which would have been due to them respectively, if there had been no such insufficiency, then the entire remaining assets of the Corporation shall be distributable rateably among the holders of the Cumulative Preferred Shares and the shares ranking pari passu with them as to payment of dividends and repayment of capital in accordance with the sums which would have been due to them if there had been no insufficiency.

(3) Subject to the provisions of paragraph (6) of this Part I the Corporation may at any time or times purchase (if obtainable) for cancellation the whole or any part of the Cumulative Preferred Shares outstanding from time to time in the market or by invitation for tenders addressed to all the holders of record of the Cumulative Preferred Shares outstanding at the lowest price at which in the opinion of the board of directors such shares are obtainable but not exceeding one hundred four per cent (104%) of the amount paid up on them and costs of purchase and all unpaid preferential dividends (which for such purpose shall be calculated as if such dividends were accruing up to the date of purchase). If upon any invitation for tenders under the provisions of this paragraph Cumulative Preferred Shares are tendered to the Corporation in excess of the number of Cumulative Preferred Shares which the Corporation is prepared to purchase then the Cumulative Preferred Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata to the number of shares tendered by each shareholder who submits a tender to the Corporation. From and after the date of purchase of any Cumulative Preferred Shares under the provisions of this paragraph the shares so purchased shall be deemed to be redeemed and shall be cancelled.

(4) Subject to the provisions of paragraph (6) the Corporation may upon giving notice as provided in paragraph (5) redeem at any time the whole or from time to time any part of the then outstanding Cumulative Preferred Shares on payment for each share to be redeemed of one hundred four per cent (104%) of the amount paid up on such share together with all unpaid preferential dividends (which for such purpose shall be calculated as if the dividends on the Cumulative Preferred Shares were accruing up to the date of such redemption). In case a part only of the then outstanding Cumulative Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata disregarding fractions.

(5) In any case of redemption of Cumulative Preferred Shares under the provisions of the last preceding paragraph (4) the Corporation shall at least thirty (30) days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Cumulative Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Cumulative Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one (1) or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Cumulative Preferred Shares to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice, of the certificates for the Cumulative Preferred Shares called for redemption. Such Cumulative Preferred Shares shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in, any such notice, the Cumulative Preferred Shares called for redemption shall cease to be entitled to dividends and the holders of such shares shall not be entitled to exercise any of the rights of shareholders in respect of them unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Should the holders of any Cumulative Preferred Shares so called for redemption fail to present the certificates representing such shares on the date specified for redemption the Corporation shall have the right to deposit the redemption price of such shares to a special account in any chartered bank or any trust company in Canada to be paid without interest to or to the order of the respective holders of such Cumulative Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing them and upon such deposit being made the Cumulative Preferred Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively.

(6) Unless all the Cumulative Preferred Shares then outstanding are being purchased for cancellation or redeemed:

(a) no dividends shall at any time be declared or paid or set apart for payment on any shares of the Corporation ranking pari passu as to payment of dividends or repayment of capital with or junior to the

Cumulative Preferred Shares unless all dividends on the Cumulative Preferred Shares then outstanding accrued for all previous dividend periods and accrued and to accrue for the current dividend period shall have been declared and paid or set apart for payment on the Cumulative Preferred Shares at the date of such declaration, payment or setting apart for payment on such other shares, and

(b) the Corporation shall not call for redemption or purchase for cancellation or reduce capital with respect to any of the Cumulative Preferred Shares or any shares of the Corporation ranking pari passu as to payment of dividends repayment of capital with or junior to the Cumulative Preferred Shares unless all dividends on the Cumulative Preferred Shares then outstanding accrued for all previous dividend periods and accrued or to accrue for the current dividend period shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase or reduction.

(7) The holders of the Cumulative Preferred Shares shall not be entitled (except as specifically provided in this paragraph (7)) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting unless and until

(a) the Corporation from time to time shall fail to pay in the aggregate six (6) quarterly dividends on the Cumulative Preferred Shares on the dates on which they should be paid according to the terms of this Part I whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the-payment of dividends or

(b) the holders of any other preferred shares of the Corporation ranking pari passu as to payment of dividends or repayment of capital with the Cumulative Preferred Shares shall become entitled to voting rights. Thereafter, so long as any dividends on the Cumulative Preferred Shares remain in arrears or the holders of any other preferred shares of the Corporation ranking pari passu as to payment of dividends or repayment of capital with the Cumulative Preferred Shares remain entitled to voting rights, the holders of the Cumulative Preferred Shares shall be entitled to receive notice of all meetings of shareholders and to exercise one (1) vote at such meetings in respect of each Cumulative Preferred Share held by such holders, and the holders of the Cumulative Preferred Shares and the holders of any other preferred shares of the Corporation ranking pari passu as to payment of dividends or repayment of capital with the Cumulative Preferred Shares then entitled to voting rights voting together without distinction as to class shall be entitled to elect such number of members of the board of directors of the Corporation as shall be the greatest integral number less than one-half (1/2) of the number of the directors. Nothing contained in this paragraph (7) shall be deemed to limit the right of the Corporation from time to time to increase or decrease the number of its directors.

Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to vote on the election of directors shall accrue to the holders of the Cumulative Preferred Shares as provided in this paragraph (7) or who may be appointed as directors if such right shall have accrued and before a meeting of shareholders shall have been held shall terminate upon the election of new directors at the next annual meeting of shareholders or at a special general meeting which may be held for the purpose of electing directors at any time after the accrual of such voting rights upon not less than twenty (20) days' written notice and such special general meeting shall be called by the secretary of the Corporation upon the written request of the holders of record of at least one-tenth (1/10) of the outstanding Cumulative Preferred Shares and any other outstanding preferred shares ranking pari passu with them as to payment of dividends or repayment of capital which may have become entitled to voting rights and in default of the calling of such special general meeting by the secretary within five (5) days after the making of such request it may be called by any holder of record of Cumulative Preferred Shares.

Any vacancy occurring among members of the board of directors of the Corporation elected to represent the holders of the Cumulative Preferred Shares or the holders of the Cumulative Preferred Shares and the holders of any other preferred shares of the Corporation ranking pari passu as to payment of dividends or repayment of capital with the Cumulative Preferred Shares then entitled to voting rights may be filled by the board of directors with the consent and approval of the remaining director or directors elected to represent such holders but, if there be no such remaining director or directors, the board may elect sufficient holders of the Cumulative Preferred Shares, or holders of such, other preferred shares if then entitled to voting rights, to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the board of directors, the holders of record of at least one-fifth (1/5) of the outstanding Cumulative Preferred Shares and any other outstanding preferred shares ranking pari passu with them as to payment of dividends or repayment of capital which may have become entitled to voting rights shall have the right to require the secretary of the Corporation to call a meeting of the holders of the Cumulative Preferred Shares and the holders of any other preferred shares of the Corporation ranking pari passu as to payment of dividends or repayment of capital with the Cumulative Preferred Shares if then entitled to voting rights for the purpose of filling the vacancies or replacing all or any of the persons so elected by the board to fill such vacancies and the provisions of the last preceding subparagraph shall apply in respect of the calling of such meeting.

Notwithstanding anything contained in the by-laws of the Corporation, upon any termination of the voting rights of the Cumulative Preferred Shares as provided in this paragraph (7), the term of office of the directors elected to represent the holders of the Cumulative Preferred Shares or elected to represent the holders of the Cumulative Preferred Shares and the holders of any other preferred shares of the Corporation ranking pari passu as to payment of dividends or repayment of capital with the Cumulative Preferred Shares, as the case may be, shall terminate.

(8) The holders of the Cumulative Preferred Shares shall not be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or of bonds, debentures or other securities of the Corporation now or in the future authorized.

(9) The Corporation shall not issue any shares ranking pari passu as to payment of dividends or repayment of capital with the Cumulative Preferred Shares without the prior approval of the holders of the Cumulative Preferred Shares specified in paragraph (11) unless net earnings, as defined in paragraph (9), for any twelve (12) consecutive months of the last eighteen (18) months immediately preceding the date of issuance have been at least equal to two (2) times the sum of the annual dividend requirements of the Cumulative Preferred Shares and any other preferred shares of the Corporation ranking pari passu as to payment of dividends or repayment of capital with the Cumulative Preferred Shares then outstanding and then proposed to be issued; the certificate of the Corporation's auditors for the time being as to whether or not the Corporation is permitted to issue Cumulative Preferred Shares or other preferred shares ranking pari passu as to payment of dividends or repayment of capital with the Cumulative Preferred Shares without the approval of the holders of such shares shall be conclusive and binding upon the Corporation and the holders of shares of every class and all persons are invited to act accordingly.

"Net earnings" as used in this paragraph (9) means all gross earnings and income of the Corporation from all sources less all administrative, selling and operating charges and expenses of every character and all fixed charges of the Corporation. Without limitation of the generality of the foregoing, operating expenses shall include insurance, maintenance, repairs, rentals, licenses, taxes, including income taxes and taxes based on profits, and all interest and such reserve for bad and doubtful debts as the directors in their discretion, with the approval of the Corporation's auditors, may determine and, in addition to actual expenditure for maintenance, reasonable allowance for depreciation, but excluding any provision for amortization.

"Amortization" as used in this paragraph (9) includes any items chargeable to amortization in accordance with the accounting procedure of the Corporation and, without limiting the generality of the foregoing, includes amortization of funded indebtedness, discount and expenses, including exchange premium and any other premium and expenses paid upon retirement of funded indebtedness and amortization of intangibles except to the extent provided for in the charge made for depreciation.

"Funded Indebtedness" as used in this paragraph (9) means any indebtedness or liability or evidence of indebtedness or liability having a stated maturity of one (1) year or more from the time of its creation, issue, assumption, guarantee, renewal or extension.

If any property is owned or in process of being acquired (or is proposed be to acquired as incidental to the proposed issue of Cumulative Preferred Shares) by the Corporation at the time of determining net earnings for any past period and shall not have been owned by the Corporation during the whole of the period for which net earnings are to be computed, the net earnings of such property for the same past period (calculated in accordance with the provisions contained in this paragraph (9) respecting net earnings) as ascertained by the auditors of the Corporation or by other accountants whose report the auditors of the Corporation shall consider to be sufficient, after making any necessary adjustments, shall be included as net earnings for all purposes of this definition or, as the case may be, the net loss (if any) in respect of such property for the same past period similarly ascertained shall be brought into account in ascertaining net earnings for the purposes of this definition, provided in either case that the auditors of the Corporation or such other accountants, in their opinion, shall have available adequate records and data to enable them to ascertain such net earnings or net losses, as the case may be, of such property.

For the purposes of this paragraph (9) and subject to the foregoing provisions of it, net earnings shall be determined by the auditors of the Corporation.

(10) Except with the approval of the holders of the Cumulative Preferred Shares as specified in paragraph (11) no class of shares may be created ranking as to payment of dividends or repayment of capital prior to or pari passu with the Cumulative Preferred Shares nor shall the authorized number of the Cumulative Preferred Shares or of any preferred shares of the Corporation ranking pari passu as to payment of dividends or repayment of capital with the Cumulative Preferred Shares be increased.

(11) The approval of holders of the Cumulative Preferred Shares as to any and all matters referred to in this Part I may be given in writing by the holders of a majority of the outstanding Cumulative Preferred Shares or by resolution passed or by by-law sanctioned at a meeting of holders of Cumulative Preferred Shares duly called and held upon at least fifteen (15) days' notice at which the holders of at least a majority of the outstanding Cumulative Preferred Shares are present or represented by proxy and carried by the affirmative vote of the holders of not less than two-thirds (2/3) of the Cumulative Preferred Shares represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding Cumulative Preferred Shares are not present or represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall he adjourned to such date being not less than fifteen (15) days later and to such time and place as may be appointed by the chairman of the meeting and at least ten (10) days' notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of the Cumulative Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed at the meeting by the affirmative votes of the holders of not less than two-thirds (2/3) of the Cumulative Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the approval of the holders of Cumulative Preferred Shares referred to above. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of Cumulative Preferred Shares shall be entitled to one (1) vote in respect of each Cumulative Preferred Share held.

(12) The foregoing provisions may be repealed, altered, modified, amended or amplified by articles of amendment but only with the approval of the holders of the Cumulative Preferred Shares.

II Series Preferred Shares

The Series Preferred Shares shall, as a class, carry and be subject to the following rights, preferences, priorities, limitations, conditions and restrictions:

(1) The Series Preferred Shares shall, in accordance with and subject to the provisions of section 27 of the Canada Business Corporations Act, as now existing or as may be amended, be issuable in series as provided in this paragraph (1) and each of the Series Preferred Shares shall rank pari passu as to payment of dividends and repayment of capital and rateably with each of the other Series Preferred Shares and with each of the Cumulative Preferred Shares. The Series Preferred Shares of each series shall in all respects carry and be subject to the same rights, preferences, priorities, limitations, conditions and restrictions as the Series Preferred Shares of every other series except to the extent that the directors may otherwise determine as provided in this Part II but subject to the provisions contained in it relating to all series of the Series Preferred Shares. The directors of the Corporation shall have the right, by resolution but subject to the provisions of section 27 of the Canada Business Corporations Act, as now existing or as may be amended, and subject to the provisions contained in this Part II, to fix from time to time before issue the respective designations, voting rights, preferences, conversion and exchange rights, rights to dividends and their rates, purchase and redemption rights, including the rate or amount of premium, if any, payable on redemption, rights on liquidation or distribution of capital assets and all other rights, restrictions, conditions, limitations, attributes and characteristics of each series of the Series Preferred Shares.

(2) The holders of the Series Preferred Shares shall be entitled to receive and the Corporation shall pay as and when declared by the board of directors of the Corporation out of the moneys of the Corporation properly applicable to the payment of dividends fixed cumulative preferential cash dividends on the amount paid up on each share at such rate or in such amount and payable at such intervals as may be determined by the board of directors of the Corporation and set out in articles of amendment under the provisions of subsection (4) of section 27 of the Canada Business Corporations Act, as now existing or as may be amended, in respect of each series prior to the issue of any Series Preferred Shares of such series. Such dividends shall accrue from such date or dates as may in the case of each series be determined by the board of directors of the Corporation or in case no date be so determined then from the date of their issue. Warrants or cheques of the Corporation payable at par at any branch of the Corporation's bankers for the time being in Canada (Yukon Territory excepted) shall be issued in respect of such dividends and payment of the warrants or cheques shall satisfy such dividends. If on any dividend payment date the dividends payable on such date are not paid in full on all of the Series Preferred Shares then issued and outstanding, such dividends or the unpaid part of them shall be paid on a subsequent dividend payment date or dates on which the Corporation shall have sufficient moneys properly applicable to the payment of them. The holders of the Series Preferred Shares shall not be entitled to any further or other dividends than those expressly provided for by the board of directors of the Corporation and set out in articles of amendment under the provisions of subsection (4) of section 27 of the Canada Business Corporations Act, as now existing or as may be amended, in respect of each series prior to the issue of any Series Preferred Shares of such series. With respect to each series of Series Preferred Shares, dividends shall be paid to the registered holders appearing on the registers at the close of business on such a day

preceding the day fixed for payment of the dividends as may be determined from time to time by the board of directors of the Corporation.

(3) In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Series Preferred Shares shall be entitled to receive

(a) the amount paid up on such shares together with all unpaid preferential dividends (which for such purpose shall be calculated as if such dividends were accruing from day to day for the period from the expiration of the last period for which dividends have been paid up to and including the date of distribution) and

(b) if such liquidation, dissolution, winding-up or distribution shall be voluntary, an additional amount equal to the premium which would have been payable on the redemption of the Series Preferred Shares respectively if they had been called for redemption by the Corporation on the date of distribution, before any amount shall be paid to or any property or assets of the Corporation distributed among the holders of any other shares of the Corporation ranking junior to the Series Preferred Shares. After payment to the holders of the Series Preferred Shares, of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(4) If, upon such liquidation, dissolution, winding-up or other distribution, the assets of the Corporation shall be insufficient to permit the payment in full to the holders of the Cumulative Preferred Shares and the holders of the Series Preferred Shares of the sums which would have been due to them respectively if there had not been such insufficiency, then the entire remaining assets of the Corporation shall be distributable rateably among the holders of the Cumulative Preferred Shares and of the Series Preferred Shares in accordance with such sums which would have been due to them if there had been no insufficiency.

(5) Subject to the provisions of paragraph (8) the Corporation may at any time or times purchase (if obtainable) for cancellation the whole or any part of the Series Preferred Shares of any one or more series outstanding from time to time in the market or by invitation for tenders addressed to all holders of record of the series of Series Preferred Shares proposed to be purchased at a price not exceeding the amount paid up on each share plus the premium which would have been payable on them if the Series Preferred Shares had been redeemed by the Corporation on the date of such purchase plus an amount equal to all unpaid preferential dividends, which for such purpose shall be calculated as if such dividends were accruing from day to day for the period from the expiration of the last period for which dividends have been paid up to and including the date of purchase, and plus costs of purchase. If upon any invitation for tenders under the provisions of this paragraph Series Preferred Shares are tendered to the Corporation in excess of the number of Series Preferred Shares which the Corporation is prepared to purchase then the Series Preferred Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata to the number of Series Preferred Shares tendered by each shareholder who submits a tender to the Corporation. From and after the date of purchase of any Series Preferred Shares under the provisions of this paragraph, the Series Preferred Shares so purchased shall be redeemed and shall not be reissued.

(6) Subject to the provisions of paragraph (8) the Corporation may, upon giving notice as provided in paragraph (7), redeem at any time the whole or from time to time any part of the then outstanding Series Preferred Shares of any or all series at a redemption price consisting of the amount paid up on each share and of such premium if any, as may have been fixed for that purpose by the board of directors of the Corporation and set out in articles of amendment under the provisions of subsection (4) of section 27 of the Canada Business Corporations Act, as now existing or as may be amended, in respect of each series prior to the issue of any Series Preferred Shares of such series plus an amount equal to all unpaid preferential dividends, which for such purpose shall be calculated as if such dividends were accruing from day to day for the period from the expiration of the last period for which dividends have been paid up to and including the date of such redemption. In case the Corporation desires to redeem part only of the Series Preferred Shares of any series, the shares of such series to be redeemed shall be selected by lot in such manner as the board of directors of the Corporation may determine with the approval of the transfer agent appointed in respect of the Series Preferred Shares or, if the board of directors so determine, may be redeemed pro rata disregarding fractions. No Series Preferred Shares redeemed pursuant to the foregoing provisions shall be reissued.

(7) In case of any redemption of the Series Preferred Shares under the provisions of the last preceding paragraph r (6), the Corporation shall mail to each person who at the time of mailing is a registered holder of Series Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such shares. Such notice shall be mailed so as to give such number of days' notice of such redemption as shall have been determined by the board of directors of the Corporation and set out in articles of amendment under the provisions of subsection (4) of section 27 of the Canada Business Corporations Act, as now existing or as may be amended for that purpose in respect of the series of Series Preferred Shares being so redeemed in whole or in part prior to the time of the issue

of any Series Preferred Shares of such series. Such notice shall be mailed in a prepaid registered letter addressed to each such holder at his address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder, provided, however, that the accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption as to other such holders. Such notice shall set out the redemption price, the place at which the redemption price is to be paid and the date on which redemption is to take place and, if part only of the Series Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or before the date so specified for redemption, the Corporation shall deposit the redemption price of the Series Preferred Shares to be redeemed in a special account in any bank or trust company in Canada to be paid without interest to or to the order of the respective holders of such Series Preferred Shares upon presentation and surrender to such bank or trust company of the certificates representing them. Provided such deposit shall have been made, such Series Preferred Shares so called for redemption shall on the date specified for redemption be and be deemed to be redeemed and shall not be reissued. If a part only of the Series Preferred Shares represented by any certificate be redeemed, a new certificate for the remainder shall be issued at the expense of the Corporation. Provided the redemption price shall have been so deposited, the Series Preferred Shares so called for redemption shall from and after the date specified for redemption cease to be entitled to dividends and the holders of such shares shall not be entitled to exercise any of the rights of shareholders in respect of them and their rights shall be limited to receiving, without interest, their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively. If the redemption price shall not be so deposited the rights of the holders of the Series Preferred Shares so called for redemption shall remain unaffected.

(8) Unless all the Series Preferred Shares then outstanding are being redeemed or purchased for cancellation:

(a) no dividends shall at any time be declared or paid or set apart for payment on the Cumulative Preferred Shares or on any shares of the Corporation ranking junior to the Series Preferred Shares unless all dividends on the Series Preferred Shares then outstanding accrued for all previous dividend periods and accrued and to accrue for the current dividend period shall have been declared and paid or set apart for payment on the Series Preferred Shares at the date of such declaration or payment or setting apart for payment on the Cumulative Preferred Shares or such other shares and

(b) the Corporation shall not call for redemption or purchase for cancellation or reduce capital with respect to any of the Cumulative Preferred Shares or any of the Series Preferred Shares or any shares of the Corporation ranking junior to the Series Preferred Shares unless all dividends on the Series Preferred Shares then outstanding accrued for all previous dividend periods and accrued or to accrue for the current dividend period shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase or reduction.

(9) The holders of Series Preferred Shares shall not be entitled (except as specifically provided in this paragraph (9)) to receive notice of or to attend any meetings of shareholders of the Corporation and shall not be entitled to vote at any such meetings unless and until

(a) the Corporation from time to time shall fail to pay dividends in respect of a total of eighteen (18) months on any series of the Series Preferred Shares whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends or

(b) the holders of the Cumulative Preferred Shares shall become entitled to voting rights.

Thereafter, so long as any dividends on the Series Preferred Shares remain in arrears or the holders of the Cumulative Preferred Shares remain entitled to voting rights, the holders of the Series Preferred Shares shall be entitled to receive notice of all meetings of shareholders and to exercise one (1) vote at such meetings in respect of each Series Preferred Share held, and such holders and the holders of the Cumulative Preferred Shares, if there then be any outstanding and entitled to voting rights, voting together without distinction as to class, shall be entitled to elect such number of members of the board of directors of the Corporation as shall be the greatest integral number less than one-half (1/2) of the number of directors. Nothing contained in this paragraph (9) shall be deemed to limit the right of the Corporation from time to time to increase or decrease the number of directors.

Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to vote on the election of directors shall accrue to the holders of Series Preferred Shares as provided in this paragraph (9) or who may be appointed as directors if such right shall have accrued and before a meeting of shareholders shall have been held shall terminate upon the election of new directors at the next annual meeting of the shareholders or at a special general meeting which may be held for the purpose of electing directors at any time after the accrual of such voting rights upon not less than twenty (20) days' written notice and such special general meeting shall be called by the secretary of the Corporation upon the written request of the holders of record of at least one tenth (1/10) of the outstanding Series Preferred Shares and the

Cumulative Preferred Shares, if there then be any outstanding and entitled to voting rights, and in default of the calling of such special general meeting by the secretary within five (5) days after the making of such request it may be called by any holder of record of Series Preferred Shares.

Any vacancy occurring among members of the board of directors of the Corporation elected to represent the holders of the Series Preferred Shares or the holders of the Series Preferred Shares and the holders of the Cumulative Preferred Shares in accordance with the foregoing provisions may be filled by the board of directors with the consent and approval of the remaining director or directors elected to represent such holders but, if there be no such remaining director or directors, the board of directors may elect sufficient holders of Series Preferred Shares or holders of the Cumulative Preferred Shares, if the holders of the Cumulative Preferred Shares are then entitled to voting rights, to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the board of directors, the holders of record of at least one-fifth (1/5) of the outstanding Series Preferred Shares and the Cumulative Preferred Shares, if there be any outstanding and entitled to voting rights, shall have the right to require the secretary of the Corporation to call a meeting of the holders of the Series Preferred Shares or of the holders of the Series Preferred Shares and the holders of the Cumulative Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies and the provisions of the last preceding subparagraph shall apply in respect of the calling of such meeting.

Notwithstanding anything contained in the by-laws of the Corporation, upon any termination of the voting rights of the Series Preferred Shares as provided in this paragraph (9), the term of office of the directors elected to represent the holders of the Series Preferred Shares, or elected to represent the holders of the Series Preferred Shares and the holders of the Cumulative Preferred Shares, as the case may be, shall terminate.

(10) The holders of the Series Preferred Shares shall not be entitled as of right to subscribe for or purchase or receive any part of any issue of any shares or of any bonds, debentures or other securities of the Corporation now or in the future authorized.

(11) Except with the approval of the holders of the Series Preferred Shares, the Corporation shall not issue any class of shares ranking as to payment of dividends or repayment of capital prior to or pari passu with the Series Preferred Shares nor shall the authorized number of the Series Preferred Shares or of the Cumulative Preferred Shares be increased.

(12) No Series Preferred Shares shall be issued by the Corporation without the prior approval of the holders of Series Preferred Shares unless net earnings, as defined in this paragraph (12), for any twelve (12) consecutive months of the last eighteen (18) months immediately preceding the date of issuance have been at least equal to two (2) times the annual dividend requirements on the Cumulative Preferred Shares and the Series Preferred Shares then outstanding and then proposed to be issued; the certificate of the Corporation's auditors for the time being as to whether the Corporation is or is not entitled to issue any Series Preferred Shares without the approval of the holders of such shares shall be conclusive and binding on the Corporation and the holders of shares of every class and all persons are invited to act accordingly.

"Net earnings" as used in this paragraph (12) means all gross earnings and income of the Corporation from all sources less all administrative, selling and operating charges and expenses of every character and all fixed charges of the Corporation. Without limitation of the generality of the foregoing, operating expenses shall include insurance, maintenance, repairs, rentals, licenses, taxes, including income taxes and taxes based on profits, and all interest and such reserve for bad and doubtful debts as the board of directors in its discretion, with the approval of the Corporation's auditors, may determine and, in addition to actual expenditure for maintenance, reasonable allowance for depreciation, but excluding any provision for amortization.

"Amortization" as used in this paragraph (12) includes any items chargeable to amortization in accordance with the accounting procedure of the Corporation and, without limiting the generality of the foregoing, includes amortization of funded indebtedness, discount and expenses, including exchange premium and any other premium and expenses paid upon retirement of funded indebtedness and amortization of intangibles except to the extent provided for in the charge made for depreciation.

"Funded indebtedness" as used in this paragraph (12) means any indebtedness or liability or evidence of indebtedness or liability having a stated maturity of one (1) year or more from the time of its creation, issue, assumption, guarantee, renewal or extension.

If any property is owned or in process of being acquired (or is proposed to be acquired as incidental to the proposed issue of Series Preferred Shares) by the Corporation at the time of determining net earnings for any past period and shall not have been owned by the Corporation during the whole of the period for which net earnings are to be computed, the net earnings of such property for the same past period (calculated in accordance with the provisions contained in this paragraph (12) respecting net earnings) as ascertained by the auditors of the Corporation or by other accountants whose report the auditors of the Corporation shall consider to be sufficient, after making any necessary adjustments, shall be included as net earnings for all purposes of this definition or, as the case may be, the net loss (if any) in respect of such property for the same past period similarly ascertained shall be brought into account in ascertaining net earnings for the purpose of this definition, provided in either case that the auditors of the Corporation or such other accountants, in their opinion, shall have available adequate records and data to enable them to ascertain such net earnings or net losses, as the case may be, of such property.

For the purposes of this paragraph (12) and subject to the foregoing provisions of it, net earnings shall be determined by the auditors of the Corporation.

(13) The provisions of paragraphs (1) to (12) inclusive, of this paragraph (13) and of paragraph (14) may be repealed, modified, amended or amplified by articles of amendment but only with the approval of the holders of the Series Preferred Shares.

(14) The approval of holders of the Series Preferred Shares as to any and all maters referred to in this Part II may be given in writing by the holders of at least a majority of the outstanding Series Preferred Shares or by resolution passed or by by-law sanctioned at a meeting of holders of Series Preferred Shares duly called and held upon at least fifteen (15) days' notice at which the holders of at least a majority of the outstanding Series Preferred Shares are present or represented by proxy and carried by the affirmative votes of the holders of not less than two-thirds (2/3) of the Series Preferred Shares represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding Series Preferred Shares are not present or represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to such date being not less than fifteen (15) days later and to such time and place as may be appointed by the chairman of the meeting and at least ten (10) days' notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Series Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed at the meeting by the affirmative Votes of the holders of not less than two-thirds (2/3) of the Series Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the approval of the holders of Series Preferred Shares referred to above.

If the repeal, modification, amendment or amplification of the provisions contained in this Part II especially affects the rights of the holders of Series Preferred Shares of any series in a manner or to an extent substantially different from that in or to which the rights of the holders of Series Preferred Shares of any other series are affected, then such repeal, modification, amendment or amplification shall, in addition, be approved by the holders of the Series Preferred Shares of such series so especially affected and the provisions of this paragraph shall apply, mutatis mutandis, with respect to the giving of such approval. At any meeting of the holders of Series Preferred Shares without distinction as to series each holder of Series Preferred Shares shall be entitled to one (1) vote in respect of each Series Preferred Share held by him. At any meeting of the holders of Series Preferred Shares of any particular series, each holder shall be entitled to one (1) vote in respect of each Series Preferred Share of such series held by him.

The formalities to be observed with respect to the giving of notice of any meeting or adjourned meeting of series preferred shareholders and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

II-A Series Preferred Shares: 4 1/4% Series Preferred Shares

Fifteen Thousand (15,000) of the Series Preferred Shares, together with all additional Series Preferred Shares, if any, which may in the future be designated as having the same attributes as such fifteen thousand (15,000) Series Preferred Shares are designated cumulative redeemable preferred shares, 4 1/4% series (the "4 1/4% series preferred shares"), provided that, subject to the adoption of articles of amendment, the board of directors may from time to time by resolution designate any shares of the 4 1/4% series preferred shares remaining unissued at that time as forming part of some other series of the Series Preferred Shares with such designation, rights, restrictions, conditions and limitations as may be fixed with respect to such other series. In addition to the rights, restrictions, conditions and limitation attaching to all series of the Series Preferred Shares, the rights restrictions, conditions and limitations attaching to the 4 1/4% series preferred shares shall be as follows:

(1) The 4 1/4% series preferred shares shall carry the right to a fixed cumulative cash dividend at the rate of four and one-quarter per cent (4 1/4%) per annum, and no more, payable quarterly on the fifteenth days of February, May, August and November in each year commencing on such date as the board of directors may determine in respect of each issue of such shares. Such dividends shall be cumulative from such date as may be determined by the board of directors in respect of each issue of such shares or in case no date be so determined then from the date of their issue.

(2) The 4 1/4% series preferred shares shall be redeemable by the Corporation in whole at any time or in part from time to time on not less than thirty (30) days' notice at a redemption price consisting of the amount of capital of

one hundred dollars ($100) paid up on each share plus a premium of two and one-half per cent (2 1/2%) of such amount and plus a sum equal to all unpaid preferential dividends accrued on the shares called for redemption.

(3) The provisions contained in the foregoing paragraphs (1) and (2) and in paragraph (4) may be repealed, modified, amended or amplified in whole or in part by articles of amendment but only with the approval of the holders of the 4 1/4% series preferred shares.

(4) Such approval may be given in a manner similar, mutatis mutandis, to that prescribed in the conditions attaching to all series of the Series Preferred Shares for the approval of any repeal, modification, amendment or amplification of these conditions where such repeal, modification, amendment or amplification affects the rights of the holders of Series Preferred Shares of any series in a manner or to an extent different from that in or to which the rights of the holders of Series Preferred Shares of any other series are affected.

II-B Series Preferred shares: 6% Series Preferred Shares

Fifty Thousand (50,000) of the Series Preferred Shares, together with all additional Series Preferred Shares, if any, which may in the future be designated as having the same attributes as such fifty thousand (50,000) Series Preferred Shares are hereby designated cumulative redeemable preferred shares, 6% series (the "6% series preferred shares"), provided that, subject to the adoption of articles of amendment, the board of directors may from time to time by resolution designate any shares of the 6% series preferred shares remaining unissued at that time as forming part of some other series of the Series Preferred Shares with such designation, rights, restrictions, conditions and limitations as may be fixed with respect to such other series. In addition to the rights, restrictions, conditions and limitations attaching to all series of the Series Preferred Shares, the rights, restrictions, conditions and limitations attaching to the 6% series preferred shares shall be as follows:

(1) The 6% series preferred shares shall carry the right to a fixed cumulative cash dividend at the rate of six per cent (6%) per annum, and no more, payable quarterly on the first days of February, May, August and November in each year commencing on such date as the board of directors may determine in respect of each issue of such shares. Such dividends shall be cumulative from such date as may be determined by the board of directors in respect of each issue of such shares or in case no date be so determined then from the date of their issue.

(2) The 6% series preferred shares shall be redeemable by the Corporation in whole at any time or in part from time to time on not less than thirty (30) days' notice at a redemption price consisting of the amount of capital of one hundred dollars ($100) paid up on each share plus a premium of three per cent (3%) of such amount if redeemed after February 1, 1977 and on or before February 1, 1982, plus a premium of two per cent (2%) of such amount, if redeemed after that date and on or before February 1, 1987, and plus a premium of one per cent (1%) of such amount if redeemed after that date and in each case plus a sum equal to all unpaid preferential dividends accrued on the shares called for redemption.

(3) The provisions contained in the foregoing paragraphs (1) and (2) and in paragraph (4) may be repealed, modified, amended or amplified in whole or in part by articles of amendment but only with the approval of the holders of the 6% series preferred shares.

(4) Such approval may be given in a manner similar, mutatis mutandis, to that prescribed in the conditions attaching to all series of the Series Preferred Shares for the approval of any repeal, modification, amendment or amplification of those conditions where such repeal, modification, amendment or amplification affects the rights of the holders of Series Preferred Shares of any series in a manner or to an extent different from that in or to which the rights of the holders of Series Preferred Shares of any other series are affected.

III Series Second Preferred Shares

The Series Second Preferred Shares shall as a class, carry and be subject to the following rights, preferences, priorities, limitations, conditions, restrictions and prohibitions:

(1) The Series Second Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before issue be determined by resolution of the board of directors of the Corporation.

(2) The board of directors of the Corporation shall subject to the provisions contained in this Part III, by resolution duly passed before the issue of the Series Second Preferred Shares of each series, fix the designation, rights, restrictions, conditions, limitations and prohibitions to be attached to the Series Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of cumulative preferential dividends, the date or dates and places of their payment, the date or dates from which such preferential dividends shall accrue, the rights of the Corporation to purchase and to redeem them pursuant to the applicable provisions of the Canada Business Corporations Act, the consideration and the terms and conditions of any such purchase or redemption, conversion rights, if any, the terms and conditions of any share

purchase plan or sinking fund and the restrictions, if any, respecting payment of dividends on any shares ranking junior to the Series Second Preferred Shares, the whole subject to the adoption of articles of amendment setting forth the designation, rights, restrictions, conditions, limitations and prohibitions to be attached to the Series Second Preferred Shares of such series.

(3) The Series Second Preferred Shares shall rank junior in all respects to the Cumulative Preferred Shares and the Series Preferred Shares, the Cumulative Preferred Shares and the series Preferred Shares being collectively referred to as the "First Preferred Shares", and shall be subject in all respects to the rights, preferences, priorities, limitations, conditions, restrictions and prohibitions attaching to the First Preferred Shares.

(4) The Series Second Preferred Shares of each series shall, with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, be entitled to preference over the common shares of the Corporation and over any other shares ranking junior to the Series Second Preferred Shares and the Series Second Preferred Shares of each series may also be given such other preferences over the common shares and any other shares ranking junior to the Series Second Preferred Shares as may be determined as to the respective series authorized to be issued.

(5) The Series Second Preferred Shares of each series shall rank on a parity with the Series Second Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(6) No dividends (other than stock dividends in shares of the Corporation ranking junior to the Series Second Preferred Shares) shall at any time be declared or paid on or set apart for payment on the common shares or on any other shares of the Corporation ranking junior to the Series Second Preferred Shares unless all dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable on each series of the Series Second Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the common shares or such other shares of the Corporation ranking junior to the Series Second Preferred Shares; nor shall the Corporation call for redemption or purchase for cancellation any of the Series Second Preferred Shares (less than the total number of Series Second Preferred Shares then outstanding) or any shares of the Corporation ranking junior to the Series Second Preferred Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of the Series Second Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption or purchase.

(7) The holders of the Series Second Preferred Shares shall not, as such, be entitled as of right to subscribe for or to purchase or receive the whole or any part of any shares, bonds, debentures, or other securities or any rights to acquire them which may from time to time be issued by the Corporation except in accordance with any conversion rights set forth in the rights, restrictions, conditions, limitations and prohibitions attaching to the Series Second Preferred Shares of any series.

(8) The holders of the Series Second Preferred Shares shall not be entitled as such (except as specifically provided in this Part III or as otherwise provided in any series) to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting unless and until the Corporation from time to time shall fail to pay in the aggregate four (4) half-yearly dividends (or eight (8) quarterly dividends on the Series Second Preferred Shares of any series payable on a quarterly basis) on the Series Second Preferred Shares of any series on the dates on which the same should be paid according to their terms and unless and until four (4) half-yearly dividends (or eight (8) quarterly dividends, as the case may be) on such shares shall remain outstanding and be unpaid whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends; then but only so long as any dividends on the Series Second Preferred Shares of any series remain in arrears the holders of the Series Second Preferred Shares shall be entitled to receive notice of all meetings of shareholders of the Corporation (other than any meetings of holders of any particular class or series of First Preferred Shares held separately and as a class or series and other than any meetings of the holders of any other class of shares of the Corporation held separately and as a class) at which directors of the Corporation are to be elected and to attend and vote and shall have one (1) vote in respect of each Series Second Preferred Share held by each of such holders respectively.

(9) The provisions of paragraphs (1) to (8) inclusive, of this paragraph (9) and of paragraph (10) or any of them may be deleted, varied, modified, amended or amplified by articles of amendment but only with the prior approval of the holders of the Series Second Preferred Shares given as specified in paragraph (10) in addition to any other approval required by the Canada Business Corporations Act.

(10) The approval of the holders of the Series Second Preferred Shares with respect to any and all matters referred to in this Part III may be given in writing by the holders of not less than two-thirds (2/3) of the Series Second Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Series Second Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series Second Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that, if at any such meeting, when originally held, the holders of at least a majority of all Series Second Preferred Shares then outstanding are not present in person or so represented by proxy within thirty (30) minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than fifteen (15) days later, and to such time and place as may be fixed by the Chairman of such meeting and, at such adjourned meeting, the holders of Series Second Preferred Shares present in person or so represented by proxy, whether or not they hold more or less than a majority of all Series Second Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series Second Preferred Shares. Notice of any such original meeting of the holders of the Series Second Preferred Shares shall be given not less than fifteen (15) days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of such adjourned meeting shall be given not less than ten (10) days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting the holders of Series Second Preferred Shares present in person or so represented by proxy shall be entitled to one (1) vote in respect of each Series Second Preferred Share held by each of such holders respectively.

III-A Series Second Preferred Shares, 10 1/4% Series A

One million one hundred fifty-two thousand (1,152,000) of the Series Second Preferred Shares are designated 10 1/4% Cumulative Redeemable Second Preferred Shares Series A (the "Second Preferred Shares Series A"). In addition to the rights, restrictions, conditions, limitations and prohibitions attaching to the Series Second Preferred Shares as a class, the rights, restrictions, conditions, limitations and prohibitions attaching to the Second Preferred Shares Series A shall be as follows:

(1) The holders of the Second Preferred Shares Series A shall be entitled to receive and the Corporation shall pay as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at the rate of two dollars and 56.25 cents ($2.5625) per share per annum, payable quarterly on the first days of January, April, July and October in each year. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series A shall accrue from such date or dates as may in the case of each issue be determined by the directors or in case no date be so determined then from the date of allotment. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series A then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provision of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. The holders of the Second Preferred Shares Series A shall not be entitled to any dividend other than or in excess of such cumulative preferential cash dividends. Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of such dividends and payment of the cheques shall satisfy the dividends.

(2) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series A shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends on them, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on them have been paid up to the date of such distribution and, if such liquidation, dissolution, winding-up or distribution be voluntary, an additional amount as a premium equal to $1.25 per share if such event commences prior to January 31, 1980, and if such event commences after that date, an additional amount equal to the premium which would be payable as part of the redemption price of such Second Preferred Shares Series A, if such shares were to be redeemed in accordance with paragraph (5) at the date of commencement of any such liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series A in any respect. After payment to the

holders of the Second Preferred Shares Series A of the amount so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(3) So long as any of the Second Preferred Shares Series A are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series A and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking on a parity with the Second Preferred Shares Series A with respect to payment of dividends then outstanding unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid at the date of any such call for redemption, purchase, reduction or other payment.

(4) Subject to the provisions of paragraph (3) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series A outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series A outstanding at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable but not exceeding twenty-six dollars twenty-five cents ($26.25) per share if such purchase is made prior to January 31, 1980, and if such purchase is made after that date at a price or prices per share not exceeding the price per share at which, at the date of purchase, such shares are redeemable plus costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (4) more Second Preferred Shares Series A are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series A so tendered by each of the holders of Second Preferred Shares Series A who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series A under the provisions of this paragraph (4), the shares so purchased shall be deemed to be redeemed and shall be cancelled.

(5) The Corporation may not redeem the Second Preferred Shares Series A or any of them prior to January 31, 1980 other than for sinking fund purposes. Subject to the foregoing, and subject to the provisions of the foregoing paragraph (3) and in the manner provided in paragraph (6), the Corporation may redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series A, on payment of the following amounts for each share to be redeemed:

$26.25 if redeemed on or before January 31, 1981;

$26.00 if redeemed after that date but on or before January 31, 1982;

$25.75 if redeemed after that date but on or before January 31, 1983;

$25.50 if redeemed after that date but on or before January 31, 1984;

$25.25 if redeemed after that date but on or before January 31, 1985; and

$25.00 if redeemed after January 31, 1985

together in each case with all accrued and unpaid cumulative preferential dividends on such shares, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on them up to the date of such redemption.

(6) In any case of redemption of Second Preferred Shares Series A under the provisions of paragraph (5), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series A to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares Series A. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the Second Preferred Shares Series A held by the person to whom it is addressed is to be redeemed the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series A to be redeemed the redemption price on presentation and surrender, at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series A called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being

in Canada. Such Second Preferred Shares Series A shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificates shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series A called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after mailing of notice of its intention to redeem any Second Preferred Shares Series A to deposit the redemption price of the shares so called for redemption or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption to a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest-to or to the order of the respective holders of such Second Preferred Shares Series A called for redemption upon presentation and surrender to such bank or trust company of the certificates representing them and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series A in respect of which such deposit shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to the provisions of the Canada Business Corporations Act as they may be applicable, in case a part only of the then outstanding Second Preferred Shares Series A is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide, or if the directors so decide, may be redeemed pro rata (disregarding fractions).

(7) So long as any of the Second Preferred Shares Series A are outstanding, the Corporation shall make all reasonable efforts to purchase for cancellation in the open market 12,000 Second Preferred Shares Series A at such time or times in each of the four quarterly periods ending on the last day of May, August, November and February in each year as the Corporation in its discretion shall determine commencing with the quarterly period ending May 31, 1977, if and to the extent that such shares are available, at a price or prices not exceeding $25 per share plus costs of purchase and such obligation shall carry over to the succeeding quarterly periods in the same year. If after all reasonable efforts the Corporation is unable so to purchase an aggregate of 48,000 Second Preferred Shares Series A in the four quarterly periods of any year, the Corporation's obligation to purchase Second Preferred Shares Series A with respect to that year shall be extinguished. The Corporation shall not be obligated to purchase for cancellation any Second Preferred Shares Series A if and so long as any such purchase would constitute a breach by the Corporation of the provisions of any trust indenture under which bonds, debentures or other securities of the Corporation are outstanding or if and so long as such purchase would be contrary to any applicable law. In the event of the winding-up or dissolution of the Corporation, the obligation of the Corporation under the provisions of this paragraph (7) shall be null and void and of no effect. In this paragraph (7) "year" means 12 consecutive months beginning on the first day of March and ending on the last day of February.

(8) So long as any of the Second Preferred Shares Series A are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series A) on the common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series A with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series A with respect to repayment of capital or with respect to payment of dividends

unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series A and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking on a parity with the said shares with respect to payment of dividends then outstanding shall have been declared and paid at the date of any such action referred to in the foregoing sub-paragraphs (a) and (b).

(9) No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series A without the prior approval of the holders of the Second Preferred Shares Series A given as specified in paragraph (10); nor shall the number of Second Preferred Shares Series A be increased without such approval; provided that nothing in this paragraph (9) shall prevent the Corporation from creating additional Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series A shall have been paid, from issuing additional series of Series Second Preferred Shares without such approval.

(10) The approval of the holders of the Second Preferred Shares Series A with respect to any and all matters referred to in this Part III-A may be given in writing by the holders of not less than two-thirds (2/3) of the Second Preferred Shares Series A for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series A duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series A then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that, if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series A then outstanding are not present in person or so represented by proxy within thirty (30) minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than fifteen (15) days later, and to such time and place as may be fixed by the Chairman of such meeting and, at such adjourned meeting, the holders of Second Preferred Shares Series A present in person or so represented by proxy, whether or not they hold more or less than a majority of all Second Preferred Shares Series A then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series A. Notice of any such original meeting of the holders of the Second Preferred Shares Series A shall be given not less than fifteen (15) days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than ten (10) days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting the holders of Second Preferred Shares Series A present in person or so represented by proxy shall be entitled to one (1) vote in respect of each Second Preferred Share Series A held by each of such holders respectively.

(11) The provisions of paragraphs (1) to (10), inclusive, and of this paragraph (11), or any of them may be deleted, varied, modified, amended or amplified by articles of amendment but only with the prior approval of the holders of the Second Preferred Shares Series A given as specified in paragraph (10) in addition to any other approval required by the Canada Business Corporations Act.

III-B Series Second Preferred Shares, 9.24% Series B

One million six hundred thousand (1,600,000) of the Series Second Preferred Shares are designated 9.24% Cumulative Redeemable Second Preferred Shares Series B (the "Second Preferred Shares Series B"). In addition to the rights, restrictions, conditions, limitations and prohibitions attaching to the Series Second Preferred Shares as a class, the rights, restrictions, conditions, limitations and prohibitions attaching to the Second Preferred Shares Series B shall be as follows:

(1) The holders of the Second Preferred Shares Series B shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at the rate of two dollars thirty-one cents ($2.31) per share per annum payable quarterly on the 25th days of January, April, July and October in each year, commencing April 25, 1977. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series B shall accrue from such date or dates as may in the case of each issue be determined by the directors or in case no date be so determined then from the date of allotment. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series B then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provision of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. The holders of the Second Preferred Shares Series B shall not be entitled to any dividend other than or in excess of such cumulative preferential cash dividends. Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of such dividends and payment of the cheques shall satisfy the dividends.

(2) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series B shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends on them, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on them have been paid up to the date of such distribution and, if such liquidation, dissolution, winding-up or distribution be voluntary, an additional amount as a premium equal to $1.25 per share if such event commences prior to December 21, 1981, and if such event commences after that date, an

additional amount equal to the premium which would be payable as part of the redemption price of such Second Preferred Shares Series B, if such shares were to be redeemed in accordance with paragraph (5) at the date of commencement of any such liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property of assets of the Corporation shall be distributed to the holders of the common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series B in any respect. After payment to the holders of the Second Preferred Shares Series B of the amount so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(3) So long as any of the Second Preferred Shares Series B are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series B and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series B with respect to payment of dividends then outstanding, unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid at the date of any such call for redemption, purchase, reduction or other payment.

(4) Subject to the provisions of paragraph (3) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series B outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series B outstanding at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable but not exceeding twenty-six dollars twenty-five cents ($26.25) per share if such purchase is made prior to December 21, 1981, and if such purchase is made after that date at a price or prices per share not exceeding the price per share at which, at the date of purchase, such shares are redeemable plus costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (4) more Second Preferred Shares Series B are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series B so tendered by each of the holders of Second Preferred Shares Series B who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series B under the provisions of this paragraph (4), the shares so purchased shall be deemed to be redeemed and shall be cancelled.

(5) The Corporation may not redeem the Second Preferred Shares Series B or any of them prior to December 21, 1981. Subject to the foregoing, and subject to the provisions of the foregoing paragraph (3) and in the manner provided in paragraph (6), the Corporation may redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series B, on payment of the following amounts for each share to be redeemed:

$26.25 if redeemed on or before December 21, 1982;

$26.00 if redeemed after that date but on or before December 21, 1983;

$25.75 if redeemed after that date but on or before December 21, 1984;

$25.50 if redeemed after that date but on or before December 21, 1985;

$25.25 if redeemed after that date but on or before December 21, 1986; and

$25.00 if redeemed after December 21, 1986

together in each case with all accrued and unpaid cumulative preferential dividends on such shares, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on them up to the date of such redemption.

(6) In any case of redemption of Second Preferred Shares Series B under the provisions of paragraph (5), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series B to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares Series B. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the Second Preferred Shares Series B held by the person to whom it is addressed is to

be redeemed the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series B to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series B called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series B shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificates shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series B called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them unless payment of the redemption price shall be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series B to deposit the redemption price of the shares so called for redemption or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption to a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series B called for redemption upon presentation and surrender to such bank or trust company of the certificates representing them and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series B in respect of which such deposit shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to the provisions of the Canada Business Corporations Act as they may be applicable, in case a part only of the then outstanding Second Preferred Shares Series B is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide, or if the directors so decide, may be redeemed pro rata (disregarding fractions).

(7) So long as any of the Second Preferred Shares Series B are outstanding the Corporation shall make all reasonable efforts to purchase for cancellation in the open market 12,000 Second Preferred Shares Series B at such time or times in each calendar quarter as the Corporation in its discretion shall determine commencing with the calendar quarter ending March 31, 1977, if and to the extent that such shares are available, at a price or prices not exceeding $25 per share plus costs of purchase and such obligation shall carry over to the succeeding calendar quarters in the same calendar year. If after all reasonable efforts the Corporation is unable so to purchase an aggregate of 48,000 Second Preferred Shares Series B in the four quarters of any calendar year, the Corporation's obligation to purchase Second Preferred Shares Series B with respect to such calendar year shall be extinguished. The Corporation shall not be obligated to purchase for cancellation any Second Preferred Shares Series B if and so long as any such purchase would constitute a breach by the Corporation of the provisions of any trust indenture under which bonds, debentures or other securities of the Corporation are outstanding or if and so long as such purchase would be contrary to any applicable law. In the event of the winding-up or dissolution of the Corporation, the obligation of the Corporation under the provisions of this paragraph (7) shall be null and void and of no effect.

(8) So long as any of the Second Preferred Shares Series B are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series B) on the common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series B with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series B with respect to repayment of capital or with respect to payment of dividends

unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series B and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series B with respect to payment of dividends then outstanding shall have been declared and paid at the date of any such action referred to in the foregoing sub-paragraphs (a) and (b).

(9) No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series B without the prior approval of the holders of the Second Preferred Shares Series B given as specified in paragraph (10); nor shall the number of Second Preferred Shares Series B be increased without such approval; provided that nothing in this paragraph (9) shall prevent the

Corporation from creating additional Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series B shall have been paid, from issuing additional series of Series Second Preferred Shares without such approval.

(10) The approval of the holders of the Second Preferred Shares Series B with respect to any and all matters referred to in this Part III-B may be given in writing by the holders of not less than two-thirds (2/3) of the Second Preferred Shares Series B for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series B duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series B then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that, if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series B then outstanding are not present in person or so represented by proxy within thirty (30) minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than fifteen (15) days later, and to such time and place as may be fixed by the Chairman of such meeting and, at such adjourned meeting, the holders of Second Preferred Shares Series B present in person or so represented by proxy, whether or not they hold more or less than a majority of all Second Preferred Shares Series B then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series B. Notice of any such original meeting of the holders of the Second Preferred Shares Series B shall be given not less than fifteen (15) days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than ten (10) days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting the holders of Second Preferred Shares Series B present in person or so represented by proxy shall be entitled to one (1) vote in respect of each Second Preferred Share Series B held by each of such holders respectively.

(11) The provisions of paragraphs (1) to (10), inclusive, and of this paragraph (11), or any of them may be deleted varied, modified, amended or amplified by articles of amendment but only with the prior approval of the holders of the Second Preferred Shares Series B given as specified in paragraph (10) in addition to any other approval required by the Canada Business Corporations Act.

III-C <u>Series Second Preferred Shares, 7.30% Series C</u>

One million one hundred ninety-four thousand eight hundred eighty (1,194,880) of the Series Second Preferred Shares are designated 7.30 Cumulative Redeemable Second Preferred Shares Series C (the "Second Preferred Shares Series C"). In addition to the rights, restrictions, conditions, limitations and prohibitions attaching to the Series Second Preferred Shares as a class, the rights, restrictions, conditions, limitations and prohibitions attaching to the Second Preferred Shares Series C shall be as follows:

(1) The holders of the Second Preferred Shares Series C shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at the rate of one dollar and 82.50 cents ($1.8250) per share per annum payable quarterly on the first days of February, May, August and November in each year, the first dividend to be payable on February 1, 1978. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series C shall accrue from such date or dates as may in the case of each issue be determined by the directors or in case no date be so determined then from the date of allotment. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series C then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provision of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. The holders of the Second Preferred Shares Series C shall not be entitled to any dividend other than or in excess of such cumulative preferential cash dividends. Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of such dividends and payment of the cheques shall satisfy the dividends.

(2) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series C shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends on them, which for

such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on them have been paid up to the date of such distribution and, if such liquidation, dissolution, winding-up or distribution be voluntary, an additional amount as a premium equal to $1.00 per share if such event commences prior to November 15, 1982, and if such event commences after that date, an additional amount equal to the premium which would be payable as part of the redemption price of such Second Preferred Shares Series C, if such shares were to be redeemed in accordance with paragraph (5) at the date of commencement of any such liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series C in any respect. After payment to the holders of the Second Preferred Shares Series C of the amount so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(3) So long as any of the Second Preferred Shares Series C are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series C and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series C with respect to payment of dividends then outstanding, unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid at the date of any such call for redemption, purchase, reduction or other payment.

(4) Subject to the provisions of paragraph (3), and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series C outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series C outstanding at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable but not exceeding twenty-six dollars ($26.00) per share if such purchase is made prior November 15, 1982, and if such purchase is made after that date at a price or prices per share not exceeding the price per share at which, at the date of purchase, such shares are redeemable plus costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (4) more Second Preferred Shares Series C are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series C so tendered by each of the holders of Second Preferred Shares Series C who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series C under the provisions of this paragraph (4), the shares so purchased shall be deemed to be redeemed and shall be cancelled.

(5) The Corporation may not redeem the Second Preferred Shares Series C or any of them prior to November 15, 1982. Subject to the foregoing, and subject to the provisions of the foregoing paragraph (3) and in the manner provided in paragraph (10), the Corporation may redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series C, out of the capital or otherwise, on payment of the following amounts for each share to be redeemed:

$26.00 if redeemed on or before November 15, 1983;

$25.80 if redeemed after that date but on or before November 15, 1984;

$25.60 if redeemed after that date but on or before November 15, 1985;

$25.40 if redeemed after that date but on or before November 15, 1986;

$25.20 if redeemed after that date but on or before November 15, 1987; and

$25.00 if redeemed after November 15, 1987

together in each case with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on them up to the date of such redemption.

(6) In any case of redemption of Second Preferred Shares Series C under the provisions of paragraph (5), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series C to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares Series C. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder,

provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the Second Preferred Shares Series C held by the person to whom it is addressed is to be redeemed the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series C to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series C called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series C shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificates shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series C called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series C to deposit the redemption price of the shares so called for redemption or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption to a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series C called for redemption upon presentation and surrender to such bank or trust company of the certificates representing them and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares C in respect of which such deposit shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to the provisions of the Canada Business Corporations Act as they may be applicable, in case a part only of the then outstanding Second Preferred Shares Series C is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide, or if the directors so decide, may be redeemed pro rata (disregarding fractions).

(7) So long as any of the Second Preferred Shares Series C are outstanding the Corporation shall make all reasonable efforts to purchase for cancellation in the open market 9,000 Second Preferred Shares Series C at such time or times in each calendar quarter as the Corporation in its discretion shall determine commencing with the calendar quarter ending March 31, 1978, if and to the extent that such shares are available, at a price or prices not exceeding $25 per share plus costs of purchase and such obligation shall carry over to the succeeding calendar quarters in the same calendar year. If after all reasonable efforts the Corporation is unable so to purchase an aggregate of 36,000 Second Preferred Shares Series C in the four quarters of any calendar year, the Corporation's obligation to purchase Second Preferred Shares Series C with respect to such calendar year shall be extinguished. The Corporation shall not be obligated to purchase for cancellation any Second Preferred Shares Series C if and so long as any such purchase would constitute a breach by the Corporation of the provisions of any trust indenture under which bonds, debentures or other securities of the Corporation are outstanding or if and so long as such purchase would be contrary to any applicable law. In the event of the winding-up or dissolution of the Corporation, the obligation of the Corporation under the provisions of this paragraph (7) shall be null and void and of no effect.

(8) So long as any of the Second Preferred Shares Series C are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series C) on the common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series C with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series C with respect to repayment of capital or with respect to payment of dividends

unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series C and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series C with respect to payment of dividends then outstanding shall have been declared and paid at the date of any such action referred to in the foregoing sub-paragraphs (a) and (b).

(9) No class of shares may be created or issued ranking as to repayment of capital or payment of dividends

prior to or on a parity with the Second Preferred Shares Series C without the prior approval of the holders of the Second Preferred Shares Series C given as specified in paragraph (10); nor shall the number of Second Preferred Shares Series C be increased without such approval; provided that nothing in this paragraph (9) shall prevent the Corporation from creating additional Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series C shall have been paid, from issuing additional series of Series Second Preferred Shares without such approval.

(10) The approval of the holders of the Second Preferred Shares Series C with respect to any and all matters referred to in this Part III-C may be given in writing by the holders of not less than two-thirds (2/3) of the Second Preferred Shares Series C for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series C duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series C then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation provided, however, that, if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series C then outstanding are not present in person or so represented by proxy within thirty (30) minutes after the time fixed for the meeting then the meeting shall be adjourned to such date, being not less than fifteen (15) days later, and to such time and place as may be fixed by the Chairman of such meeting and, at such adjourned meeting, the holders of Second Preferred Shares Series C present in person or so represented by proxy whether or not they hold more or less than a majority of all Second Preferred Shares Series C then outstanding, may transact the business for which the meeting was originally called and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series C. Notice of any such original meeting of the holders of the Second Preferred Shares Series C shall be given not less than fifteen (15) days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than ten (10) days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting the holders of Second Preferred Shares Series C present in person or so represented by proxy shall be entitled to one (1) vote in respect of each Second Preferred Share Series C held by each of such holders respectively.

(11) The provisions of paragraphs (1) to (10), inclusive, and of this paragraph (11), or any of them may be deleted, varied, modified, amended or amplified by articles of amendment but only with the prior approval of the holders of the Second Preferred Shares Series C given as specified in paragraph (10) in addition to any other approval required by the Canada Business Corporations Act.

III-D Series Second Preferred Shares, Series D

2,000,000 of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series D (the "Second Preferred Shares Series D"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series D shall be as follows:

(1) (a) The holders of the Second Preferred Shares Series D shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, except as otherwise provided for in paragraph (1)(b), at the rate of $2.56 per share per annum payable quarterly on the first days of March, June, September and December (the "Dividend Payment Dates") in each year, the first Dividend Payment Date to be September 1, 1980. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series D shall accrue from such date or dates as may in the case of each issue be determined by the directors or in case no date be so determined then from the date of issue.

(b) Notwithstanding the provisions of paragraph (1)(a) and subject to fulfilling the conditions set out below, the board of directors may increase the dividend rate applicable to the Second Preferred Shares Series D commencing with the dividend payable on September 1, 1985 and the board of directors may increase or decrease the dividend rate applicable to the Second Preferred Shares Series D commencing with the dividend payable on September 1, 1990, except where the dividend rate is to be changed and the condition set out in this paragraph (1)(b)(ii) is not fulfilled, then commencing on the Dividend Payment Date next following the date when the Corporation fulfills that condition. The Corporation shall file a copy of the resolution of the board of directors providing for the change in the dividend rate with the transfer agent for the Second Preferred Shares Series D. In order for a change in the dividend rate under this paragraph (1)(b) to be effective, the following conditions must be fulfilled:

(i) the Corporation shall give notice to all the holders of Second Preferred Shares Series D in accordance with the provisions of paragraph (2)(b) and shall set out in the notice its intention to change the dividend rate and particulars of the change; and

(ii) where the Corporation intends to change the dividend rate, the Corporation shall redeem all the Second Preferred Shares Series D duly deposited by the holders of Second Preferred Shares Series D pursuant to the retraction privilege which requires the Corporation to redeem all or any of his Second Preferred Shares Series D on the retraction date.

(c) If on any Dividend Payment Date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series D then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provision of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. The holders of the Second Preferred Shares Series D shall not be entitled to any dividend other than or in excess of the fixed cumulative preferential cash dividends provided for in paragraph (1) (a) and (1)(b).

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends on the Second Preferred Shares Series D and payment of the cheques shall satisfy the dividends.

(2) (a) A holder of Second Preferred Shares Series D shall have the privilege (a "retraction privilege") of requiring the Corporation to redeem all or any of his Second Preferred Shares Series D on (i) June 1, 1985 and (ii) June 1, 1990 (June 1, 1985 and June 1, 1990 are referred to individually as a "retraction date") at a price (a "redemption price") of $25 per share plus accrued and unpaid dividends to and including such retraction date.

(b) Provided Second Preferred Shares Series D are outstanding, during the 30 day period ending 30 days prior to a retraction date, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series D a notice in writing giving details of the retraction privilege and specifying a place or places for the deposit by such holder of the certificate or certificates representing the Second Preferred Shares Series D which such holder desires to have the Corporation redeem on such retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be May 31, 1985 in the case of the retraction privilege with the June 1, 1985 retraction date and May 31, 1990 in the case of the retraction privilege with the June 1, 1990 retraction date, and, if the Corporation determines under the provisions of this paragraph (2)(b) that it will not be permitted to redeem all the Second Preferred Shares Series D then outstanding, the statement required under the provisions of paragraph (2)(c). Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of a retraction privilege, a change in the dividend rate or a change in the redemption, purchase for cancellation and rights on liquidation provisions. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series D by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph (2)(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required. On or before the date so specified for such deposit a holder of Second Preferred Shares Series D desiring to exercise such retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series D to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series D represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificates shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder of the redemption price as set out in paragraph (2)(a) on the redemption of the Second Preferred Shares Series D to be redeemed on or before the retraction date if such deposit is received more than 14 days before the retraction date and, in the event of a deposit received less than 14 days before the retraction date, on a date within 14 days of that date. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series D shall then be and be deemed to be redeemed and shall be cancelled.

(c) Subject as provided in this paragraph (2)(c), the Corporation shall on each retraction date redeem all Second Preferred Shares Series D in respect of which holders shall have duly exercised such retraction privilege. Upon payment as set out in paragraph (2)(b) by the Corporation of the redemption price as set out in paragraph (2)(a) for the Second Preferred Shares Series D so redeemed, the Second Preferred Shares Series D redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them. If prior to the mailing or publication of a notice of a relevant retraction in accordance with paragraph (2)(b), the Corporation determines that it will not be permitted, under the provisions of any applicable law and under the provision of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series D then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Shares Series D which it then believes it will be permitted to redeem on the applicable retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series D in respect of which the holders thereof have exercised their rights under any retraction privilege would be contrary to any of the aforementioned provisions of law or any trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case if a part only of the shares represented by any certificates shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provision of any trust indenture securing bonds, debentures or other securities of the Corporation in respect of which the holders thereof have exercised their rights under any retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law of any trust indenture, from purchasing the lesser of (i) the Second Preferred-Sharps Series D then outstanding and (ii), 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series D a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series D by the Corporation on the first Dividend Payment Date which is not less than 30 days subsequent to the date of such notice at a price of $25.00 per share plus accrued and unpaid dividends to and including such first Dividend Payment Date, in accordance with the provisions of paragraph (2)(b), except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first Dividend Payment Date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

(3) (a) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series D shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends on them, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on them have been paid up to the date of such distribution and, if such liquidation, dissolution, winding-up or distribution be voluntary, subject to the provisions of paragraph (3)(b), an additional amount as a premium equal to $1.00 per share if such event commences prior to June 1, 1985 and if such event commences after that date, an additional amount equal to the premium which would be payable as part of the redemption price of such Second Preferred Shares Series D, if such shares were to be redeemed in accordance with paragraph (6) at the date of

commencement of any such liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series D in any respect. After payment to the holders of the Second Preferred Shares Series D of the amount so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(3) (b) If in accordance with the provisions of paragraph (6)(b), the board of directors (i) either extends the period during which the Second Preferred Shares Series D will not be redeemable so that the period ends on a date (the "New Termination Date") later than June 1, 1985 or (ii) increases the redemption price for any subsequent period or periods, or (iii) takes the actions contemplated under both clause (i) and (ii), then (x) if there is a New Termination Date under clause (i), then June 1, 1985 shall be changed to the New Termination Date and (y) if the redemption price under clause (ii) is increased and that increase results in a redemption price under paragraph (6)(a) equal to an amount in excess of $26.00 excluding dividends if redemption takes place either on the first day after the New Termination Date, or on June 2, 1985 if there is no New Termination Date, then the additional amount as a premium would equal $1.00 plus the difference between the new redemption price under paragraph (6)(a) excluding dividends and $26.00.

(4) So long as any of the Second Preferred Shares Series D are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series D and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series D with respect to payment of dividends then outstanding, unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid at the date of any such call for redemption, purchase, reduction or other payment.

(5) (a) Subject to the provisions of paragraph (4), and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series D outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series D outstanding at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable but not exceeding, subject to the provisions of paragraph (5)(b), $26.00 per share if such purchase is made prior to June 1, 1985 and if such purchase is made after that date at a price or prices per share not exceeding the price per share at which, at the date of purchase, such shares are redeemable plus costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (5)(a) more Second Preferred Shares Series D are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series D so tendered by each of the holders of Second Preferred Shares Series D who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series D under the provisions of this paragraph (5)(a), the shares so purchased shall be deemed to be redeemed and shall be cancelled.

(5) (b) If in accordance with the provisions of paragraph (6)(b), the board of directors (i) either extends the period during which the Second Preferred Shares Series D will not be redeemable so that the period ends on a New Termination Date defined in paragraph (3)(b) or (ii) increases the redemption price for any subsequent period or periods, or (iii) takes the actions contemplated under both clause (i) and (ii), then (x) if there is a New Termination Date under clause (i), then June 1, 1985 shall be changed to the New Termination Date and (y) if the redemption price under clause (ii) is increased and that increase results in a redemption price under paragraph (6)(a) equal to an amount in excess of $26.00 excluding dividends if redemption takes place either on the first day after the New Termination Date, or on June 2, 1985 if there is no New Termination Date, then $26.00 per share shall be changed to that new redemption price.

(6) (a) Subject to the provisions of paragraph (6)(b), the Corporation may not redeem the Second Preferred Shares Series D or any of them prior to June 1, 1985. Subject to the foregoing, and subject to the provisions of the foregoing paragraph (4) and in the manner provided in paragraph (11), the Corporation may redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series D, on payment of the following amounts for each share to be redeemed:

$26.00 if redeemed on or before May 31, 1986;

$25.80 if redeemed after that date but on or before May 31, 1987;

$25.60 if redeemed after that date but on or before May 31, 1988;

$25.40 if redeemed after that date but on or before May 31, 1989;

$25.20 if redeemed after that date but on or before May 31, 1990; and

$25.00 if redeemed after May 31, 1991

together in each case with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on them up to the date of such redemption.

(6) (b) Subject to fulfilling the condition set out below, on or before May 1, 1985, the board of directors may extend the period during which the Second Preferred Shares Series D will not be redeemable and may increase the redemption price for any subsequent period or periods. The Corporation shall file a copy of the resolution of the board of directors providing for such changes with the transfer agent for the Second Preferred Shares Series D. In order for the changes under this paragraph (6)(b) to be effective, during the 30 day period ending 30 days prior to June 1, 1985, the Corporation shall give notice to all the holders of Second Preferred Shares Series D in accordance with the provisions of paragraph (2)(b) and shall set out in the notice its intention to extend the period during which the Second Preferred Shares Series D will not be redeemable and increase the redemption price for any subsequent period or periods. If the changes under this paragraph (6)(b) are effective, then to the extent appropriate the changes under paragraphs (3)(b) and (5)(b) will be effective.

(7) In any case of redemption of Second Preferred Shares Series D under the provisions of paragraph (6) the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series D to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares Series D. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the Second Preferred Shares Series D held by the person to whom it is addressed is to be redeemed the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series D to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series D called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series D shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificates shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series D called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series D to deposit the redemption price of the shares so called for redemption or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption to a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series D called for redemption upon presentation and surrender to such bank or trust company of the certificates representing them and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series D in respect of which such deposit shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to the provisions of the Canada Business Corporations Act as they may be applicable, in case a part only of the then outstanding Second Preferred Shares Series D is at any time to be redeemed, the shares so to be redeemed shall be

selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide, or if the directors so decide, may be redeemed pro rata (disregarding fractions).

(8) So long as any of the Second Preferred Shares Series D are outstanding the Corporation shall make all reasonable efforts to purchase for cancellation in the open market a prescribed number of Second Preferred Shares Series D, as set out below, at such time or times in each calendar quarter as the Corporation in its discretion shall determine commencing with the calendar quarter commencing July 1, 1980, if and to the extent that such shares are available, at a price or prices not exceeding $25.00 per share plus costs of purchase and such obligation shall carry over to the succeeding calendar quarters in the same calendar year. The prescribed number of Second Preferred Shares Series D which the Corporation shall make all reasonable efforts to so purchase in each calendar quarter shall be:

(i) during the period commencing July 1, 1980 and ending June 30, 1985, 2,500 Second Preferred Shares Series D;

(ii) during the period commencing July 1, 1985 and ending June 30, 1990, 3/16 of 1% of the number of Second Preferred Shares Series D outstanding at the close of business on June 1, 1985; and

(iii) commencing July 1, 1990 and thereafter, 5/16% of the number of Second Preferred Shares Series D outstanding at the close of business on June 1, 1990.

If after all reasonable efforts the Corporation is unable so to purchase the aggregate number of Second Preferred Shares Series D in the four quarters of any calendar year, the Corporation's obligation to purchase Second Preferred Shares Series D with respect to such calendar year shall be extinguished. The Corporation shall not be obligated to purchase for cancellation any Second Preferred Shares Series D if and so long as any such purchase would constitute a breach by the Corporation of the provisions of any trust indenture under which bonds, debentures or other securities of the Corporation are outstanding or if and so long as such purchase would be contrary to any applicable law. In the event of the winding-up or dissolution of the Corporation, the obligation of the Corporation under the provisions of this paragraph (8) shall be null and void and of no effect.

(9) So long as any of the Second Preferred Shares Series D are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series D) on the common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series D with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series D with respect to repayment of capital or with respect to payment of dividends

unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series D and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series D with respect to payment of dividends then outstanding shall have been declared and paid at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(10) No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series D without the prior approval of the holders of the Second Preferred Shares Series D given as specified in paragraph (11); nor shall the number of Second Preferred Shares Series D be increased without such approval; provided that nothing in this paragraph (10) shall prevent the Corporation from creating additional Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series D shall have been paid, from issuing additional series of Series Second Preferred Shares without such approval.

(11) The approval of the holders of the Second Preferred Shares Series D with respect to any and all matters referred to in this Part III-D may be given in writing by the holders of not less than 2/3 of the Second Preferred Shares Series D for the time being outstanding or by resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series D duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all

Second Preferred Shares Series D then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation provided, however, that, if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series D then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than15 days later, and to such time and place as may be fixed by the Chairman of such meeting and at such adjourned meeting, the holders of Second Preferred Shares Series D present in person or so represented by proxy, whether or not they hold more or less than a majority of all Second Preferred Shares Series D then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series D. Notice of any such original meeting of the holders of the Second Preferred shares Series D shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting the holders of Second Preferred Shares Series D present in person or so represented by proxy shall be entitled to 1 vote in respect of each Second Preferred Share Series D held by each of such holders respectively.

(12) The provisions of paragraphs (1) to (11), inclusive, and of this paragraph (12), or any of them may be deleted, varied, modified, amended or amplified by articles of amendment but only with the prior approval of the holders of the Second Preferred Shares Series D given as specified in paragraph (11) in addition to any other approval required by the Canada Business Corporations Act.

III-E Series Second Preferred Shares, Series E

2,200,000 of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series E (the "Second Preferred Shares Series E"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series E shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series E shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $2.53 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of March, June, September and December (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on June 1, 1981. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series E then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series E shall accrue from such date or dates as may in the case of each issue be determined by the directors or in case no date is so determined then from the date of allotment.

(b) Subject to applicable law, the directors may in their discretion at any time on or before February 1, 1988, effective as at the retraction date (as defined in paragraph (2)), fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series E are to be paid at an annual rate higher than $2.53 per share, in which event such higher rate shall be thereafter applicable for all purposes of these Second Preferred Shares Series E provisions. In the event that the directors so determine to increase the dividend rate as at the retraction date, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares E in the invitation to tender to be sent by the Corporation to all such holders in respect of such retraction date pursuant to paragraph (2).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for the change in the dividend rate with the transfer agent for the Second Preferred Shares Series E.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series E or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1) and it is a term of the issue of any of the Second Preferred Shares Series E that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares Series E shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

(a) A holder of Second Preferred Shares Series E shall have the privilege (a "retraction privilege") of requiring the Corporation to redeem all or any of his Second Preferred Shares Series E on March 1, 1988 (the "retraction date") at a price (a "redemption price") of $25 per share plus accrued and unpaid dividends to and including such retraction date.

(b) Provided Second Preferred Shares Series E are outstanding, during the 30 day period ending February 1, 1988, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series E a written notice giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1)(b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series E which such holder desires to have the Corporation redeem on the retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be February 29, 1988.

Such notice will also contain, if the Corporation determines under the provisions of paragraph (2)(c) that it will not be permitted to redeem all the Second Preferred Shares Series E then outstanding, the statement required under the provisions of paragraph (2)(c).

On or before February 29, 1988 a holder of Second Preferred Shares Series E desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series E to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series E represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificates shall be redeemed a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder of the redemption price on the redemption of the Second Preferred Shares Series E to be redeemed on or before the retraction date if such deposit is received more than 14 days before the retraction date and, in the event of a deposit received less than 14 days before the retraction date, on a date within 14 days of that date. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series E shall then be and be deemed to be redeemed and shall be cancelled.

Any notice given by the Corporation pursuant to this paragraph (2)(b) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of the retraction privilege or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series E by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph (2)(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(c) Subject as provided in this paragraph (2)(c), the Corporation shall on the retraction date redeem all Second Preferred Shares Series E in respect of which holders shall have duly exercised the retraction privilege. Upon payment as set out in paragraph (2)(b) by the Corporation of the redemption price for the Second Preferred Shares Series E so redeemed, the Second Preferred Shares Series E redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them. If prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraph (2)(b), the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provision of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series E then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Shares Series E which it then believes it will be permitted to redeem on the retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series E in respect of which the holders thereof have exercised their rights under the retraction privilege would be contrary to any of the aforementioned provisions of law or any trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case if a part only of the shares represented by any certificates shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provision of any trust indenture securing bonds, debentures or other securities of the Corporation in respect of which the holders thereof have exercised their rights under the retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture, from purchasing the lesser of (i) the Second Preferred Shares Series E then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series E a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series E by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $25 per share plus accrued and unpaid dividends to and including such first dividend payment date. The provisions of paragraph (2)(b) shall apply to such retraction privilege mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series E outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series E outstanding at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable but not exceeding $26 per share if such purchase is made prior to March 1, 1986 and if such purchase is made after that date at a price or prices per share not exceeding the price per share at which, at the date of purchase, such shares are redeemable plus costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second Preferred Shares Series E are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series E so tendered by each of the holders of Second Preferred Shares Series E who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series E under the provisions of this paragraph (3), the shares so purchased shall be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series E or any of them prior to March 1, 1986. Subject to the foregoing, and to the provisions of paragraph (7), the Corporation may in the manner provided by paragraph (4)(b), redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series E, on payment of the following amounts for each share to be redeemed:

If redeemed in the 12 months beginning March 1 Redemption price

1986	$26.00
1987	25.80
1988	25.60
1989	25.40
1990	25.20
1991 and thereafter	25.00

together in each case with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on them up to the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series E under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series E to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series E. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the Second Preferred Shares Series E held by the person to whom it is addressed is to be redeemed the number so to be redeemed on or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series E to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series E called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series E shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificates shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series E called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series E to deposit the redemption price of the shares so called for redemption or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption to a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series E called for redemption upon presentation and surrender to such bank or trust company of the certificates representing them and upon such deposit being made or upon the date specified for redemption in such notice, which ever is the later, the Second Preferred Shares Series E in respect of which such deposit shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to the provisions of the Canada Business Corporations Act as they may be applicable, in case a part only of the then outstanding Second Preferred Shares Series E is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide, or if the directors so decide, may be redeemed pro rata (disregarding fractions).

(5) Purchase Obligation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, so long as any of the Second Preferred Shares Series E are outstanding the Corporation shall make all reasonable efforts to purchase for cancellation in the open market a prescribed number of Second Preferred Shares Series E, as set out below, at such time or times in each calendar quarter as the Corporation in its discretion shall determine commencing with the calendar quarter beginning April 1, 1981, if and to the extent that such shares are available, at a price or prices not exceeding $25 per share plus costs of purchase and such obligation shall carry over to the succeeding calendar quarters in the same calendar year. The prescribed number of Second

Preferred Shares Series E which the Corporation shall make all reasonable efforts so to purchase in each calendar quarter shall be:

(i) during the period commencing April 1, 1981 and ending March 31, 1988, 11,000 Second Preferred Shares Series E ; and

(ii) commencing April 1, 1988 and thereafter, 1% of the number of Second Preferred Shares Series E outstanding at the close of business on March 1, 1988.

If after all reasonable efforts the Corporation is unable so to purchase the aggregate number of Second Preferred Shares Series E in the four quarters of any calendar year, the Corporation's obligation to purchase Second Preferred Shares Series E with respect to such calendar year shall be extinguished. The Corporation shall not be obligated to purchase for cancellation any Second Preferred Shares Series E if and so long as any such purchase would constitute a breach by the Corporation of the provisions of any trust indenture under which bonds, debentures or other securities of the Corporation are outstanding or if and so long as such purchase would be contrary to law. In the event of the winding-up or dissolution of the Corporation, the obligation of the Corporation under the provisions of this paragraph (5) shall be null and void and of no effect.

(6) Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series E shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends on them, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on them have been paid up to the date of such distribution and, if such liquidation, dissolution, winding-up or distribution be voluntary an additional amount as a premium equal to $1.00 per share if such event commences prior to March 1, 1986 and if such event commences after that date, an additional amount equal to the premium which would be payable as part of the redemption price of such Second Preferred Shares Series E, if such shares were to be redeemed in accordance with paragraph (4) at the date of commencement of any such liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series E in any respect. After payment to the holders of the Second Preferred Shares Series E of the amount so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(7) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series E are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series E and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series E with respect to payment of dividends then outstanding, unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid at the date of any such call for redemption, purchase, reduction or other payment.

(8) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series E are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series E) on the common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series E with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series E with respect to repayment of capital or with respect to payment of dividends unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series E and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series E with respect to payment of dividends then outstanding shall have been declared and paid at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(9) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series E without the prior approval of the holders of the Second Preferred Shares Series E given as specified in paragraph (10); nor shall the number of Second Preferred Shares Series E be increased without such approval; provided that nothing in this paragraph (9) shall prevent the Corporation from creating additional Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series E shall have been paid, from issuing additional series of Series Second Preferred Shares without such approval.

(10) Sanction by Holders of First Preferred Shares Series E

The approval of the holders of the Second Preferred Shares Series E with respect to any and all matters referred to in these Articles of Amendment may be given in writing by all of the holders of the Second Preferred Shares Series E for the time being outstanding or by resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series E duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series E then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation provided, however, that, if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series E then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the Chairman of such meeting and at such adjourned meeting, the holders of Second Preferred Shares Series E present in person or so represented by proxy, whether or not they hold more or less than a majority of all Second Preferred Shares Series E then outstanding, may transact the business for which the meeting was originally called and a resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series E. Notice of any such original meeting of the holders of the Second Preferred Shares Series E shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting the holders of Second Preferred Shares Series E present in person or so represented by proxy shall be entitled to 1 vote in respect of each Second Preferred Share Series E held by each of such holders respectively.

(11) Amendments

The provisions of paragraphs (1) to (10), inclusive, and of this paragraph (11), or any of them may be deleted, varied, modified, amended or amplified by articles of amendment but only with the prior approval of the holders of the Second Preferred Shares Series E given as specified in paragraph (10) in addition to any other approval required by the Canada Business Corporations Act.

III-F Series Second Preferred Shares, Series F

3,000,000 of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series F (the "Second Preferred Shares Series F"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series F shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series F shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $3.50 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of April, July, October and January, (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on January 1, 1982. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series F then issued and outstanding, such dividend or the unpaid part of it-shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series F shall accrue from such date or dates as may in the case of each issue be determined by the directors or in case no date is so determined then from the date of allotment.

(b) Subject to applicable law, the directors may in their discretion at any time on or before August 28, 1984 or August 29, 1989 effective as at the corresponding retraction date (as defined in paragraph (2)), fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series F are to be paid at an annual rate higher than $3.50 per share, in which event such higher rate shall be thereafter applicable for all purposes of these Second Preferred Shares Series F provisions. In the event that the directors so determine to increase the dividend rate as at a retraction date, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares Series F in the invitation to tender to be sent by the Corporation to all such holders in respect of such retraction date pursuant to paragraph (2).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for any change in the dividend rate with the transfer agent for the Second Preferred Shares Series F.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series F or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1) and it is a term of the issue of any of the Second Preferred Shares Series F that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares Series F shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereirinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

(a) A holder of Second Preferred Shares Series F shall have the privilege (a "retraction privilege") of requiring the Corporation to redeem all or any of his Second Preferred Shares Series F on October 1, 1984 and October 1, 1989 (October 1, 1984 and October 1, 1989 are referred to individually as a "retraction date") at a price (a "redemption price") of $25 per share plus accrued and unpaid dividends to and including such retraction date.

(b) Provided Second Preferred Shares Series F are outstanding, during the 30 day period ending August 28, 1984 and August 29, 1989, as the case may be, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series F a written notice giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1)(b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series F which such holder desires to have the Corporation redeem on the retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date (each of which is called a "deposit date") shall be September 28, 1984 in the case of the retraction privilege with the October 1, 1984 retraction date and September 29, 1989 in the case of the retraction privilege with the October 1, 1989 retraction date. Such notice will also contain, if the Corporation determines under the provisions of paragraph (2)(c) that it will not be permitted to redeem all the Second Preferred Shares Series F then outstanding, the statement required under the provisions of paragraph (2)(c).

On or before the applicable deposit date, a holder of Second Preferred Shares Series F desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series F to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred

Shares Series F represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificates shall be redeemed a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder of the redemption price on the redemption of the Second Preferred Shares Series F to be redeemed on or before the retraction date if such deposit is received more than 14 days before the retraction date and, in the event of a deposit received less than 14 days before the retraction date, on a date within 14 days of that date. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series F shall then be and be deemed to be redeemed and shall be cancelled.

Any notice given by the Corporation pursuant to this paragraph (2)(b) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of a retraction privilege or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series F by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph (2)(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(c) Subject as provided in this paragraph (2)(c), the Corporation shall on each retraction date redeem all Second Preferred Shares Series F in respect of which holders shall have duly exercised a retraction privilege. Upon payment as set out in paragraph (2)(b) by the Corporation of the redemption price for the Second Preferred Shares Series F so redeemed, the Second Preferred Shares Series F redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them. If prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraph (2)(b), the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provision of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series F then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Shares Series F which it then believes it will be permitted to redeem on the applicable retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series F in respect of which the holders thereof have exercised their rights under any retraction privilege would be contrary to any of the aforementioned provisions of law or any trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case if a part only of the shares represented by any certificates shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provision of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series F in respect of which the holders thereof have exercised their rights under any retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture, from purchasing the lesser of (i) the Second Preferred Shares Series F then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series F a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series F by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $25 per share plus accrued and unpaid dividends to and including such first dividend payment date. The provisions of paragraph (2)(b) shall apply to such retraction privilege mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series F outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series F outstanding at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable but not exceeding $26 per share if such purchase is made prior to October 1, 1986 and if such purchase is made after that date at a price or prices per share not exceeding the price per share at which, at the date of purchase, such shares are redeemable plus costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second Preferred Shares Series F are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series F so tendered by each of the holders of Second Preferred Shares Series F who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series F under the provisions of this paragraph (3), the shares so purchased shall be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series F or any of them prior to October 1, 1986. Subject to the foregoing, and to the provisions of paragraph (7), the Corporation may in the manner provided by paragraph (4)(b), redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series F, on payment of the following amounts for each share to be redeemed:

If redeemed in the 12 months beginning October 1	Redemption price
1986	$26.00
1987	25.80
1988	25.60
1989	25.40
1990	25.20
1991 and thereafter	25.00

together in each case with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on them up to the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series F under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series F to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series F. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the Second Preferred Shares Series F held by the person to whom it is addressed is to be redeemed the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series F to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series F called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series F shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificates shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series F called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series F to deposit the redemption price of the shares so called for redemption or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption to a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series F called for redemption upon presentation and surrender to such bank or trust company of the certificates representing them and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series F in respect of which such deposit shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to the provisions of the Canada Business Corporations Act as they may be applicable, in case a part only of the then outstanding Second Preferred Shares Series F is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide, or if the directors so decide, may be redeemed pro rata (disregarding fractions).

(5) Purchase Obligation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, so long as any of the Second Preferred Shares Series F are outstanding the Corporation shall make all reasonable efforts to purchase for cancellation in the open market a prescribed number of Second Preferred Shares Series F, as set out below, at such time or times in each calendar quarter as the Corporation in its discretion shall determine commencing with the calendar quarter beginning January 1, 1982, if and to the extent that such shares are available, at a price or prices not exceeding $25 per share plus costs of purchase and such obligation shall carry over to the succeeding calendar quarters in the same calendar year. The prescribed number of Second Preferred Shares Series F which the Corporation shall make all reasonable efforts so to purchase in each calendar quarter shall be:

(i) during the period commencing January 1, 1982 and ending September 30, 1984, 1% of the number of Second Preferred Shares Series F originally issued (4% per annum);

(ii) during the period commencing October 1, 1984 and ending September 30, 1989, 1% of the number of-Second Preferred Shares Series F outstanding immediately after the retraction on October 1, 1984; and

(iii) commencing October 1, 1989 and thereafter, 1% of the number of Second Preferred Shares Series F outstanding immediately after the retraction on October 1, 1989.

If after all reasonable efforts the Corporation is unable so to purchase the aggregate number of Second Preferred Shares Series F in the four quarters of any calendar year, the Corporation's obligation to purchase Second Preferred Shares Series F with respect to such calendar year shall be extinguished. The Corporation shall not be obligated to purchase for cancellation any Second Preferred Shares Series F if and so long as any such purchase would constitute a breach by the Corporation of the provisions of any trust indenture under which bonds, debentures or other securities of the Corporation are outstanding or if and so long as such purchase would be contrary to law. In the event of the winding-up or dissolution of the Corporation, the obligation of the Corporation under the provisions of this paragraph (5) shall be null and void and of no effect.

(6) Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series F shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends on them, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on them have been paid up to the date of such distribution and, if such liquidation.; dissolution, winding-up or distribution be voluntary an additional amount as a premium equal to $1.00 per share if such event commences prior to October 1, 1986 and if such event commences after that date, an additional amount equal to the premium which would be payable as part of the redemption price of such Second Preferred Shares Series F, if such shares were to be redeemed in accordance with paragraph (4) at the date of commencement of any such liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series F in any respect. After payment to the holders of the Second Preferred Shares Series F of the amount so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(7) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series F are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series F and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series F with respect to payment of dividends then outstanding, unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid at the date of any such call for redemption, purchase, reduction or other payment.

(8) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series F are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series F) on the common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series F with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series F with respect to repayment of capital or with respect to payment of dividends

unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series F and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series F with respect to payment of dividends then outstanding shall have been declared and paid at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(9) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series F without the prior approval of the holders of the Second Preferred Shares Series F given as specified in paragraph (10); nor shall the number of Second Preferred Shares Series F be increased without such approval; provided that nothing in this paragraph (9) shall prevent the Corporation from creating additional Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series F shall have been paid, from issuing additional series of Series Second Preferred Shares without such approval.

(10) Sanction by Holders of Second Preferred Shares Series F

The approval of the holders of the Second Preferred Shares Series F with respect to any and all matters referred to in these Articles of Amendment may be given in writing by all of the holders of the Second Preferred Shares Series F for the time being outstanding or by resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series F duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series F then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation provided, however, that, if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series F then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the Chairman of such meeting and at such adjourned meeting, the holders of Second Preferred Shares Series F present in person or so represented by proxy, whether or not they hold more or less than a majority of all Second Preferred Shares Series F then outstanding, may transact the business for which the meeting was originally called and a resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series F. Notice of any such original meeting of the holders of the Second Preferred Shares Series F shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting the holders of Second Preferred Shares Series F present in person or so represented by proxy shall be entitled to 1 vote in respect of each Second Preferred Share Series F held by each of such holders respectively.

(11) Amendments

The provisions of paragraphs (1) to (10), inclusive, and of this paragraph (11), or any of them may be deleted, varied, modified, amended or amplified by articles of amendment but only with the prior approval of the holders of the Second Preferred Shares Series F given as specified in paragraph (10) in addition to any other approval required by the Canada Business Corporations Act.

III-G Series Second Preferred Shares, Series G

2,000,000 of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series G (the "Second Preferred Shares Series G"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series G shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series G shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $3.625 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of May, August, November and February, (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on May 1, 1982. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series G then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series G shall accrue from such date or dates as may in the case of each issue be determined by the directors or in case no date is so determined then from the date of allotment.

(b) Subject to applicable law, the directors may in their discretion at any time on or before March 24, 1987 effective as at the retraction date (as defined in paragraph 2.01(a), fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series G are to be paid at an annual rate higher than $3.625 per share, in which event such higher rate shall be thereafter applicable for all purposes of these Second Preferred Shares Series G provisions. In the event that the directors so determine to increase the dividend rate as at the retraction date, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares Series G in the invitation to tender to be sent by the Corporation to all such holders in respect of the retraction date pursuant to paragraph (2).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for any change in the dividend rate with the transfer agent for the Second Preferred Shares Series G.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series G or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1) and it is a term of the issue of any of the Second Preferred Shares Series G that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares

Series G shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

2.01 General Provisions

(a) A holder of Second Preferred Shares Series G shall have the privilege (a "retraction privilege") of requiring the Corporation to redeem all or any of his Second Preferred Shares Series G on May 1, 1987 (the "retraction date ") at a price (a "redemption price") of $25 per share plus accrued and unpaid dividends to and including such retraction date.

(b) Provided Second Preferred Shares Series G are outstanding, during the 30 day period ending March 24, 1987 the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series G a written notice (the "retraction notice") giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1)(b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series G which such holder desires to have the Corporation redeem on the retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be April 24, 1987. The retraction notice will also contain, if the Corporation determines under the provisions of paragraph 2.01(c) that it will not be permitted to redeem all the Second Preferred Shares Series G then outstanding, the statement required under the provisions of paragraph 2.01(c). The retraction notice will further contain the information required by paragraph 2.02(g)(i) hereof if the Corporation elects to issue Additional Shares (as hereinafter defined) pursuant hereto.

On or before April 24, 1987, a holder of Second Preferred Shares Series G desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series G to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series G represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificates shall be redeemed a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder of the redemption price on the redemption of the Second Preferred Shares Series G to be redeemed on or before the retraction date if such deposit is received more than 14 days before the retraction date and, in the event of a deposit received less than 14 days before the retraction date, on a date within 14 days of that date. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series G shall then be and be deemed to be redeemed and shall be cancelled.

Any retraction notice given by the Corporation pursuant to this paragraph 2.01(b) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of the retraction privilege or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series G by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 2.01(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(c) Subject as provided in this paragraph 2.01(c), the Corporation shall on the retraction date redeem all Second Preferred Shares Series G in respect of which holders shall have duly exercised the retraction privilege. Upon payment as set out in paragraph 2.01(b) by the Corporation of the redemption price for the Second Preferred

Shares Series G so redeemed, the Second Preferred Shares Series G redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them. If prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraph 2.01(b), the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series G then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Shares Series G which it then believes it will be permitted to redeem on the retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series G in respect of which the holders thereof have exercised their rights under the retraction privilege would be contrary to any of the aforementioned provisions of law or any such trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case if a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series G in respect of which the holders thereof have exercised their rights under the retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture securing bonds, debentures or other securities of the Corporation, from purchasing the lesser of (i) the Second Preferred Shares Series G then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series G a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series G by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $25 per share plus accrued and unpaid dividends to and including such first dividend payment date. The provisions of paragraph 2.01(b) shall apply to such retraction privilege mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

2.02 Exchange

(e) The directors of the Corporation may at their option on or before March 24, 1987, designate a new series of Series Second Preferred Shares (the "Additional Series") into which, upon and subject to the terms hereinafter set forth, the holders of Second Preferred Shares Series G shall have the right to exchange Second Preferred Shares Series G on the basis of one share of the Additional Series for each Second Preferred Share Series G.

(f) On any such exchange of Second Preferred Shares Series G, the certificate or certificates representing the shares of the Additional Series resulting therefrom shall be issued, at the expense of the Corporation, in the name of the holder of the Second Preferred Shares Series G exchanged or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

(g) The Corporation may issue the Additional Series only if:

(i) The directors of the Corporation shall have elected, and shall have communicated such election in the retraction notice, to offer holders of the Second Preferred Shares Series G the right to exchange described in paragraph 2.01(e);

(ii) the Corporation obtains, effective on or before April 24, 1987, Articles of Amendment designating the Additional Series, fixing the number of shares thereof (which shall be at least equal to the number of Second Preferred Shares Series G outstanding at the close of business on the business day prior to the effective date of such Articles of Amendment), and setting forth the rights, privileges, restrictions and conditions attaching thereto as a series including the period during which Second Preferred Shares Series G will be exchangeable into shares of the Additional Series (which period shall commence no later than May 1, 1987, (the retraction date) and end no earlier than June 1, 1987) and, to the extent not already provided in these share provisions, the manner in which exchanges shall be effected including a statement that the holders of the Second Preferred Shares Series G will be required to complete a notice of exchange accompanying the retraction notice and to deposit irrevocably the completed notice of exchange and the certificates to be exchanged with the transfer agent for the Second Preferred Shares Series G on or before April 24, 1987;

(iii) all dividends then payable on the Second Preferred Shares Series G then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Second Preferred Shares Series G accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon have been declared and paid or set apart for payment and the Corporation is not otherwise in default under the rights, privileges, restrictions and conditions attaching to any such shares;

(iv) the Corporation uses its best efforts to qualify, if necessary, shares of the Additional Series for distribution or distribution to the public, as the case may be, upon the exchange of Second Preferred Shares Series G into shares of the Additional Series in all provinces and territories of Canada in which there are then addresses of holders of Second Preferred Shares Series G appearing in the books of the Corporation or in which there is a stock exchange upon which the Second Preferred Shares Series G are then listed for trading; and

(v) the Corporation has used and continues to use its best efforts to have the shares of the Additional Series listed for trading on each stock exchange on which the Second Preferred Shares Series G are then listed for trading.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series G outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series G outstanding at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable but not exceeding $26 per share if such purchase is made prior to May 1, 1987 and if such purchase is made after that date at a price or prices per share not exceeding the price per share at which, at the date of purchase, such shares are redeemable plus costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second Preferred Shares Series G are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series G so tendered by each of the holders of Second Preferred Shares Series G who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series G under the provisions of this paragraph (3), the shares so purchased shall be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series G or any of them prior to May 1, 1987. Subject to the foregoing, and to the provisions of paragraph (7), the Corporation may in the manner provided by paragraph (4)(b), redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series G, on payment of the following amounts for each share to be redeemed:

If redeemed in the 12 months beginning May 1	Redemption price
1987	$26.00
1988	25.80
1989	25.60
1990	25.40
1991	25.20
1992 and thereafter	25.00

together in each case with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on them up to the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series G under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series G to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series G. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the Second Preferred Shares Series G held by the person to whom it is addressed is to be redeemed the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series G to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series G called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series G shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series G called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series G to deposit the redemption price of the shares so called for redemption or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption to a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series G called for redemption upon presentation and surrender to such bank or trust company of the certificates representing them and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series G in respect of which such deposit shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Second Preferred Shares Series G is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(5) Purchase obligation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, so long as any of the Second Preferred Shares Series G are outstanding the Corporation shall make all reasonable efforts to purchase for cancellation in the open market the prescribed number of Second Preferred Shares Series G as set out below, at such time or times in each calendar quarter as the Corporation in its discretion shall determine commencing with the calendar quarter beginning April 1, 1982, if and to the extent that such shares are available, at a price or prices not exceeding $25 per share plus costs of purchase and such obligation shall carry over to the succeeding calendar quarters in the same calendar year. The prescribed number of Second Preferred Shares Series G which the Corporation shall make all reasonable efforts so to purchase in each calendar quarter shall be:

(i) during the period commencing April 1, 1982 and ending April 30, 1987, 1% (4% per annum) of the number of Second Preferred Shares Series G originally issued;

(ii) commencing May 1, 1987 and thereafter, 1% (4% per annum) of the number of Second Preferred Shares Series G outstanding immediately after the retraction date on May 1, 1987.

If after all reasonable efforts the Corporation is unable so to purchase the prescribed aggregate number of Second Preferred Shares Series G in the four quarters of any calendar year, the Corporation's obligation to purchase Second Preferred Shares Series G with respect to such calendar year shall be extinguished. The Corporation shall not be obligated to purchase for cancellation any Second Preferred Shares Series G if and so long as any such purchase would constitute a breach by the Corporation of the provisions of any trust indenture under which bonds, debentures or other securities of the Corporation are outstanding or if and so long as such purchase would be contrary to law. In the event of the winding-up or dissolution of the Corporation, the obligation of the Corporation under the provisions of this paragraph (5) shall be null and void and of no effect.

(6) Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Second Preferred Shares Series G shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends on them, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on them have been paid up to the date of such distribution and, if such liquidation, dissolution, winding-up or distribution be voluntary an additional amount as a premium equal to $1 per share if such event commences prior to May 1, 1987 and if such event commences after that date, an additional amount equal to the premium which would be payable as part of the redemption price of such Second Preferred Shares Series G, if such shares were to be redeemed in accordance with paragraph (4) at the date of commencement of any such liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series G in any respect. After payment to the holders of the Second Preferred Shares Series G of the amount so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(7) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series G are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series G and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series G then outstanding with respect to payment of dividends, unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of any such call for redemption, purchase, reduction or other payment.

(8) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series G are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series G) on the common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series G with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series G with respect to repayment of capital or with respect to payment of dividends

unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series G and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series G with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(9) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series G without the prior approval of the holders of the Second

Preferred Shares Series G given as specified in paragraph (10); nor shall the number of Second Preferred Shares Series G be increased without such approval; provided that nothing in this paragraph (9) shall prevent the Corporation from creating additional Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series G shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(10) Sanction by Holders of Second Preferred Shares Series G

The approval of the holders of the Second Preferred Shares Series G with respect to any and all matters referred to in these Articles of Amendment may be given in writing by all of the holders of the Second Preferred Shares Series G for the time being outstanding or by resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series G duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series G then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation provided, however, that, if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series G then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the Chairman of such meeting and at such adjourned meeting, the holders of Second Preferred Shares Series G present in person or so represented by proxy, whether or not they hold more or less than a majority of all Second Preferred Shares Series G then outstanding, may transact the business for which the meeting was originally called and a resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series G. Notice of any such original meeting of the holders of the Second Preferred Shares Series G shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting the holders of Second Preferred Shares Series G present in person or so represented by proxy shall be entitled to one vote in respect of each Second Preferred Share Series G held by each of such holders respectively.

(11) Amendments

The provisions of paragraphs (1) to (10), inclusive and of this paragraph (11), or any of them may be deleted, varied, modified, amended or amplified by articles of amendment but only with the prior approval of the holders of the Second Preferred Shares Series G given as specified in paragraph (10) in addition to any other approval required by the Canada Business Corporations Act.

III-H Series Second Preferred Shares, Series H

12,971,900 of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series H (the "Second Preferred Shares Series H"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series H shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series H shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $2.0025 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of February, May, August and November (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on February 1, 1983. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series H then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series H shall accrue from such date or dates as may in the case of each issue be determined by the directors or in case no date is so determined then from the date of allotment.

(b) Subject to applicable law, the directors may in their discretion at any time on or before September 26, 1987, effective as at the retraction date (as defined in paragraph 2.01(a)), fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series H are to be paid at an annual rate higher than $2.0025 per share, in which event such higher rate shall be thereafter applicable for all purposes of these Second Preferred Shares Series H provisions. In the event that the directors so determine to increase the dividend rate as at the retraction date, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares Series H in the invitation to tender to be sent by the Corporation to all such holders in respect of the retraction date pursuant to paragraph (2).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for any change in the dividend rate with the transfer agent for the Second Preferred Shares Series H.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series H or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1) and it is a term of the issue of any of the Second Preferred Shares Series H that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares Series H shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

2.01 General Provisions

(a) A holder of Second Preferred Shares Series H shall have the privilege (the "retraction privilege") of requiring the Corporation to redeem all or any of such holder's Second Preferred Shares Series H on November 1, 1987 (the "retraction date") at a price (the "retraction price") of $22.25 per share plus accrued and unpaid dividends to and including such retraction date.

(b) Provided Second Preferred Shares Series H are outstanding, during the 30 day period ending September 26, 1987 the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series H a written notice (a "retraction notice") giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1)(b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series H which such holder desires to have the Corporation redeem on the retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be October 26, 1987. The retraction notice will also contain, if the Corporation determines under the provisions of paragraph 2.01(c) that it will not be permitted to redeem all the Second Preferred Shares Series H then outstanding, the statement required under the provisions of paragraph 2.01(c). The retraction notice will further contain the information required by paragraph 2.02(c)(i) hereof if the Corporation elects to issue shares of an Additional Series (as hereinafter defined) pursuant thereto.

On or before October 26, 1987, a holder of Second Preferred Shares Series H desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series H to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series H represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificate shall be redeemed a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder of the retraction price on the redemption of the Second Preferred Shares Series H to be redeemed on or before the retraction date if such deposit is received more than 14 days before the retraction date and, in the event of a deposit received less than 14 days before the retraction date, on a date within 14 days of that date. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series H shall then be and be deemed to be redeemed and shall be cancelled.

Any retraction notice given by the Corporation pursuant to this paragraph 2.01(b) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at the holder's address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of the retraction privilege or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series H by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 2.01(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(c) Subject as provided in this paragraph 2.01(c), the Corporation shall on the retraction date redeem all Second Preferred Shares Series H in respect of which holders shall have duly exercised the retraction privilege. Upon payment as set out in paragraph 2.01(b) by the Corporation of the retraction price for the Second Preferred Shares Series H so redeemed, the Second Preferred Shares Series H redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them. If prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraph 2.01(b), the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series H then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Shares Series H which it then believes it will be permitted to redeem on the retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series H in respect of which the holders thereof have exercised their rights under the retraction privilege would be contrary to any of the aforementioned provisions of law or any such trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case if a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series H in respect of which the holders thereof have exercised their rights under the retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture securing bonds, debentures or other securities of the Corporation, from purchasing the lesser of (i) the Second Preferred Shares Series H then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series H a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series H by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $22.25 per share plus accrued and unpaid dividends to and including such first dividend payment date. The provisions of paragraph 2.01(b) shall apply to such retraction privilege mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

(e) In addition to the right of retraction set out in paragraph 2.01(a), a person holding Warrants (as described in paragraph (10)) shall have the privilege (the "Warrant retraction privilege") on or before November 1, 1987, upon exercise of the Warrants and in connection with the right to do so attaching to such Warrants, of requiring the Corporation to redeem one Second Preferred Share Series H for each Warrant exercised at a price (the "Warrant retraction price") of $22.25 per share plus accrued and unpaid dividends, if any, to the last quarterly dividend payable prior to the dividend quarter in which the Warrant retraction privilege is exercised. No dividend shall be payable on any Series H Preferred Share redeemed pursuant to this paragraph 2.01(e) for the dividend quarter in which such Warrant retraction privilege is exercised.

The Warrant retraction privilege shall be exercised by deposit of the certificate or certificates representing the Second Preferred Shares Series H to be redeemed, together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series H represented by such certificate or certificates, or such lesser number thereof as may be specified in such notice, with the Warrant Trustee (as defined in paragraph (10)) who shall thereupon forward same to or to the order of the Corporation. If a part only of the shares represented by any certificate shall be redeemed a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the Warrant Trustee as provided in the Warrant Indenture (as defined in paragraph (10)) of the Warrant retraction price on the redemption of the Second Preferred Shares Series H to be redeemed. Such Second Preferred Shares Series H shall then be and be deemed to be redeemed and shall be cancelled.

Subject as provided in this paragraph 2.01(e), the Corporation shall redeem all Second Preferred Shares Series H in respect of which the Warrant retraction privilege shall have been duly exercised. Upon payment as set out herein by the Corporation of the Warrant retraction price for the Second Preferred Shares Series H so redeemed, the Second Preferred Shares Series H redeemed shall cease to be entitled to dividends as and from the dividend quarter in which such Warrant retraction privilege is exercised and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them. If at any given time the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series H in respect of which the Warrant retraction privilege has been exercised, the Corporation shall so advise the Warrant Trustee and provide it with a statement of the maximum number of Second Preferred Shares Series H which it then believes it will be permitted to redeem and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series H in respect of which the Warrant retraction privilege has been exercised would be contrary to any of the aforementioned provisions of law or any such trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case if a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

If the Corporation fails to redeem, because of provisions of applicable law or the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series H in respect of which the Warrant retraction privilege shall have been exercised, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture securing bonds, debentures or other securities of the Corporation, from purchasing a number of Second Preferred Shares Series H, the Corporation shall give notice in writing of same to the Warrant Trustee stating the number of Second Preferred Shares Series H which may be redeemed; provided, however, that no such notice need be given to the Warrant Trustee after expiration of the Warrants on November 1, 1987.

2.02 Exchange

(a) The directors of the Corporation may at their option, on or before September 26, 1987, designate a new series of Series Second Preferred Shares (the "Additional Series") into which, upon and subject to the terms hereinafter set forth, the holders of Second Preferred Shares Series H shall have the right to exchange Second Preferred Shares Series H on the basis of one share of the Additional Series for each Second Preferred Share Series H.

(b) On any such exchange of Second Preferred Shares Series H, the certificate or certificates representing the shares of the Additional Series resulting therefrom shall be issued, at the expense of the Corporation, in the name of the holder of the Second Preferred Shares Series H exchanged or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

(c) The Corporation may issue the Additional Series only if:

(i) The directors of the Corporation shall have elected, and shall have communicated such election in the retraction notice, to offer holders of the Second Preferred Shares Series H the right to exchange described in paragraph 2.02(a);

(ii) the Corporation obtains, effective on or before October 26, 1987, Articles of Amendment designating the Additional Series, fixing the number of shares thereof (which shall be at least equal to the number of Second Preferred Shares Series H outstanding at the close of business on the business day prior to the effective date of such Articles of Amendment) and setting forth the rights, privileges, restrictions and conditions attaching thereto as a series including the period during which Second Preferred Shares Series H will be exchangeable into shares of the Additional Series (which period shall commence no later than November 1, 1987 (the retraction date) and end no earlier than December 1, 1987) and, to the extent not already provided in these share provisions, the manner in which exchanges shall be effected including a statement that the holders of the Second Preferred Shares Series H will be required to complete a notice of exchange accompanying the retraction notice and to deposit irrevocably the completed notice of exchange and the certificates to be exchanged with the transfer agent for the Second Preferred Shares Series H on or before October 26, 1987;

(iii) all dividends then payable on the Second Preferred Shares Series H then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Second Preferred Shares Series H accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon have been declared and paid or set apart for payment and the Corporation is not otherwise in default under the rights, privileges, restrictions and conditions attaching to any such shares;

(iv) the Corporation uses its best efforts to qualify, if necessary, shares of the Additional Series for distribution or distribution to the public, as the case may be, upon the exchange of Second Preferred Shares Series H into shares of the Additional Series in all provinces and territories of Canada in which there are then addresses of holders of Second Preferred Shares Series H appearing in the books of the Corporation or in which there is a stock exchange upon which the Second Preferred Shares Series H are then listed for trading; and

(v) the Corporation has used and continues to use its best efforts to have the shares of the Additional Series listed for trading on each stock exchange on which the Second Preferred Shares Series H are then listed for trading.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series H outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series H outstanding at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable but not exceeding $22.25 per share, plus costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second Preferred Shares Series H are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price, and then at higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase the Corporation will accept the shares tendered pro rata (disregarding fractions) according to the number of Second Preferred Shares Series H so tendered by each of the holders of Second Preferred Shares Series H who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series H under the provisions of this paragraph (3), the shares so purchased shall then be and be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) Except to fulfill its obligation in respect of the Warrant retraction privilege, the Corporation may not redeem the Second Preferred Shares Series H or any of them prior to November 1, 1987. Subject to the foregoing, and to the provisions of paragraph (7), the Corporation may in the manner provided by paragraph (4)(b) redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series H on payment of the sum of $22.25 (the "redemption price") for each share to be redeemed, together with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on them up to the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series H under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series H to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series H. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the Second Preferred Shares Series H held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series H to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series H called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series H shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series H called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series H to deposit the redemption price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption to a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series H called for redemption upon presentation and surrender to such bank or trust company of the certificates representing them. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series H in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Second Preferred Shares Series H is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(5) Purchase Obligation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, so long as any of the Second Preferred Shares Series H are outstanding the Corporation shall make all reasonable efforts to purchase for cancellation in the open market the prescribed number of Second Preferred Shares Series H as set out below, at such time or times in each calendar quarter as the Corporation in its discretion shall determine commencing with the calendar quarter beginning November 1, 1987, if and to the extent that such shares are available, at a price or prices not exceeding $22.25 per share plus costs of purchase and such obligation shall carry over to the succeeding calendar quarters in the same calendar year. The prescribed number of Second Preferred Shares Series H which the Corporation shall make all reasonable efforts so to purchase in each calendar quarter shall be 1% of the number of Second Preferred Shares Series H outstanding on November 1, 1987.

If after all reasonable efforts the Corporation is unable so to purchase the prescribed aggregate number of Second Preferred Shares Series H in the four quarters of any calendar year, the Corporation's obligation to purchase Second Preferred Shares Series H with respect to such calendar year shall be extinguished. The Corporation shall not be obligated to purchase for cancellation any Second Preferred Shares Series H if and so long as any such purchase would constitute a breach by the Corporation of the provisions of any trust indenture under which bonds, debentures or other securities of the Corporation are outstanding or if and so long as such purchase would be contrary to law. In the event of the winding-up or dissolution of the Corporation, the obligation of the Corporation under the provisions of this paragraph (5) shall be null and void and of no effect.

(6) Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Second Preferred Shares Series H shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends on them, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on them have been paid up to the date of such distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A non-voting shares or Class B common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series H in any respect. After payment to the holders of the Second Preferred Shares Series H of the amount so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(7) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series H are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series H and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series H then outstanding with respect to payment of dividends, unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of any such call for redemption, purchase, reduction or other payment.

(8) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series H are outstanding the Corporation shall not:

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series H) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series H with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series H with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series H and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series H with respect to payment of dividends then outstanding shall have been declared and paid at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(9) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series H without the prior approval of the holders of the Second Preferred Shares Series H given as specified in paragraph (11), nor shall the number of Second Preferred Shares Series H be increased without such approval; provided, however, that nothing in this paragraph (9) shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series H shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(10) Right to Receive Warrants

Each holder of a Second Preferred Share Series H of record at the close of business on December 1, 1982 will receive by registered mail one Warrant for each Second Preferred Share Series H held. The Warrants will be evidenced by Warrant certificates. Prior to the close of business on December 1, 1982 the right of a holder of a Second Preferred Share Series H to receive Warrants shall not be transferable separately but only by and in connection with a transfer of a Second Preferred Share Series H held by such holder, and any transfer of a Second Preferred Share Series H on or prior to December 1, 1982 shall constitute a transfer of the right to receive such Warrants.

Each Warrant will entitle the holder to purchase 1 outstanding Class A Common Share of TransAlta Utilities Corporation ("TransAlta") owned by the Corporation at a price of $22.25 at any time until expiry of the Warrants at 1600 hours, Edmonton time on November 1 1987. The Warrants will entitle the holders thereof to purchase an aggregate number of Class A Common Shares of TransAlta equal to the number (the "Number") of Second Preferred Shares Series H issued and outstanding on December 1, 1982. The Corporation will deposit in escrow with The Canada Trust Company (the "Warrant Trustee") 11,431,651 TransAlta Class A Common Shares together with a number of $1.40 Convertible Second Preferred Shares of TransAlta, convertible into Class A Common Shares of TransAlta as necessary, equal to the Number minus 11,431,651, in order to permit the full and effective satisfaction of the rights of purchase of all Warrants issued and outstanding.

The Warrants will be issued under and pursuant to an indenture (the "Warrant Indenture") dated as of November 3, 1982 between the Corporation and the Warrant Trustee. The Warrant Indenture will provide for the adjustment, upon the happening of certain events, of the number of TransAlta Class A Common Shares transferable upon the exercise of the Warrants, designed to protect the exercise rights of the holders of the Warrants against dilution.

(11) Sanction by Holders of Second Preferred Shares Series H

The approval of the holders of the Second Preferred Shares Series H with respect to any and all matters referred to in these Articles of Amendment may be given in writing by all of the holders of the Second Preferred Shares Series H for the time being outstanding or by resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series H duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series H then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series H then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series H present in person or so represented by proxy, whether or not they hold more or less than a majority of all Second Preferred Shares Series H then outstanding, may transact the business for which the meeting was originally called and a resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series H. Notice of any such original meeting of the holders of the Second Preferred Shares Series H shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior, to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting the holders of Second Preferred Shares Series H present in person or so represented by proxy shall be entitled to 1 vote in respect of each Second Preferred Share Series H held by each of such holders respectively.

(12) Amendments

The provisions of paragraphs (1) to (11), inclusive, and of this paragraph (12), or any of them may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Second Preferred Shares Series H given as specified in paragraph (11), in addition to any other approval required by the Canada Business Corporations Act.

III-I Series Second Preferred Shares, Series I

4,000,000 of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series I (the "Second Preferred Shares Series I"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series I shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series I shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of theCorporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $2.185 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of February, May, August and November (the "dividend payment dates") in each year.

The first dividend, if declared, will be payable on February 1, 1984. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series I then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series I shall accrue from such date or dates as may in the case of each issue be determined by the directors or in case no date is so determined then from the date of allotment.

(b) Subject to applicable law, the directors may in their discretion at any time on or before September 25, 1991, effective as at the retraction date (as defined in paragraph 2.01(a)), fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series I are to be paid at an annual rate higher than $2.185 per share, in which event such higher rate shall be thereafter applicable for all purposes of these Second Preferred Shares Series I provisions. In the event that the directors so determine to increase the dividend rate as at the retraction date, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares Series I in the invitation to tender to be sent by the Corporation to all such holders in respect of the retraction date pursuant to paragraph (2).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for any change in the dividend rate with the transfer agent for the Second Preferred Shares Series I.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series I or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1) and it is a term of the issue of any of the Second Preferred Shares Series I that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares Series I shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends

(less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

2.01 General Provisions

(a) A holder of Second Preferred Shares Series I shall have the privilege (the "retraction privilege") of requiring the Corporation to redeem all or any of such holder's Second Preferred Shares Series I on November l, 1991 (the "retraction date") at a price (the "retraction price") of $25 per share plus accrued and unpaid dividends to and including such retraction date.

(b) Provided Second Preferred Shares Series I are outstanding, during the 30 day period ending September 25, 1991 the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series I a written notice (a "retraction notice") giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1)(b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series I which such holder desires to have the Corporation redeem on the retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be October 25, 1991. The retraction notice will also contain, if the Corporation determines under the provisions of paragraph 2.01(c) that it will not be permitted to redeem all the Second Preferred Shares Series I then outstanding, the statement required under the provisions of paragraph 2.01(c). The retraction notice will further contain the information required by paragraph 2.02(c)(i) hereof if the Corporation elects to issue shares of an Additional Series (as hereinafter defined) pursuant thereto.

On or before October 25, 1991, a holder of Second Preferred Shares Series I desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series I to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series I represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificate shall be redeemed a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder of the retraction price on the redemption of the Second Preferred Shares Series I to be redeemed on or before the retraction date if such deposit is received more than 14 days before the retraction date and, in the event of a deposit received less than 14 days before the retraction date, on a date within 14 days of that date. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series I shall then be and be deemed to be redeemed and shall be cancelled.

Any retraction notice given by the Corporation pursuant to this paragraph 2.01(b) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at the holder's address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of the retraction privilege or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series I by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 2.01(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(c) Subject as provided in this paragraph 2.01(c), the Corporation shall on the retraction date redeem all Second Preferred Shares Series I in respect of which holders shall have duly exercised the retraction privilege. Upon payment as set out in paragraph 2.01(b) by the Corporation of the-retraction price for the Second Preferred Shares Series I so redeemed, the Second Preferred Shares Series I redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them. If prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraph 2.01(b), the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series I then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Share Series I which it then believes it will be permitted to redeem on the retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series I in respect of which the holders thereof have exercised their rights under the retraction privilege would be contrary to any of the aforementioned provisions of law or any such trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case if a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem because of provisions of applicable law or the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series I in respect of which the holders thereof have exercised their rights under the retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture securing bonds, debentures or other securities of the Corporation, from purchasing the lesser of (i) the Second Preferred Shares Series I then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series I a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series I by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $25 per share plus accrued and unpaid dividends to and including such first dividend payment date. The provisions of paragraph 2.01(b) shall apply to such retraction privilege mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

2.02 Exchange

(a) The directors of the Corporation may at their option, on or before September 25, 1991, designate a new series of Series Second Preferred Shares (the "Additional Series") into which, upon and subject to the terms hereinafter set forth, the holders of Second Preferred Shares Series I shall have the right to exchange Second Preferred Shares Series I on the basis of one share of the Additional Series for each Second Preferred Share Series I.

(b) On any such exchange of Second Preferred Shares Series I, the certificate or certificates representing the shares of the Additional Series resulting therefrom shall be issued, at the expense of the Corporation, in the name of the holder of the Second Preferred Shares Series I exchanged or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

(c) The Corporation may issue the Additional Series only if:

(i) the directors of the Corporation shall have elected, and shall have communicated such election in the retraction notice, to offer holders of the Second Preferred Shares Series I the right to exchange described in paragraph 2.02(a);

(ii) the Corporation obtains, effective on or before October 25, 1991, Articles of Amendment designating the Additional Series, fixing the number of shares thereof (which shall be at least equal to the number of Second Preferred Shares Series I outstanding at the close of business on the business day prior to the effective date of such Articles of Amendment) and setting forth the rights, privileges, restrictions and conditions attaching thereto as a series including the period during which Second Preferred Shares Series I will be exchangeable into shares of the Additional Series (which period shall commence no later than November 1, 1991 (the retraction date) and end no earlier than December 1, 1991) and, to the extent not already provided in these share provisions, the manner in which exchanges shall be effected including a statement that the holders of the Second Preferred Shares Series I will be required to complete a notice of exchange accompanying the retraction notice and to deposit irrevocably the completed notice of exchange and the certificates to be exchanged with the transfer agent for the Second Preferred Shares Series I on or before October 25, 1991;

(iii) all dividends then payable on the Second Preferred Shares Series I then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Second Preferred Shares Series I accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon have been declared and paid or set apart for payment and the Corporation is not otherwise in default under the rights, privileges, restrictions and conditions attaching to any such shares;

(iv) the Corporation uses its best efforts to qualify, if necessary, shares of the Additional Series for distribution or distribution to the public, as the case may be, upon the exchange of Second Preferred Shares Series I into shares of the Additional Series in all provinces and territories of Canada in which there are then addresses of holders of Second Preferred Shares Series I appearing in the books of the Corporation or in which there is a stock exchange upon which the Second Preferred Shares Series I are then listed for trading; and

(v) the Corporation has used and continues to use its best efforts to have the shares of the Additional Series listed for trading on each stock exchange on which the Second Preferred Shares Series I are then listed for trading.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series I outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series I outstanding at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable but not exceeding $26 per share, if such purchase is made prior to November 1, 1988 and if such purchase is made after that date at a price or prices per share not exceeding the price per share at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second

Preferred Shares Series I are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series I so tendered by each of the holders of Second Preferred Shares Series I who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series I under the provisions of this paragraph (3), the shares so purchased shall then be and be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series I or any of them prior to November 1, 1988. Subject to the foregoing, and to the provisions of paragraph (7), the Corporation may in the manner provided by paragraph (4)(b) redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series I on payment of the following amounts (the "redemption price") for each share to be redeemed:

If redeemed in the 12 months beginning November 1,	Redemption Price
1988	$26.00
1989	$25.80
1990	$25.60
1991	$25.40
1992	$25.20
1993 and thereafter	$25.00

together in each case with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on them up to the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series I under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series I to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series I. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the Second Preferred Shares Series I held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series I to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Share Series I called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series I shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series I called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series I to deposit the redemption price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series I called for redemption upon presentation and surrender to such bank or trust company of the certificates representing them. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series I in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Second Preferred Shares Series I is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(5) Purchase Obligation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, so long as any of the Second Preferred Shares Series I are outstanding the Corporation shall make all reasonable efforts to purchase for cancellation in the open market the prescribed number of Second Preferred Shares Series I as set out below, at such time or times in each calendar quarter as the Corporation in its discretion shall determine commencing with the calendar quarter beginning January 1, 1984, if and to the extent that such shares are available, at a price or prices not exceeding $25 per share plus costs of purchase and such obligation shall carry over to the succeeding calendar quarters in the same calendar year. The prescribed number of Second Preferred Shares Series I which the Corporation shall make all reasonable efforts so to purchase in each calendar quarter shall be:

(i) during the period commencing January 1, 1984 and ending October 31, 1991, 0.75% (3% per annum) of the number of Second Preferred Shares Series I originally issued;

(ii) commencing November 1, 1991 and thereafter, 0.75% (3% per annum) of the number of Second Preferred Shares Series I outstanding immediately after the retraction date on November 1, 1991.

If after all reasonable efforts the Corporation is unable so to purchase the prescribed aggregate number of Second Preferred Shares Series I in the four quarters of any calendar year, the Corporation's obligation to purchase Second Preferred Shares Series I with respect to such calendar year shall be extinguished. The Corporation shall not be obligated to purchase for cancellation any Second Preferred Shares Series I if and so long as any such purchase would constitute a breach by the Corporation of the provisions of any trust indenture under which bonds, debentures or other securities of the Corporation are outstanding or if and so long as such purchase would be contrary to law. In the event of the winding-up or dissolution of the Corporation, the obligation of the Corporation under the provisions of this paragraph (5) shall be null and void and of no effect.

(6) Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series I shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends on them, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on them have been paid up to the date of such distribution and, if such liquidation, dissolution, winding-up or distribution be voluntary an additional amount as a premium equal to $1 per share if such event commences prior to November 1, 1988 and if such event commences after that date an additional amount equal to the premium which would be payable as part of the redemption price of such Second Preferred Shares Series I if such shares were to be redeemed in accordance with paragraph (4) at the date of commencement of any such liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A non-voting shares or Class B common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series I in any respect. After payment to the holders of the Second Preferred Shares Series I of the amount so payable to them they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(7) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series I are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series I and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series I then outstanding with respect to payment of dividends, unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of any such call for redemption, purchase, reduction or other payment.

(8) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series I are outstanding the Corporation shall not:

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series I) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series I with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series I with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series I and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series I with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(9) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series I without the prior approval of the holders of the Second Preferred Shares Series I given as specified in paragraph (10), nor shall the number of Second Preferred Shares Series I be increased without such approval; provided, however, that nothing in this paragraph (9) shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series I shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(10) Sanction by Holders of Second Preferred Shares Series I

The approval of the holders of the Second Preferred Shares Series I with respect to any and all matters referred to in these Articles of Amendment may be given in writing by all of the holders of the Second Preferred Shares Series I for the time being outstanding or by resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series I duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series I then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series I then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series I present in person or so represented by proxy, whether or not they hold more or less than a majority of all Second Preferred Shares Series I then outstanding, may transact the business for which the meeting was originally called and a resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series I. Notice of any such original meeting of the holders of the Second Preferred Shares Series I shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting the holders of Second Preferred Shares Series I present in person or so represented by proxy shall be entitled to 1 vote in respect of each Second Preferred Share Series I held by each of such holders respectively.

(11) *Amendments*

The provisions of paragraphs (1) to (10), inclusive, and of this paragraph (11), or any of them may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Second Preferred Shares Series I given as specified in paragraph (10), in addition to any other approval required by the Canada Business Corporations Act.

III-J Series Second Preferred Shares, Series J

1,080,000 shares of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series J (the "Second Preferred Shares Series J"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series J shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series J shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $2.09375 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of May, August, November and February (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on May 1, 1984. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series J then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series J shall accrue from such date or dates as may in the case of each issue be determined by the directors or in case no date is so determined then from the date of allotment.

(b) Subject to applicable law, the directors may in their discretion at any time on or before December 20, 1991, effective as at the retraction date (as defined in paragraph 2.01(a)), fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series J are to be paid at an annual rate higher than $2.09375 per share, in which event such higher rate shall be thereafter applicable for all purposes of these Second Preferred Shares Series J provisions. In the event that the directors so determine to increase the dividend rate as at the retraction date, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares Series J in the invitation to tender to be sent by the Corporation to all such holders in respect of the retraction date pursuant to paragraph (2).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for any change in the dividend rate with the transfer agent for the Second Preferred Shares Series J.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series J or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1) and it is a term of the issue of any of the Second Preferred Shares Series J that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares Series J shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

2.01 General Provisions

(a) A holder of Second Preferred Shares Series J shall have the privilege (the "retraction privilege") of requiring the Corporation to redeem all or any of such holder's Second Preferred Shares Series J on January 31, 1992 (the "retraction date") at a price (the "retraction price") of $25 per share plus accrued and unpaid dividends to and including such retraction date.

(b) Provided Second Preferred Shares Series J are outstanding, during the 30 day period ending December 20, 1991 the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series J a written notice (a "retraction notice") giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1)(b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series J which such holder desires to have the Corporation redeem on the retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be January 24, 1992. The retraction notice will also contain, if the Corporation determines under the provisions of paragraph 2.01(c) that it will not be permitted to redeem all the Second Preferred Shares Series J then outstanding, the statement required under the provisions of paragraph 2.01(c). The retraction notice will further contain the information required by paragraph 2.02(c)(i) hereof if the Corporation elects to issue shares of an Additional Series (as hereinafter defined) pursuant thereto.

On or before January 24, 1992, a holder of Second Preferred Shares Series J desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series J to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series J represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificate shall be redeemed a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder of the retraction price on the redemption of the Second Preferred Shares Series J to be redeemed on or before the retraction date if such deposit is received more than 14 days before the retraction date and, in the event of a deposit received less than 14 days before the retraction date, on a date within 14 days of that date. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series J shall then be and be deemed to be redeemed and shall be cancelled.

Any retraction, notice given by the Corporation pursuant to this paragraph 2.01(b) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at the holder's address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of the retraction privilege or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series J by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 2.01(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(c) Subject as provided in this paragraph 2.01(c), the Corporation shall on the retraction date redeem all Second Preferred Shares Series J in respect of which holders shall have duly exercised the retraction privilege. Upon payment as set out in paragraph 2.01(b) by the Corporation of the retraction price for the Second Preferred Shares Series J so redeemed, the Second Preferred Shares Series J redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them. If prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraph 2.01(b), the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series J then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Share Series J which it then believes it will be permitted to redeem on the retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series J in respect of which the holders thereof have exercised their rights under the retraction privilege would be contrary to any of the aforementioned provisions of law or any such trust indenture, the maximum skim of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case if a part only of-the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series J in respect of which the holders thereof have exercised their rights under the retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture securing bonds, debentures or other securities of the Corporation, from purchasing the lesser of (i) the Second Preferred Shares Series J then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series J a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series J by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $25 per share plus accrued and unpaid dividends to and including such first dividend payment date. The provisions of paragraph 2.01(b) shall apply to such retraction privilege mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

2.02 Exchange

(a) The directors of the Corporation may at their option, on or before December 20, 1991, designate a new series of Series Second Preferred Shares (the "Additional Series") into which, upon and subject to the terms hereinafter set forth, the holders of Second Preferred Shares Series J shall have the right to exchange Second Preferred Shares Series J on the basis of one share of the Additional Series for each Second Preferred Share Series J.

(b) On any such exchange of Second Preferred Shares Series J, the certificate or certificates representing the shares of the Additional Series resulting therefrom shall be issued, at the expense of the Corporation, in the name of the holder of the Second Preferred Shares Series J exchanged or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

(c) The Corporation may issue the Additional Series only if:

(i) the directors of the Corporation shall have elected, and shall have communicated such election in the retraction notice, to offer holders of the Second Preferred Shares Series J the right to exchange described in paragraph 2.02(a);

(ii) the Corporation obtains, effective on or before January 24, 1992, Articles of Amendment designating the Additional Series, fixing the number of shares thereof (which shall be at least equal to the number of Second Preferred Shares Series J outstanding at the close of business on the business day prior to the effective date of such Articles of Amendment) and setting forth the rights, privileges, restrictions and conditions attaching thereto as a series including the period during which Second Preferred Shares Series J will be exchangeable into shares of the Additional Series (which period shall commence no later than January 31, 1992 (the retraction date) and end no earlier than February 28, 1992) and, to the extent not already provided in these share provisions, the manner in which exchanges shall be effected including a statement that the holders of the Second Preferred Shares Series J will be required to complete a notice of exchange accompanying the retraction notice and to deposit irrevocably the completed notice of exchange and the certificates to be exchanged with the transfer agent for the Second Preferred Shares Series J on or before January 24, 1992;

(iii) all dividends then payable on the Second Preferred Shares Series J then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Second Preferred Shares Series J accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon have been declared and paid or set apart for payment and the Corporation is not otherwise in default under the rights, privileges, restrictions and conditions attaching to any such shares.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series J outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series J outstanding at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable but not exceeding $25 per share plus costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second Preferred Shares Series J are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series J so tendered by each of the holders of Second Preferred Shares Series J who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series J under the provisions of this paragraph (3), the shares so purchased shall then be and be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series J or any of them prior to January 31, 1992. Subject to the foregoing, and to the provisions of paragraph (6), the Corporation may in the manner provided by paragraph (4)(b) redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series J on payment of $25 for each share to be redeemed together in each case with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on them up to the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series J under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series J to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series J. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the Second Preferred Shares Series J held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series J to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Share Series J called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series J shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series J called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series J to deposit the redemption price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series J called for redemption upon presentation and surrender to such bank or trust company of the certificates representing them. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series J in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Second Preferred Shares Series J is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(5) Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series J shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends on them, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on them have been paid up to the date of such distribution before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A non-voting shares or Class B common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series J in any respect. After payment to the holders of the Second Preferred Shares Series J of the amount so payable to them they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(6) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series J are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series J and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series J then outstanding with respect to payment of dividends, unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of any such call for redemption, purchase, reduction or other payment.

(7) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series J are outstanding the Corporation shall not:

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series J) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series J with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series J with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series J and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series J with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(8) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series J without the prior approval of the holders of the Second Preferred Shares Series J given as specified in paragraph (9), nor shall the number of Second Preferred Shares Series J be increased without such approval; provided, however, that nothing in this paragraph (8) shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series J shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(9) Sanction by Holders of Second Preferred Shares Series J

The approval of the holders of the Second Preferred Shares Series J with respect to any and all matters referred to in these Articles of Amendment may be given in writing by all of the holders of the Second Preferred Shares Series J for the time being outstanding or by resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series J duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series J then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series J then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series J present in person or so represented by proxy, whether or not they hold more or less than a majority of all Second Preferred Shares Series J then outstanding, may transact the business for which the meeting was originally called and a resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series J. Notice of any such original meeting of the holders of the Second Preferred Shares Series J shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting the holders of Second Preferred Shares Series J present in person or so represented by proxy shall be entitled to 1 vote in respect of each Second Preferred Share Series J held by each of such holders respectively.

(10) Amendments

The provisions of paragraphs (1) to (9), inclusive, and of this paragraph (10), or any of them may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Second Preferred Shares Series J given as specified in paragraph (9), in addition to any other approval required by the Canada Business Corporations Act.

III-K Series Second Preferred Shares, Series K

5,000,000 shares of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series K (the "Second Preferred Shares Series K"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series K shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series K shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.95 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of March, June, September and December (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on December 1, 1985. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series K then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series K shall accrue from such date or dates as may in the case of each issue be determined by the directors or in case no date is so determined then from the date of allotment.

(b) Subject to applicable law, the directors may in their discretion at any time on or before September 8, 1993, effective as at the retraction date (as defined in paragraph 2.01(a)), fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series K are to be paid at an annual rate higher than $1.95 per share, in which event such higher rate shall be thereafter applicable for all purposes of these Second Preferred Shares Series K provisions. In the event that the directors so determine to increase the dividend rate as at the retraction date, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares Series K in the invitation to tender to be sent by the Corporation to all such holders in respect of the retraction date pursuant to paragraph (2).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for any change in the dividend rate with the transfer agent for the Second Preferred Shares Series K.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series K or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1) and it is a term of the issue of any of the Second Preferred Shares Series K that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares Series K shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

2.01 General Provisions

(a) A holder of Second Preferred Shares Series K shall have the privilege (the "retraction privilege") of requiring the Corporation to redeem all or any of such holder's Second Preferred Shares Series K on October 15, 1993 (the "retraction date") at a price (the "retraction price") of $25 per share plus accrued and unpaid dividends to and including such retraction date.

(b) Provided Second Preferred Shares Series K are outstanding, during the 30 day period ending September 8, 1993 the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series K a written notice (a "retraction notice") giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1) (b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series K which such holder desires to have the Corporation redeem on the retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be October 8, 1993. The retraction notice will also contain, if the Corporation determines under the provisions of paragraph 2.01(c) that it will not be permitted to redeem all the Second Preferred Shares Series K then outstanding, the statement required under the provisions of paragraph 2.01(c). The retraction notice will further contain the information required by paragraph 2.02(c) (i) hereof if the Corporation elects to issue shares of an Additional Series (as hereinafter defined) pursuant thereto.

On or before October 8, 1993, a holder of Second Preferred Shares Series K desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series K to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series K represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificate shall be redeemed a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder of the retraction price on the redemption of the Second Preferred Shares Series K to be redeemed on or before the retraction date if such deposit is received more than 14 days before the retraction date and, in the event of a deposit received less that 14 days before the retraction date, on a date within 14 days of that date. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series K shall then be and be deemed to be redeemed and shall be cancelled.

Any retraction notice given by the Corporation pursuant to this paragraph 2.01(b) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at the holder's address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of the retraction privilege or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series K by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 2.01(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(c) Subject as provided in this paragraph 2.01(c), the Corporation shall on the retraction date redeem all Second Preferred Shares Series K in respect of which holders shall have duly exercised the retraction privilege. Upon payment as set out in paragraph 2.01(b) by the Corporation of the retraction price for the Second Preferred

Shares Series K so redeemed, the Second Preferred Shares Series K redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them. If prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraph 2.01(b), the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Share Series K then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Share Series K which it then believes it will be permitted to redeem on the retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series K in respect of which the holders thereof have exercised their rights under the retraction privilege would be contrary to any of the aforementioned provisions of law or any such trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case if a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series K in respect of which the holders thereof have exercised their rights under the retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture securing bonds, debentures or other securities of the Corporation, from purchasing the lesser of (i) the Second Preferred Share Series K then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series K a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series K by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $25 per share plus accrued and unpaid dividends to and including such first dividend payment date. The provisions of paragraph 2.01(b) shall apply to such retraction privilege

mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

2.02 Exchange

(a) The directors of the Corporation may at their option, on or before September 8, 1993, designate a new series of Series Second Preferred Shares (the "Additional Series") into which, upon and subject to the terms hereinafter set forth, the holders of Second Preferred Shares Series K shall have the right to exchange Second Preferred Shares Series K on the basis of one share of the Additional Series for each Second Preferred Share Series K.

(b) On any such exchange of Second Preferred Shares Series K, the certificate or certificates representing the shares of the Additional Series resulting therefrom shall be issued, at the expense of the Corporation, in the name of the holder of the Second Preferred Shares Series K exchanged or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

(c) The Corporation may issue the Additional Series only if:

(i) the directors of the Corporation shall have elected, and shall have communicated such election in the retraction notice, to offer holders of the Second Preferred Shares Series K the right to exchange described in paragraph 2.02(a);

(ii) the Corporation obtains, effective on or before October 8, 1993 Articles of Amendment designating the Additional Series, fixing the number of shares thereof (which shall be at least equal to the number of Second Preferred Shares Series K outstanding at the close of business on the business day prior to the effective date of such Articles of Amendment) and setting forth the rights, privileges, restrictions and conditions attaching thereto as a series including the period during which Second Preferred Shares Series K will be exchangeable into shares of the Additional Series (which period shall commence no later than October 15, 1993 (the retraction date) and end no earlier than November 15, 1993) and, to the extent not already provided in these share provisions, the manner in which exchanges shall be effected including a statement that the holders of the Second Preferred Shares Series K will be required to complete a notice of exchange accompanying the retraction notice and to deposit irrevocably the completed notice of exchange and the certificates to be exchanged with the transfer agent for the Second Preferred Shares Series K on or before October 8, 1993;

(iii) all dividends then payable on the Second Preferred Shares Series K then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Second Preferred Shares Series K accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon have been declared and paid or set apart for payment and the Corporation is not otherwise in default under the rights, privileges, restrictions and conditions attaching to any such shares;

(iv) the Corporation uses its best efforts to qualify, if necessary, shares of the Additional Series for distribution or distribution to the public, as the case may be, upon the exchange of Second Preferred Shares Series K into shares of the Additional Series in all provinces and territories of Canada in which there are then addresses of holders of Second Preferred Shares Series K appearing in the books of the Corporation or in which there is a stock exchange upon which the Second Preferred Shares Series K are then listed for trading; and

(v) the Corporation has used and continues to use its best efforts to have the shares of the Additional Series listed for trading on each stock exchange on which the Second Preferred Shares Series K are then listed for trading.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series K outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series K outstanding at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable but not exceeding $25 per share plus all accrued and unpaid dividends and costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second Preferred Shares Series K are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series K so tendered by each of the holders of Second Preferred Shares Series K who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series K under the provisions of this paragraph (3), the shares so purchased shall then be and be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series K or any of them prior to October 15, 1993. Subject to the foregoing, and to the provisions of paragraph (7), the Corporation may in the manner provided by paragraph (4)(b) redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series K on payment of $25 (the "redemption price") for each share to be redeemed together with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on them up to the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series K under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series K to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series K. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the Second Preferred Shares Series K held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series K to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Share Series K called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series K shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred

Shares Series K called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect of them unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series K to deposit the redemption price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series K called for redemption upon presentation and surrender to such bank or trust company of the certificates representing them. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series K in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to such provisions of the Canada Business Corporations Act as, may be applicable, in case a part only of the then outstanding Second Preferred Shares Series K is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(5) Purchase Obligation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, so long as any of the Second Preferred Shares Series K are outstanding the Corporation shall make all reasonable efforts to purchase for cancellation in the open market the prescribed number of Second Preferred Shares Series K as set out below, at such time or times in each calendar quarter as the Corporation in its discretion shall determine commencing with the calendar quarter beginning January 1, 1986, if and to the extent that such shares are available, at a price or prices not exceeding $25 per share plus costs of purchase and such obligation shall carry over to the succeeding calendar quarters in the same calendar year. The prescribed number of Second Preferred Shares Series K which the Corporation shall make all reasonable efforts so to purchase in each calendar quarter shall be:

(i) during the period commencing January 1, 1986 and ending December 31, 1993, 25,000 Second Preferred Shares Series K (2% per annum); and

(ii) commencing January 1, 1994 and thereafter, 1% (4% per annum) of the number of Second Preferred Shares Series K outstanding immediately after the retraction date on October 15, 1993.

If after all reasonable efforts the Corporation is unable so to purchase the prescribed aggregate number of Second Preferred Shares Series K in the four quarters of any calendar year, the Corporation's obligation to purchase Second Preferred Shares Series K with respect to such calendar year shall be extinguished. The Corporation shall not be obligated to purchase for cancellation any Second Preferred Shares Series K if and so long as any such purchase would constitute a breach by the Corporation of the provisions of any trust indenture under which bonds, debentures or other securities of the Corporation are outstanding or if and so long as such purchase would be contrary to law. In the event of the winding-up or dissolution of the Corporation, the obligation of the Corporation under the provisions of this paragraph (5) shall be null and void and of no effect.

(6) Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series K shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends on them which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on them have been paid up to the date of such distribution and, if such liquidation, dissolution, winding-up or distribution be voluntary, an additional amount as a premium equal to $1 per share if such event commences prior to October 15, 1993 before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A non-voting shares or Class B common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series K in any respect. After payment to the holders of the Second Preferred Shares Series K of the amount so payable to them they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(7) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Share Series K are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series K and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series K then outstanding with respect to payment of dividends, unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of any such call for redemption, purchase, reduction or other payment.

(8) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series K are outstanding the Corporation shall not:

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series K) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series K with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series K with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series K and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series K with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(9) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series K without the prior approval of the holders of the Second Preferred Shares Series K given as specified in paragraph (10) nor shall the number of Second Preferred Shares Series K be increased without such approval; provided, however, that nothing in this paragraph (9) shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series K shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(10) Sanction by Holders of Second Preferred Shares Series K

The approval of the holders of the Second Preferred Shares Series K with respect to any and all matters referred to in these Articles of Amendment may be given in writing by all of the holders of the Second Preferred Shares Series K for the time being outstanding or by resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series K duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series K then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series K then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series K present in person or so represented by proxy, whether or not they hold more or less than a majority of all Second Preferred Shares Series K then outstanding, may transact the business for which the meeting was originally called and a resolution duly passed and carried by not less than 2/3 of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series K. Notice of any such original meeting of the holders of the Second Preferred Shares Series K shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting the holders of Second Preferred Shares Series K present in person or so represented by proxy shall be entitled to 1 vote in respect of each Second Preferred Share Series K held by each of such holders respectively.

(11) Amendments

The provisions of paragraphs (1) to (10), inclusive, and of this paragraph (11), or any of them, may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Second Preferred Shares Series K given as specified in paragraph (10), in addition to any other approval required by the Canada Business Corporations Act.

III-L Series Second Preferred Shares, Series L

2,400,000 shares of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series L (the "Second Preferred Shares Series L"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series L shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series L shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.925 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of March, June, September and December (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on June 1, 1986. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series L then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series L shall accrue from such date or dates as may in the case of each issue be determined by the directors or, in case no date is so determined, from the date of allotment.

(b) Subject to applicable law, the directors may in their discretion at any time on or before April 25, 1994, effective as at the retraction date (as defined in paragraph 2.01(a)), fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series L are to be paid at an annual rate higher than $1.925 per share in which event such higher rate shall be thereafter applicable for all purposes of these Second Preferred Shares Series L provisions. In the event that the directors so determine to increase the dividend rate as at the retraction date, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares Series L in the retraction notice to be sent by the Corporation to all such holders in respect of the retraction date pursuant to paragraph 2.01(b).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for any change in the dividend rate with the transfer agent for the Second Preferred Shares Series L.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series L or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1) and it is a term of the issue of any of the Second Preferred Shares Series L that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares Series L shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

2.01 General Provisions

(a) A holder of Second Preferred Shares Series L shall have the privilege (the "retraction privilege") of requiring the Corporation to redeem all or any of such holder's Second Preferred Shares Series L on June 1, 1994 (the "retraction date"), at a price (the "retraction price") of $25.00 per share plus accrued and unpaid dividends to and including such retraction date.

(b) Provided Second Preferred Shares Series L are outstanding, during the 30 day period ending April 25, 1994, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series L a written notice (a "retraction notice") giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1) (b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series L which such holder desires to have the Corporation redeem on the retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be May 25, 1994. The retraction notice will also contain, if the Corporation determines under the provisions of paragraph 2.01(c) that it will not be permitted to redeem all the Second Preferred Shares Series L then outstanding, the statement required under the provisions of paragraph 2.01(c). The retraction notice will further contain the information required by paragraph 2.02(c) (i) hereof if the Corporation elects to issue shares of an Additional Series (as hereinafter defined) pursuant thereto.

On or before May 25, 1994, a holder of Second Preferred Shares Series L desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series L to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series L represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificate shall be redeemed a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder of the retraction price on the redemption of the Second Preferred Shares Series L to be redeemed on or before the retraction date if such deposit is received more than 14 days before the retraction date and, in the event of a deposit received less that 14 days before the retraction date, on a date within 14 days of that date. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series L shall then be and be deemed to be redeemed and shall be cancelled.

Any retraction notice given by the Corporation pursuant to this paragraph 2.01(b) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at the holder's address as it appears on the books of the Corporation or, in the-event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of the retraction privilege or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series L by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 2.01(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(c) Subject as provided in this paragraph 2.01 (c), the Corporation shall on the retraction date redeem all Second Preferred Shares Series L in respect of which holders shall have duly exercised the retraction privilege. Upon payment as set out in paragraph 2.01(b) by the Corporation of the retraction price for the Second Preferred Shares Series L so redeemed, the Second Preferred Shares Series L redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof. If, prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraph 2.01(b), the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series L then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Shares Series L which it then believes it will be permitted to redeem on the retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series L in respect of which the holders thereof have exercised their rights under the retraction privilege would be contrary to any of the aforementioned provisions of law or any such trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case, if a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series L in respect of which the holders thereof have exercised their rights under the retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture securing bonds, debentures or other securities of the Corporation, from purchasing the lesser of (i) the Second Preferred Shares Series L then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series L a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series L by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $25.00 per share plus accrued and unpaid dividends to and including such first dividend payment date. The provisions of paragraph 2.01(b) shall apply to such retraction privilege mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

2.02 Exchange

(a) The directors of the Corporation may at their option, on or before April 25, 1994, designate a new series of Series Second Preferred Shares (the "Additional Series") into which, upon and subject to the terms hereinafter set forth, the holders of Second Preferred Shares Series L shall have the right to exchange Second Preferred Shares Series L on the basis of one share of the Additional Series for each share of the Second Preferred Shares Series L.

(b) On any such exchange of Second Preferred Shares Series L, the certificate or certificates representing the shares of the Additional Series resulting therefrom shall be issued, at the expense of the Corporation, in the name of the holder of the Second Preferred Shares Series L exchanged or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

(c) The Corporation may issue the Additional Series only if:

(i) the directors of the Corporation shall have elected, and shall have communicated such election in the retraction notice, to offer holders of the Second Preferred Shares Series L the right to exchange described in paragraph 2.02(a);

(ii) the Corporation obtains effective on or before May 25, 1994, Articles of Amendment designating the Additional Series, fixing the number of shares thereof (which shall be at least equal to the number of Second Preferred Shares Series L outstanding at the close of business on the business day prior to the effective date of such Articles of Amendment) and setting forth the rights, privileges, restrictions and conditions attaching thereto as a series, including the period during which Second Preferred Shares Series L will be exchangeable for shares of the Additional Series (which period shall commence no later than June 1, 1994 (the retraction date) and end no earlier than July 4, 1994) and, to the extent not already provided in these share provisions, the manner in which exchanges shall be effected, including a statement that the holders of the Second Preferred Shares Series L will be required to complete a notice of exchange accompanying the retraction notice and to deposit irrevocably the completed notice of exchange and the certificates to be exchanged with the transfer agent for the Second Preferred Shares Series L on or before May 25, 1994;

(iii) all dividends then payable on the Second Preferred Shares Series L then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Second Preferred Shares Series L accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon have been declared and paid or set apart for payment and the Corporation is not otherwise in default under the rights, privileges, restrictions and conditions attaching to any such shares;

(iv) the Corporation uses its best efforts to qualify, if necessary, shares of the Additional Series for distribution or distribution to the public, as the case may be, upon the exchange of Second Preferred Shares Series L for shares of the Additional Series in all provinces and territories of Canada in which there are then addresses of holders of Second Preferred Shares Series L appearing in the books of the Corporation or in which there is a stock exchange upon which the Second Preferred Shares Series L are then listed for trading; and

(v) the Corporation has used and continues to use its best efforts to have the shares of the Additional Series listed for trading on each stock exchange on which the Second Preferred Shares Series L are then listed for trading.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series L outstanding from time to time

(a) through the facilities of any stock exchange on which the Second Preferred Shares Series L are listed,

(b) by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series L outstanding, or

(c) in any other manner,

at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable; provided, however, that in the case of a purchase in any manner other than as provided in subparagraphs (a) and (b) of this paragraph (3), the price which the Corporation may pay for any Second Preferred Shares Series L so purchased shall not exceed $26.50 per share if such purchase is made prior to June 1, 1991, or the then applicable redemption price per share if such purchase is made thereafter, plus in all cases all accrued and unpaid dividends up to the date of purchase and costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second Preferred Shares Series L are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series L so tendered by each of the holders of Second Preferred Shares Series L who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series L under the provisions of this paragraph (3), the shares so purchased shall then be and be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series L or any of them prior to June 1, 1991. Subject to the foregoing, and to the provisions of paragraph (7), the Corporation may in the manner provided by paragraph (4) (b) redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series L on payment, of the following amounts (the "redemption price") for each share to be redeemed:

If redeemed in the 12 months beginning June 1	Redemption Price
1991	$26.50
1992	$26.00
1993	$25.50
1994 and thereafter	$25.00

together with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on such shares up to the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series L under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series L to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series L. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the Second Preferred Shares Series L held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series L to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series L called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series L shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series L called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series L, to deposit the redemption price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series L called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series L in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Second Preferred Shares Series L is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(5) Purchase Obligation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, so long as any of the Second Preferred Shares Series L are outstanding the Corporation shall make all reasonable efforts to purchase for cancellation in the open market the prescribed number of Second Preferred Shares Series L as set out below, at such time or times in each calendar quarter as the Corporation in its discretion shall determine commencing with the calendar quarter beginning July 1, 1994, if and to the extent that such shares are available, at a price or prices not exceeding $25.00 per share plus costs of purchase, and such obligation shall carry over to the succeeding calendar quarters in the same calendar year. The prescribed number of Second Preferred Shares Series L which the Corporation shall make all reasonable efforts so to purchase in each calendar quarter shall be 1% (4% per annum) of the number of Second Preferred Shares Series L outstanding immediately after the retraction on June 1, 1994.

If after all reasonable efforts the Corporation is unable so to purchase the prescribed aggregate number of Second Preferred Shares Series L in the four quarters of any calendar year, the Corporation's obligation to purchase Second Preferred Shares Series L with respect to such calendar year shall be extinguished. The Corporation shall not be obligated to purchase for cancellation any Second Preferred Shares Series L if and so long as any such purchase would constitute a breach by the Corporation of the provisions of any trust indenture under which bonds, debentures or other securities of the Corporation are outstanding or if and so long as such purchase would be contrary to law. In the event of the winding-up or dissolution of the Corporation, the obligation of the Corporation under the provisions of this paragraph (5) shall be null and void and of no effect.

(6) Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series L shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends thereon, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on the Second Preferred Shares Series L have been paid up to the date of such distribution and, if such liquidation, dissolution, winding-up or distribution be voluntary, an additional amount as a premium equal to $1.00 per share if such event commences prior to June 1, 1994, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A non-voting shares or Class B common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series L in any respect. After payment to the holders of the Second Preferred Shares Series L of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(7) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series L are outstanding the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series L and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series L then outstanding with respect to payment of dividends, unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of any such call for redemption, purchase, reduction or other payment.

(8) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series L are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series L) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series L with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series L with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series L and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series L with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(9) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series L without the prior approval of the holders of the Second Preferred Shares Series L given as specified in paragraph (10), nor shall the number of Second Preferred Shares Series L be increased without such approval; provided, however, that nothing in this paragraph (9) shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series L shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(10) Sanction by Holders of Second Preferred Shares Series L

The approval of the holders of the Second Preferred Shares Series L with respect to any and all matters referred to in these Articles of Amendment may be given in writing by all of the holders of the Second Preferred Shares Series L for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series L duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares. Series L then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series L then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series L present in person or so represented by proxy, whether or not they hold more than a majority of all Second Preferred Shares Series L then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series L. Notice of any such original meeting of the holders of the Second Preferred Shares Series L shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Second Preferred Shares Series L present in person or so represented by proxy shall be entitled to one (1) vote in respect of each of the Second Preferred Shares Series L held by such holder.

(11) Amendments

The provisions of paragraphs (1) to (10), inclusive, and of this paragraph (11), or any of them, may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Second Preferred Shares Series L given as specified in paragraph (10), in addition to any other approval required by the Canada Business Corporations Act.

III-M Series Second Preferred Shares, Series M

3,200,000 shares of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series M (the "Second Preferred Shares Series M"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series M shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series M shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.77 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of March, June, September and December (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on December 1, 1986. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series M then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series M shall accrue from such date or dates as may in the case of each issue be determined by the directors or, in case no date is so determined, from the date of allotment.

(b) Subject to applicable law, the directors may in their discretion at any time on or before April 26, 1993, effective as at the retraction date (as defined in paragraph 2.01(a)), fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series M are to be paid at an annual rate higher than $1.77 per share, in which event such higher rate shall be thereafter applicable for all purposes of these Second Preferred Shares Series M provisions. In the event that the directors so determine to increase the dividend rate as at the retraction date, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares Series M in the retraction notice to be sent by the Corporation to all such holders in respect of the retraction date pursuant to paragraph 2.01(b).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for any change in the dividend rate with the transfer agent for the Second Preferred Shares Series M.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series M or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1) and it is a term of the issue of any of the Second Preferred Shares Series M that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares Series M shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

2.01 General Provisions

(a) A holder of Second Preferred Shares Series M shall have the privilege (the "retraction privilege") of requiring the Corporation to redeem all or any of such holder's Second Preferred Shares Series M on June 1, 1993 (the "retraction date"), at a price (the "retraction price") of $25.00 per share plus accrued and unpaid dividends to and including such retraction date.

(b) Provided Second Preferred Shares Series M are outstanding, during the 30 day period ending April 26, 1993, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series M a written notice (a "retraction notice") giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1)(b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series M which such holder desires to have the Corporation redeem on the retraction date and.the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be May 25, 1993. The retraction notice will also contain, if the Corporation determines under the provisions of paragraph 2.01(c) that it will not be permitted to redeem all the Second Preferred Shares Series M then outstanding, the statement required under the provisions of paragraph 2.01(c). The retraction notice will further contain the information required by paragraph 2.02(c)(i) hereof if the Corporation elects to issue shares of an Additional Series (as hereinafter defined) pursuant thereto.

On or before May 25, 1993, a holder of Second Preferred Shares Series M desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series M to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series M represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificate shall be redeemed a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder of the retraction price on the redemption of the Second Preferred Shares Series M to be redeemed on or before the retraction date if such deposit is received more than 14 days before the retraction date and, in the event of a deposit received less than 14 days before the retraction date, on a date within 14 days of that date. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series M shall then be and be deemed to be redeemed and shall be cancelled.

Any retraction notice given by the Corporation pursuant to this paragraph 2.01(b) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of the retraction privilege or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series M by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 2.01(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(c) Subject as provided in this paragraph 2.01(c), the Corporation shall on the retraction date redeem all Second Preferred Shares Series M in respect of which holders shall have duly exercised the retraction privilege. Upon payment as set out in paragraph 2.01(b) by the Corporation of the retraction price for the Second Preferred Shares Series M so redeemed, the Second Preferred Shares Series M redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof. If, prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraph 2.01 (b), the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series M then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Shares Series M which it then believes it will be permitted to redeem on the retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series M in respect of which the holders thereof have exercised their rights under the retraction privilege would be contrary to any of the aforementioned provisions of law or any such trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case, if a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series M in respect of which the holders thereof have exercised their rights under the retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture securing bonds, debentures or other securities of the Corporation, from purchasing the lesser of (i) the Second Preferred Shares Series M then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series M a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series M by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $25.00 per share plus accrued and unpaid dividends to and including such first dividend payment date. The provisions of paragraph 2.01(b) shall apply to such retraction privilege mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

2.02 Exchange

(a) The directors of the Corporation may at their option, on or before April 26, 1993, designate a new series of Series Second Preferred Shares (the "Additional Series") into which, upon and subject to the terms hereinafter set forth, the holders of Second Preferred Shares Series M shall have the right to exchange Second Preferred Shares Series M on the basis of one share of the Additional Series for each share of the Second Preferred Shares Series M.

(b) On any such exchange of Second Preferred Shares Series M, the certificate or certificates representing the shares of the Additional Series resulting therefrom shall be issued, at the expense of the Corporation, in the name of the holder of the Second Preferred Shares Series M exchanged or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

(c) The Corporation may issue the Additional Series only if:

(i) the directors of the Corporation shall have elected, and shall have communicated such election in the retraction notice, to offer holders of the Second Preferred Shares Series M the right to exchange described in paragraph 2.02(a);

(ii) the Corporation obtains, effective on or before May 25, 1993, a Certificate of Amendment designating the Additional Series, fixing the number of shares thereof (which shall be at least equal to the number of Second Preferred Shares Series M outstanding at the close of business on the business day prior to the effective date of such Certificate of Amendment) and setting forth the rights, privileges, restrictions and conditions attaching thereto as a series, including the period during which Second Preferred Shares Series M will be exchangeable for shares of the Additional Series (which period shall commence no later than June 1, 1993 (the retraction date) and end no earlier than July 5, 1993) and, to the extent not already provided in these share provisions, the manner in which exchanges shall be effected, including a statement that the holders of the Second Preferred Shares Series M will be required to complete a notice of exchange accompanying the retraction notice and to deposit irrevocably the completed notice of exchange and the certificates to be exchanged with the transfer agent for the Second Preferred Shares Series M on or before May 25, 1993;

(iii) all dividends then payable on the Second Preferred Shares Series M then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Second Preferred Shares Series M accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon have been declared and paid or set apart for payment and the Corporation is not otherwise in default under the rights, privileges, restrictions and conditions attaching to any such shares;

(iv) the Corporation uses its best efforts to qualify, if necessary, shares of the Additional Series for distribution or distribution to the public, as the case may be, upon the exchange of Second Preferred Shares Series M for shares of the Additional Series in all provinces and territories of Canada in which there are then addresses of holders of Second Preferred Shares Series M appearing in the books of the Corporation or in which there is a stock exchange upon which the Second Preferred Shares Series M are then listed for trading; and

(v) the Corporation has used and continues to use its best efforts to have the shares of the Additional Series listed for trading on each stock exchange on which the Second Preferred Shares Series M are then listed for trading.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series M outstanding from time to time

(a) through the facilities of any stock exchange on which the Second Preferred Shares Series M are listed,

(b) by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series M outstanding, or

(c) in any other manner,

at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable; provided, however, that in the case of a purchase in any manner other than as provided in subparagraphs (a) and (b) of this paragraph (3), the price which the Corporation may pay for any Second Preferred Shares Series M so purchased shall not exceed $26.00 per share if such purchase is made prior to June 1, 1991, or the then applicable redemption price per share if such purchase is made thereafter, plus in all cases all accrued and unpaid dividends up to the date of purchase and costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second Preferred Shares Series M are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series M so tendered by each of the holders of Second Preferred Shares Series M who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series M under the provisions of this paragraph (3), the shares so purchased shall then be and be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series M or any of them prior to June 1, 1991. Subject to the foregoing, and to the provisions of paragraph (7), the Corporation may in the manner provided by paragraph (4) (b) redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series M on payment, of the following amounts (the "redemption price") for each share to be redeemed:

If redeemed in the 12 months beginning June 1,	Redemption Price
1991	$26.00
1992	$25.50
1993 and thereafter	$25.00

together with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on such shares up to the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series M under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series M to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series M. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the Second Preferred Shares Series M held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series M to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series M called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series M shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series M called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series M, to deposit the redemption price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series M called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series M in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Second Preferred Shares Series M is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(5) Purchase Obligation

Subject to the provisions of paragraph (7) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, so long as any of the Second Preferred Shares Series M are outstanding the Corporation shall make all reasonable efforts to purchase for cancellation in the open market the prescribed number of Second Preferred Shares Series M as set out below, at such time or times in each calendar quarter as the Corporation in its discretion shall determine commencing with the calendar quarter beginning July 1, 1993, if and to the extent that such shares are available, at a price or prices not exceeding $25.00 per share plus costs of purchase, and such obligation shall carry over to the succeeding calendar quarters in the same calendar year. The prescribed number of Second Preferred Shares Series M which the Corporation shall make all reasonable efforts so to purchase in each calendar quarter shall be 1% (4% per annum) of the number of Second Preferred Shares Series M outstanding immediately after the retraction on June 1, 1993.

If after all reasonable efforts the Corporation is unable so to purchase the prescribed aggregate number of Second Preferred Shares Series M in the four quarters of any calendar year, the Corporation's obligation to purchase Second Preferred Shares Series M with respect to such calendar year shall be extinguished. The Corporation shall not be obligated to purchase for cancellation any Second Preferred Shares Series M if and so long as any such purchase would constitute a breach by the Corporation of the provisions of any trust indenture under which bonds, debentures or other securities of the Corporation are outstanding or if and so long as such purchase would be contrary to law. In the event of the winding-up or dissolution of the Corporation, the obligation of the Corporation under the provisions of this paragraph (5) shall be null and void and of no effect.

(6) Liquidation, Dissolution or- Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series M shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends thereon, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on the Second Preferred Shares Series M have been paid up to the date of such distribution and, if such liquidation, dissolution, winding-up or distribution be voluntary, an additional amount as a premium equal to $1.00 per share if such event commences prior to June 1, 1993, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A non-voting shares or Class B common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series M in any respect. After payment to the holders of the Second Preferred Shares Series M of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(7) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series M are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series M and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series M then outstanding with respect to payment of dividends, unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of any such call for redemption, purchase, reduction or other payment.

(8) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series M are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series M) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series M with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series M with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series M and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series M with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(9) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series M without the prior approval of the holders of the Second Preferred Shares Series M given as specified in paragraph (10), nor shall the number of Second Preferred Shares Series M be increased without such approval; provided, however, that nothing in this paragraph (9) shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series M shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(10) Sanction by Holders of Second Preferred Shares Series M

The approval of the holders of the Second Preferred Shares Series M with respect to any and all matters referred to in these Articles of Amendment may be given in writing by all of the holders of the Second Preferred Shares Series M for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series M duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series M then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series M then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series M present in person or so represented by proxy, whether or not they hold a majority of all Second Preferred Shares Series M then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series M. Notice of any such original meeting of the holders of the Second Preferred Shares Series M shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Second Preferred Shares Series M present in person or so represented by proxy shall be entitled to one (1) vote in respect of each of the Second Preferred Shares Series M held by such holder.

(11) Amendments

The provisions of paragraphs (1) to (10), inclusive, and of this paragraph (11), or any of them, may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Second Preferred Shares Series M given as specified in paragraph (10), in addition to any other approval required by the Canada Business Corporations Act.

III-N Series Second Preferred Shares, Series N

4,000,000 shares of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series N (the "Second Preferred Shares Series N"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series N shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series N shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.775 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of March, June, September and December (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on September 1, 1987 and shall be in the amount of $0.53128 per share. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second

Preferred Shares Series N then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series N shall accrue from such date or dates as may in the case of each issue be determined by the directors or, in case no date is so determined, from the date of issue.

(b) Subject to applicable law, the directors may in their discretion at any time on or before April 26, 1995, effective as at the retraction date (as defined in paragraph 2.01(a)), fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series N are to be paid at an annual rate higher than $1.775 per share, in which event such higher rate shall thereafter be applicable for all purposes of these Second Preferred Shares Series N provisions. In the event that the directors so determine to increase the dividend rate as at the retraction date, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares Series N in the retraction notice to be sent by the Corporation to all such holders in respect of the retraction date pursuant to paragraph 2.01(b).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for any change in the dividend rate with the transfer agent for the Second Preferred Shares Series N.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series N or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1) and it is a term of the issue of any of the Second Preferred Shares Series N that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares Series N shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

2.01 General Provisions

(a) A holder of Second Preferred Shares Series N shall have the privilege (the "retraction privilege") of requiring the Corporation to redeem all or any of such holder's Second Preferred Shares Series N on June 1, 1995 (the "retraction date"), at a price (the "retraction price") of $25.00 per share plus accrued and unpaid dividends to and including such retraction date.

(b) Provided Second Preferred Shares Series N are outstanding, during the 30 day period ending April 26, 1995, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series N a written notice (a "retraction notice") giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1) (b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series N which such holder desires to have the Corporation redeem on the retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be May 25, 1995. The retraction notice will also contain, if the Corporation determines under the provisions of paragraph 2.01(c) that it will not be permitted to redeem all the Second Preferred Shares Series N then outstanding, the statement required under the provisions of paragraph 2.01(c). The retraction notice will further contain the information required by paragraph 2.02(c) (i) hereof if the Corporation elects to issue shares of an Additional Series (as hereinafter defined) pursuant thereto.

On or before May 25, 1995, a holder of Second Preferred Shares Series N desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series N to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series N represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificate shall be redeemed a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder of the retraction price on the redemption of the Second Preferred Shares Series N to be redeemed on or before the retraction date if such deposit is received more than 14 days before the retraction date and, in the event of a deposit received less than 14 days before the retraction date, on a date within 14 days of that date. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series N shall then be and be deemed to be redeemed and shall be cancelled.

Any retraction notice given by the Corporation pursuant to this paragraph 2.01(b) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of the retraction privilege or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series N by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 2.01(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(c) Subject as provided in this paragraph 2.01 (c), the Corporation shall on the retraction date redeem all Second Preferred Shares Series N in respect of which holders shall have duly exercised the retraction privilege. Upon payment as set out in paragraph 2.01(b) by the Corporation of the retraction price for the Second Preferred Shares Series N so redeemed, the Second Preferred Shares Series N redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof. If, prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraph 2.01 (b), the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series N then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Shares Series N which it then believes it will be permitted to redeem on the retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series N in respect of which the holders thereof have exercised their rights under the retraction privilege would be contrary to any of the aforementioned provisions of law or any such trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case, if a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series N in respect of which the holders thereof have exercised their rights under the retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture securing bonds, debentures or other securities of the Corporation, from purchasing the lesser of (i) the Second Preferred Shares Series N then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series N a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series N by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $25.00 per share plus accrued and unpaid dividends to and including such first dividend payment date. The provisions of paragraph 2.01(b) shall apply to such retraction privilege mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

2.02 Exchange

(a) The directors of the Corporation may at their option, on or before April 26, 1995, designate a new series of Series Second Preferred Shares (the "Additional Series") into which, upon and subject to the terms hereinafter set forth, the holders of Second Preferred Shares Series N shall have the right to exchange Second Preferred Shares Series N on the basis of one share of the Additional Series for each share of the Second Preferred Shares Series N.

(b) On any such exchange of Second Preferred Shares Series N, the certificate or certificates representing the shares of the Additional Series resulting therefrom shall be issued, at the expense of the Corporation, in the name of the holder of the Second Preferred Shares Series N exchanged or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

(c) The Corporation may issue the Additional Series only if:

(i) the directors of the Corporation shall have elected, and shall have communicated such election in the retraction notice, to offer holders of the Second Preferred Shares Series N the right to exchange described in paragraph 2.02(a);

(ii) the Corporation obtains, effective on or before May 25, 1995, a Certificate of Amendment designating the Additional Series, fixing the number of shares thereof (which shall be at least equal to the number of Second Preferred Shares Series N outstanding at the close of business on the business day prior to the effective date of such Certificate of Amendment) and setting forth the rights, privileges, restrictions and conditions attaching thereto as a series, including the period during which Second Preferred Shares Series N will be exchangeable for shares of the Additional Series (which period shall commence no later than June 1, 1995 (the retraction date) and end no earlier than July 5, 1995) and, to the extent not already provided in these share provisions, the manner in which exchanges shall be effected, including a statement that the holders of the Second Preferred Shares Series N will be required to complete a notice of exchange accompanying the retraction notice and to deposit irrevocably the completed notice of exchange and the certificates to be exchanged with the transfer agent for the Second Preferred Shares Series N on or before May 25, 1995;

(iii) all dividends then payable on the Second Preferred Shares Series N then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Second Preferred Shares Series N accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon have been declared and paid or set apart for payment and the Corporation is not otherwise in default under the rights, privileges, restrictions and conditions attaching to any such shares;

(iv) the Corporation uses its best efforts to qualify, if necessary, shares of the Additional Series for distribution or distribution to the public, as the case may be, upon the exchange of Second Preferred Shares Series N for shares of the Additional Series in all provinces and territories of Canada in which there are then addresses of holders of Second Preferred Shares Series N appearing in the books of the Corporation or in which there is a stock exchange upon which the Second Preferred Shares Series N are then listed for trading; and

(v) the Corporation has used and continues to use its best efforts to have the shares of the Additional Series listed for trading on each stock exchange on which the Second Preferred Shares Series N are then listed for trading.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (6) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series N outstanding from time to time

(a) through the facilities of any stock exchange on which the Second Preferred Shares Series N are listed,

(b) by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series N outstanding, or

(c) in any other manner,

at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable; provided, however, that in the case of a purchase in any manner other than as provided in subparagraphs (a) and (b) of this paragraph (3), the price which the Corporation may pay for any Second Preferred Shares Series N so purchased shall not exceed $25.00 per share plus in all cases all accrued and unpaid dividends up to the date of purchase and costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second Preferred Shares Series N are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series N so tendered by each of the holders of Second Preferred Shares Series N who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series N under the provisions of this paragraph (3), the shares so purchased shall then be and be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series N or any of them prior to June 1, 1995. Subject to the foregoing, and to the provisions of paragraph (6), the Corporation may in the manner provided by paragraph (4) (b) redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series N on payment of $25.00 (the "redemption price") for each share to be redeemed together with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on such shares up to the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series N under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series N to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series N. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the Second Preferred Shares Series N held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series N to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series N called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series N shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series N called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series N, to deposit the redemption price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series N called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series N in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Second Preferred Shares Series N is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(5) Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series N shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends thereon, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on the Second Preferred Shares Series N have been paid up to the date of such distribution and, if such liquidation, dissolution, winding-up or distribution is voluntary, an additional amount as a premium equal to $1.00 per share if such event commences prior to June 1, 1995, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A non-voting shares or Class B common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series N in any respect. After payment to the holders of the Second Preferred Shares Series N of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(6) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series N are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series N and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series N then outstanding with respect to payment of dividends, unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of any such call for redemption, purchase, reduction or other payment.

(7) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series N are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series N) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series N with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series N with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividend payable on the last preceding respective dividend payment date on the Second Preferred Shares Series N and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series N with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(8) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series N without the prior approval of the holders of the Second Preferred Shares Series N given as specified in paragraph (9), nor shall the number of Second Preferred Shares Series N be increased without such approval; provided, however, that nothing in this paragraph (8) shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series N shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(9) Sanction by Holders of Second Preferred Shares Series N

The approval of the holders of the Second Preferred Shares Series N with respect to any and all matters referred to in these Articles of Amendment may be given in writing by all of the holders of the Second Preferred Shares Series N for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series N duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series N then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series N then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series N present in person or so represented by proxy, whether or not they hold a majority of all Second Preferred Shares Series N then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series N. Notice of any such original meeting of the holders of the Second Preferred Shares Series N shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Second Preferred Shares Series N present in person or represented by proxy shall be entitled to one (1) vote in respect of each of the Second Preferred Shares Series N held by such holder.

(10) Amendments

The provisions of paragraphs (1) to (9), inclusive, and of this paragraph (10), or any of them, may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Second Preferred Shares Series N given as specified in paragraph (9), in addition to any other approval required by the Canada Business Corporations Act.

III-O Series Second Preferred Shares, Series O

Three million (3,000,000) shares of the Second Preferred Shares are designated Perpetual Cumulative Second Preferred Shares Series O (the "Second Preferred Shares Series O"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series O shall be as follows:

Part I

1.1 Definitions

All defined terms used in Part I hereof and not defined therein are defined and have the meanings ascribed to them in section 2.1 of Part II hereof.

1.2 Payment of Dividends

(a) For the Initial Five Year Term, the holders of the Second Preferred Shares Series O shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends in an amount determined in accordance with section 1.3(a) hereof, payable in equal quarterly installments on the Dividend Payment Dates in each year, the first of which dividends shall be paid on August 1, 1991, and the last of which dividends shall be paid on May 1, 1996.

(b) After expiry of the Initial Five Year Term, for each Dividend Period falling within a Corporation Determined Term, the holders of the Second Preferred Shares Series O shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section 1.3 (b) hereof, payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period.

(c) After expiry of the Initial Five Year Term, for each Dividend Period falling within a Dealer Determined Term, the holders of the Second Preferred Shares Series O shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section 1.3(c) hereof, payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period.

(d) After expiry of the Initial Five Year Term, for each Auction Dividend Period falling within an Auction Term, the holders of the Second Preferred Shares Series O as they appear on the securities register of the Corporation on the Auction Date within such Auction Dividend Period shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, monthly cumulative preferential cash dividends in an amount determined in accordance with section 1.3(d) hereof, payable, with respect to each such Auction Dividend Period, on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period.

(e) The initial dividend on the Second Preferred Shares Series O shall accrue from and include the original date of issue of the Second Preferred Shares Series O, shall be payable on August 1, 1991, and shall be in an amount determined in accordance with section 1.3(a) hereof.

(f) Cheques of the Corporation payable in lawful money of Canada, rounded to the nearest whole cent ($0.01), shall be issued in respect of dividends on the Second Preferred Shares Series O (less any tax required to be deducted and withheld by the Corporation). The mailing by ordinary unregistered first class prepaid mail of such a cheque to a registered holder of Second Preferred Shares Series O to the address of such registered holder as it appears on the securities register of the Corporation, or if the address of any such holder does not appear, then to the last known address of such holder, on or before the fifth Business Day next preceding the applicable Dividend Payment Date or the delivery by the Corporation or the Auction Manager of such cheque on or before the Auction Dividend Payment Date, as the case may be, shall be deemed to be payment and shall satisfy and discharge all liabilities for dividends payable on such Dividend Payment Date or Auction Dividend Payment Date to the extent of the amount represented thereby (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority) unless such cheque is not paid on due presentation.

1.3 Amount of Dividends

(a) The dividend to be paid on each Second Preferred Share Series O during the Initial Five Year Term shall be the amount of $1.96875 per annum payable in equal quarterly installments of $0.4921875 on each Dividend Payment Date except the first dividend which shall be payable on August 1, 1991, and shall be in the amount of $0.4921875 multiplied by a fraction, the numerator of which is the number of days from and including the original date of issue of the Second Preferred Shares Series O to but excluding the first Dividend Payment Date, and the denominator of which is 92.

(b) Subject to section 1.3(e) hereof, after expiry of the Initial Five Year Term, for each Dividend Period included within a Corporation Determined Term, the dividend to be paid on each Second Preferred Share Series O on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Corporation Determined Quarterly Dividend Rate for such Dividend Period.

(c) Subject to section 1.3(e) hereof, after expiry of the Initial Five Year Term, for each Dividend Period included within a Dealer Determined Term, the dividend to be paid on each Second Preferred Share Series O on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Dealer Determined Quarterly Dividend Rate for such Dividend Period.

(d) After expiry of the Initial Five Year Term, for each Auction Dividend Period included within an Auction Term, the dividend to be paid on each Second Preferred Share Series O on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period shall be determined as follows:

> (i) on the first Auction Dividend Payment Date immediately following the end of the first Auction Dividend Period during any Auction Term, the dividend to be paid on each Second Preferred Share Series O shall be the amount which is the product of (1) $25.00, (2) 75% of the Bankers' Acceptance Rate (as defined in Part V hereof) where the Bankers' Acceptance Rate is determined on the first Business Day of such Auction Dividend Period, and (3) the number of days in the first Auction Dividend Period, all divided by 365; and

(ii) on the second and subsequent Auction Dividend Payment Dates immediately following the end of the second and subsequent Auction Dividend Periods during any Auction Term, the dividend to be paid on each Second Preferred Share Series O shall be the amount which is the product of (1) $25.00, (2) the Current Dividend Rate (or such other rate per annum as may apply in accordance with Part V hereof) for each such Auction Dividend Period, determined on the Auction Date immediately prior to the beginning of such Auction Dividend Period, and (3) the number of days in such Auction Dividend Period, all divided by 365.

(e) After expiry of the Initial Five Year Term, for the first Dividend Period included within a Corporation Determined Term or a Dealer Determined Term, in either case immediately following an Auction Term, the dividend to be paid on each Second Preferred Share Series O on the Dividend Payment Date immediately following the end of such Dividend Period shall be the product of (1) $25.00, (2) four times the Corporation Determined Quarterly Dividend Rate or the Dealer Determined Quarterly Dividend Rate, as the case may be, and (3) the number of days in such Dividend Period, all divided by 365.

1.4 Cumulative Dividends

If on any Dividend Payment Date or Auction Dividend Payment Date the dividends accrued to such date are not paid in full on all Second Preferred Shares Series O then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of such dividends. The holders of Second Preferred Shares Series O shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

1.5 Redemption

The Second Preferred Shares Series O will not be redeemable on or before the date that is the fifth anniversary of the original date of issue of the Second Preferred Shares Series O. Subject to section 1.8 hereof, the Corporation may, upon giving notice as hereinafter provided, redeem at any time after the fifth anniversary of the original date of issue all or from time to time any of the then outstanding Second Preferred Shares Series O on payment for each share to be redeemed of an amount equal to $25.00 together with an amount equal to all accrued and unpaid dividends thereon calculated to but excluding the Redemption Date (as hereinafter defined). Such amount is herein referred to as the "Redemption Price". If less than all of the then outstanding Second Preferred Shares Series O are to be redeemed, the Second Preferred Shares Series O to be redeemed shall be redeemed as nearly as may be pro rata from each of the holders of Second Preferred Shares Series O. Any Second Preferred Share Series O which is so redeemed shall be cancelled and not reissued.

1.6 Redemption Procedure

(a) The Corporation shall, at least thirty (30) days before the date specified for redemption of Second Preferred Shares Series O, mail or deliver to each person who at the date of mailing is a registered holder of Second Preferred Shares Series O to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares Series O. Notwithstanding the foregoing, if the Corporation gives notice of its intention to redeem Second Preferred Shares Series O on a Redemption Date (as hereinafter defined) which is during an Auction Term, such notice shall be given not less than 12 days prior to the date on which the redemption is to take place, which date, in such event, must be an Auction Dividend Payment Date.

(b) Such notice shall set out the Redemption Price and the date ("Redemption Date") on which redemption is to take place and, if part only of the Second Preferred Shares Series O held by the person to whom such notice is addressed is to be redeemed, the number thereof so to be redeemed. The Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series O to be redeemed the Redemption Price therefor on presentation and surrender, at the place designated in such notice, of the certificates representing the Second Preferred Shares Series O so called for redemption. Such payment shall be made by cheque of the Corporation and shall be a full and complete discharge of the Corporation's obligation to pay the Redemption Price owed to the holders of Second Preferred Shares Series O so called for redemption to the extent of the amount represented by such cheque (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper tax authority), unless such cheque is not paid on due presentation. If part only of the Second Preferred Shares Series O represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the Redemption Date, the Second Preferred Shares Series O called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after giving notice of its intention to redeem Second Preferred Shares Series O as aforesaid, to deposit the Redemption Price for the Second Preferred Shares Series O so called for redemption (or such of the said shares as may be represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption) in a special account in any chartered bank or any trust company in Canada named in such notice or in any subsequent notice to the holders of the shares in respect of which the deposit is made, provided that the amount deposited in such an account shall be paid to the holders of such shares upon presentation and surrender to such bank or trust company of the certificates representing such shares. The Redemption Price so deposited shall be paid on or after the Redemption Date without interest to or to the order of the respective holders of such Second Preferred Shares Series O called for redemption. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Second Preferred Shares Series O in respect of which such deposit shall have been made shall be and shall be deemed to be redeemed and the rights of the holders thereof after such deposit or the Redemption Date, as the case may be, shall be limited to receiving, without interest, the Redemption Price of such Second Preferred Shares Series O so called for redemption (less any tax required to be and in fact deducted or withheld therefrom) upon presentation and surrender of the certificates representing the holder's shares so redeemed. Any interest allowed on any such deposit shall belong to the Corporation.

(c) Redemption moneys that are represented by a cheque which was mailed to a registered holder in accordance with this section 1.6 and which has not been duly presented for payment within, or that otherwise remain unclaimed (including moneys held on deposit as aforesaid) for, a period of 5 years from the Redemption Date shall be forfeited to the Corporation.

1.7 Purchase for Cancellation

Subject to section 1.8 hereof, the Corporation may at any time and from time to time purchase for cancellation the whole or any part of the Second Preferred Shares Series O outstanding from time to time at the lowest price or prices at which, in the opinion of the directors, such shares are obtainable, but not exceeding $25.00 per share plus all accrued and unpaid dividends and costs of purchase.

1.8 Restriction on Dividends and Retirement of Shares

So long as any of the Second Preferred Shares Series O are outstanding, the Corporation shall not:

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series O) on the Class A non-voting shares or Class B common shares of the Corporation or any other shares of the Corporation ranking junior to the Second Preferred Shares Series O with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series O with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividend payable on the last preceding Dividend Payment Date or Auction Dividend Payment Date, as the case may be, on the Second Preferred Shares Series O and the dividend payable on the last preceding respective dividend payment date on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series O with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subsections (a) and (b) of this section 1.8.

1.9 Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Second Preferred Shares Series O shall be entitled to receive in lawful money of Canada $25.00 per share together with an amount equal to all accrued and unpaid cumulative preferential dividends thereon, whether or not declared, calculated to but excluding the date of payment or distribution, the whole to be paid before any amount is paid or any property or assets of the Corporation are distributed to the holders of the Class A non-voting shares or Class B common shares of the Corporation or any other shares ranking junior to the Second Preferred Shares Series O. Upon payment to the holders of record of the Second Preferred Shares Series O of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

PART II

2.1 Interpretation and Application of Part I, Part III, Part IV and Part V

(a) For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, the following terms have the following meanings:

(i) "Auction Dividend Payment Date" shall have the meaning ascribed to that term in Part V hereof;

(ii) "Auction Dividend Period" shall have the meaning ascribed to that term in Part V hereof;

(iii) "Auction Procedures" shall mean the procedures set forth in Part V hereof for determining the applicable dividend rate for the Second Preferred Shares Series O from time to time during an Auction Term;

(iv) "Auction Term", "Auction Date" and "Auction Manager" shall have the respective meanings ascribed to those terms in Part V hereof;

(v) "Business Day" shall have the meaning ascribed to that term in Part V hereof;

(vi) "Corporation Determined Quarterly Dividend Rate" shall have the meaning ascribed to that term in Part III hereof;

(vii) "Corporation Determined Term" shall have the meaning ascribed to that term in Part III hereof;

(viii) "Current Dividend Rate" shall have the meaning ascribed to that term in Part V hereof;

(ix) "Dealer Determined Quarterly Dividend Rate" shall have the meaning ascribed to that term in Part IV hereof;

(x) "Dealer Determined Term" shall have the meaning ascribed to that term in Part IV hereof;

(xi) "Dividend Payment Dates" shall mean the first day of each of the months of February, May, August and November in each year;

(xii) "Dividend Period" shall mean the period from and including the original date of issue of the Second Preferred Shares Series O to but excluding the first Dividend Payment Date and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date except for the first Dividend Period following an Auction Term in which case "Dividend Period" shall mean the period from and including the most recent Settlement Date of the Auction Term to but excluding the next succeeding Dividend Payment Date which falls at least three calendar months after the said Settlement Date;

(xiii) "Initial Five Year Term" shall mean the period from and including the original date of issue of the Second Preferred Shares Series O to but excluding May 1, 1996;

(xiv) the use of the terms "ranking in priority to" or "ranking on a parity with" or "ranking junior to" or similar terms, whether used independently or in combination, mean and refer to the ranking of shares of different classes or series in respect of the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, voluntary or involuntary, or any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(xv) "Settlement Date" shall have the meaning ascribed to that term in Part V hereof.

Terms defined in Part III, Part IV or Part V hereof and used but not defined in this Part II have the meanings ascribed to them in Part III, Part IV or Part V, as the case may be.

(b) In the event that any date on which any dividend on the Second Preferred Shares Series O is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

(c) In the event of the non-receipt of a cheque by a holder of Second Preferred Shares Series O entitled to such cheque, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, shall issue to such holder a replacement cheque for the amount of such cheque.

(d) The provisions of Part III hereof with respect to the fixing of a Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term may be used by the Corporation, at the earliest, in the period between 45 days and 60 days prior to the expiry of the Initial Five Year Term, and thereafter may be used by the Corporation from time to time during a Corporation Determined Term, a Dealer Determined Term or any Auction Dividend Period, as the case may be, provided that in such circumstances such provisions are used not less than 45 days and not more than 60 days prior to the expiry of the then current Corporation Determined Term or Dealer Determined Term or are used not less than 20 days and not more than 25 days prior to the end of the relevant Auction Dividend Period, as the case may be.

(e) The provisions of Part IV hereof with respect to solicitation of Dealer Offers for the purpose of fixing a Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term may be used by the Corporation, at the earliest, 30 days prior to the expiry of the Initial Five Year Term and, thereafter, may be used by the Corporation from time to time during a Corporation Determined Term, a Dealer Determined Term or any Auction Dividend Period, as the case may be, provided that in such circumstances such provisions are used not more than 30 days and not less than 25 days prior to the expiry of the then current Corporation Determined Term or Dealer Determined Term or are used not more than 13 days and not less than 10 days prior to the end of the relevant Auction Dividend Period, as the case may be.

(f) The provisions of Part V hereof shall apply from and after the end of the Initial Five Year Term and from and after the end of any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, unless at any such time the provisions of Part III or Part IV hereof are fully implemented in accordance with the terms of those Parts.

(g) For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, "accrued and unpaid dividends" means the aggregate of (i) all unpaid dividends on the Second Preferred Shares Series O in respect of any Dividend Payment Date for any completed Dividend Period and Auction Dividend Payment Date for any completed Auction Dividend Period and (ii) the amount calculated as though dividends on each Second Preferred Share Series O had been accruing on a day to day basis in a manner consistent with section 1.3 of Part I hereof from the date of the most recently completed Dividend Period or Auction Dividend Period to the date on which the computation of accrued dividends is to be made, provided that, for the purposes of calculating accrued and unpaid dividends payable on (x) the Redemption Date in the event notice of redemption of the Second Preferred Shares Series O has been given pursuant to the provisions of section 1.6 of Part I hereof or (y) the relevant date for the purposes of section 1.9 of Part I hereof, the Average Prime Rate, if applicable to the calculation of the Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term or to the calculation of the Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term, shall be for the period of 90 days ending on a day not more than 7 days prior to the date the written notice of redemption is given pursuant to the provisions of section 1.6 or ending on the relevant date for the purposes of section 1.9, as the case may be.

2.2 Notices

(a) Any notice or other communication from the Corporation provided for herein, including without limitation any notice of redemption, shall be in writing and shall be sufficiently given if delivered or if sent by ordinary unregistered first class prepaid mail to the holders of the Second Preferred Shares Series O at their respective addresses appearing on the securities register of the Corporation, or in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation. In addition, any notice or other communication from the Corporation during an Auction Term or a notice of the Corporation's intention to redeem Second Preferred Shares Series O on a day which is during an Auction Term shall also be given by telex, telecopier or telegraph communication. Accidental failure to give any notice or other communication to one or more holders of the Second Preferred Shares Series O shall not affect the validity of the notices or other communications properly given or any action, including the redemption of all or any part of the Second Preferred Shares Series O, taken pursuant to such properly given notice or other communication, but upon such failure being discovered, the notice or other communication, as the case may be, shall be sent forthwith to such holder or holders and shall have the same force and effect as if given in due time.

(b) If the Corporation determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Second Preferred Shares Series O, whether in connection with the redemption of such shares or otherwise, the Corporation, notwithstanding the provisions hereof, may

(i) give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in newspapers of general circulation published or distributed in Edmonton and Toronto, and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(ii) fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the holder at such holder's address appearing on the securities register, or in the event of the address of such holder not so appearing, then at the last address of such holder known to the Corporation.

2.3 Voting Rights,

In connection with any action to be taken by the Corporation which requires the approval of the holders of the Second Preferred Shares Series O as a series or of the holders of Series Second Preferred Shares as a class, each Second Preferred Share Series O shall entitle the holder thereof to one (1) vote for such purpose.

2.4 Modification

The provisions attached to the Second Preferred Shares Series O may be repealed, altered, modified or amended from time to time with such approvals as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 2.5 of this Part II.

2.5 Approval of Holders of Second Preferred Shares Series O

Any approval given by the holders of Second Preferred Shares Series O shall be deemed to have been sufficiently given if it shall have been given by the holders of Second Preferred Shares Series O as provided in the provisions attaching to the Series Second Preferred Shares as a class, which provisions shall apply mutatis mutandis.

2.6 Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of the Second Preferred Shares Series O will be required to pay tax on dividends received on the Second Preferred Shares Series O under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

Part III

INVESTOR NEGOTIATION PROCEDURE

3.1 Definitions

For the purposes of Part III hereof, the following terms have the following meanings:

(a) "Average Daily Prime Rate" shall have the meaning ascribed to that term in Part IV hereof;

(b) "Average Prime Rate" shall have the meaning ascribed to that term in Part IV hereof;

(c) "Bankers' Acceptance Rate", for any day, shall have the meaning ascribed to that term in section 5.1(i) of Part V hereof, provided, however, that for the purposes of this Part III references in section 5.1(i) of Part V to (i) the "Auction Date next preceding each Auction Dividend Period" shall be deemed to refer to the relevant date for determining the Corporation Determined Quarterly Dividend Rate, (ii) "30 day bankers' acceptances" shall be deemed to refer to three month bankers' acceptances, and (iii) "Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date" shall be deemed to refer to Government of Canada Treasury Bills maturing as nearly as possible three months from such relevant determination date;

(d) "Banks" shall have the meaning ascribed to that term in Part IV hereof;

(e) "Corporation Determined Percentage" shall mean a percentage of the Average Prime Rate or of the Bankers' Acceptance Rate to be selected by the Corporation and set forth in the notice referred to in section 3.2 of this Part III;

(f) "Corporation Determined Quarterly Dividend Rate" shall mean one-quarter of the annual dividend rate specified by the corporation in its notice pursuant to section 3.2 of this Part III, which shall be one of

(i) the Corporation Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made, taking into account the Average Prime Rate for the period consisting of the three calendar months ending immediately prior to the first day of the calendar month prior to the month during which the Dividend Payment Date for which the determination is being made falls, or

(ii) the Corporation Determined Percentage of the Bankers' Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made, or

(iii) a fixed annual percentage rate;

(g) "Corporation Determined Term" shall mean a term, selected by the Corporation, consisting of one or more consecutive Dividend Periods commencing on a Dividend Payment Date or a Settlement Date on or after May 1, 1996, and terminating on the last day of the last Dividend Period selected by the Corporation, to which term the provisions of this Part III shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term, provided that such term and the dividend rate applicable thereto have been approved by the holders of the Second Preferred Shares Series O in accordance with section 3.3 of this Part III; and

(h) "Daily Prime Rate" shall have the meaning ascribed to that term in Part IV hereof.

Terms defined in Part II, Part IV or Part V hereof and used but not defined in this Part III have the meanings ascribed to them in Part II, Part IV or Part V, as the case may be.

3.2 Determination of New Dividend Rate

At least 45 days and not more than 60 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term and at least 20 days and not more than 25 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation may notify the holders of Second Preferred Shares Series O of a proposed Corporation Determined Quarterly Dividend Rate for a proposed Corporation Determined Term.

(i) Such notification to such holders shall also specify a date by which each holder must notify the corporation in writing of its acceptance of the proposed Corporation Determined Quarterly Dividend Rate and the Corporation Determined Term, if such holder intends to accept such terms, which date shall be at least 35 days prior to the end of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or at least 15 days prior to the end of the relevant Auction Dividend Period, as the case may be, and

(ii) specify that the proposed Corporation Determined Quarterly Dividend Rate and proposed Corporation Determined Term shall become effective for the purposes of determining the dividends to be paid on the Dividend Payment Dates for Dividend Periods during such proposed Corporation Determined Term only if all of the holders of Second Preferred Shares Series O accept such terms.

3.3 Acceptance of Corporation Determined Quarterly Dividend Rate

If,

(i) by the time prescribed in paragraph (i) of section 3.2 of this Part III, all of the holders of Second Preferred Shares Series O have accepted the Corporation Determined Quarterly Dividend Rate and the Corporation Determined Term as evidenced by notice in writing to the Corporation, and

(ii) at least 30 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or at least 12 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation has notified all of such holders that each of them has agreed with the Corporation on such terms,

then such Corporation Determined Quarterly Dividend Rate and Corporation Determined Term shall apply for the purposes of determining the dividend to be paid to the holders of Second Preferred Shares Series O, from time to time, on each of the Second Preferred Shares Series O on each Dividend Payment Date for Dividend Periods during such Corporation Determined Term.

3.4 Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part III, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Second Preferred Shares Series O upon request) shall be conclusive.

PART IV

DEALER BID PROCEDURES

4.1 Definitions

For the purposes of Part IV hereof, the following terms have the following meanings:

(a) "Accepted Dealer Offer" shall have the meaning ascribed to that term in section 4.2(c) of this Part IV;

(b) "Average Daily Prime Rate" shall mean, for any day, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Daily Prime Rates of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one or two of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other one Bank or the average of the Daily Prime Rates of the other two Banks, as the case may be, and further provided that if on such day there shall be no Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for such day shall be 1.5% above the average yield per annum on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for the most recent weekly tender preceding such day;

(c) "Average Prime Rate" shall mean, for any period consisting of one or more days, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Average Daily Prime Rate for each day during such period;

(d) "Bankers' Acceptance Rate", for any day, shall have the meaning ascribed to that term in section 5.1(i) of Part V hereof, provided, however, that for the purposes of this Part IV references in section 5.1(i) of Part V to (i) the "Auction Date next preceding each Auction Dividend Period" shall be deemed to refer to the relevant date for determining the Dealer Determined Quarterly Dividend Rate, (ii) "30-day bankers' acceptances" shall be deemed to refer to three month bankers' acceptances, and (iii) "Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date" shall be deemed to refer to Government of Canada Treasury Bills maturing as nearly as possible three months from such relevant determination date;

(e) "Banks" shall mean The Royal Bank of Canada, Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce and The Bank of Nova Scotia and the term "Bank" shall mean one of the Banks, and for the purposes of this definition "Banks" shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks;

(f) "Daily Prime Rate" shall mean, for any Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest such bank will charge on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate;

(g) "Dealer" shall mean any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part IV;

(h) "Dealer Determined Percentage" shall mean a percentage of the Average Prime Rate or the Bankers' Acceptance Rate to be selected by each Dealer and to be set forth in each Dealer Offer in accordance with section 4.2(b) of this Part IV;

(i) "Dealer Determined Quarterly Dividend Rate" shall mean one quarter of the annual dividend rate specified by the Dealer in the Accepted Dealer Offer which shall be one of

> (i) the Dealer Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made, taking into account the Average Prime Rate for the period consisting of the three calendar months ending immediately prior to the first day of the calendar month prior to the month during which the Dividend Payment Date for which the determination is being made falls, or
>
> (ii) the Dealer Determined Percentage of the Bankers' Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made, or
>
> (iii) a fixed annual percentage rate;

(j) "Dealer Determined Term" shall mean a term, selected by a Dealer, consisting of one or more consecutive Dividend Periods commencing on a Dividend Payment Date or a Settlement Date on or after May 1, 1996, and terminating on the last day of the last Dividend Period selected by such Dealer, to which term the provisions of this Part IV shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term;

(k) "Dealer Offer" shall mean a written irrevocable and unconditional offer from a Dealer in response to a Notice Requesting Bids to purchase all of the Second Preferred Shares Series O on the day of expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or any Auction Dividend Period, as the case may be, at a purchase price per Second Preferred Share Series O equal to $25.00 and containing the information specified in section 4.2(b) of this Part IV;

(l) "Dealer Response Date" shall have the meaning ascribed to that term in section 4.2(a) of this Part IV;

(m) "Notice Requesting Bids" shall mean a notice from the Corporation to one or more Dealers requesting them to submit Dealer Offers as provided for in section 4.2(a) of this Part IV; and

(n) "Notification to Holders" shall mean the notification from the Corporation to holders of Second Preferred Shares Series O of the acceptance of a Dealer Offer as provided for in section 4.2(d) of this Part IV.

Terms defined in Part II, Part III or Part V hereof and used but not defined in this Part IV have the meanings ascribed to them in Part II, Part III or Part V, as the case may be.

4.2 Bids by Dealers

(a) At least 25 days and not more than 30 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term and at least 10 days and not more than 13 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation may solicit bids from one or more Dealers for the purchase of all of the Second Preferred Shares Series O. Such solicitation shall be contained in a notice ("Notice Requesting Bids") to be sent by the Corporation to such Dealers which notice shall

(i) invite each Dealer to submit to the Corporation a Dealer Offer, and

(ii) specify a date, which shall be not more than 10 days after the giving of such notice except if such notice is given during an Auction Dividend Period in which case the date specified shall be not more than 5 days after the giving of such notice, by which any such offer must be received by the Corporation (the "Dealer Response Date").

(b) Each Dealer receiving a Notice Requesting Bids may submit a Dealer Offer provided such Dealer does so by the Dealer Response Date and provided that such Dealer Offer specifies

(i) a Dealer Determined Quarterly Dividend Rate (and, in connection therewith, unless a fixed rate is specified, the Dealer Determined Percentage of the Average Prime Rates or the Dealer Determined Percentage of the Bankers' Acceptance Rate, as the case may be),

(ii) a Dealer Determined Term for which the Dealer Determined Quarterly Dividend Rate referred to in paragraph (i) of this section 4.2(b) will apply, and

(iii) the amount of any fee to be paid by the Corporation to the Dealer in connection with the purchase of Second Preferred Shares Series O pursuant to the Dealer Offer.

(c) If the Corporation wishes to accept a Dealer Offer, it shall signify such acceptance on or before the fifteenth day prior to expiry of the Initial Five Year Period or the then current Corporation Determined Term or Dealer Determined Term or on or before the fifth day prior to the end of the relevant Auction Dividend Period, as the case may be, by notice to the Dealer whose Dealer Offer it accepts ("Accepted Dealer Offer"). The Dealer whose Dealer Offer is accepted will be required to purchase all of the Second Preferred Shares Series O not retained by the existing holders on the day of expiry of the Initial Five Year Term or the then current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, on the terms and subject to the conditions contained in the Accepted Dealer Offer.

(d) Concurrently with its acceptance of a Dealer Offer, and in any event not later than 15 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or not later than 5 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation shall notify ("Notification to Holders") each existing holder of Second Preferred Shares Series O that the Corporation has accepted a Dealer Offer. Such notification shall

(i) specify the Dealer Determined Quarterly Dividend Rate to apply to the Second Preferred Shares Series O,

(ii) specify the Dealer Determined Term for which the Dealer Determined Quarterly Dividend Rate referred to in paragraph (i) of this section 4.2(d) will apply,

(iii) notify such holders of the right of each holder either to sell all or some of the Second Preferred Shares Series O it holds to such Dealer or to continue to hold all or some of the Second Preferred Shares Series O it then holds,

(iv) notify such holders of the date (which shall be on or before the sixth day prior to the expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or on or before the second day prior to the expiry of the relevant Auction Dividend Period, as the case may be) by which each holder must notify in writing the Corporation and the Dealer whose Dealer Offer has been accepted of its decision to sell some or all of the Second Preferred Shares Series O it holds as provided for in section 4.2(e) of this Part IV, and

(v) identify the Dealer whose Dealer Offer has been accepted.

(e) Upon receipt of the Notification to Holders, an existing holder of Second Preferred Shares Series O may elect to sell Second Preferred Shares Series O in accordance with the terms specified in such Notification to Holders by notifying the Corporation in writing of such decision and of the number of shares to be sold. Each holder of Second Preferred Shares Series O who elects to sell all or a part of its holdings of Second Preferred Shares Series O shall, together with such notice, deposit the certificate or certificates representing Second Preferred Shares Series O which such holder desires to sell (with the transfer panel on such certificate duly completed and signed or, in the alternative, with a duly completed stock transfer power of attorney accompanying such certificate or certificates) at the registered office of the Corporation, or at any place where the Second Preferred Shares Series O may be transferred or at any other place or places in Canada specified by the Corporation to holders of the Second Preferred Shares Series O in the Notification to Holders. If a holder of Second Preferred Shares Series O wishes to sell only some of the Second Preferred Shares Series O represented by any share certificate or certificates, the holder may deposit the certificate or certificates with the Corporation, as aforementioned, and the Corporation shall issue and deliver to such holder, at the expense of the Corporation, a new share certificate representing the Second Preferred Shares Series O which are not being delivered for sale. Any holder of Second Preferred Shares Series O that fails to respond to the Notification to Holders by the date specified for response therein will be deemed to have elected to continue to hold all of the Second Preferred Shares Series O then held by it subject to the terms and conditions as to the Dealer Determined Quarterly Dividend Rate and the Dealer Determined Term which are set forth in the Notification to Holders. The Corporation shall have all such powers and authority as may be necessary to determine finally the adequacy of all transfer instruments and related matters with respect to the sale of shares by an existing holder to a Dealer hereunder. Any determination by the Corporation to the effect that any instrument of transfer is incomplete or ineffective shall bind the holder intending to sell any of its Second Preferred Shares Series O pursuant to the provisions of this Part IV and shall also bind the Dealer in question.

(f) At least one Business Day before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or the relevant Auction Dividend Period, as the case may be, the Corporation shall notify the Dealer submitting the Accepted Dealer Offer of the number of shares to be purchased by such Dealer in accordance with section 4.2 (e) of this Part IV and of the identity of the vendor or vendors thereof.

(g) On the day of expiry of the Initial Five Year Term, the Corporation Determined Term or the Dealer Determined Term or on the Settlement Date immediately following the expiry of the relevant Auction Dividend Period, as the case may be, the Dealer submitting the Accepted Dealer Offer will purchase the Second Preferred Shares Series O from the holders specified in section 4.2 (f) of this Part IV, at the purchase price as set out in section 4.1(k) of this Part IV. For the purposes of completing such purchase, the Dealer submitting the Accepted Dealer Offer shall deposit with the Corporation at its registered office, on or prior to noon, Edmonton time, on such date, a certified cheque payable to the Corporation, as agent for the vendors referred to in section 4.2(f) of this Part IV, representing the aggregate purchase price of the Second Preferred Shares Series O to be purchased pursuant to this section 4.2(g) together with a direction as to registration particulars with respect to such Second Preferred Shares Series O to be purchased. Upon receipt of such certified cheque as aforesaid, the Corporation shall deliver to the vendors at the registered office of the Corporation cheques payable to the vendors in payment of the purchase price for such Second Preferred Shares Series O.

4.3 Termination of Application

Notwithstanding the acceptance of a Dealer Offer as provided for in this Part IV, the Corporation may notify the holders that the Corporation does not intend to proceed to implement application of the Dealer Determined Quarterly Dividend Rate and Dealer Determined Term as set forth in the Notification to Holders provided that such notification is given by the Corporation to existing holders on or before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or the relevant Auction Dividend Period as the case may be. In such circumstances, the provisions of Part V hereof shall be applied in accordance with such Part and, for greater certainty, the Dealer whose Dealer Offer has been accepted shall not be obliged to purchase any Second Preferred Shares Series O pursuant to such Dealer Offer. Any such notification shall not limit or restrict the right of the Corporation, prior to the expiry of any subsequent Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, to implement the provisions of this Part IV by forwarding a Notice Requesting Bids to one or more Dealers.

4.4 Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part IV, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Second Preferred Shares Series O upon request) shall be conclusive.

PART V

AUCTION PROCEDURES

5.1 Definitions

For the purposes of Part V hereof, the following terms have the following meanings:

(a) "Auction" shall mean the periodic operation of the procedures set forth in this Part V;

(b) "Auction Date" shall mean the fourth Tuesday of each calendar month of each Auction Dividend Period included within an Auction Term or, if such Tuesday is not a Business Day, the next preceding Business Day;

(c) "Auction Dividend Payment Date" shall mean the Business Day immediately following the Settlement Date;

(d) "Auction Dividend Period" shall mean, with respect to the first Auction Dividend Period of any Auction Term, the period from and including the immediately preceding Dividend Payment Date to but excluding the first Settlement Date and, with respect to any subsequent Auction Dividend Period, shall mean the period from and including each Settlement Date to but excluding the next succeeding Settlement Date;

(e) "Auction Manager" shall mean the Corporation or any trust company or any successor thereto duly appointed or to be appointed by the Corporation as Auction Manager in respect of the Second Preferred Shares Series O and entering into an Auction Manager Agreement with the Corporation;

(f) "Auction Manager Agreement" shall mean an agreement made between the Auction Manager, if other than the Corporation, and the Corporation which provides, among other things, that the Auction Manager will follow the procedures set forth in this Part V for the purposes of determining the Current Dividend Rate for the Second Preferred Shares Series O;

(g) "Auction Term" shall mean any term of not less than two consecutive Auction Dividend Periods with respect to which the Auction Procedures in this Part V apply commencing on the first day of the first of such Auction Dividend Periods and terminating on the last day of any subsequent Auction Dividend Period which immediately precedes the beginning of a Corporation Determined Term or a Dealer Determined Term, as the case may be;

(h) "Available Shares" shall have the meaning specified in paragraph (i) of section 5.4(a) of this Part V;

(i) "Bankers' Acceptance Rate" shall mean, with respect to any Auction Dividend Period, the rate per annum equal to

(A) the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the rates per annum quoted by RBC Dominion Securities Inc. (or any successor), Richardson Greenshields of Canada Limited (or any successor) and Nesbitt Thomson Inc. (or any successor) where such rates per annum, quoted by such dealers, are equal to the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the bid and ask rates of the yields to maturity quoted by each of RBC Dominion Securities Inc. (or any successor), Richardson Greenshields of Canada Limited (or any successor) and Nesbitt Thomson Inc. (or any successor), rounded upward to the nearest one-thousandth of one percent (0.001%), as at 10:00 a.m., Toronto time, on the Auction Date next preceding each Auction Dividend Period, on 30-day bankers' acceptances accepted by such of the Banks as are accepting 30-day bankers' acceptances on such Auction Date;

(B) in the event one of RBC Dominion Securities Inc. (or any successor), Richardson Greenshields of Canada Limited (or any successor) and Nesbitt Thomson Inc. (or any successor) is unable to or does not for any reason quote the bid and ask rates per annum referred to in section 5.1(i)(A) above as at 10:00 a.m., Toronto time, on such Auction Date, such rate shall be the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the rates per annum quoted by the other two dealers where such rates per annum, quoted by such dealers, are equal to the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the bid and ask rates of the yields to maturity quoted by each of such dealers, rounded upward to the nearest one-thousandth of one percent (0.001%), as at 10:00 a.m., Toronto time, on such Auction Date, on 30-day bankers' acceptances accepted by such of the Banks as are accepting 30-day bankers' acceptances on such Auction Date;

(C) in the event two of RBC Dominion Securities Inc. (or any successor), Richardson Greenshields of Canada Limited (or any successor) and Nesbitt Thomson Inc. (or any successor) are unable to or do not for any reason quote the bid and ask rates per annum referred to in section 5.1(i)(A) above as at 10:00 a.m., Toronto time, on such Auction Date, such rate shall be the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the bid and ask rates per annum on such date quoted by the other one; or

(D) in the event all of RBC Dominion Securities Inc. (or any successor), Richardson Greenshields of Canada Limited (or any successor) and Nesbitt Thomson Inc. (or any successor) are unable to or do not for any reason quote rates, as at 10:00 a.m., Toronto time, on such Auction Date (including, without limitation, where none of the Banks is accepting 30-day bankers' acceptances on such Auction Date) for the purpose of determining the Bankers' Acceptance Rate in accordance with (A), (B) or (C) above, such rate shall be 0.2% plus the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the bid and ask rates of the yields to maturity quoted by each of RBC Dominion Securities Inc. (or any successor), Richardson Greenshields of Canada Limited (or any successor) and Nesbitt Thomson Inc. (or any successor), rounded upward to the nearest one-thousandth of one percent (0.001%), as at 10:00 a.m., Toronto time, on such Auction Date, on Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date;

(j) "Bid" and "Bids" shall have the respective meanings specified in section 5.2(a) of this Part V;

(k) "Bidder" and "Bidders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(l) "Business Day" shall mean a day on which both the Montreal Exchange and The Toronto Stock Exchange or any successor facilities and the Auction Manager are open for business;

(m) "Current Dividend Rate" shall be the rate per annum which has been determined in accordance with section 5.4(b) of this Part V for the next succeeding Auction Dividend Period;

(n) "Dealer" shall mean any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part V that has entered into a Dealer Agreement with the Auction Manager that remains effective;

(o) "Dealer Agreement" shall mean an agreement between the Auction Manager and a Dealer pursuant to which the Dealer agrees to participate in Auctions in compliance with the procedures set forth in this Part V;

(p) "Existing Holder" shall mean a holder of Second Preferred Shares Series O who (i) has signed a Purchaser's Letter, (ii) has delivered or caused to be delivered such Purchaser's Letter to the Auction Manager and to any Dealer to which such Existing Holder submits information pursuant to section 5.2 (a) of this Part V, and (iii) is registered in the ledger maintained by the Auction Manager in respect of holders of Second Preferred Shares Series O;

(q) "held by" with respect to any Second Preferred Shares Series O registered in the name of the Auction Manager shall include such shares beneficially owned by an Existing Holder;

(r) "Hold Order" and "Hold Orders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(s) "Maximum Rate" with respect to any Auction Dividend Period shall mean 0.40% plus the Bankers' Acceptance Rate determined on the Auction Date immediately preceding such Auction Dividend Period;

(t) "Order" and "Orders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(u) "Potential Holder" shall mean any person, including any Existing Holder, who (i) has executed a Purchaser's Letter, (ii) has delivered or caused to be delivered such Purchaser's Letter to the Auction Manager and to any Dealer to which such Potential Holder submits information pursuant to section 5.2(a) of this Part V, and (iii) may be interested in acquiring Second Preferred Shares Series O (or, in the case of an Existing Holder, additional Second Preferred Shares Series O);

(v) "Purchaser's Letter" shall mean a letter addressed to the Auction Manager and a Dealer in which a person agrees, among other things, to be bound by the procedures set forth in this Part V in the event such person participates in an Auction;

(w) "Remaining Shares" shall have the meaning specified in paragraph (iv) of section 5.2(a) of this Part V;

(x) "Sell Order" and "Sell Orders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(y) "Settlement Date" shall mean the Business Day immediately following the Auction Date;

(z) "Submission Deadline" shall mean 11:00 a.m., Toronto time, on any Auction Date or such later time on any Auction Date, as specified by the Auction Manager from time to time, by which Dealers are required to submit Orders to the Auction Manager;

(aa) "Submitted Bid" and "Submitted Bids" shall have the respective meanings specified in section 5.4(a) of this Part V;

(bb) "Submitted Hold Order" and "Submitted Hold Orders" shall have the respective meanings specified in section 5.4(a) of this Part V;

(cc) "Submitted Order" and "Submitted Orders" shall have the respective meanings specified in section 5.4(a) of this Part V;

(dd) "Submitted Sell Order" and "Submitted Sell Orders" shall have the respective meanings specified in section 5.4(a) of this Part V;

(ee) "Sufficient Clearing Bids" shall have the meaning specified in section 5.4(a) of this Part V; and

(ff) "Winning Bid Rate" shall be the rate per annum determined in accordance with section 5.4(a) of this Part V.

Terms defined in Part II, Part III or Part IV hereof and used but not defined in this Part V have the meanings ascribed to them in Part II, Part III or Part IV, as the case may be.

5.2 Orders by Existing Holders and Potential Holders

(a) Prior to the Submission Deadline on each Auction Date:

(i) each Existing Holder may submit to a Dealer information as to the number of Second Preferred Shares Series O, if any, held by such Existing Holder which such Existing Holder

(A) desires to continue to hold without regard to the Current Dividend Rate for the next succeeding Auction Dividend Period; and/or

(B) desires to continue to hold, provided that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be not less than the rate per annum specified by such Existing Holder; and/or

(C) offers to sell without regard to the Current Dividend Rate for the next succeeding Auction Dividend Period;

and

(ii) Potential Holders may submit to a Dealer offers to purchase Second Preferred Shares Series O, provided that any such offer shall be effective only if the Current Dividend Rate for the next succeeding Auction Dividend Period shall be not less than the rate per annum specified by such Potential Holder.

The communication to a Dealer of the information referred to in this section 5.2(a) is an "Order" and collectively are "Orders"; each Existing Holder and each Potential Holder placing an Order is a "Bidder" and collectively are "Bidders"; an Order containing the information referred to in subparagraph (i) (A) of this section 5.2 (a) is a "Hold

Order" and collectively are "Hold Orders"; an Order containing the information referred to in subparagraph (i) (B) or paragraph (ii) of this section 5.2(a) is a "Bid" and collectively are "Bids"; and an Order containing the information referred to in subparagraph (i) (C) of this section 5.2 (a) is a "Sell Order" and collectively are "Sell Orders".

(b) A Bid by an Existing Holder shall constitute an irrevocable offer to sell at a price of $25.00 per Second Preferred Share Series O

(i) the number of Second Preferred Shares Series O specified in such Bid if the Winning Bid Rate determined on such Auction Date is less than the specified rate; or

(ii) the specified number of Second Preferred Shares Series O or a lesser number to be determined as set forth in paragraph (iv) of section 5.5(a) of this Part V if the Winning Bid Rate determined on such Auction Date is equal to the specified rate; or

(iii) the number of Second Preferred Shares Series O specified in such Bid if the specified rate is higher than the Maximum Rate and Sufficient Clearing Bids do exist; or

(iv) a lesser number of Second Preferred Shares Series O to be determined as set forth in paragraph (iii) of section 5.5(b) of this Part V if the specified rate is higher than the Maximum Rate and Sufficient Clearing Bids do not exist.

(c) A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell at a price of $25.00 per Second Preferred Share Series O

(i) the number of Second Preferred Shares Series O specified in such Sell Order; or

(ii) a lesser number of Second Preferred Shares Series O to be determined as set forth in paragraph (iii) of section 5.5(b) of this Part V if Sufficient Clearing Bids do not exist.

(d) A Bid by a Potential Holder shall constitute an irrevocable offer to purchase at a price of $25.00 per Second Preferred Share Series O

(i) the number of Second Preferred Shares Series O specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is higher than the specified rate; or

(ii) the specified number or a lesser number of Second Preferred Shares Series O to be determined as set forth in paragraph (v) of section 5.5(a) of this Part V if the Winning Bid Rate determined on such Auction Date is equal to the specified rate; or

(iii) the specified number of Second Preferred Shares Series O if the specified rate is equal to or lower than the Maximum Rate and Sufficient Clearing Bids do not exist.

(e) If none of the holders of Second Preferred Shares Series O is an Existing Holder on any date which would be an Auction Date, then the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate determined on such date.

5.3 Submission of Orders by Dealers to the Auction Manager

(a) Each Dealer shall submit to the Auction Manager in writing in accordance with its Dealer Agreement prior to the Submission Deadline on each Auction Date all Orders obtained by such Dealer and specifying with respect to each Order

(i) the name of the Bidder placing such Order;

(ii) the aggregate number of Second Preferred Shares Series O that are the subject of the Order;

(iii) to the extent that the Bidder is an Existing Holder, the number of Second Preferred Shares Series O, if any, subject to any

(A) Hold Order placed by such Existing Holder;

(B) Bid placed by such Existing Holder and the rate specified in such Bid; and/or

(C) Sell Order placed by such Existing Holder; and

(iv) to the extent that the Bidder is a Potential Holder, the dividend rate per annum specified in the Bid of such Potential Holder.

(b) If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Auction Manager shall round such rate up to the next highest one-thousandth of one percent (0.001%).

(c) If for any reason an Order or Orders covering in the aggregate all the Second Preferred Shares Series O held by an Existing Holder are not submitted to the Auction Manager prior to the Submission Deadline, the Auction Manager shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Second Preferred Shares Series O held by such Existing Holder and not subject to Orders submitted to the Auction Manager.

(d) If one or more Orders covering in the aggregate more than the number of Second Preferred Shares Series O held by an Existing Holder are submitted to the Auction Manager, such Orders shall be considered valid as follows and in the following order of priority:

(i) all Hold Orders shall be considered valid, but only up to and including, in the aggregate, the number of Second Preferred Shares Series O held by such Existing Holder, and, solely for purposes of allocating compensation among the Dealers submitting Hold Orders, if the number of Second Preferred Shares Series O subject to such Hold Orders exceeds the number of Second Preferred Shares Series O held by such Existing Holder, the number of Second Preferred Shares Series O subject to each such Hold Order shall be reduced pro rata to cover the number of Second Preferred Shares Series O held by such Existing Holder;

(ii) (A) any Bid shall be considered valid up to and including the excess of the number of Second Preferred Shares Series O held by such Existing Holder over the number of Second Preferred Shares Series O subject to any Hold order referred to in paragraph (i) of this section 5.3(d);

(B) subject to subparagraph (ii) (A) of this section 5.3(d), if more than one Bid with the same rate is submitted on behalf of such Existing Holder and the number of Second Preferred Shares Series O subject to such Bids is greater than such excess, such Bids shall be considered valid up to the amount of such excess, and, solely for purposes of allocating compensation among the Dealers submitting Bids with the same rate, the number of Second Preferred Shares Series O subject to each Bid with the same rate shall be reduced pro rata to cover the number of Second Preferred Shares Series O equal to such excess;

(C) subject to subparagraph (ii) (A) of this section 5.3 (d), if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in the ascending order of their respective rates up to the amount of such excess; and

(D) in any such event, the number, if any, of such Second Preferred Shares Series O subject to Bids not valid under this paragraph (ii) shall be treated as the subject of a Bid by a Potential Holder; and

(iii) all Sell Orders shall be considered valid but only up to and including in the aggregate the excess of the number of Second Preferred Shares Series O held by such Existing Holder over the sum of the Second Preferred Shares Series O subject to Hold Orders referred to in paragraph (i) of this section 5.3(d) and valid Bids by Existing Holders referred to in paragraph (ii) of this section 5.3(d).

(e) If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid with the rate therein specified.

5.4 Determination of Sufficient Clearing Bids, Winning Bid Rate and Current Dividend Rate

(a) On the Submission Deadline on each Auction Date, the Auction Manager shall assemble all Orders submitted or deemed submitted to it by the Dealers (each such order as submitted or deemed submitted by a Dealer being individually a "Submitted Hold Order", a "Submitted Bid" or a "Submitted Sell Order", as the case may be, or a "Submitted Order", and collectively "Submitted Hold Orders", "Submitted Bids" or "Submitted Sell Orders", as the case may be, or "Submitted Orders") and shall determine

(i) the excess of (A) the total number of Second Preferred Shares Series O issued and outstanding over (B) the number of Second Preferred Shares Series O that are the subject of Submitted Hold Orders (such excess being the "Available Shares");

(ii) from the Submitted Orders, whether

(A) the number of Second Preferred Shares Series O that are the subject of Submitted Bids by Potential Holders specifying one or more rates equal to or lower than the Maximum Rate exceeds or is equal to the sum of

(B) (I) the number of Second Preferred Shares Series O that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate, and

(II)the number of Second Preferred Shares Series O that are the subject of Submitted Sell Orders;

and if such excess or equality exists (other than because all of the Second Preferred Shares Series O are the subject of Submitted Hold Orders), then such Submitted Bids in subparagraph (A) hereof shall be "Sufficient Clearing Bids"; and

(iii) if Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids which if the Auction Manager accepted

(A) (I) each Submitted Bid from Existing Holders specifying that lowest rate, and

(II) all other Submitted Bids from Existing Holders specifying lower rates, thus entitling those Existing Holders to continue to hold the Second Preferred Shares Series O that are the subject of those Submitted Bids, and

(B) (I) each Submitted Bid from Potential Holders specifying such rate, and

(II) all other Submitted Bids from Potential Holders specifying lower rates, thus entitling those Potential Holders to purchase the Second Preferred Shares Series O that are the subject of those Submitted Bids,

would result in such Existing Holders described in subparagraph (A) hereof continuing to hold an aggregate number of Second Preferred Shares Series O which, when added to the aggregate number of Second Preferred Shares Series O to be purchased by such Potential Holders described in subparagraph (B) hereof, would equal not less than the number of Available Shares (such lowest rate being the "Winning Bid Rate").

(b) Promptly after the Auction Manager has made the determinations pursuant to section 5.4(a) of this Part V, the Auction Manager shall advise the Corporation of the Bankers' Acceptance Rate and, based on such determinations, of the dividend rate applicable to the Second Preferred Shares Series O for the next succeeding Auction Dividend Period (the "Current Dividend Rate") as follows:

(i) if Sufficient Clearing Bids exist, the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Winning Bid Rate so determined;

(ii) if Sufficient Clearing Bids do not exist (other than because all of the Second Preferred Shares Series O are the subject of Submitted Hold Orders), then the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Maximum Rate; or

(iii) if all of the Second Preferred Shares Series O are the subject of Submitted Hold Orders, then the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate determined on the Auction Date.

5.5 Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

Based on the determinations made pursuant to section 5.4(a) of this Part V, the Submitted Bids and Submitted Sell Orders shall be accepted or rejected and the Auction Manager shall take such other action as set forth below:

(a) If Sufficient Clearing Bids have been made, subject to the provisions of sections 5.5(c) and 5.5(d) of this Part V, Submitted Bids and Submitted Sell Orders shall be accepted and rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i) the Submitted Sell Order of each Existing Holder shall be accepted and the Submitted Bid of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Second Preferred Shares Series O that are the subject of such Submitted Sell Order and such Submitted Bid;

(ii) the Submitted Bid of each Existing Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold Second Preferred Shares Series O that are the subject of such Submitted Bid;

(iii) the Submitted Bid of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Holder to purchase the Second Preferred Shares Series O that are the subject of such Submitted Bid;

(iv) the Submitted Bid for each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Second Preferred Shares Series O that are the subject of such Submitted Bid, unless the number of Second Preferred Shares Series O subject to all such Submitted Bids is greater than the total number of Available Shares minus the number of Second Preferred Shares Series O subject to Submitted Bids described in paragraphs (ii) and (iii) of this section 5.5(a) (the "Remaining Shares"). In this event, the Submitted Bids of each Existing Holder described in this paragraph (iv) shall be rejected, and each such Existing Holder shall be required to sell Second Preferred Shares Series O, but only in an amount equal to the difference between (A) the number of Second Preferred Shares Series O then held by such Existing Holder subject to such Submitted Bid and (B) the number of Second Preferred Shares Series O obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, the numerator of which shall be the number of Second Preferred Shares Series O held by such Existing Holder subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Second Preferred Shares Series O subject to such Submitted Bids made by all such Existing Holders who specified a rate equal to the Winning Bid Rate; and

(v) the Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, but only in an amount equal to the number of Second Preferred Shares Series O obtained by multiplying (x) the difference between the total number of Available Shares and the number of Second Preferred Shares Series O subject to Submitted Bids described in paragraphs (ii), (iii) and (iv) of this section 5.5(a) by (y) a fraction, the numerator of which shall be the number of Second Preferred Shares Series O subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Second Preferred Shares Series O subject to such Submitted Bids made by all Potential Holders who specified rates equal to the Winning Bid Rate;

(b) If Sufficient Clearing Bids have not been made (other than because all of the Second Preferred Shares Series O are subject to Submitted Hold Orders), subject to the provisions of sections 5.5(c) and 5.5(d) of this Part V, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i) the Submitted Bid of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling that Existing Holder to continue to hold the Second Preferred Shares Series O that are the subject of such Submitted Bid;

(ii) the Submitted Bid of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the Second Preferred Share Series O that are the subject of such Submitted Bid; and

(iii) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected and the Submitted Sell Order of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (A) the number of Second Preferred Shares Series O then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (B) the number of Second Preferred Shares Series O obtained by multiplying (x) the difference between the total number of Available Shares and the aggregate number of Second Preferred Shares Series O subject to Submitted Bids described in paragraphs (i) and (ii) of this section 5.5(b) by (y) a fraction, the numerator of which shall be the number of Second Preferred Shares Series O held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order, and the denominator of which shall be the number of Second Preferred Shares Series O subject to all such Submitted Bids and Submitted Sell Orders;

(c) If, as a result of the procedures described in sections 5.5(a) or 5.5(b) of this Part V, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a Second Preferred Share Series O on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, round up or down the number of Second Preferred Shares Series O to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder shall be a whole number of Second Preferred Shares Series O;

(d) If, as a result of the procedures described in section 5.5(a) of this Part V, any Potential Holder would be entitled or required to purchase a fraction of a Second Preferred Share Series O on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, allocate shares for purchase among Potential Holders so that only whole numbers of Second Preferred Shares Series O are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Second Preferred Shares Series O on such Auction Date; and

(e) Based on the result of each Auction, the Auction Manager shall determine to which Potential Holder or Potential Holders purchasing Second Preferred Shares Series O an Existing Holder or Existing Holders shall sell Second Preferred Shares Series O being sold by such Existing Holder or Existing Holders. Such purchases and sales of Second Preferred Shares Series O shall be completed on the Settlement Date by payment by each Potential Holder purchasing Second Preferred Shares Series O of the aggregate purchase price of the Second Preferred Shares Series O to be purchased equal to $25.00 per Second Preferred Share Series O against delivery by each Existing Holder selling Second Preferred Shares Series O of the number of Second Preferred Shares Series O being sold.

5.6 Miscellaneous

Notwithstanding the provisions of this Part V, the Auction Manager shall not follow the Auction Procedures herein on the Auction Date immediately preceding (i) the Redemption Date in the event that written notice of redemption of all the outstanding Second Preferred Shares Series O has been given pursuant to the provisions of section 1.6 of Part I hereof, or (ii) the first day of a Corporation Determined Term or Dealer Determined Term.

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part V, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with any such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Second Preferred Shares Series O upon request) shall be conclusive.

III-P Series Second Preferred, Series P

5,000,000 of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series P (the "Second Preferred Shares Series P"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series P shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series P shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $2.00 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of March, June, September and December, (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on September 1, 1991. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series P then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series P shall accrue from such date or dates as may in the case of each issue be determined by the directors or, in case no date is so determined, from the date of issue.

(b) Subject to applicable law, the directors may in their discretion at any time on or before October 1, 1996, effective as at December 1, 1996, fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series P are to be paid at an annual rate higher than $2.00 per share, in which event such higher rate shall thereafter be applicable for all purposes of these Second Preferred Shares Series P provisions. In the event that the directors so determine to increase the dividend rate as at December 1, 1996, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares Series P in the retraction notice to be sent by the Corporation to all such holders in respect of the retraction date pursuant to paragraph 2.01(b).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for any change in the dividend rate with the transfer agent for the Second Preferred Shares Series P.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series P or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1) and it is a term of the issue of any of the Second Preferred Shares Series P that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares Series P shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

2.01 General Provisions

(a) A holder of Second Preferred Shares Series P shall have the privilege (the "retraction privilege") of requiring the Corporation to redeem all or any of such holder's Second Preferred Shares Series P on December 2, 1996 (the "retraction date"), at a price (the "retraction price") of $25.00 per share plus accrued and unpaid dividends to and including such retraction date.

(b) Provided Second Preferred Shares Series P are outstanding, during the 30 day period ending October 1, 1996 the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series P a written notice (a "retraction notice") giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1)(b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series P which such holder desires to have the Corporation redeem on the retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be November 1, 1996. The retraction notice will also contain, if the Corporation determines under the provisions of paragraph 2.01(c) that it will not be permitted to redeem all the Second Preferred Shares Series P then outstanding, the statement required under the provisions of paragraph 2.01(c). The retraction notice will further contain the information required by paragraph 2.02(c)(i) hereof if the Corporation elects to issue shares of an Additional Series (as hereinafter defined) pursuant thereto.

On or before November 1, 1996, a holder of Second Preferred Shares Series P desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series P to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series P represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder on or before the retraction date of the retraction price on the redemption of the Second Preferred Shares Series P to be redeemed. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series P shall then be and be deemed to be redeemed and shall be cancelled.

Any retraction notice given by the Corporation pursuant to this paragraph 2.01(b) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of the retraction privilege or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series P by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 2.01(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(c) Subject as provided in this paragraph 2.01(c), the Corporation shall on the retraction date redeem all Second Preferred Shares Series P in respect of which holders shall have duly exercised the retraction privilege. Upon payment as set out in paragraph 2.01 (b) by the Corporation of the retraction price for the Second Preferred Shares Series P so redeemed, the Second Preferred Shares Series P redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof. If, prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraph 2.01(b), the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series P then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Shares Series P which it then believes it will be permitted to redeem on the retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series P in respect of which the holders thereof have exercised their rights under the retraction privilege would be contrary to any of the aforementioned provisions of law or any such trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case, if a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series P in respect of which the holders thereof have exercised their rights under the retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture securing bonds, debentures or other securities of the Corporation, from purchasing the lesser of (i) the Second Preferred Shares Series P then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series P a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series P by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $25.00 per share plus accrued and unpaid dividends to and including such first dividend payment date. The provisions of paragraph 2.01(b) shall apply to such retraction privilege mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

2.02 Exchange

(a) The directors of the Corporation may at their option, on or before October 1, 1996, designate a new series of Series Second Preferred Shares (the "Additional Series") into which, upon and subject to the terms hereinafter set forth, the holders of Second Preferred Shares Series P shall have the right to exchange Second Preferred Shares Series P on the basis of one share of the Additional Series for each share of the Second Preferred Shares Series P.

(b) On any such exchange of Second Preferred Shares Series P, the certificate or certificates representing the shares of the Additional Series resulting therefrom shall be issued, at the expense of the Corporation, in the name of the holder of the Second Preferred Shares Series P exchanged or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

(c) The Corporation may issue the Additional Series only if:

(i) the directors of the Corporation shall have elected, and shall have communicated such election in the retraction notice, to offer holders of the Second Preferred Shares Series P the right to exchange described in paragraph 2.02(a);

(ii) the Corporation obtains, effective on or before November 1, 1996, a Certificate of Amendment designating the Additional Series, fixing the number of shares thereof (which shall be at least equal to the number of Second Preferred Shares Series P outstanding at the close of business on the business day prior to the effective date of such Certificate of Amendment) and setting forth the rights, privileges, restrictions and conditions attaching thereto as a series, including the period during which Second Preferred Shares Series P will be exchangeable for shares of the Additional Series (which period shall commence no later than December 2, 1996 (the retraction date) and end no earlier than January 6, 1997) and, to the extent not already provided in these share provisions, the manner in which exchanges shall be effected, including a statement that the holders of the Second Preferred Shares Series P will be required to complete a notice of exchange accompanying the retraction notice and to deposit irrevocably the completed notice of exchange and the certificates to be exchanged with the transfer agent for the Second Preferred Shares Series P on or before November 1, 1996;

(iii) all dividends then payable on the Second Preferred Shares Series P then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Second Preferred Shares Series P accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon have been declared and paid or set apart for payment and the Corporation is not otherwise in default under the rights, privileges, restrictions and conditions attaching to any such shares;

(iv) the Corporation uses its best efforts to qualify, if necessary, shares of the Additional Series for distribution or distribution to the public, as the case may be, upon the exchange of Second Preferred Shares Series P for shares of the Additional Series in all provinces and territories of Canada in which there are then addresses of holders of Second Preferred Shares Series P appearing in the-books of the Corporation or in which there is a stock exchange upon which the Second Preferred Shares Series P are then listed for trading; and

(v) the Corporation has used and continues to use its best efforts to have the shares of the Additional Series listed for trading on each stock exchange on which the Second Preferred Shares Series P are then listed for trading.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (6) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series P outstanding from time to time

(a) through the facilities of any stock exchange on which the Second Preferred Shares Series P are listed,

(b) by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series P outstanding, or

(c) in any other manner,

at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable; provided, however, that in the case of a purchase in any manner other than as provided in subparagraphs (a) and (b) of this paragraph (3), the price which the Corporation may pay for any Second Preferred Shares Series P so purchased shall not exceed $25.00 per share plus in all cases all accrued and unpaid dividends up to the date of purchase and costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second Preferred Shares Series P are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series P so tendered by each of the holders of Second Preferred Shares Series P who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series P under the provisions of this paragraph (3), the shares so purchased shall then be and be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series P or any of them prior to December 2, 1996. Subject to the foregoing, and to the provisions of paragraph (6), the corporation may in the manner provided by paragraph (4)(b) redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series P on payment of $25.00 (the "redemption price") for each share to be redeemed together with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on such shares up to the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series P under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series P to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series P. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the Second Preferred Shares Series P held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series P to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series P called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series P shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series P called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series P, to deposit the redemption price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series P called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series P in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Second Preferred Shares Series P is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(5) Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series P shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends thereon, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on the Second Preferred Shares Series P have been paid up to the date of such distribution and, if such liquidation, dissolution, winding-up or distribution is voluntary, an additional amount as a premium equal to $1.00 per share if such event commences prior to December 2, 1996, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A non-voting shares or Class B common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series P in any respect. After payment to the holders of the Second Preferred Shares Series P of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(6) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series P are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series P and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series P then outstanding with respect to payment of dividends, unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

(7) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series P are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series P) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series P with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series P with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on the Second Preferred Shares Series P and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series P with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(8) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series P without the prior approval of the holders of the Second Preferred Shares Series P given as specified in paragraph (9), nor shall the number of Second Preferred Shares Series P be increased without such approval; provided, however, that nothing in this paragraph (8) shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series P shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(9) Sanction by Holders of Second Preferred Shares Series P

The approval of the holders of the Second Preferred Shares Series P with respect to any and all matters referred to in these Articles of Amendment may be given in writing by all of the holders of the Second Preferred Shares Series P for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series P duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all

Second Preferred Shares Series P then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series P then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series P present in person or so represented by proxy, whether or not they hold a majority of all Second Preferred Shares Series P then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series P. Notice of any such original meeting of the holders of the Second Preferred Shares Series P shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be these from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Second Preferred Shares Series P present in person or represented by proxy shall be entitled to one (1) vote in respect of each of the Second Preferred Shares Series P held by such holder.

(10) Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of the Second Preferred Shares Series P will be required to pay tax on dividends received on the Second Preferred Shares Series P under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

(11) Amendments

The provisions of paragraphs (1) to (10), inclusive, and of this paragraph (11), or any of them, may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Second Preferred Shares Series P given as specified in paragraph (9), in addition to any other approval required by the Canada Business Corporations Act.

III-Q Series Second Preferred Shares, Series Q

5,000,000 of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series Q (the "Second Preferred Shares Series Q"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series Q shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series Q shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.475 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of March, June, September and December (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on December 1, 1993. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series Q then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series Q shall accrue from such date or dates as may in the case of each issue be determined by the directors or, in case no date is so determined, from the date of issue.

(b) Subject to applicable law, the directors may in their discretion at any time on or before October 1, 1998, effective as at December 1, 1998, fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series Q are to be paid at an annual rate higher than $1.475 per share, in which event such higher rate shall thereafter be applicable for all purposes of these Second Preferred Shares Series Q provisions. In the event that the directors so determine to increase the dividend rate as at December 1, 1998, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares Series Q in the retraction notice to be sent by the Corporation to all such holders in respect of the retraction date pursuant to paragraph 2.01(b).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for any change in the dividend rate with the transfer agent for the Second Preferred Shares Series Q.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series Q or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1) and it is a term of the issue of any of the Second Preferred Shares Series Q that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares Series Q shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

2.01 General Provisions

(a) A holder of Second Preferred Shares Series Q shall have the privilege (the "retraction privilege") of requiring the Corporation to redeem all or any of such holder's Second Preferred Shares Series Q on December 1, 1998 (the "retraction date"), at a price of $25.00 per share (the "retraction price") plus accrued and unpaid dividends to but excluding such retraction date.

(b) Provided Second Preferred Shares Series Q are outstanding, during the 30 day period ending October 1, 1998 the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series Q a written notice (a "retraction notice") giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1)(b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series Q which such holder desires to have the Corporation redeem on the retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be November 2, 1998. The retraction notice will also contain, if the Corporation determines under the provisions of paragraph 2.01(c) that it will not be permitted to redeem all the Second Preferred Shares Series Q then outstanding, the statement required under the provisions of paragraph 2.01(c). The retraction notice will further contain the information required by paragraph 2.02(c)(i) hereof if the Corporation elects to issue shares of an Additional Series (as hereinafter defined) pursuant thereto.

On or before November 2, 1998, a holder of Second Preferred Shares Series Q desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series Q to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series Q represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder on or before the retraction date of the retraction price and accrued and unpaid dividends on the redemption of the Second Preferred Shares Series Q to be redeemed. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series Q shall then be and be deemed to be redeemed and shall be cancelled.

Any retraction notice given by the Corporation pursuant to this paragraph 2.01(b) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of the retraction privilege or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred

Shares Series Q by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 2.01(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(c) Subject as provided in this paragraph 2.01(c), the Corporation shall on the retraction date redeem all Second Preferred Shares Series Q in respect of which holders shall have duly exercised the retraction privilege. Upon payment as set out in paragraph 2.01(b) by the Corporation of the retraction price and accrued and unpaid dividends for the Second Preferred Shares Series Q so redeemed, the Second Preferred Shares Series Q redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof. If, prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraph 2.01(b), the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series Q then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Shares Series Q which it then believes it will be permitted to redeem on the retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series Q in respect of which the holders thereof have exercised their rights under the retraction privilege would be contrary to any of the aforementioned provisions of law or any such trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case, if a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series Q in respect of which the holders thereof have exercised their rights under the retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture securing bonds, debentures or other securities of the Corporation, from purchasing the lesser of (i) the Second Preferred Shares Series Q then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series Q a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series Q by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $25.00 per share plus accrued and unpaid dividends to and including such first dividend payment date. The provisions of paragraph 2.01(b) shall apply to such retraction privilege mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

2.02 Exchange

(a) The directors of the Corporation may at their option, on or before October 1, 1998, designate a new series of Series Second Preferred Shares (the "Additional Series") into which, upon and subject to the terms hereinafter set forth, the holders of Second Preferred Shares Series Q shall have the right to exchange Second Preferred Shares Series Q on the basis of one share of the Additional Series for each share of the Second Preferred Shares Series Q.

(b) On any such exchange of Second Preferred Shares Series Q, the certificate or certificates representing the shares of the Additional Series resulting therefrom shall be issued, at the expense of the Corporation, in the name of the holder of the Second Preferred Shares Series Q exchanged or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

(c) The Corporation may issue the Additional Series only if:

(i) the directors of the Corporation shall have elected, and shall have communicated such election in the retraction notice, to offer holders of the Second Preferred Shares Series Q the right to exchange described in paragraph 2.02 (a);

(ii) the Corporation obtains, effective on or before November 2, 1998, a Certificate of Amendment designating the Additional Series, fixing the number of shares thereof (which shall be at least equal to the number of Second Preferred Shares Series Q outstanding at the close of business on the business day prior to the effective date of such Certificate of Amendment) and setting forth the rights, privileges, restrictions and conditions attaching thereto as a series, including the period during which Second Preferred Shares Series Q will be exchangeable for shares of the Additional Series (which period shall commence no earlier than November 16, 1998 and no later than December 1, 1998 (the retraction date) and end no earlier than January 4, 1999) and, to the extent not already provided in these share provisions, the manner in which exchanges shall be effected, including a statement that the holders of the Second Preferred Shares Series Q will be required to complete a notice of exchange accompanying the retraction notice and to deposit irrevocably the completed notice of exchange and the certificates to be exchanged with the transfer agent for the Second Preferred Shares Series Q on or before November 2, 1998;

(iii) all dividends then payable on the Second Preferred Shares Series Q then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Second Preferred Shares Series Q accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon have been declared and paid or set apart for payment and the Corporation is not otherwise in default under the rights, privileges, restrictions and conditions attaching to any such shares;

(iv) the Corporation uses its best efforts to qualify, if necessary, shares of the Additional Series for distribution or distribution to the public, as the case may be, upon the exchange of Second Preferred Shares Series Q for shares of the Additional Series in all provinces and territories of Canada in which there are then addresses of holders of Second Preferred Shares Series Q appearing in the books of the Corporation or in which there is a stock exchange upon which the Second Preferred Shares Series Q are then listed for trading; and

(v) the Corporation has used and continues to use its best efforts to have the shares of the Additional Series listed for trading on each stock exchange on which the Second Preferred Shares Series Q are then listed for trading.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (6) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series Q outstanding from time to time

(a) through the facilities of any stock exchange, on which the Second Preferred Shares Series Q are listed,

(b) by invitation for tenders addressed to alt the holders of record of the Second Preferred Shares Series Q outstanding, or

(c) in any other manner,

at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable; provided, however, that in the case of a purchase in any manner other than as provided in subparagraphs (a) and (b) of this paragraph (3), the price which the Corporation may pay for any Second Preferred Shares Series Q so purchased shall not exceed $25.00 per share plus in all cases all accrued and unpaid dividends up to the date of purchase and costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second Preferred Shares Series Q are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series Q so tendered by each of the holders of Second Preferred Shares Series Q who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series Q under the provisions of this paragraph (3), the shares so purchased shall then be and be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series Q or any of them prior to December 1, 1998. Subject to the foregoing, and to the provisions of paragraph (6), the Corporation may in the manner provided by paragraph (4)(b) redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series Q on payment of $25.00 (the "redemption price") for each share to be redeemed together with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on such shares up to but excluding the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series Q under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series Q to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series Q. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the Second Preferred Shares Series Q held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series Q to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series Q called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series Q shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series Q called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series Q, to deposit the redemption price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series Q called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series Q in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Second Preferred Shares Series Q is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(5) Liquidation Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the pose of winding-up its affairs, the holders of the Second Preferred Shares Series Q shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends thereon, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on the Second Preferred Shares Series Q have been paid up to but excluding the date of such distribution and, if such liquidation, dissolution, winding-up or distribution is voluntary, an additional amount as a premium equal to $1.00 per share if such event commences prior to December 1, 1998, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A non-voting shares or Class

B common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series Q in any respect. After payment to the holders of the Second Preferred Shares Series Q of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(6) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series Q are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series Q and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series Q then outstanding with respect to payment of dividends, unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

(7) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series Q are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series Q on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series Q with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series Q with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on the Second Preferred Shares Series Q and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series Q with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(8) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series Q without the prior approval of the holders of the Second Preferred Shares Series Q given as specified in paragraph (9), nor shall the number of Second Preferred Shares Series Q be increased without such approval; provided, however, that nothing in this paragraph (8) shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series Q shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(9) Sanction by Holders of Second Preferred Shares Series

The approval of the holders of the Second Preferred Shares Series Q with respect to any and all matters referred to in these Second Preferred Shares Series Q provisions may be given in writing by all of the holders of the Second Preferred Shares Series Q for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series Q duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series Q then outstanding are present in person or represented by proxy in accordance with the bylaws of the Corporation; provided, however, that, if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series Q then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series Q present in person or so represented by proxy, whether or not they hold a majority of all Second Preferred Shares Series Q then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series Q. Notice of any such original meeting of the holders of the Second Preferred Shares Series Q shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Second Preferred Shares Series Q present in person or represented by proxy shall be entitled to one (1) vote in respect of each of the Second Preferred Shares Series Q held by such holder.

(10) Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2 (1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of the Second Preferred Shares Series Q will be required to pay tax on dividends received on the Second Preferred Shares Series Q under section 187.2 or Part IV.1 of such Act or any successor or replacement provision of similar effect.

(11) Amendments

The provisions of paragraphs (1) to (10), inclusive, and of this paragraph (11), or any of them, may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Second Preferred Shares Series Q given as specified in paragraph (9), in addition to any other approval required by the Canada Business Corporations Act.

III-R Series Second Preferred Shares, Series R

6,000,000 of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series R (the "Second Preferred Shares Series R"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series R shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series R shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.325 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of March, June, September and December (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on June 1, 1994. If on any dividend payment date the dividend payable on such date is not paid in full on all of the, Second Preferred Shares Series R then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series R shall accrue from such date or dates as may in the case of each issue be determined by the directors or, in case no date is so determined, from the date of issue.

(b) Subject to applicable law, the directors may in their discretion at any time on or before March 31, 1999, effective as at June 1, 1999, fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series R are to be paid at an annual rate higher than $1.325 per share, in which event such higher rate shall thereafter be applicable for all purposes of these Second Preferred Shares Series R provisions. In the event that the directors so determine to increase the dividend rate as at June 1, 1999, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares Series R in the retraction notice to be sent by the Corporation to all such holders in respect of the retraction date pursuant to paragraph 2.01(b).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for any change in the dividend rate with the transfer agent for the Second Preferred Shares Series R.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series R or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1) and it is a term of the issue of any of the Second Preferred Shares Series R that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares Series R shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

2.01 General Provisions

(a) A holder of Second, Preferred Shares Series R shall have the privilege the "retraction privilege") of requiring the Corporation to redeem all or any of such holder's Second Preferred Shares Series R on June 1, 1999 (the "retraction date"), at a price of $25.00 per share (the "retraction price") plus accrued and unpaid dividends to but excluding such retraction date.

(b) Provided Second Preferred Shares Series R are outstanding, during the 30 day period ending March 31, 1999 the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series R a written notice (a "retraction notice") giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1)(b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series R which such holder desires to have the Corporation redeem on the retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be April 30, 1999. The retraction notice will also contain, if the Corporation determines under the provisions of paragraph 2.01(c) that it will not be permitted to redeem all the Second Preferred Shares Series R then outstanding, the statement required under the provisions of paragraph 2.01(c). The retraction notice will further contain the information required by paragraph 2.02(c)(i) hereof if the Corporation elects to issue shares of an Additional Series (as hereinafter defined) pursuant thereto.

On or before April 30, 1999, a holder of Second Preferred Shares Series R desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series R to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series R represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder on or before the retraction date of the retraction price and accrued and unpaid dividends on the redemption of the Second Preferred Shares Series R to be redeemed. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series R shall then be and be deemed to be redeemed and shall be cancelled.

Any retraction notice given by the Corporation pursuant to this paragraph 2.01(b) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of the retraction privilege or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series R by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 2.01(b) to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(c) Subject as provided in this paragraph 2.01(c), the Corporation shall on the retraction date redeem all Second Preferred Shares Series R in respect of which holders shall have duly exercised the retraction privilege. Upon payment as set out in paragraph 2.01(b) by the Corporation of the retraction price and accrued and unpaid dividends for the Second Preferred Shares Series R so redeemed, the Second Preferred Shares Series R redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof. If, prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraph 2.01(b), the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series R then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Shares Series R which it then believes it will be permitted to redeem on the retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series R in respect of which the holders thereof have exercised their rights under the retraction privilege would be contrary to any of the aforementioned provisions of law or any such trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case, if a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series R in respect of which the holders thereof have exercised their rights under the retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture securing bonds, debentures or other securities of the Corporation, from purchasing the lesser of (i) the Second-Preferred Shares Series R then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series R a notice in writing establishing a retraction privilege for the redemption of such number of Second Preferred Shares Series R by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $25.00 per share plus accrued and unpaid dividends to such first dividend payment date. The provisions of paragraph 2.01(b) shall apply to such retraction privilege mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be the day prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

2.02 Exchange

(a) The directors of the Corporation may at their option, on or before March 31, 1999, designate a new series of Series Second Preferred Shares (the "Additional Series") into which, upon and subject to the terms hereinafter set forth, the holders of Second Preferred Shares Series R shall have the right to exchange Second Preferred Shares Series R on the basis of one share of the Additional Series for each share of the Second Preferred Shares Series R.

(b) On any such exchange of Second Preferred Shares Series R, the certificate or certificates representing the shares of the Additional Series resulting therefrom shall be issued, at the expense of the Corporation, in the name of the holder of the Second Preferred Shares Series R exchanged or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

(c) The Corporation may issue the Additional Series only if:

(i) the directors of the Corporation shall have elected, and shall have communicated such election in the retraction notice, to offer holders of the Second Preferred Shares Series R the right to exchange described in paragraph 2.02 (a);

(ii) the Corporation obtains, effective on or before April 30, 1999, a Certificate of Amendment designating the Additional Series, fixing the number of shares thereof (which shall be at least equal to the number of Second Preferred Shares Series R outstanding at the close of business on the business day prior to the effective date of such Certificate of Amendment) and setting forth the rights, privileges, restrictions and conditions attaching thereto as a series, including the period during which Second Preferred Shares Series R will be exchangeable for shares of the Additional Series (which period shall commence no earlier than May 17, 1999 and no later than June 1, 1999 (the retraction date) and end no earlier than July 2, 1999) and, to the extent not already provided in these share provisions, the manner in which exchanges shall be effected, including a statement that the holders of the Second Preferred Shares Series R will be required to complete a notice of exchange accompanying the retraction notice and to deposit irrevocably the completed notice of exchange and the certificates to be exchanged with the transfer agent for the Second Preferred Shares Series R on or before April 30, 1999;

(iii) all dividends then payable on the Second Preferred Shares Series R then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Second Preferred Shares Series R accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon have been declared and paid or set apart for payment and the Corporation is not otherwise in default under the rights, privileges, restrictions and conditions attaching to any such shares;

(iv) the Corporation uses its best efforts to qualify, if necessary, shares of the Additional Series for distribution or distribution to the public, as the case may be, upon the exchange of Second Preferred Shares Series R for shares of the Additional Series in all provinces and territories of Canada in which there are then addresses of holders of Second Preferred Shares Series R appearing in the books of the Corporation or in which there is a stock exchange upon which the Second Preferred Shares Series R are then listed for trading; and

(v) the Corporation has used and continues to use its best efforts to have the shares of the Additional Series listed for trading on each stock exchange on which the Second Preferred Shares Series R are then listed for trading.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (6) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series R outstanding from time to time

(a) through the facilities of any stock exchange on which the Second Preferred Shares Series R are listed,

(b) by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series R outstanding, or

(c) in any other manner;

at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable; provided, however, that in the case of a purchase in any manner other than as provided in subparagraphs (a) and (b) of this paragraph (3), the price which the Corporation may pay for any Second Preferred Shares Series R so purchased shall not exceed $25.00 per share plus in all cases all accrued and unpaid dividends up to the date of purchase and costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second Preferred Shares Series R are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series R so tendered by each of the holders of Second Preferred Shares Series R who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series R under the provisions of this paragraph (3), the shares so purchased shall then be and be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series R or any of them prior to June 1, 1999. Subject to the foregoing, and to the provisions of paragraph (6), the Corporation may in the manner provided by paragraph (4)(b) redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series R on payment of $25.00 (the "redemption price") for each share to be redeemed together with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on such shares up to but excluding the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series R under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series R to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series R. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the Second Preferred Shares Series R held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series R to be redeemed the redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series R called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series R shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series R called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series R, to deposit the redemption price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series R called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series R in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Second Preferred Shares Series R is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(5) Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series R shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends thereon, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on the Second Preferred Shares Series R have been paid up to but excluding the date of such distribution and, if such liquidation, dissolution, winding-up or distribution is voluntary, an additional amount as a premium equal to $1.00 per share if such event commences prior to June 1, 1999, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A non-voting shares or Class B common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series R in any respect. After payment to the holders of the Second Preferred Shares Series R of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(6) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series R are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series R and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series R then outstanding with respect to payment of dividends, unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

(7) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series R are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series R) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series R with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series R with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on the Second Preferred Shares Series R and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series R with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(8) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series R without the prior approval of the holders of the Second Preferred Shares Series R given as specified in paragraph (9), nor shall the number of Second Preferred Shares Series R be increased without such approval; provided, however, that nothing in this paragraph (8) shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series R shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(9) Sanction by Holders of Second Preferred Shares Series R

The approval of the holders of the Second Preferred Shares Series R with respect to any and all matters referred to in these Second Preferred Shares Series R provisions may be given in writing by all of the holders of the Second Preferred Shares Series R for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series R duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series R then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series R then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series R present in person or so represented by proxy, whether or not they hold a majority of all Second Preferred Shares Series R then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series R. Notice of any such original meeting of the holders of the Second Preferred Shares Series R shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting nor adjourned meeting, each holder of Second Preferred Shares Series R present in person or represented by proxy shall be entitled to one (1) vote in respect of each of the Second Preferred Shares Series R held by such holder.

(10) Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2 (1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of the Second Preferred Shares Series R will be required to pay tax on dividends received on the Second Preferred Shares Series R under section 187.2 or Part IV.1 of such Act or any successor or replacement provision of similar effect.

(11) Amendments

The provisions of paragraphs (1) to (10), inclusive, and of this paragraph (11), or any of them, may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Second Preferred Shares Series R given as specified in paragraph (9), in addition to any other approval required by the Canada Business Corporations Act.

III-S Series Second Preferred Shares, Series S

2,000,000 of the Series Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series S (the "Second Preferred Shares Series S"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series S shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series S shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.65 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of March, June, September and December (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on March 1, 1995. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series S then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series S shall accrue from such date or dates as may in the case of each issue be determined by the directors or, in case no date is so determined, from the date of issue.

(b) Subject to applicable law, the directors may in their discretion at any time on or before December 31, 1999, effective as at March 1, 2000, fix the annual rate per share (the "dividend rate") at which fixed cumulative preferential cash dividends on the Second Preferred Shares Series S are to be paid at an annual rate higher than $1.65 per share, in which event such higher rate shall thereafter be applicable for all purposes of these Second Preferred Shares Series S provisions. In the event that the directors so determine to increase the dividend rate as at March 1, 2000, the Corporation shall give notice of such increased dividend rate to all holders of Second Preferred Shares Series S in the retraction notice to be sent by the Corporation to all such holders in respect of the retraction date pursuant to paragraph 2.01(b).

The Corporation shall, in addition, file a copy of the resolution of its board of directors providing for any increase in the dividend rate with the transfer agent for the Second Preferred Shares Series S.

(c) Nothing herein contained shall require or be deemed to require any sanction or consent from the holders of the Second Preferred Shares Series S or any of them to an increase of the dividend rate in accordance with the foregoing provisions of this paragraph (1), and it is a term of the issue of any of the Second Preferred Shares Series S that the holders consent to any such increase of the dividend rate. The holders of the Second Preferred Shares Series S shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(d) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends.

(2) Retraction Privilege

2.01 General Provisions

(a) A holder of Second Preferred Shares Series S shall have the privilege (the "retraction privilege") of requiring the Corporation to redeem all or any of such holder's Second Preferred Shares Series S on March 1, 2000 (the "retraction date"), at a price of $25.00 per share (the "retraction price") plus accrued and unpaid dividends to but excluding such retraction date.

(b) Provided Second Preferred Shares Series S are outstanding, during the 30 day period ending December 31, 1999 the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series S a written notice (a "retraction notice") giving details of the retraction privilege together with notice of any increase in the dividend rate effected pursuant to paragraph (1) (b) hereof and specifying a place or places for the deposit by the holder of the certificate or certificates representing the Second Preferred Shares Series S which such holder desires to have the Corporation redeem on the retraction date and the date on or prior to which such deposit shall be made by such holder in order to exercise such retraction privilege, which date shall be February 1, 2000 (the "deposit date"). The retraction notice will also contain, if the Corporation determines under the provisions of paragraph 2.01 (c) that it will not be permitted to redeem all the Second Preferred Shares Series S then outstanding, the statement required under the provisions of paragraph 2.01(c). The retraction notice will further contain the information required by paragraph 2.02 hereof if the Corporation elects to issue shares of an Additional Series (as hereinafter defined) pursuant thereto.

On or before the deposit date, a holder of Second Preferred Shares Series S desiring to exercise the retraction privilege shall deposit the certificate or certificates representing the Second Preferred Shares Series S to be redeemed together with a written notice signed by the holder requesting redemption of the Second Preferred Shares Series S represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to make payment to the holder on or before the retraction date of the retraction price and accrued and unpaid dividends on the redemption of the Second Preferred Shares Series S to be redeemed. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series S shall then be and be deemed to be redeemed and shall be cancelled.

(c) Subject as provided in this paragraph 2.01(c), the Corporation shall on the retraction date redeem all Second Preferred Shares Series S in respect of which holders shall have duly exercised the retraction privilege. Upon payment as set out in paragraph 2.01(b) by the Corporation of the retraction price and accrued and unpaid dividends for the Second Preferred Shares Series S so redeemed, the Second Preferred Shares Series S redeemed shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof. If, prior to the mailing or publication of a notice giving details of the retraction privilege in accordance with paragraphs 2.01(b) and 2.03, the Corporation determines that it will not be permitted, under the provisions of any applicable law or under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to redeem all the Second Preferred Shares Series S then outstanding, the Corporation shall include therein a statement of the maximum number of Second Preferred Shares Series S which it then believes it will be permitted to redeem on the retraction date and, provided that the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all Second Preferred Shares Series S in respect of which the holders thereof have exercised their rights under the retraction privilege would be contrary to any of the aforementioned provisions of law or any such trust indenture, the maximum sum of money that may be applied in such redemption shall be rounded to the next lower multiple of $100,000 and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case, if a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(d) If the Corporation fails to redeem, because of provisions of applicable law or the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, any of the Second Preferred Shares Series S in respect of which the holders thereof have exercised their rights under the retraction privilege, then as soon as reasonably feasible after the Corporation is no longer prevented, under any of the aforementioned provisions of law or of any trust indenture securing bonds, debentures or other securities of the Corporation, from redeeming the lesser of (i) the Second Preferred Shares Series S then outstanding and (ii) 10,000 of such shares, the Corporation shall mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series S a notice in writing establishing a retraction privilege for the redemption of such number of Second

Preferred Shares Series S by the Corporation on the first dividend payment date which is not less than 30 days subsequent to the date of such notice at a price of $25.00 per share plus accrued and unpaid dividends to but excluding such first dividend payment date. The provisions of paragraphs 2.01(b) and 2.03 shall apply to such retraction privilege mutatis mutandis, except that the date on or prior to which deposit shall be made by such holder in order to exercise such retraction privilege shall be 10 days prior to such first dividend payment date and no alternate means of giving notice shall apply in the event of a threatened or actual disruption in the mail service.

2.02 Exchange

(a) The directors of the Corporation may at their option, on or before December 31, 1999, designate a new series of Series Second Preferred Shares (the "Additional Series") into which, upon and subject to the terms hereinafter set forth, the holders of Second Preferred Shares Series S shall have the right (the "exchange right") to exchange Second Preferred Shares Series S on the basis of one share of the Additional Series for each share of the Second Preferred Shares Series S.

(b) If the directors elect to offer holders of the Second Preferred Shares Series S an exchange right, the Corporation shall include in the retraction notice details of the exchange right, including the place or places for the deposit by a registered holder of the certificate or certificates representing the Second Preferred Shares Series S which such holder desires to exchange and the date on or prior to which such deposit shall be made by such holder in order to exercise such exchange right, which date shall be the deposit date.

On or before the deposit date, a holder of Second Preferred Shares Series S desiring to exercise the exchange right shall deposit the certificate or certificates representing the Second Preferred Shares Series S to be exchanged together with a written notice signed by the holder requesting exchange of the Second Preferred Shares Series S represented by such certificate or certificates or such lesser number thereof as may be specified in such notice. If a part only of the shares represented by any certificate shall be exchanged, a new certificate for the balance shall be issued at the expense of the Corporation. Such deposit shall be irrevocable unless the Corporation shall fail to satisfy the conditions specified in paragraph 2.02 (c) on or before the date of issue of the Additional Series. Subject as provided in paragraphs 2.02 (b) and 2.02 (c), the Corporation shall on the retraction date issue shares of the Additional Series in exchange for all Second Preferred Shares Series S in respect of which holders shall have duly exercised the exchange right. Upon the issuance of the shares of the Additional Series, the Second Preferred Shares Series S exchanged shall be cancelled.

(c) The Corporation may issue the Additional Series only if:

(i) the directors of the Corporation shall have elected, and shall have communicated such election in the retraction notice, to offer holders of the Second Preferred Shares Series S the exchange right;

(ii) the Corporation obtains, effective prior to March l, 2000, a Certificate of Amendment designating the Additional Series, fixing the number of shares thereof (which shall be at least equal to the number of Second Preferred Shares Series S outstanding at the close of business on the business day prior to the effective date of such Certificate of Amendment) and setting forth the rights, privileges, restrictions and conditions attaching thereto as a series;

(iii) all dividends on the Second Preferred Shares Series S accrued up to the retraction date and all dividends then payable on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Second Preferred Shares Series S accrued up to the immediately preceding respective date or dates for the payment of dividends thereon have been declared and paid or set apart for payment and the Corporation is not otherwise in default under the rights, privileges, restrictions and conditions attaching to any such shares;

(iv) the Corporation has qualified, if necessary, shares of the Additional Series for distribution or distribution to the public, as the case may be, upon the exchange of Second Preferred Shares Series S for shares of the Additional Series in all provinces and territories of Canada in which there are then addresses of holders of Second Preferred Shares Series S appearing in the books of the Corporation or in which there is a stock exchange upon which the Second Preferred Shares Series S are then listed for trading; and

(v) the Corporation has used and continues to use its best efforts to have the shares of the Additional Series listed for trading on each stock exchange on which the Second Preferred Shares Series S are then listed for trading.

(d) On any such exchange of Second Preferred Shares Series S, the certificate or certificates representing the shares of the Additional Series resulting therefrom shall be issued, at the expense of the Corporation, in the name of the holder of the Second Preferred Shares Series S exchanged or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

2.03 Notice

Any notice given by the Corporation pursuant to this paragraph (2) shall be mailed in a prepaid letter addressed to each shareholder entitled thereto at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of the retraction privilege or exchange right or a change in the dividend rate. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Second Preferred Shares Series S by means of publication twice in successive weeks in a newspaper of general circulation published in each of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Edmonton, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 2.03 to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

(3) Purchase for Cancellation

Subject to the provisions of paragraph (6) and subject to such of the provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series S outstanding from time to time

(a) through the facilities of any stock exchange on which the Second Preferred Shares Series S are listed,

(b) by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series S outstanding, or

(c) in any other manner,

at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable; provided, however, that in the case of a purchase in any manner other than as provided in subparagraphs (a) and (b) of this paragraph (3), the price which the Corporation may pay for any Second Preferred Shares Series S so purchased shall not exceed $25.00 per share plus in all cases all accrued and unpaid dividends up to but excluding the date of purchase and costs of purchase. If upon any invitation for tenders under the provisions of this paragraph (3) more Second Preferred Shares Series S are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series S so tendered by each of the holders of Second Preferred Shares Series S who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series S under the provisions of this paragraph (3), the shares so purchased shall then be and be deemed to be redeemed and shall be cancelled.

(4) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series S or any of them prior to March 1, 2000. Subject to the foregoing, and to the provisions of paragraph (6), the Corporation may in the manner provided by paragraph (4)(b) redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series S on payment of $25.00 (the "redemption price") for each share to be redeemed together with all accrued and unpaid dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on such shares up to but excluding the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series S under the provisions of this paragraph (4), the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series S to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series S. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and accrued and unpaid dividends and the date on which redemption is to take place and if part only of the Second Preferred Shares Series S held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series S to be redeemed the redemption price plus accrued and unpaid dividends on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series S called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series S shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Second Preferred Shares Series S called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price plus accrued and unpaid dividends shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series S, to deposit the redemption price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption, together with accrued and unpaid dividends thereon, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series S called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series S in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Second Preferred Shares Series S is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(5) Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series S shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid dividends thereon, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on the Second Preferred Shares Series S have been paid up to but excluding the date of such distribution and, if such liquidation, dissolution, winding-up or distribution is voluntary, an additional amount as a premium equal to $1.00 per share if such event commences prior to March 1, 2000, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A non-voting shares or Class B common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series S in any respect. After payment to the holders of the Second Preferred Shares Series S of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(6) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series S are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series S and all the Cumulative Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series S then outstanding with respect to payment of dividends, unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

(7) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series S are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series S) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series S with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series S with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on the Second Preferred Shares Series S and on the Cumulative Preferred Shares and the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series S with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(8) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series S without the prior approval of the holders of the Second Preferred Shares Series S given as specified in paragraph (9), nor shall the number of Second Preferred Shares Series S be increased without such approval; provided, however, that nothing in this paragraph (8) shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series S shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(9) Sanction by Holders of Second Preferred Shares Series S

The approval of the holders of the Second Preferred Shares Series S with respect to any and all matters referred to in these Second Preferred Shares Series S provisions may be given in writing by all of the holders of the Second Preferred Shares Series S for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series S duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series S then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series S then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series S present in person or so represented by proxy, whether or not they hold a majority of all Second Preferred Shares Series S then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series S. Notice of any such original meeting of the holders of the Second Preferred Shares Series S shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Second Preferred Shares Series S present in person or represented by proxy shall be entitled to one (1) vote in respect of each of the Second Preferred Shares Series S held by such holder.

(10) Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2 (1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of the Second Preferred Shares Series S will be required to pay tax on dividends received on the Second Preferred Shares Series S under section 187.2 or Part IV.1 of such Act or any successor or replacement provision of similar effect.

(11) Amendments

The provisions of paragraphs (1) to (10), inclusive, and of this paragraph (11), or any of them, may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Second Preferred Shares Series S given as specified in paragraph (9), in addition to any other approval required by the Canada Business Corporations Act.

III-T Series Second Preferred Shares, Series T

1,600,000 of the Series Second Preferred Shares are designated Perpetual Cumulative Second Preferred Shares Series T (the "Second Preferred Shares Series T"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series T shall be as follows:

PART I

1.1 Definitions

All defined terms used in Part I hereof and not defined therein are defined and have the meanings ascribed to them in section 2.1 of Part II hereof.

1.2 Payment of Dividends

(a) Subject to section 1.2(e) hereof, during the Initial Five Year Term, the holders of the Second Preferred Shares Series T shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends in an amount determined in accordance with section 1.3(a) hereof, payable in equal quarterly installments on the Dividend Payment Dates in each year, subject to section 4.2(e) of Part IV hereof.

(b) After expiry of the Initial Five Year Term, for each Dividend Period falling within a Corporation Determined Term, the holders of the Second Preferred Shares Series T shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section 1.3(b) hereof, payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period, subject to section 4.2(e) of Part IV hereof.

(c) After expiry of the Initial Five Year Term, for each Dividend Period falling within a Dealer Determined Term, the holders of the Second Preferred Shares Series T shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section 1.3(c) hereof, payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period, subject to section 4.2(e) of Part IV hereof.

(d) After expiry of the Initial Five Year Term, for each Auction Dividend Period falling within an Auction Term, the holders of the Second Preferred Shares Series T as they appear on the securities register of the Corporation on the Auction Date within such Auction Dividend Period shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, monthly cumulative preferential cash dividends in an amount determined in accordance with section 1.3(d) hereof, payable, with respect to each such Auction Dividend Period, on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period.

(e) The initial dividend on the Second Preferred Shares Series T shall accrue from and include the original date of issue of the Second Preferred Shares Series T, shall be payable on March 2, 1997, and shall be in an amount determined in accordance with section 1.3(a) hereof.

(f) Cheques of the Corporation payable in lawful money of Canada, rounded to the nearest whole cent ($0.01), shall be issued in respect of dividends on the Second Preferred Shares Series T (less any tax required to be deducted and withheld by the Corporation). The mailing by ordinary unregistered first class prepaid mail of such a cheque to a registered holder of Second Preferred Shares Series T to the address of such registered holder as it appears on the securities register of the Corporation, or if the address of any such holder does not appear, then to the last known address of such holder, on or before the fifth Business Day next preceding the applicable Dividend Payment Date or the delivery by the Corporation or the Auction Manager of such cheque on or before the Auction Dividend Payment Date, as the case may be, shall be deemed to be payment and shall satisfy and discharge all liabilities for dividends payable on such Dividend Payment Date or Auction Dividend Payment Date to the extent of the amount represented thereby (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority) unless such cheque is not paid on due presentation.

1.3 Amount of Dividends

(a) The dividend to be paid on each Second Preferred Share Series T during the Initial Five Year Term shall be the amount of $1.1575 per annum payable in equal quarterly installments of $0.289375 on each Dividend Payment Date except the first dividend which shall be payable on March 2, 1997, and shall be in the amount of $0.289375 multiplied by a fraction, the numerator of which is the number of days from and including the original date of issue of the Second Preferred Shares Series T to but excluding the first Dividend Payment Date, and the denominator of which is 90.

(b) Subject to section 1.3(e) hereof, after expiry of the Initial Five Year Term, for each Dividend Period included within a Corporation Determined Term, the dividend to be paid on each Second Preferred Share Series T on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Corporation Determined Quarterly Dividend Rate for such Dividend Period.

(c) Subject to section 1.3(e) hereof, after expiry of the Initial Five Year Term, for each Dividend Period included within a Dealer Determined Term, the dividend to be paid on each Second Preferred Share Series T on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Dealer Determined Quarterly Dividend Rate for such Dividend Period.

(d) After expiry of the Initial Five Year Term, for each Auction Dividend Period included within an Auction Term, the dividend to be paid on each Second Preferred Share Series T on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period shall be determined as follows:

> (i) on the first Auction Dividend Payment Date immediately following the end of the first Auction Dividend Period during any Auction Term, the dividend to be paid on each Second Preferred Share Series T shall be the amount which is the product of (1) $25.00, (2) 75% of the Bankers' Acceptance Rate (as defined in Part V hereof) where the Bankers' Acceptance Rate is determined on the first Business Day of such Auction Dividend Period, and (3) the number of days in the first Auction Dividend Period, all divided by 365; and
>
> (ii) on the second and subsequent Auction Dividend Payment Dates immediately following the end of the second and subsequent Auction Dividend Periods during any Auction Term, the dividend to be paid on each Second Preferred Share Series T shall be the amount which is the product of (1) $25.00, (2) the Current Dividend Rate (or such other rate per annum as may apply in accordance with Part V hereof) for each such Auction Dividend Period, determined on the Auction Date immediately prior to the beginning of such Auction Dividend Period, and (3) the number of days in such Auction Dividend Period, all divided by 365.

(e) After expiry of the Initial Five Year Term, for the first Dividend Period included within a Corporation Determined Term or a Dealer Determined Term, in either case immediately following an Auction Term, the dividend to be paid on each Second Preferred Share Series T on the Dividend Payment Date immediately following the end of such Dividend Period shall be the product of (1) $25.00, (2) four times the Corporation Determined Quarterly Dividend Rate or the Dealer Determined Quarterly Dividend Rate, as the case may be, and (3) the number of days in such Dividend Period, all divided by 365.

1.4 Cumulative Dividends

If on any Dividend Payment Date or Auction Dividend Payment Date the dividends accrued to such date are not paid in full on all Second Preferred Shares Series T then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which dividends are otherwise payable hereunder and on which the Corporation shall have sufficient moneys properly applicable to the payment of such dividends. The holders of Second Preferred Shares Series T shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

1.5 Redemption

The Second Preferred Shares Series T will not be redeemable on or before the date that is the fifth anniversary of the original date of issue of the Second Preferred Shares Series T. Subject to section 1.8 hereof, the Corporation may, upon giving notice as hereinafter provided, redeem at any time after the fifth anniversary of the original date of issue all or from time to time any of the then outstanding Second Preferred Shares Series T on payment for each share to be redeemed of an amount equal to $25.00 together with an amount equal to all accrued and unpaid dividends thereon, whether or not declared, calculated to but excluding the Redemption Date (as hereinafter defined). Such amount is herein referred to as the "Redemption Price". If less than all of the then outstanding Second Preferred Shares Series T are to be redeemed, the Second Preferred Shares Series T to be redeemed shall be redeemed as nearly as may be pro rata from each of the holders of Second Preferred Shares Series T. Any Second Preferred Share Series T which is so redeemed shall be cancelled and not reissued.

1.6 Redemption Procedure

(a) The Corporation shall, at least thirty (30) days before the date specified for redemption of Second Preferred Shares Series T, mail or deliver to each person who at the date of mailing is a registered holder of Second Preferred Shares Series T to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares Series T. Notwithstanding the foregoing, if the Corporation gives notice of its intention to redeem Second Preferred Shares Series T on a Redemption Date (as hereinafter defined) which is during an Auction Term, such notice shall be given not less than 12 days prior to the date on which the redemption is to take place, which date, in such event, must be an Auction Dividend Payment Date.

(b) Such notice shall set out the Redemption Price and the date ("Redemption Date") on which redemption is to take place and, if part only of the Second Preferred Shares Series T held by the person to whom such notice is addressed is to be redeemed, the number thereof so to be redeemed. The Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series T to be redeemed the Redemption Price therefor on presentation and surrender, at the place designated in such notice, of the certificates representing the Second Preferred Shares Series T so called for redemption. Such payment shall be made by cheque of the Corporation and shall be a full and complete discharge of the Corporation's obligation to pay the Redemption Price owed to the holders of Second Preferred Shares Series T so called for redemption to the extent of the amount represented by such cheque (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper tax authority), unless such cheque is not paid on due presentation. If part only of the Second Preferred Shares Series T represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the Redemption Date, the Second Preferred Shares Series T called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after giving notice of its intention to redeem Second Preferred Shares Series T as aforesaid, to deposit the Redemption Price for the Second Preferred Shares Series T so called for redemption (or such of the said shares as may be represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption) in a special account in any chartered bank or any trust company in Canada named in such notice or in any subsequent notice to the holders of the shares in respect of which the deposit is made, provided that the amount deposited in such an account shall be paid to the holders of such shares upon presentation and surrender to such bank or trust company of the certificates representing such shares. The Redemption Price so deposited shall be paid on or after the Redemption Date without interest to or to the order of the respective holders of such Second Preferred Shares Series T called for redemption. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Second Preferred Shares Series T in respect of which such deposit shall have been made shall be and shall be deemed to be redeemed and the rights of the holders thereof after such deposit or the Redemption Date, as the case may be, shall be limited to receiving, without interest, the Redemption Price of such Second Preferred Shares Series

T so called for redemption (less any tax required to be and in fact deducted or withheld therefrom) upon presentation and surrender of the certificates representing the holder's shares so redeemed. Any interest allowed on any such deposit shall belong to the Corporation.

(c) Redemption moneys that are represented by a cheque which was mailed to a registered holder in accordance with this section 1.6 and which has not been duly presented for payment within, or that otherwise remain unclaimed (including moneys held on deposit as aforesaid) for, a period of 5 years from the Redemption Date shall be forfeited to the Corporation.

1.7 Purchase for Cancellation

Subject to section 1.8 hereof, the Corporation may at any time and from time to time purchase for cancellation the whole or any part of the Second Preferred Shares Series T outstanding from time to time at the lowest price or prices at which, in the opinion of the directors, such shares are obtainable, but not exceeding $25.00 per share plus all accrued and unpaid dividends and costs of purchase.

1.8 Restriction on Dividends and Retirement of Shares

So long as any of the Second Preferred Shares Series T are outstanding, the Corporation shall not:

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series T) on the Class A non-voting shares or Class B common shares of the Corporation or any other shares of the Corporation ranking junior to the Second Preferred Shares Series T with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series T with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividend payable on the last preceding Dividend Payment Date or Auction Dividend Payment Date, as the case may be, on the Second Preferred Shares Series T and the dividend payable on the last preceding respective dividend payment dates on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series T with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subsections (a) and (b) of this section 1.8.

1.9 Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Second Preferred Shares Series T shall be entitled to receive in lawful money of Canada $25.00 per share together with an amount equal to all accrued and unpaid cumulative preferential dividends thereon, whether or not declared, calculated to but excluding the date of payment or distribution, the whole to be paid before any amount is paid or any property or assets of the Corporation are distributed to the holders of the Class A non-voting shares or Class B common shares of the Corporation or any other shares ranking junior to the Second Preferred Shares Series T. Upon payment to the holders of record of the Second Preferred Shares Series T of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

PART II

2.1 Interpretation and Application of Part I, Part III, Part IV and Part V

(a) For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, the following terms have the following meanings:

(i) "Auction Dividend Payment Date" shall have the meaning ascribed to that term in Part V hereof;

(ii) "Auction Dividend Period" shall have the meaning ascribed to that term in Part V hereof;

(iii) "Auction Procedures" shall mean the procedures set forth in Part V hereof for determining the applicable dividend rate for the Second Preferred Shares Series T from time to time during an Auction Term;

(iv) "Auction Term", "Auction Date" and "Auction Manager" shall have the respective meanings ascribed to those terms in Part V hereof;

(v) "Business Day" shall have the meaning ascribed to that term in Part V hereof;

(vi) "Corporation Determined Quarterly Dividend Rate" shall have the meaning ascribed to that term in Part III hereof;

(vii) "Corporation Determined Term" shall have the meaning ascribed to that term in Part III hereof;

(viii) "Current Dividend Rate" shall have the meaning ascribed to that term in Part V hereof;

(ix) "Dealer Determined Quarterly Dividend Rate" shall have the meaning ascribed to that term in Part IV hereof;

(x) "Dealer Determined Term" shall have the meaning ascribed to that term in Part IV hereof;

(xi) "Dividend Payment Dates" shall mean the second day of each of the months of March, June, September and December in each year;

(xii) "Dividend Period" shall mean the period from and including the original date of issue of the Second Preferred Shares Series T to but excluding the first Dividend Payment Date and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date except for the first Dividend Period following an Auction Term in which case "Dividend Period" shall mean the period from and including the most recent Settlement Date of the Auction Term to but excluding the next succeeding Dividend Payment Date which falls at least three calendar months after the said Settlement Date;

(xiii) "Initial Five Year Term" shall mean the five year period commencing on the original date of issue of the Second Preferred Shares Series T and ending on the fifth anniversary of the original date of issue;

(xiv) the use of the terms "ranking in priority to" or "ranking on a parity with" or "ranking junior to" or similar terms, whether used independently or in combination, mean and refer to the ranking of shares of different classes or series in respect of the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, voluntary or involuntary, or any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(xv) "Settlement Date" shall have the meaning ascribed to that term in Part V hereof.

Terms defined in Part III, Part IV or Part V hereof and used but not defined in this Part II have the meanings ascribed to them in Part III, Part IV or Part V, as the case may be.

(b) In the event that any date on which any dividend on the Second Preferred Shares Series T is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

(c) In the event of the non-receipt of a cheque by a holder of Second Preferred Shares Series T entitled to such cheque, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, shall issue to such holder a replacement cheque for the amount of such cheque.

(d) The provisions of Part III hereof with respect to the fixing of a Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term may be used by the Corporation, at the earliest, in the period between 45 days and 60 days prior to the expiry of the Initial Five Year Term, and thereafter may be used by the Corporation from time to time during a Corporation Determined Term, a Dealer Determined Term or any Auction Dividend Period, as the case may be, provided that in such circumstances such provisions are used not less than 45 days and not more than 60 days prior to the expiry of the then current Corporation Determined Term or Dealer Determined Term or are used not less than 20 days and not more than 25 days prior to the end of the relevant Auction Dividend Period, as the case may be.

(e) The provisions of Part IV hereof with respect to solicitation of Dealer Offers for the purpose of fixing a Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term may be used by the Corporation, at the earliest, 30 days prior to the expiry of the Initial Five Year Term and, thereafter, may be used by the Corporation from time to time during a Corporation Determined Term, a Dealer Determined Term or any Auction Dividend Period, as the case may be, provided that in such circumstances such provisions are used not more than 30 days and not less than 25 days prior to the expiry of the then current Corporation Determined Term or Dealer Determined Term or are used not more than 13 days and not less than 10 days prior to the end of the relevant Auction Dividend Period, as the case may be.

(f) The provisions of Part V hereof shall apply from and after the end of the Initial Five Year Term and from and after the end of any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, unless at any such time the provisions of Part III or Part IV hereof are fully implemented in accordance with the terms of those Parts.

(g) For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, "accrued and unpaid dividends" means the aggregate of (i) all unpaid dividends on the Second Preferred Shares Series T in respect of any Dividend Payment Date for any completed Dividend Period and Auction Dividend Payment Date for any completed Auction Dividend Period and (ii) the amount calculated as though dividends on each Second Preferred Share Series T had been accruing on a day to day basis in a manner consistent with section 1.3 of Part I hereof from the date of the most recently completed Dividend Period or Auction Dividend Period to but excluding the date on which the computation of accrued dividends is to be made, provided that, for the purposes of calculating accrued and unpaid dividends payable on (x) the Redemption Date in the event notice of redemption of the Second Preferred Shares Series T has been given pursuant to the provisions of section 1.6 of Part I hereof or (y) the relevant date for the purposes of section 1.9 of Part I hereof, the Average Prime Rate, if applicable to the calculation of the Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term or to the calculation of the Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term, shall be for the period of 90 days ending on a day not more than 7 days prior to the date the written notice of redemption is given pursuant to the provisions of section 1.6 or ending on the relevant date for the purposes of section 1.9, as the case may be.

2.2 Notices

(a) Any notice or other communication from the Corporation provided for herein, including without limitation any notice of redemption, shall be in writing and shall be sufficiently given if delivered or if sent by ordinary unregistered first class prepaid mail to the holders of the Second Preferred Shares Series T at their respective addresses appearing on the securities register of the Corporation, or in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation. In addition, any notice or other communication from the Corporation during an Auction Term or a notice of the Corporation's intention to redeem Second Preferred Shares Series T on a day which is during an Auction Term shall also be given by telex, telecopier or telegraph communication. Accidental failure to give any notice or other communication to one or more holders of the Second Preferred Shares Series T shall not affect the validity of the notice or other communication properly given or any action, including the redemption of all or any part of the Second Preferred Shares Series T, taken pursuant to such properly given notice or other communication, but upon such failure being discovered, the notice or other communication, as the case may be, shall be sent forthwith to such holder or holders and shall have the same force and effect as if given in due time.

(b) If the Corporation determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Second Preferred Shares Series T, whether in connection with the redemption of such shares or otherwise, the Corporation, notwithstanding the provisions hereof, may

(i) give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in newspapers of general circulation published or distributed in Edmonton and Toronto, and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(ii) fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the holder at such holder's address appearing on the securities register, or in the event of the address of such holder not so appearing, then at the last address of such holder known to the Corporation.

2.3 Voting Rights

In connection with any action to be taken by the Corporation which requires the approval of the holders of the Second Preferred Shares Series T as a series or of the holders of Series Second Preferred Shares as a class, each Second Preferred Share Series T shall entitle the holder thereof to one (1) vote for such purpose.

2.4 Modification

The provisions attached to the Second Preferred Shares Series T may be repealed, altered, modified or amended from time to time with such approvals as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 2.5 of this Part II.

2.5 Approval of Holders of Second Preferred Shares Series T

Any approval given by the holders of Second Preferred Shares Series T shall be deemed to have been sufficiently given if it shall have been given by the holders of Second Preferred Shares Series T as provided in the provisions attaching to the Series Second Preferred Shares as a class, which provisions shall apply mutatis mutandis.

2.6 Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of the Second Preferred Shares Series T will be required to pay tax on dividends received on the Second Preferred Shares Series T under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

PART III

INVESTOR NEGOTIATION PROCEDURE

3.1 Definitions

For the purposes of Part III hereof, the following terms have the following meanings:

(a) "Average Daily Prime Rate" shall have the meaning ascribed to that term in Part IV hereof;

(b) "Average Prime Rate" shall have the meaning ascribed to that term in Part IV hereof;

(c) "Bankers' Acceptance Rate", for any day, shall have the meaning ascribed to that term in section 5.1(i) of Part V hereof, provided, however, that for the purposes of this Part III references in section 5.1(i) of Part V to (i) the "Auction Date next preceding each Auction Dividend Period" and "such Auction Date" shall be deemed to refer to the relevant date for determining the Corporation Determined Quarterly Dividend Rate, (ii) "30-day bankers' acceptances" shall be deemed to refer to three month bankers' acceptances, and (iii) "Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date" shall be deemed to refer to Government of Canada Treasury Bills maturing as nearly as possible three months from such relevant determination date;

(d) "Banks" shall have the meaning ascribed to that term in Part IV hereof;

(e) "Corporation Determined Percentage" shall mean a percentage of the Average Prime Rate or of the Bankers' Acceptance Rate to be selected by the Corporation and set forth in the notice referred to in section 3.2 of this Part III;

(f) "Corporation Determined Quarterly Dividend Rate" shall mean one-quarter of the annual dividend rate specified by the Corporation in its notice pursuant to section 3.2 of this Part III, which shall be one of

(i) the Corporation Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made, taking into account the Average Prime Rate for the period consisting of the three calendar months ending immediately prior to the first day of the calendar month prior to the month during which the Dividend Payment Date for which the determination is being made falls, or

(ii) the Corporation Determined Percentage of the Bankers' Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made, or

(iii) a fixed annual percentage rate;

(g) "Corporation Determined Term" shall mean a term, selected by the Corporation, consisting of one or more consecutive Dividend Periods commencing on a Dividend Payment Date or a Settlement Date on or after the fifth anniversary of the original date of issue of the Second Preferred Shares Series T, and terminating on the last day of the last Dividend Period selected by the Corporation, to which term the provisions of this Part III shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term, provided that such term and the dividend rate applicable thereto have been approved by the holders of the Second Preferred Shares Series T in accordance with section 3.3 of this Part III; and

(h) "Daily Prime Rate" shall have the meaning ascribed to that term in Part IV hereof.

Terms defined in Part II, Part IV or Part V hereof and used but not defined in this Part III have the meanings ascribed to them in Part II, Part IV or Part V, as the case may be.

3.2 Determination of New Dividend Rate

At least 45 days and not more than 60 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term and at least 20 days and not more than 25 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation may notify the holders of Second Preferred Shares Series T of a proposed Corporation Determined Quarterly Dividend Rate for a proposed Corporation Determined Term. Such notification to such holders shall also

(a) specify a date by which each holder must notify the Corporation in writing of its acceptance of the proposed Corporation Determined Quarterly Dividend Rate and the Corporation Determined Term, if such holder intends to accept such terms, which date shall be at least 35 days prior to the end of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or at least 15 days prior to the end of the relevant Auction Dividend Period, as the case may be, and

(b) specify that the proposed Corporation Determined Quarterly Dividend Rate and proposed Corporation Determined Term shall become effective for the purposes of determining the dividends to be paid on the Dividend Payment Dates for Dividend Periods during such proposed Corporation Determined Term only if all of the holders of Second Preferred Shares Series T accept such terms.

3.3 Acceptance of Corporation Determined Quarterly Dividend Rate

If,

(a) by the time prescribed in section 3.2(a) of this Part III, all of the holders of Second Preferred Shares Series T have accepted the Corporation Determined Quarterly Dividend Rate and the Corporation Determined Term as evidenced by notice in writing to the Corporation, and

(b) at least 30 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or at least 12 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation has notified all of such holders that each of them has agreed with the Corporation on such terms, then such Corporation Determined Quarterly Dividend Rate and Corporation Determined Term shall apply for the purposes of determining the dividend to be paid to the holders of Second Preferred Shares Series T, from time to time, on each of the Second Preferred Shares Series T on each Dividend Payment Date for Dividend Periods during such Corporation Determined Term.

3.4 Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part III, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Second Preferred Shares Series T upon request) shall be conclusive.

PART IV

DEALER BID PROCEDURES

4.1 Definitions

For the purposes of Part IV hereof, the following terms have the following meanings:

(a) "Accepted Dealer Offer" shall have the meaning ascribed to that term in section 4.2(c) of this Part IV;

(b) "Average Daily Prime Rate" shall mean, for any day, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Daily Prime Rates of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one or more of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other one Bank or the average of the Daily Prime Rates of the other Banks, as the case may be, and further provided that if on such day there shall be no Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for such day shall be 1.5% above the average yield per annum on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for the most recent weekly tender preceding such day;

(c) "Average Prime Rate" shall mean, for any period consisting of one or more days, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Average Daily Prime Rate for each day during such period;

(d) "Bankers' Acceptance Rate", for any day, shall have the meaning ascribed to that term in section 5.1(i) of Part V hereof, provided, however, that for the purposes of this Part IV references in section 5.1(i) of Part V to (i) the "Auction Date next preceding each Auction Dividend Period" and "such Auction Date" shall be deemed to refer to the relevant date for determining the Dealer Determined Quarterly Dividend Rate, (ii) "30-day bankers' acceptances" shall be deemed to refer to three month bankers' acceptances, and (iii) "Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date" shall be deemed to refer to Government of Canada Treasury Bills maturing as nearly as possible three months from such relevant determination date;

(e) "Banks" shall mean The Royal Bank of Canada, Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce and The Bank of Nova Scotia and the term "Bank" shall mean one of the Banks, and for the purposes of this definition "Banks" shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks;

(f) "Daily Prime Rate" shall mean, for any Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest such Bank will charge on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate;

(g) "Dealer" shall mean any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part IV;

(h) "Dealer Determined Percentage" shall mean a percentage of the Average Prime Rate or the Bankers' Acceptance Rate to be selected by each Dealer and to be set forth in each Dealer Offer in accordance with section 4.2(b) of this Part IV;

(i) "Dealer Determined Quarterly Dividend Rate" shall mean one-quarter of the annual dividend rate specified by a Dealer in an Accepted Dealer Offer which shall be one of

(i) the Dealer Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made, taking into account the Average Prime Rate for the period consisting of the three calendar months ending immediately prior to the first day of the calendar month prior to the month during which the Dividend Payment Date for which the determination is being made falls, or

(ii) the Dealer Determined Percentage of the Bankers' Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made, or

(iii) a fixed annual percentage rate;

(j) "Dealer Determined Term" shall mean a term, selected by a Dealer, consisting of one or more consecutive Dividend Periods commencing on a Dividend Payment Date or a Settlement Date on or after the fifth anniversary of the original date of issue of the Second Preferred Shares Series T, and terminating on the last day of the last Dividend Period selected by such Dealer, to which term the provisions of this Part IV shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term;

(k) "Dealer Offer" shall mean a written irrevocable and unconditional offer from a Dealer in response to a Notice Requesting Bids to purchase all of the Second Preferred Shares Series T on the day of expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or any Auction Dividend Period, as the case may be, at a purchase price per Second Preferred Share Series T equal to $25.00 and containing the information specified in section 4.2(b) of this Part IV;

(l) "Dealer Response Date" shall have the meaning ascribed to that term in section 4.2(a) of this Part IV;

(m) "Notice Requesting Bids" shall mean a notice from the Corporation to one or more Dealers requesting them to submit Dealer Offers as provided for in section 4.2(a) of this Part IV; and

(n) "Notification to Holders" shall mean the notification from the Corporation to holders of Second Preferred Shares Series T of the acceptance of a Dealer Offer as provided for in section 4.2(d) and, if applicable, section 4.2(e) of this Part IV.

Terms defined in Part II, Part III or Part V hereof and used but not defined in this Part IV have the meanings ascribed to them in Part II, Part III or Part V, as the case may be.

4.2 Bids by Dealers

(a) At least 25 days and not more than 30 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term and at least 10 days and not more than 13 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation may solicit bids from one or more Dealers for the purchase of all of the Second Preferred Shares Series T. Such solicitation shall be contained in a notice ("Notice Requesting Bids") to be sent by the Corporation to such Dealers which notice shall

(i) invite each Dealer to submit to the Corporation a Dealer Offer, and

(ii) specify a date, which shall be not more than 10 days after the giving of such notice except if such notice is given during an Auction Dividend Period in which case the date specified shall be not more than 5 days after the giving of such notice, by which any such offer must be received by the Corporation (the "Dealer Response Date").

(b) Each Dealer receiving a Notice Requesting Bids may submit a Dealer Offer provided such Dealer does so by the Dealer Response Date and provided that such Dealer Offer specifies

(i) a Dealer Determined Quarterly Dividend Rate (and, in connection therewith, unless a fixed rate is specified, the Dealer Determined Percentage of the Average Prime Rate or the Dealer Determined Percentage of the Bankers' Acceptance Rate, as the case may be),

(ii) a Dealer Determined Term for which the Dealer Determined Quarterly Dividend Rate referred to in paragraph (i) of this section 4.2(b) will apply, and

(iii) the amount of any fee to be paid by the Corporation to the Dealer in connection with the purchase of Second Preferred Shares Series T pursuant to the Dealer Offer.

(c) If the Corporation wishes to accept a Dealer Offer, it shall signify such acceptance on or before the fifteenth day prior to expiry of the Initial Five Year Period or the then current Corporation Determined Term or Dealer Determined Term or on or before the fifth day prior to the end of the relevant Auction Dividend Period, as the case may be, by notice to the Dealer whose Dealer Offer it accepts ("Accepted Dealer Offer"). The Dealer whose Dealer Offer is accepted will be required to purchase all of the Second Preferred Shares Series T not retained by the existing holders on the day of expiry of the Initial Five Year Term or the then current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, on the terms and subject to the conditions contained in the Accepted Dealer Offer.

(d) Concurrently with its acceptance of a Dealer Offer, and in any event not later than 15 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or not later than 5 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation shall notify ("Notification to Holders") each existing holder of Second Preferred Shares Series T that the Corporation has accepted a Dealer Offer. Such notification shall

(i) specify the Dealer Determined Quarterly Dividend Rate to apply to the Second Preferred Shares Series T,

(ii) specify the Dealer Determined Term for which the Dealer Determined Quarterly Dividend Rate referred to in paragraph (i) of this section 4.2(d) will apply,

(iii) notify such holders of the right of each holder either to sell all or some of the Second Preferred Shares Series T it holds to such Dealer or to continue to hold all or some of the Second Preferred Shares Series T it then holds,

(iv) notify such holders of the date (which shall be on or before the sixth day prior to the expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or on or before the second day prior to the expiry of the relevant Auction Dividend Period, as the case may be) by which each holder must notify in writing the Corporation and the Dealer whose Dealer Offer has been accepted of its decision to sell some or all of the Second Preferred Shares Series T it holds as provided for in section 4.2(t) of this Part IV, and

(v) identify the Dealer whose Dealer Offer has been accepted.

(e) If a notification to Holders is given during the Initial Five Year Term, a Corporation Determined Term, or a Dealer Determined Term, the dividend for the then current Dividend Period will be payable on the first business day following the Dividend Payment Date for such Dividend Period, and the Notification to Holder shall so state.

(f) Upon receipt of the Notification to Holders, an existing holder of Second Preferred Shares Series T may elect to sell Second Preferred Shares Series T in accordance with the terms specified in such Notification to Holders by notifying the Corporation in writing of such decision and of the number of shares to be sold. Each holder of Second Preferred Shares Series T who elects to sell all or a part of its holdings of Second Preferred Shares Series T shall, together with such notice, deposit the certificate or certificates representing Second Preferred Shares Series T which such holder desires to sell (with the transfer panel on such certificate duly completed and signed or, in the alternative, with a duly completed stock transfer power of attorney accompanying such certificate or certificates) at the registered office of the Corporation, or at any place where the Second Preferred Shares Series T may be transferred or at any other place or places in Canada specified by the Corporation to holders of the Second Preferred Shares Series T in the Notification to Holders. If a holder of Second Preferred Shares Series T wishes to sell only some of the Second Preferred Shares Series T represented by any share certificate or certificates, the holder may deposit the certificate or certificates with the Corporation, as aforementioned, and the Corporation shall issue and deliver to such holder, at the expense of the Corporation, a new share certificate representing the Second Preferred Shares Series T which are not being delivered for sale. Any holder of Second Preferred Shares Series T that fails to respond to the Notification to Holders by the date specified for response therein will be deemed to have elected to continue to hold all of the Second Preferred Shares Series T then held by it subject to the terms and conditions as to the Dealer Determined Quarterly Dividend Rate and the Dealer Determined Term which are set forth in the Notification to Holders. The Corporation shall have all such powers and authority as may be necessary to determine finally the adequacy of all transfer instruments and related matters with respect to the sale of shares by an existing holder to a Dealer hereunder. Any determination by the Corporation to the effect that any instrument of transfer is incomplete or ineffective shall bind the holder intending to sell any of its Second Preferred Shares Series T pursuant to the provisions of this Part IV and shall also bind the Dealer in question.

(g) At least one Business Day before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or the relevant Auction Dividend Period, as the case may be, the Corporation shall notify the Dealer submitting the Accepted Dealer Offer of the number of shares to be purchased by such Dealer in accordance with section 4.2(f) of this Part IV and of the identity of the vendor or vendors thereof.

(h) On the day of expiry of the Initial Five Year Term, the Corporation Determined Term or the Dealer Determined Term or on the Settlement Date immediately following the expiry of the relevant Auction Dividend Period, as the case may be, the Dealer submitting the Accepted Dealer Offer will purchase the Second Preferred Shares Series T from the holders specified in section 4.2(g) of this Part IV, at the purchase price as set out in section 4.1(k) of this Part IV. For the purposes of completing such purchase, the Dealer submitting the Accepted Dealer Offer shall deposit with the Corporation at its registered office, prior to noon, Edmonton time, on such date, a certified cheque payable to the Corporation, as agent for the vendors referred to in section 4.2(g) of this Part IV, representing the aggregate purchase price of the Second Preferred Shares Series T to be purchased pursuant to this section 4.2(h) together with a direction as to registration particulars with respect to such Second Preferred Shares Series T to be purchased. Upon receipt of such certified cheque as aforesaid, the Corporation shall deliver to the vendors at the registered office of the Corporation cheques payable to the vendors in payment of the purchase price for such Second Preferred Shares Series T.

4.3 Termination of Application

Notwithstanding the acceptance of a Dealer Offer as provided for in this Part IV, the Corporation may notify the holders that the Corporation does not intend to proceed to implement application of the Dealer Determined Quarterly Dividend Rate and Dealer Determined Term as set forth in the Notification to Holders provided that such notification is given by the Corporation to existing holders on or before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or the relevant Auction Dividend Period, as the case may be. In such circumstances, the provisions of Part V hereof shall be applied in accordance with such Part and, for greater certainty, the Dealer whose Dealer Offer has been accepted shall not be obliged to purchase any Second Preferred Shares Series T pursuant to such Dealer Offer. Any such notification shall not limit or restrict the right of the Corporation, prior to the expiry of any subsequent Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, to implement the provisions of this Part IV by forwarding a Notice Requesting Bids to one or more Dealers.

4.4 Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part IV, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Second Preferred Shares Series T upon request) shall be conclusive.

PART V

AUCTION PROCEDURES

5.1 Definitions

For the purposes of Part V hereof, the following terms have the following meanings:

(a) "Auction" shall mean the periodic operation of the procedures set forth in this Part V;

(b) "Auction Date" shall mean the fourth Tuesday of each calendar month of each Auction Dividend Period included within an Auction Term or, if such Tuesday is not a Business Day, the next preceding Business Day;

(c) "Auction Dividend Payment Date" shall mean the Business Day immediately following the Settlement Date;

(d) "Auction Dividend Period" shall mean, with respect to the first Auction Dividend Period of any Auction Term, the period from and including the last Dividend Payment Date of the Initial Five Year Term or of the Corporation Determined Term or Dealer Determined Term immediately preceding such Auction Term, as the case may be, to but excluding the first Settlement Date and, with respect to any subsequent Auction Dividend Period, shall mean the period from and including each Settlement Date to but excluding the next succeeding Settlement Date;

(e) "Auction Manager" shall mean the Corporation or any trust company or any successor thereto duly appointed or to be appointed by the Corporation as Auction Manager in respect of the Second Preferred Shares Series T and entering into an Auction Manager Agreement with the Corporation;

(f) "Auction Manager Agreement" shall mean an agreement made between the Auction Manager, if other than the Corporation, and the Corporation which provides, among other things, that the Auction Manager will follow the procedures set forth in this Part V for the purposes of determining the Current Dividend Rate for the Second Preferred Shares Series T;

(g) "Auction Term" shall mean any term of not less than two consecutive Auction Dividend Periods with respect to which the Auction Procedures in this Part V apply commencing on the first day of the first of such Auction Dividend Periods and terminating on the last day of any subsequent Auction Dividend Period which immediately precedes the beginning of a Corporation Determined Term or a Dealer Determined Term, as the case may be;

(h) "Available Shares" shall have the meaning specified in paragraph (i) of section 5.4(a) of this Part V;

(i) "Bankers' Acceptance Rate" shall mean, with respect to any Auction Dividend Period, the rate per annum equal to

> (i) the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the rates per annum quoted by RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor) where such rates per annum, quoted by such dealers, are equal to the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the bid and ask rates of the yields to maturity quoted by each of RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor), rounded upward to the nearest one-thousandth of one percent (0.001%), as at 10:00 a.m., Toronto time, on the Auction Date next preceding such Auction Dividend Period, on 30-day bankers' acceptances accepted by such of the Banks as are accepting 30-day bankers' acceptances on such Auction Date;
>
> (ii) in the event one of RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor) is unable to or does not for any reason quote the bid and ask rates per annum referred to in paragraph (i) of this section 5.1(i) as at 10:00 a.m., Toronto time, on such Auction Date, such rate shall be the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the bid and ask rates per annum on such date quoted by the other one; or
>
> (iii) in the event both RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor) are unable to or do not for any reason quote rates, as at 10:00 a.m., Toronto time, on such Auction Date (including, without limitation, where none of the Banks is accepting 30-day bankers' acceptances on such Auction Date) for the purpose of determining the Bankers' Acceptance Rate in accordance with (i) or (ii) above, such rate shall be 0.2% plus the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the bid and ask rates of the yields to maturity quoted by each of RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor), rounded upward to the nearest one-thousandth of one percent (0.001%), as at 10:00 a.m., Toronto time, on such Auction Date, on Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date;

(j) "Bid" and "Bids" shall have the respective meanings specified in section 5.2(a) of this Part V;

(k) "Bidder" and "Bidders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(l) "Business Day" shall mean a day on which both the Montreal Exchange and The Toronto Stock Exchange or any successor facilities and the Auction Manager are open for business;

(m) "Current Dividend Rate" shall be the rate per annum which has been determined in accordance with section 5.4(b) of this Part V for the next succeeding Auction Dividend Period;

(n) "Dealer" shall mean any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part V that has entered into a Dealer Agreement with the Auction Manager that remains effective;

(o) "Dealer Agreement" shall mean an agreement between the Auction Manager and a Dealer pursuant to which the Dealer agrees to participate in Auctions in compliance with the procedures set forth in this Part V;

(p) "Existing Holder" shall mean a holder of Second Preferred Shares Series T who (i) has signed a Purchaser's Letter, (ii) has delivered or caused to be delivered such Purchaser's Letter to the Auction Manager and to any Dealer to which such Existing Holder submits information pursuant to section 5.2(a) of this Part V, and (iii) is registered in the ledger maintained by the Auction Manager in respect of holders of Second Preferred Shares Series T;

(q) "held by" with respect to any Second Preferred Shares Series T registered in the name of the Auction Manager shall include such shares beneficially owned by an Existing Holder;

(r) "Hold Order" and "Hold Orders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(s) "Maximum Rate" with respect to any Auction Dividend Period shall mean 0.40% plus the Bankers' Acceptance Rate determined on the Auction Date immediately preceding such Auction Dividend Period;

(t) "Order" and "Orders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(u) "Potential Holder" shall mean any person, including any Existing Holder, who (i) has signed a Purchaser's Letter, (ii) has delivered or caused to be delivered such Purchaser's Letter to the Auction Manager and to any Dealer to which such Potential Holder submits information pursuant to section 5.2(a) of this Part V, and (iii) may be interested in acquiring Second Preferred Shares Series T (or, in the case of an Existing Holder, additional Second Preferred Shares Series T);

(v) "Purchaser's Letter" shall mean a letter addressed to the Auction Manager and a Dealer in which a person agrees, among other things, to be bound by the procedures set forth in this Part V in the event such person participates in an Auction;

(w) "Remaining Shares" shall have the meaning specified in paragraph (iv) of section 5.5(a) of this Part V;

(x) "Sell Order" and "Sell Orders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(y) "Settlement Date" shall mean the Business Day immediately following the Auction Date;

(z) "Submission Deadline" shall mean 11:00 a.m., Toronto time, on any Auction Date or such later time on any Auction Date, as specified by the Auction Manager from time to time, by which Dealers are required to submit Orders to the Auction Manager;

(aa) "Submitted Bid" and "Submitted Bids" shall have the respective meanings specified in section 5.4(a) of this Part V;

(bb) "Submitted Hold Order" and "Submitted Hold Orders" shall have the respective meanings specified in section 5.4(a) of this Part V;

(cc) "Submitted Order" and "Submitted Orders" shall have the respective meanings specified in section 5.4(a) of this Part V;

(dd) "Submitted Sell Order" and "Submitted Sell Orders" shall have the respective meanings specified in section 5.4(a) of this Part V;

(ee) "Sufficient Clearing Bids" shall have the meaning specified in section 5.4(a) of this Part V; and

(ff) "Winning Bid Rate" shall be the rate per annum determined in accordance with section 5.4(a) of this Part .

Terms defined in Part II, Part III or Part IV hereof and used but not defined in this Part V have the meanings ascribed to them in Part II, Part III or Part IV, as the case may be.

5.2 Orders by Existing Holders and Potential Holders

(a) Prior to the Submission Deadline on each Auction Date:

(i) each Existing Holder may submit to a Dealer information as to the number of Second Preferred Shares Series T, if any, held by such Existing Holder which such Existing Holder

(A) desires to continue to hold without regard to the Current Dividend Rate for the next succeeding Auction Dividend Period; and/or

(B) desires to continue to hold, provided that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be not less than the rate per annum specified by such Existing Holder; and/or

(C) offers to sell without regard to the Current Dividend Rate for the next succeeding Auction Dividend Period;

and

(ii) Potential Holders may submit to a Dealer offers to purchase Second Preferred Shares Series T, provided that any such offer shall be effective only if the Current Dividend Rate for the next succeeding Auction Dividend Period shall be not less than the rate per annum specified by such Potential Holder.

The communication to a Dealer of the information referred to in this section 5.2(a) is an "Order" and collectively are "Orders"; each Existing Holder and each Potential Holder placing an Order is a "Bidder" and collectively are "Bidders"; an Order containing the information referred to in subparagraph (i)(A) of this section 5.2(a) is a "Hold Order" and collectively are "Hold Orders"; an Order containing the information referred to in subparagraph (i)(B) or paragraph (ii) of this section 5.2(a) is a "Bid" and collectively are "Bids"; and an Order containing the information referred to in subparagraph (i)(C) of this section 5.2(a) is a "Sell Order" and collectively are "Sell Orders".

(b) A Bid by an Existing Holder shall constitute an irrevocable offer to sell at a price of $25.00 per Second Preferred Share Series T

(i) the number of Second Preferred Shares Series T specified in such Bid if the Winning Bid Rate determined on such Auction Date is less than the specified rate; or

(ii) the specified number of Second Preferred Shares Series T or a lesser number to be determined as set forth in paragraph (iv) of section 5.5(a) of this Part V if the Winning Bid Rate determined on such Auction Date is equal to the specified rate; or

(iii) the number of Second Preferred Shares Series T specified in such Bid if the specified rate is higher than the Maximum Rate and Sufficient Clearing Bids do exist; or

(iv) a lesser number of Second Preferred Shares Series T to be determined as set forth in paragraph (iii) of section 5.5(b) of this Part V if the specified rate is higher than the Maximum Rate and Sufficient Clearing Bids do not exist.

(c) A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell at a price of $25.00 per Second Preferred Share Series T

(i) the number of Second Preferred Shares Series T specified in such Sell Order; or

(ii) a lesser number of Second Preferred Shares Series T to be determined as set forth in paragraph

(iii) of section 5.5(b) of this Part V if Sufficient Clearing Bids do not exist.

(d) A Bid by a Potential Holder shall constitute an irrevocable offer to purchase at a price of $25.00 per Second Preferred Share Series T

(i) the number of Second Preferred Shares Series T specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is higher than the specified rate; or

(ii) the specified number or a lesser number of Second Preferred Shares Series T to be determined as set forth in paragraph (v) of section 5.5(a) of this Part V if the Winning Bid Rate determined on such Auction Date is equal to the specified rate; or

(iii) the specified number of Second Preferred Shares Series T if the specified rate is equal to or lower than the Maximum Rate and Sufficient Clearing Bids do not exist.

(e) If none of the holders of Second Preferred Shares Series T is an Existing Holder on any date which would be an Auction Date, then the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate determined on such date.

5.3 Submission of Orders by Dealers to the Auction Manager

(a) Each Dealer shall submit to the Auction Manager in writing in accordance with its Dealer Agreement prior to the Submission Deadline on each Auction Date all Orders obtained by such Dealer and specifying with respect to each Order

(i) the name of the Bidder placing such Order;

(ii) the aggregate number of Second Preferred Shares Series T that are the subject of the Order;

(iii) to the extent that the Bidder is an Existing Holder, the number of Second Preferred Shares Series T, if any, subject to any

(A) Hold Order placed by such Existing Holder;

(B) Bid placed by such Existing Holder and the rate specified in such Bid; and/or

(C) Sell Order placed by such Existing Holder; and

(iv) to the extent that the Bidder is a Potential Holder, the dividend rate per annum specified in the Bid of such Potential Holder.

(b) If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Auction Manager shall round such rate up to the next highest one-thousandth of one percent (0.001%).

(c) If for any reason an Order or Orders covering in the aggregate all the Second Preferred Shares Series T held by an Existing Holder are not submitted to the Auction Manager prior to the Submission Deadline, the Auction Manager shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Second Preferred Shares Series T held by such Existing Holder and not subject to Orders submitted to the Auction Manager.

(d) If one or more Orders covering in the aggregate more than the number of Second Preferred Shares Series T held by an Existing Holder are submitted to the Auction Manager, such Orders shall be considered valid as follows and in the following order of priority:

(i) all Hold Orders shall be considered valid, but only up to and including, in the aggregate, the number of Second Preferred Shares Series T held by such Existing Holder, and, solely for purposes of allocating compensation among the Dealers submitting Hold Orders, if the number of Second Preferred Shares Series T subject to such Hold Orders exceeds the number of Second Preferred Shares Series T held by such Existing Holder, the number of Second Preferred Shares Series T subject to each such Hold Order shall be reduced pro rata to cover the number of Second Preferred Shares Series T held by such Existing Holder;

(ii) (A) any Bid shall be considered valid up to and including the excess of the number of Second Preferred Shares Series T held by such Existing Holder over the number of Second Preferred Shares Series T subject to any Hold Order referred to in paragraph (i) of this section 5.3(d);

(B) subject to subparagraph (ii) (A) of this section 5.3(d), if more than one Bid with the same rate is submitted on behalf of such Existing Holder and the number of Second Preferred Shares Series T subject to such Bids is greater than such excess, such Bids shall be considered valid up to the amount of such excess, and, solely for purposes of allocating compensation among the Dealers submitting Bids with the same rate, the number of Second Preferred Shares Series T subject to each Bid with the same rate shall be reduced pro rata to cover the number of Second Preferred Shares Series T equal to such excess;

(C) subject to subparagraph (ii) (A) of this section 5.3(d), if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in the ascending order of their respective rates up to the amount of such excess; and

(D) in any such event, the number, if any, of such Second Preferred Shares Series T subject to Bids not valid under this paragraph (ii) shall be treated as the subject of a Bid by a Potential Holder; and

(iii) all Sell Orders shall be considered valid but only up to and including in the aggregate the excess of the number of Second Preferred Shares Series T held by such Existing Holder over the sum of the Second Preferred Shares Series T subject to Hold Orders referred to in paragraph (i) of this section 5.3(d) and valid Bids by Existing Holders referred to in paragraph (ii) of this section 5.3(d).

(e) If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid with the rate therein specified.

5.4 Determination of Sufficient Clearing Bids, Winning Bid Rate and Current Dividend Rate

(a) On the Submission Deadline on each Auction Date, the Auction Manager shall assemble all Orders submitted or deemed submitted to it by the Dealers (each such Order as submitted or deemed submitted by a Dealer being individually a "Submitted Hold Order", a "Submitted Bid" or a "Submitted Sell Order", as the case may be, or a "Submitted Order", and collectively "Submitted Hold Orders", "Submitted Bids" or "Submitted Sell Orders", as the case may be, or "Submitted Orders") and shall determine

(i) the excess of (A) the total number of Second Preferred Shares Series T issued and outstanding over (B) the number of Second Preferred Shares Series T that are the subject of Submitted Hold Orders (such excess being the "Available Shares");

(ii) from the Submitted Orders, whether

(A) the number of Second Preferred Shares Series T that are the subject of Submitted Bids by Potential Holders specifying one or more rates equal to or lower than the Maximum Rate

exceeds or is equal to the sum of

(B) (I) the number of Second Preferred Shares Series T that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate, and

(II) the number of Second Preferred Shares Series T that are the subject of Submitted Sell Orders;

and if such excess or equality exists (other than because all of the Second Preferred Shares Series T are the subject of Submitted Hold Orders), then such Submitted Bids in subparagraph (A) hereof shall be "Sufficient Clearing Bids"; and

(iii) if sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids which if the Auction Manager accepted

(A) (I) each Submitted Bid from Existing Holders specifying that lowest rate, and

(II) all other Submitted Bids from Existing Holders specifying lower rates, thus entitling those Existing Holders to continue to hold the Second Preferred Shares Series T that are the subject of those Submitted Bids, and

(B) (I) each Submitted Bid from Potential Holders specifying such rate, and

(II) all other Submitted Bids from Potential Holders specifying lower rates, thus entitling those Potential Holders to purchase the Second Preferred Shares Series T that are the subject of those Submitted Bids,

would result in such Existing Holders described in subparagraph (A) hereof continuing to hold an aggregate number of Second Preferred Shares Series T which, when added to the aggregate number of Second Preferred Shares Series T to be purchased by such Potential Holders described in subparagraph (B) hereof, would equal not less than the number of Available Shares (such lowest rate being the "Winning Bid Rate").

(b) Promptly after the Auction Manager has made the determinations pursuant to section 5.4(a) of this Part V, the Auction Manager shall advise the Corporation of the Bankers' Acceptance Rate and, based on such determinations, of the dividend rate applicable to the Second Preferred Shares Series T for the next succeeding Auction Dividend Period (the "Current Dividend Rate") as follows:

(i) if Sufficient Clearing Bids exist, the Current Dividend Rate for the next Succeeding Auction Dividend Period shall be equal to the Winning Bid Rate so determined;

(ii) if Sufficient Clearing Bids do not exist (other than because all of the Second Preferred Shares Series T are the subject of Submitted Hold Orders), then the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Maximum Rate; or

(iii) if all of the Second Preferred Shares Series T are the subject of Submitted Hold Orders, then the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate determined on the Auction Date.

5.5 Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

Based on the determinations made pursuant to section 5.4(a) of this Part V, the Submitted Bids and Submitted Sell Orders shall be accepted or rejected and the Auction Manager shall take such other action as set forth below:

(a) If Sufficient Clearing Bids have been made, subject to the provisions of sections 5.5(c) and 5.5(d) of this Part V, Submitted Bids and Submitted Sell Orders shall be accepted and rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i) the Submitted Sell Order of each Existing Holder shall be accepted and the Submitted Bid of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Second Preferred Shares Series T that are the subject of such Submitted Sell Order and such Submitted Bid;

(ii) the Submitted Bid of each Existing Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold Second Preferred Shares Series T that are the subject of such Submitted Bid;

(iii) the Submitted Bid of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Holder to purchase the Second Preferred Shares Series T that are the subject of such Submitted Bid;

(iv) the Submitted Bid for each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Second Preferred Shares Series T that are the subject of such Submitted Bid, unless the number of Second Preferred Shares Series T subject to all such Submitted Bids is greater than the total number of Available Shares minus the number of Second Preferred Shares Series T subject to Submitted Bids described in paragraphs (ii) and (iii) of this section 5.5(a) (the "Remaining Shares"). In this event, the Submitted Bids of each Existing Holder described in this paragraph (iv) shall be rejected, and each such Existing Holder shall be required to sell Second Preferred Shares Series T, but only in an amount equal to the difference between (A) the number of Second Preferred Shares Series T then held by such Existing Holder subject to such Submitted Bid and (B) the number of Second Preferred Shares Series T obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, the numerator of which shall be the number of Second Preferred Shares Series T held by such Existing Holder subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Second Preferred Shares Series T subject to such Submitted Bids made by all such Existing Holders who specified a rate equal to the Winning Bid Rate; and

(v) the Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, but only in an amount equal to the number of Second Preferred Shares Series T obtained by multiplying (x) the difference between the total number of Available Shares and the number of Second Preferred Shares Series T subject to Submitted Bids described in paragraphs (ii), (iii) and (iv) of this section 5.5(a) by (y) a fraction, the numerator of which shall be the number of Second Preferred Shares Series T subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Second Preferred Shares Series T subject to such Submitted Bids made by all Potential Holders who specified rates equal to the Winning Bid Rate;

(b) If Sufficient Clearing Bids have not been made (other than because all of the Second Preferred Shares Series T are subject to Submitted Hold Orders), subject to the provisions of sections 5.5(c) and 5.5(d) of this Part V, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i) the Submitted Bid of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling that Existing Holder to continue to hold the Second Preferred Shares Series T that are the subject of such Submitted Bid;

(ii) the Submitted Bid of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the Second Preferred Share Series T that are the subject of such Submitted Bid; and

(iii) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected and the Submitted Sell Order of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (A) the number of Second Preferred Shares Series T then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (B) the number of Second Preferred Shares Series T obtained by multiplying (x) the difference between the total number of Available Shares and the aggregate number of Second Preferred Shares Series T subject to Submitted Bids described in paragraphs (i) and (ii) of this section 5.5(b) by (y) a fraction, the numerator of which shall be the number of Second Preferred Shares Series T held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order, and the denominator of which shall be the number of Second Preferred Shares Series T subject to all such Submitted Bids and Submitted Sell Orders;

(c) If, as a result of the procedures described in sections 5.5(a) or 5.5(b) of this Part V, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a Second Preferred Share Series T on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, round up or down the number of Second Preferred Shares Series T to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder shall be a whole number of Second Preferred Shares Series T;

(d) If, as a result of the procedures described in section 5.5(a) of this Part V, any Potential Holder would be entitled or required to purchase a fraction of a Second Preferred Share Series T on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, allocate shares for purchase among Potential Holders so that only whole numbers of Second Preferred Shares Series T are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Second Preferred Shares Series T on such Auction Date; and

(e) Based on the result of each Auction, the Auction Manager shall determine to which Potential Holder or Potential Holders purchasing Second Preferred Shares Series T an Existing Holder or Existing Holders shall sell Second Preferred Shares Series T being sold by such Existing Holder or Existing Holders. Such purchases and sales of Second Preferred Shares Series T shall be completed on the Settlement Date by payment by each Potential Holder purchasing Second Preferred Shares Series T of the aggregate purchase price of the Second Preferred Shares Series T to be purchased equal to $25.00 per Second Preferred Share Series T against delivery by each Existing Holder selling Second Preferred Shares Series T of the number of Second Preferred Shares Series T being sold.

5.6 Miscellaneous

Notwithstanding the provisions of this Part V, the Auction Manager shall not follow the Auction Procedures herein on the Auction Date immediately preceding (i) the Redemption Date in the event that written notice of redemption of all the outstanding Second Preferred Shares Series T has been given pursuant to the provisions of section 1.6 of Part I hereof, or (ii) the first day of a Corporation Determined Term or Dealer Determined Term.

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part V, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with any such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Second Preferred Shares Series T upon request) shall be conclusive.

Secretary of the Corporation (which shall be provided to holders of Second Preferred Shares Series T upon request) shall be conclusive.

III-U Series Second Preferred Shares, Series U

800,000 of the Series Second Preferred Shares are designated Perpetual Cumulative Second Preferred Shares Series U (the "Second Preferred Shares Series U"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series U shall be as follows:

PART I

1.1 Definitions

All defined terms used in Part I hereof and not defined therein are defined and have the meanings ascribed to them in section 2.1 of Part II hereof.

1.2 Payment of Dividends

(a) Subject to section 1.2(e) hereof, during the Initial Five Year Term, the holders of the Second Preferred Shares Series U shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of. the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends in an amount determined in accordance with section 1.3(a) hereof, payable in equal quarterly installments on the Dividend Payment Dates in each year, subject to section 4.2(e) of Part IV hereof.

(b) After expiry of the Initial Five Year Term, for each Dividend Period falling within a Corporation Determined Term, the holders of the Second Preferred Shares Series U shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section 1.3(b) hereof, payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period, subject to section 4.2(e) of Part IV hereof.

(c) After expiry of the Initial Five Year Term, for each Dividend Period falling within a Dealer Determined Term, the holders of the Second Preferred Shares Series U shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section 1.3(c) hereof, payable, with respect to each such Dividend Period, on the Dividend Payment

Date immediately following the end of such Dividend Period, subject to section 4.2(e) of Part IV hereof.

(d) After expiry of the Initial Five Year Term, for each Auction Dividend Period falling within an Auction Term, the holders of the Second Preferred Shares Series U as they appear on the securities register of the Corporation on the Auction Date within such Auction Dividend Period shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, monthly cumulative preferential cash dividends in an amount determined in accordance with section 1.3(d) hereof, payable, with respect to each such Auction Dividend Period, on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period.

(e) The initial dividend on the Second Preferred Shares Series U shall accrue from and include the original date of issue of the Second Preferred Shares Series U, shall be payable on March 2, 1997, and shall be in an amount determined in accordance with section 1.3(a) hereof.

(f) Cheques of the Corporation payable in lawful money of Canada, rounded to the nearest whole cent ($0.01), shall be issued in respect of dividends on the Second Preferred Shares Series U (less any tax required to be deducted and withheld by the Corporation). The mailing by ordinary unregistered first class prepaid mail of such a cheque to a registered holder of Second Preferred Shares Series U to the address of such registered holder as it appears on the securities register of the Corporation, or if the address of any such holder does not appear, then to the last known address of such holder, on or before the fifth Business Day next preceding the applicable Dividend Payment Date or the delivery by the Corporation or the Auction Manager of such cheque on or before the Auction Dividend Payment Date, as the case may be, shall be deemed to be payment and shall satisfy and discharge all liabilities for dividends payable on such Dividend Payment Date or Auction Dividend Payment Date to the extent of the amount represented thereby (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority) unless such cheque is not paid on due presentation.

1.3 Amount of Dividends

(a) The dividend to be paid on each Second Preferred Share Series U during the Initial Five Year Term shall be the amount of $1.1575 per annum payable in equal quarterly installments of $0.289375 on each Dividend Payment Date except the first dividend which shall be payable on March 2, 1997, and shall be in the amount of $0.289375 multiplied by a fraction, the numerator of which is the number of days from and including the original date of issue of the Second Preferred Shares Series U to but excluding the first Dividend Payment Date, and the denominator of which is 90.

(b) Subject to section 1.3(e) hereof, after expiry of the Initial Five Year Term, for each Dividend Period included within a Corporation Determined Term, the dividend to be paid on each Second Preferred Share Series U on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Corporation Determined Quarterly Dividend Rate for such Dividend Period.

(c) Subject to section 1.3(e) hereof, after expiry of the Initial Five Year Term, for each Dividend Period included within a Dealer Determined Term, the dividend to be paid on each Second Preferred Share Series U on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Dealer Determined Quarterly Dividend Rate for such Dividend Period.

(d) After expiry of the Initial Five Year Term, for each Auction Dividend Period included within an Auction Term, the dividend to be paid on each Second Preferred Share Series U on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period shall be determined as follows:

> (i) on the first Auction Dividend Payment Date immediately following the end of the first Auction Dividend Period during any Auction Term, the dividend to be paid on each Second Preferred Share Series U shall be the amount which is the product of (1) $25.00, (2) 75% of the Bankers' Acceptance Rate (as defined in Part V hereof) where the Bankers' Acceptance Rate is determined on the first Business Day of such Auction, Dividend Period, and (3) the number of days in the first Auction Dividend Period, all divided by 365; and
>
> (ii) on the second and subsequent Auction Dividend Payment Dates immediately following the end of the second and subsequent Auction Dividend Periods during any Auction Term, the dividend to be paid on each Second Preferred Share Series U shall be the amount which is the product of (1) $25.00, (2) the Current Dividend Rate (or such other rate per annum as may apply in accordance with Part V hereof) for

each such Auction Dividend Period, determined on the Auction Date immediately prior to the beginning of such Auction Dividend Period, and (3) the number of days in such Auction Dividend Period, all divided by 365.

(e) After expiry of the Initial Five Year Term, for the first Dividend Period included within a Corporation Determined Term or a Dealer Determined Term, in either case immediately following an Auction Term, the dividend to be paid on each Second Preferred Share Series U on the Dividend Payment Date immediately following the end of such Dividend Period shall be the product of (1) $25.00, (2) four times the Corporation Determined Quarterly Dividend Rate or the Dealer Determined Quarterly Dividend Rate, as the case may be, and (3) the number of days in such Dividend Period, all divided by 365.

1.4 Cumulative Dividends

If on any Dividend Payment Date or Auction Dividend Payment Date the dividends accrued to such date are not paid in full on all Second Preferred Shares Series U then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which dividends are otherwise payable hereunder and on which the Corporation shall have sufficient moneys properly applicable to the payment of such dividends. The holders of Second Preferred Shares Series U shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

1.5 Redemption

The Second Preferred Shares Series U will not be redeemable on or before the date that is the fifth anniversary of the original date of issue of the Second Preferred Shares Series U. Subject to section 1.8 hereof, the Corporation may, upon giving notice as hereinafter provided, redeem at any time after the fifth anniversary of the original date of issue all or from time to time any of the then outstanding Second Preferred Shares Series U on payment for each share to be redeemed of an amount equal to $25.00 together with an amount equal to all accrued and unpaid dividends thereon, whether or not declared, calculated to but excluding the Redemption Date (as hereinafter defined). Such amount is herein referred to as the "Redemption Price". If less than all of the then outstanding Second Preferred Shares Series U are to be redeemed, the Second Preferred Shares Series U to be redeemed shall be redeemed as nearly as may be pro rata from each of the holders of Second Preferred Shares Series U. Any Second Preferred Share Series U which is so redeemed shall be cancelled and not reissued.

1.6 Redemption Procedure

(a) The Corporation shall, at least thirty (30) days before the date specified for redemption of Second Preferred Shares Series U, mail or deliver to each person who at the date of mailing is a registered holder of Second Preferred Shares Series U to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares Series U. Notwithstanding the foregoing, if the Corporation gives notice of its intention to redeem Second Preferred Shares Series U on a Redemption Date (as hereinafter defined) which is during an Auction Term, such notice shall be given not less than 12 days prior to the date on which the redemption is to take place, which date, in such event, must be an Auction Dividend Payment Date.

(b) Such notice shall set out the Redemption Price and the date ("Redemption Date") on which redemption is to take place and, if part only of the Second Preferred Shares Series U held by the person to whom such notice is addressed is to be redeemed, the number thereof so to be redeemed. The Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series U to be redeemed the Redemption Price therefor on presentation and surrender, at the place designated in such notice, of the certificates representing the Second Preferred Shares Series U so called for redemption. Such payment shall be made by cheque of the Corporation and shall be a full and complete discharge of the Corporation's obligation to pay the Redemption Price owed to the holders of Second Preferred Shares Series U so called for redemption to the extent of the amount represented by such cheque (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper tax authority), unless such cheque is not paid on due presentation. If part only of the Second Preferred Shares Series U represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the Redemption Date, the Second Preferred Shares Series U called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after giving notice of its intention to redeem Second Preferred Shares Series U as aforesaid, to deposit the Redemption Price for the Second Preferred

Shares Series U so called for redemption (or such of the said shares as may be represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption) in a special account in any chartered bank or any trust company in Canada named in such notice or in any subsequent notice to the holders of the shares in respect of which the deposit is made, provided that the amount deposited in such an account shall be paid to the holders of such shares upon presentation and surrender to such bank or trust company of the certificates representing such shares. The Redemption Price so deposited shall be paid on or after the Redemption Date without interest to or to the order of the respective holders of such Second Preferred Shares Series U called for redemption. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Second Preferred Shares Series U in respect of which such deposit shall have been made shall be and shall be deemed to be redeemed and the rights of the holders thereof after such deposit or the Redemption Date, as the case may be, shall be limited to receiving, without interest, the Redemption Price of such Second Preferred Shares Series U so called for redemption (less any tax required to be and in fact deducted or withheld therefrom) upon presentation and surrender of the certificates representing the holder's shares so redeemed. Any interest allowed on any such deposit shall belong to the Corporation.

(c) Redemption moneys that are represented by a cheque which was mailed to a registered holder in accordance with this section 1.6 and which has not been duly presented for payment within, or that otherwise remain unclaimed (including moneys held on deposit as aforesaid) for, a period of 5 years from the Redemption Date shall be forfeited to the Corporation.

1.7 Purchase for Cancellation

Subject to section 1.8 hereof, the Corporation may at any time and from time to time purchase for cancellation the whole or any part of the Second Preferred Shares Series U outstanding from time to time at the lowest price or prices at which, in the opinion of the directors, such shares are obtainable, but not exceeding $25.00 per share plus all accrued and unpaid dividends and costs of purchase.

1.8 Restriction on Dividends and Retirement of Shares

So long as any of the Second Preferred Shares Series U are outstanding, the Corporation shall not:

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series U) on the Class A non-voting shares or Class B common shares of the Corporation or any other shares of the Corporation ranking junior to the Second Preferred Shares Series U with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series U with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividend payable on the last preceding Dividend Payment Date or Auction Dividend Payment Date, as the case may be, on the Second Preferred Shares Series U and the dividend payable on the last preceding respective dividend payment dates on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series U with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subsections (a) and (b) of this section 1.8.

1.9 Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Second Preferred Shares Series U shall be entitled to receive in lawful money of Canada $25.00 per share together with an amount equal to all accrued and unpaid cumulative preferential dividends thereon, whether or not declared, calculated to but excluding the date of payment or distribution, the whole to be paid before any amount is paid or any property or assets of the Corporation are distributed to the holders of the Class A non-voting shares or Class B common shares of the Corporation or any other shares ranking junior to the Second Preferred Shares Series U. Upon payment to the holders of record of the Second Preferred Shares Series U of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

PART II

2.1 Interpretation and Application of Part I, Part III, Part IV and Part V

(a) For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, the following terms have the following meanings:

(i) "Auction Dividend Payment Date" shall have the meaning ascribed to that term in Part V hereof;

(ii) "Auction Dividend Period" shall have the meaning ascribed to that term in Part V hereof;

(iii) "Auction Procedures" shall mean the procedures set forth in Part V hereof for determining the applicable dividend rate for the Second Preferred Shares Series U from time to time during an Auction Term;

(iv) "Auction Term", "Auction Date" and "Auction Manager" shall have the respective meanings ascribed to those terms in Part V hereof;

(v) "Business Day" shall have the meaning ascribed to that term in Part V hereof;

(vi) "Corporation Determined Quarterly Dividend Rate" shall have the meaning ascribed to that term in Part III hereof;

(vii) "Corporation Determined Term" shall have the meaning ascribed to that term in Part III hereof;

(viii) "Current Dividend Rate" shall have the meaning ascribed to that term in Part V hereof;

(ix) "Dealer Determined Quarterly Dividend Rate" shall have the meaning ascribed to that term in Part IV hereof;

(x) "Dealer Determined Term" shall have the meaning ascribed to that term in Part IV hereof;

(xi) "Dividend Payment Dates" shall mean the second day of each of the months of March, June, September and December;

(xii) "Dividend Period" shall mean the period from and including the original date of issue of the Second Preferred Shares Series U to but excluding the first Dividend Payment Date and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date except for the first Dividend Period following an Auction Term in which case "Dividend Period" shall mean the period from and including the most recent Settlement Date of the Auction Term to but excluding the next succeeding Dividend Payment Date which falls at least three calendar months after the said Settlement Date;

(xiii) "Initial Five Year Term" shall mean the five year period commencing on the original date of issue of the Second Preferred Shares Series U and ending on the date that is the fifth anniversary of the original date of issue or, if such date is not a Dividend Payment Date, on the first Dividend Payment Date after the fifth anniversary of the original date of issue;

(xiv) the use of the terms "ranking in priority to" or "ranking on a parity with" or "ranking junior to" or similar terms, whether used independently or in combination, mean and refer to the ranking of shares of different classes or series in respect of the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, voluntary or involuntary, or any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(xv) "Settlement Date" shall have the meaning ascribed to that term in Part V hereof.

Terms defined in Part III, Part IV or Part V hereof and used but not defined in this Part II have the meanings ascribed to them in Part III, Part IV or Part V, as the case may be.

(b) In the event that any date on which any dividend on the Second Preferred Shares Series U is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

(c) In the event of the non-receipt of a cheque by a holder of Second Preferred Shares Series U entitled to such cheque, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, shall issue to such holder a replacement cheque for the amount of such cheque.

(d) The provisions of Part III hereof with respect to the fixing of a Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term may be used by the Corporation, at the earliest, in the period between 45 days and 60 days prior to the expiry of the Initial Five Year Term, and thereafter may be used by the Corporation from time to time during a Corporation Determined Term, a Dealer Determined Term or any Auction Dividend Period, as the case may be, provided that in such circumstances such provisions are used not less than 45 days and not more than 60 days prior to the expiry of the then current Corporation Determined Term or Dealer Determined Term or are used not less than 20 days and not more than 25 days prior to the end of the relevant Auction Dividend Period, as the case may be.

(e) The provisions of Part IV hereof with respect to solicitation of Dealer Offers for the purpose of fixing a Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term may be used by the Corporation, at the earliest, 30 days prior to the expiry of the Initial Five Year Term and, thereafter, may be used by the Corporation from time to time during a Corporation Determined Term, a Dealer Determined Term or any Auction Dividend Period, as the case may be, provided that in such circumstances such provisions are used not more than 30 days and not less than 25 days prior to the expiry of the then current Corporation Determined Term or Dealer Determined Term or are used not more than 13 days and not less than 10 days prior to the end of the relevant Auction Dividend Period, as the case may be.

(f) The provisions of Part V hereof shall apply from and after the end of the Initial Five Year Term and from and after the end of any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, unless at any such time the provisions of Part III or Part IV hereof are fully implemented in accordance with the terms of those Parts.

(g) For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, "accrued and unpaid dividends" means the aggregate of (i) all unpaid dividends on the Second Preferred Shares Series U in respect of any Dividend Payment Date for any completed Dividend Period and Auction Dividend Payment Date for any completed Auction Dividend Period and (ii) the amount calculated as though dividends on each Second Preferred Share Series U had been accruing on a day to day basis in a manner consistent with section 1.3 of Part I hereof from the date of the most recently completed Dividend Period or Auction Dividend Period to but excluding the date on which the computation of accrued dividends is to be made, provided that, for the purposes of calculating accrued and unpaid dividends payable on (x) the Redemption Date in the event notice of redemption of the Second Preferred Shares Series U has been given pursuant to the provisions of section 1.6 of Part I hereof or (y) the relevant date for the purposes of section 1.9 of Part I hereof, the Average Prime Rate, if applicable to the calculation of the Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term or to the calculation of the Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term, shall be for the period of 90 days ending on a day not more than 7 days prior to the date the written notice of redemption is given pursuant to the provisions of section 1.6 or ending on the relevant date for the purposes of section 1.9, as the case may be.

2.2 Notices

(a) Any notice or other communication from the Corporation provided for herein, including without limitation any notice of redemption, shall be in writing and shall be sufficiently given if delivered or if sent by ordinary unregistered first class prepaid mail to the holders of the Second Preferred Shares Series U at their respective addresses appearing on the securities register of the Corporation, or in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation. In addition, any notice or other communication from the Corporation during an Auction Term or a notice of the Corporation's intention to redeem Second Preferred Shares Series U on a day which is during an Auction Term shall also be given by telex, telecopier or telegraph communication. Accidental failure to give any notice or other communication to one or more holders of the Second Preferred Shares Series U shall not affect the validity of the notice or other communication properly given or any action, including the redemption of all or any part of the Second Preferred Shares Series U, taken pursuant to such properly given notice or other communication, but upon such failure being discovered, the notice or other communication, as the case may be, shall be sent forthwith to such holder or holders and shall have the same force and effect as if given in due time.

(b) If the Corporation determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Second Preferred Shares Series U, whether in connection with the redemption of such shares or otherwise, the Corporation, notwithstanding the provisions hereof, may

(i) give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in newspapers of general circulation published or distributed in Edmonton and Toronto, and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(ii) fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the holder at such holder's address appearing on the securities register, or in the event of the address of such holder not so appearing, then at the last address of such holder known to the Corporation.

2.3 Voting Rights

In connection with any action to be taken by the Corporation which requires the approval of the holders of the Second Preferred Shares Series U as a series or of the holders of Series Second Preferred Shares as a class, each Second Preferred Share Series U shall entitle the holder thereof to one (1) vote for such purpose.

2.4 Modification

The provisions attached to the Second Preferred Shares Series U may be repealed, altered, modified or amended from time to time with such approvals as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 2.5 of this Part II.

2.5 Approval of Holders of Second Preferred Shares Series U

Any approval given by the holders of Second Preferred Shares Series U shall be deemed to have been sufficiently given if it shall have been given by the holders of Second Preferred Shares Series U as provided in the provisions attaching to the Series Second Preferred Shares as a class, which provisions shall apply mutatis mutandis.

2.6 Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of the Second Preferred Shares Series U will be required to pay tax on dividends received on the Second Preferred Shares Series U under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

PART III

INVESTOR NEGOTIATION PROCEDURE

3.1 Definitions

For the purposes of Part III hereof, the following terms have the following meanings:

(a) "Average Daily Prime Rate" shall have the meaning ascribed to that term in Part IV hereof;

(b) "Average Prime Rate" shall have the meaning ascribed to that term in Part IV hereof;

(c) "Bankers' Acceptance Rate", for any day, shall have the meaning ascribed to that term in section 5.1(i) of Part V hereof, provided, however, that for the purposes of this Part III references in section 5.1(i) of Part V to (i) the "Auction Date next preceding each Auction Dividend Period" and "such Auction Date" shall be deemed to refer to the relevant date for determining the Corporation Determined Quarterly Dividend Rate, (ii) "30-day bankers' acceptances" shall be deemed to refer to three month bankers' acceptances, and (iii) "Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date" shall be deemed to refer to Government of Canada Treasury Bills maturing as nearly as possible three months from such relevant determination date;

(d) "Banks" shall have the meaning ascribed to that term in Part IV hereof;

(e) "Corporation Determined Percentage" shall mean a percentage of the Average Prime Rate or of the Bankers' Acceptance Rate to be selected by the Corporation and set forth in the notice referred to in section 3.2 of this Part III;

(f) "Corporation Determined Quarterly Dividend Rate" shall mean one-quarter of the annual dividend rate specified by the Corporation in its notice pursuant to section 3.2 of this Part III, which shall be one of

(i) the Corporation Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made, taking into account the Average Prime Rate for the period consisting of the three calendar months ending immediately prior to the first day of the calendar month prior to the month during which the Dividend Payment Date for which the determination is being made falls, or

(ii) the Corporation Determined Percentage of the Bankers' Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made, or

(iii) a fixed annual percentage rate;

(g) "Corporation Determined Term" shall mean a term, selected by the Corporation, consisting of one or more consecutive Dividend Periods commencing on a Dividend Payment Date or a Settlement Date on or after the fifth anniversary of the original date of issue of the Second Preferred Shares Series U, and terminating on the last day of the last Dividend Period selected by the Corporation, to which term the provisions of this Part III shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term, provided that such term and the dividend rate applicable thereto have been approved by the holders of the Second Preferred Shares Series U in accordance with section 3.3 of this Part III; and

(h) "Daily Prime Rate" shall have the meaning ascribed to that term in Part IV hereof.

Terms defined in Part II, Part IV or Part V hereof and used but not defined in this Part III have the meanings ascribed to them in Part II, Part IV or Part V, as the case may be.

3.2 Determination of New Dividend Rate

At least 45 days and not more than 60 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term and at least 20 days and not more than 25 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation may notify the holders of Second Preferred Shares Series U of a proposed Corporation Determined Quarterly Dividend Rate for a proposed Corporation Determined Term. Such notification to such holders shall also

(a) specify a date by which each holder must notify the Corporation in writing of its acceptance of the proposed Corporation Determined Quarterly Dividend Rate and the Corporation Determined Term, if such holder intends to accept such terms, which date shall be at least 35 days prior to the end of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or at least 15 days prior to the end of the relevant Auction Dividend Period, as the case may be, and

(b) specify that the proposed Corporation Determined Quarterly Dividend Rate and proposed Corporation Determined Term shall become effective for the purposes of determining the dividends to be paid on the Dividend Payment Dates for Dividend Periods during such proposed Corporation Determined Term only if all of the holders of Second Preferred Shares Series U accept such terms.

3.3 Acceptance of Corporation Determined Quarterly Dividend Rate

If,

(a) by the time prescribed in section 3.2(a) of this Part III, all of the holders of Second Preferred Shares Series U have accepted the Corporation Determined Quarterly Dividend Rate and the Corporation Determined Term as evidenced by notice in writing to the Corporation, and

(b) at least 30 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or at least 12 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation has notified all of such holders that each of them has agreed with the Corporation on such terms,

then such Corporation Determined Quarterly Dividend Rate and Corporation Determined Term shall apply for the purposes of determining the dividend to be paid to the holders of Second Preferred Shares Series U, from time to time, on each of the Second Preferred Shares Series U on each Dividend Payment Date for Dividend Periods during such Corporation Determined Term.

3.4 Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part III, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Second Preferred Shares Series U upon request) shall be conclusive.

PART IV

DEALER BID PROCEDURES

4.1 Definitions

For the purposes of Part IV hereof, the following terms have the following meanings:

(a) "Accepted Dealer Offer" shall have the meaning ascribed to that term in section 4.2(c) of this Part IV;

(b) "Average Daily Prime Rate" shall mean, for any day, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Daily Prime Rates of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one or more of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other one Bank or the average of the Daily Prime Rates of the other Banks, as the case may be, and further provided that if on such day there shall be no Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for such day shall be 1.5% above the average yield per annum on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for the most recent weekly tender preceding such day;

(c) "Average Prime Rate" shall mean, for any period consisting of one or more days, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Average Daily Prime Rate for each day during such period;

(d) "Bankers' Acceptance Rate", for any day, shall have the meaning ascribed to that term in section 5.1(i) of Part V hereof, provided, however, that for the purposes of this Part IV references in section 5.1(i) of Part V to (i) the "Auction Date next preceding each Auction Dividend Period" and "such Auction Date" shall be deemed to refer to the relevant date for determining the Dealer Determined Quarterly Dividend Rate, (ii) "30-day bankers' acceptances" shall be deemed to refer to three month bankers' acceptances, and (iii) "Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date" shall be deemed to refer to Government of Canada Treasury Bills maturing as nearly as possible three months from such relevant determination date;

(e) "Banks" shall mean The Royal Bank of Canada, Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce and The Bank of Nova Scotia and the term "Bank" shall mean one of the Banks, and for the purposes of this definition "Banks" shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks;

(f) "Daily Prime Rate" shall mean, for any Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest such Bank will charge on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate;

(g) "Dealer" shall mean any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part IV;

(h) "Dealer Determined Percentage" shall mean a percentage of the Average Prime Rate or the Bankers' Acceptance Rate to be selected by each Dealer and to be set forth in each Dealer Offer in accordance with section 4.2(b) of this Part IV;

(i) "Dealer Determined Quarterly Dividend Rate" shall mean one-quarter of the annual dividend rate specified by a Dealer in an Accepted Dealer Offer which shall be one of

> (i) the Dealer Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made, taking into account the Average Prime Rate for the period consisting of the three calendar months ending immediately prior to the first day of the calendar month prior to the month during which the Dividend Payment Date for which the determination is being made falls, or
>
> (ii) the Dealer Determined Percentage of the Bankers' Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made, or
>
> (iii) a fixed annual percentage rate;

(j) "Dealer Determined Term" shall mean a term, selected by a Dealer, consisting of one or more consecutive Dividend Periods commencing on a Dividend Payment Date or a Settlement Date on or after the fifth anniversary of the original date of issue of the Second Preferred Shares Series U, and terminating on the last day of the last Dividend Period selected by such Dealer, to which term the provisions of this Part IV shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term;

(k) "Dealer Offer" shall mean a written irrevocable and unconditional offer from a Dealer in response to a Notice Requesting Bids to purchase all of the Second Preferred Shares Series U on the day of expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or any Auction Dividend Period, as the case may be, at a purchase price per Second Preferred Share Series U equal to $25.00 and containing the information specified in section 4.2(b) of this Part IV;

(l) "Dealer Response Date" shall have the meaning ascribed to that term in section 4.2(a) of this Part IV;

(m) "Notice Requesting Bids" shall mean a notice from the Corporation to one or more Dealers requesting them to submit Dealer Offers as provided for in section 4.2(a) of this Part IV; and

(n) "Notification to Holders" shall mean the notification from the Corporation to holders of Second Preferred Shares Series U of the acceptance of a Dealer Offer as provided for in section 4.2(d) and, if applicable, section 4.2(e) of this Part IV.

Terms defined in Part II, Part III or Part V hereof and used but not defined in this Part IV have the meanings ascribed to them in Part II, Part III or Part V, as the case may be.

4.2 Bids by Dealers

(a) At least 25 days and not more than 30 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term and at least 10 days and not more than 13 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation may solicit bids from one or more Dealers for the purchase of all of the Second Preferred Shares Series U. Such solicitation shall be contained in a notice ("Notice Requesting Bids") to be sent by the Corporation to such Dealers which notice shall

(i) invite each Dealer to submit to the Corporation a Dealer Offer; and

(ii) specify a date, which shall be not more than 10 days after the giving of such notice except if such notice is given during an Auction Dividend Period in which case the date specified shall be not more than 5 days after the giving of such notice, by which any such offer must be received by the Corporation (the "Dealer Response Date").

(b) Each Dealer receiving a Notice Requesting Bids may submit a Dealer Offer provided such Dealer does so by the Dealer Response Date and provided that such Dealer Offer specifies

(i) a Dealer Determined Quarterly Dividend Rate (and, in connection therewith, unless a fixed rate is specified, the Dealer Determined Percentage of the Average Prime Rate or the Dealer Determined Percentage of the Bankers' Acceptance Rate, as the case may be);

(ii) a Dealer Determined Term for which the Dealer Determined Quarterly Dividend Rate referred to in paragraph (i) of this section 4.2(b) will apply, and

(iii) the amount of any fee to be paid by the Corporation to the Dealer in connection with the purchase of Second Preferred Shares Series U pursuant to the Dealer Offer.

(c) If the Corporation wishes to accept a Dealer Offer, it shall signify such acceptance on or before the fifteenth day prior to expiry of the Initial Five Year Period or the then current Corporation Determined Term or Dealer Determined Term or on or before the fifth day prior to the end of the relevant Auction Dividend Period, as the case may be, by notice to the Dealer whose Dealer Offer it accepts ("Accepted Dealer Offer"). The Dealer whose Dealer Offer is accepted will be required to purchase all of the Second Preferred Shares Series U not retained by the existing holders on the day of expiry of the Initial Five Year Term or the then current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, on the terms and subject to the conditions contained in the Accepted Dealer Offer.

(d) Concurrently with its acceptance of a Dealer Offer, and in any event not later than 15 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or not later than 5 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation shall notify ("Notification to Holders") each existing holder of Second Preferred Shares Series U that the Corporation has accepted a Dealer Offer. Such notification shall

(i) specify the Dealer Determined Quarterly Dividend Rate to apply to the Second Preferred Shares Series U;

(ii) specify the Dealer Determined Term for which the Dealer Determined Quarterly Dividend Rate referred to in paragraph (i) of this section 4.2(d) will apply;

(iii) notify such holders of the right of each holder either to sell all or some of the Second Preferred Shares Series U it holds to such Dealer or to continue to hold all or some of the Second Preferred Shares Series U it then holds;

(iv) notify such holders of the date (which shall be on or before the sixth day prior to the expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or on or before the second day prior to the expiry of the relevant Auction Dividend Period, as the case may be) by which each holder must notify in writing the Corporation and the Dealer whose Dealer Offer has been accepted of its decision to sell some or all of the Second Preferred Shares Series U it holds as provided for in section 4.2(f) of this Part IV, and

(v) identify the Dealer whose Dealer Offer has been accepted.

(e) If a notification to Holders is given during the Initial Five Year Term, a Corporation Determined Term, or a Dealer Determined Term, the dividend for the then current Dividend Period will be payable on the first business day following the Dividend Payment Date for such Dividend Period, and the Notification to Holder shall so state.

(f) Upon receipt of the Notification to Holders, an existing holder of Second Preferred Shares Series U may elect to sell Second Preferred Shares Series U in accordance with the terms specified in such Notification to Holders by notifying the Corporation in writing of such decision and of the number of shares to be sold. Each holder of Second Preferred Shares Series U who elects to sell all or a part of its holdings of Second Preferred Shares Series U shall, together with such notice, deposit the certificate or certificates representing Second Preferred Shares Series U which such holder desires to sell (with the transfer panel on such certificate duly completed and signed or, in the alternative, with a duly completed stock transfer power of attorney accompanying such certificate or certificates) at the registered office of the Corporation, or at any place where the Second Preferred Shares Series U may be transferred or at any other place or places in Canada specified by the Corporation to holders of the Second Preferred Shares Series U in the Notification to Holders. If a holder of Second Preferred Shares Series U wishes to sell only some of the Second Preferred Shares Series U represented by any share certificate or certificates, the holder may deposit the certificate or certificates with the Corporation, as aforementioned, and the Corporation shall issue and deliver to such holder, at the expense of the Corporation, a new share certificate representing the Second Preferred Shares Series U which are not being delivered for sale. Any holder of Second Preferred Shares Series U that fails to respond to the Notification to Holders by the date specified for response therein will be deemed to have elected to continue to hold all of the Second Preferred Shares Series U then held by it subject to the terms and conditions as to the Dealer Determined Quarterly Dividend Rate and the Dealer Determined Term which are set forth in the Notification to Holders. The Corporation shall have all such powers and authority as may be necessary to determine finally the adequacy of all transfer instruments and related matters with respect to the sale of shares by an existing holder to a Dealer hereunder. Any determination by the Corporation to the effect that any instrument of transfer is incomplete or ineffective shall bind the holder intending to sell any of its Second Preferred Shares Series U pursuant to the provisions of this Part IV and shall also bind the Dealer in question.

(g) At least one Business Day before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or the relevant Auction Dividend Period, as the case may be, the Corporation shall notify the Dealer submitting the Accepted Dealer Offer of the number of shares to be purchased by such Dealer in accordance with section 4.2(f) of this Part IV and of the identity of the vendor or vendors thereof.

(h) On the day of expiry of the Initial Five Year Term, the Corporation Determined Term or the Dealer Determined Term or on the Settlement Date immediately following the expiry of the relevant Auction Dividend Period, as the case may be, the Dealer submitting the Accepted Dealer Offer will purchase the Second Preferred Shares Series U from the holders specified in section 4.2(g) of this Part IV, at the purchase price as set out in section 4.1(k) of this Part IV. For the purposes of completing such purchase, the Dealer submitting the Accepted Dealer Offer shall deposit with the Corporation at its registered office, prior to noon, Edmonton time, on such date, a certified cheque payable to the Corporation, as agent for the vendors referred to in section 4.2(g) of this Part IV, representing the aggregate purchase price of the Second Preferred Shares Series U to be purchased pursuant to this section 4.2(h) together with a direction as to registration particulars with respect to such Second Preferred Shares Series U to be purchased. Upon receipt of such certified cheque as aforesaid, the Corporation shall deliver to the vendors at the registered office of the Corporation cheques payable to the vendors in payment of the purchase price for such Second Preferred Shares Series U.

4.3 Termination of Application

Notwithstanding the acceptance of a Dealer Offer as provided for in this Part IV, the Corporation may notify the holders that the Corporation does not intend to proceed to implement application of the Dealer Determined Quarterly Dividend Rate and Dealer Determined Term as set forth in the Notification to Holders provided that such notification is given by the Corporation to existing holders on or before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or the relevant Auction Dividend Period, as the case may be. In such circumstances, the provisions of Part V hereof shall be applied in accordance with such Part and, for greater certainty, the Dealer whose Dealer Offer has been accepted shall not be obliged to purchase any Second Preferred Shares Series U pursuant to such Dealer Offer. Any such notification shall not limit or restrict the right of the Corporation, prior to the expiry of any subsequent Corporation Determined Term Dealer Determined Term or Auction Dividend Period, as the case may be, to implement the provisions of this Part IV by forwarding a Notice Requesting Bids to one or more Dealers.

4.4 Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part IV, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the

Corporate Secretary of the Corporation (which shall be provided to holders of Second Preferred Shares Series U upon request) shall be conclusive.

PART V

AUCTION PROCEDURES

5.1 Definitions

For the purposes of Part V hereof, the following terms have the following meanings:

(a) "Auction" shall mean the periodic operation of the procedures set forth in this Part V;

(b) "Auction Date" shall mean the fourth Tuesday of each calendar month of each Auction Dividend Period included within an Auction Term or, if such Tuesday is not a Business Day, the next preceding Business Day;

(c) "Auction Dividend Payment Date" shall mean the Business Day immediately following the Settlement Date;

(d) "Auction Dividend Period" shall mean, with respect to the first Auction Dividend Period of any Auction Term, the period from and including the last Dividend Payment Date of the Initial Five Year Term or of the Corporation Determined Term or Dealer Determined Term immediately preceding such Auction Term, as the case may be, to but excluding the first Settlement Date and, with respect to any subsequent Auction Dividend Period, shall mean the period from and including each Settlement Date to but excluding the next succeeding Settlement Date;

(e) "Auction Manager" shall mean the Corporation or any trust company or any successor thereto duly appointed or to be appointed by the Corporation as Auction Manager in respect of the Second Preferred Shares Series U and entering into an Auction Manager Agreement with the Corporation;

(f) "Auction Manager Agreement" shall mean an agreement made between the Auction Manager, if other than the Corporation, and the Corporation which provides, among other things, that the Auction Manager will follow the procedures set forth in this Part V for the purposes of determining the Current Dividend Rate for the Second Preferred Shares Series U;

(g) "Auction Term" shall mean any term of not less than two consecutive Auction Dividend Periods with respect to which the Auction Procedures in this Part V apply commencing on the first day of the first of such Auction Dividend Periods and terminating on the last day of any subsequent Auction Dividend Period which immediately precedes the beginning of a Corporation Determined Term or a Dealer Determined Term, as the case may be;

(h) "Available Shares" shall have the meaning specified in paragraph (i) of section 5.4(a) of this Part V;

(i) "Bankers' Acceptance Rate" shall mean, with respect to any Auction Dividend Period, the rate per annum equal to

> (i) the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the rates per annum quoted by RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor) where such rates per annum, quoted by such dealers, are equal to the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the bid and ask rates of the yields to maturity quoted by each of RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor), rounded upward to the nearest one-thousandth of one percent (0.001%), as at 10:00 a.m., Toronto time, on the Auction Date next preceding such Auction Dividend Period, on 30-day bankers' acceptances accepted by such of the Banks as are accepting 30-day bankers' acceptances on such Auction Date;
>
> (ii) in the event one of RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor) is unable to or does not for any reason quote the bid and ask rates per annum referred to in paragraph (i) of this section 5.1(i) as at 10:00 a.m., Toronto time, on such Auction Date, such rate shall be the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the bid and ask rates per annum on such date quoted by the other one; or

(iii) in the event both RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor) are unable to or do not for any reason quote rates, as at 10:00 a.m., Toronto time, on such Auction Date (including, without limitation, where none of the Banks is accepting 30-day bankers' acceptances on such Auction Date) for the purpose of determining the Bankers' Acceptance Rate in accordance with (i) or (ii) above, such rate shall be 0.2% plus the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the bid and ask rates of the yields (to maturity quoted by each of RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor), rounded upward to the nearest one-thousandth of one percent (0.001%), as at 10:00 a.m., Toronto time, on such Auction Date, on Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date;

(j) "Bid" and "Bids" shall have the respective meanings specified in section 5.2(a) of this Part V;

(k) "Bidder" and "Bidders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(l) "Business Day" shall mean a day on which both the Montreal Exchange and The Toronto Stock Exchange or any successor facilities and the Auction Manager are open for business;

(m) "Current Dividend Rate" shall be the rate per annum which has been determined in accordance with section 5.4(b) of this Part V for the next succeeding Auction Dividend Period;

(n) "Dealer" shall mean any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part V that has entered into a Dealer Agreement with the Auction Manager that remains effective;

(o) "Dealer Agreement" shall mean an agreement between the Auction Manager and a Dealer pursuant to which the Dealer agrees to participate in Auctions in compliance with the procedures set forth in this Part V;

(p) "Existing Holder" shall mean a holder of Second Preferred Shares Series U who (i) has signed a Purchaser's Letter, (ii) has delivered or caused to be delivered such Purchaser's Letter to the Auction Manager and to any Dealer to which such Existing Holder submits information pursuant to section 5.2(a) of this Part V, and (iii) is registered in the ledger maintained by the Auction Manager in respect of holders of Second Preferred Shares Series U;

(q) "held by" with respect to any Second Preferred Shares Series U registered in the name of the Auction Manager shall include such shares beneficially owned by an Existing Holder;

(r) "Hold Order" and "Hold Orders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(s) "Maximum Rate" with respect to any Auction Dividend Period shall mean 0.40% plus the Bankers' Acceptance Rate determined on the Auction Date immediately preceding such Auction Dividend Period;

(t) "Order" and "Orders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(u) "Potential Holder" shall mean any person, including any Existing Holder, who (i) has signed a Purchaser's Letter, (ii) has delivered or caused to be delivered such Purchaser's Letter to the Auction Manager and to any Dealer to which such Potential Holder submits information pursuant to section 5.2(a) of this Part V, and (iii) may be interested in acquiring Second Preferred Shares Series U (or, in the case of an Existing Holder, additional Second Preferred Shares Series U);

(v) "Purchaser's Letter" shall mean a letter addressed to the Auction Manager and a Dealer in which a person agrees, among other things, to be bound by the procedures set forth in this Part V in the event such person participates in an Auction;

(w) "Remaining Shares" shall have the meaning specified in paragraph (iv) of section 5.5(a) of this Part V;

(x) "Sell Order" and "Sell Orders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(y) "Settlement Date" shall mean the Business Day immediately following the Auction Date;

(z) "Submission Deadline" shall mean 11:00 a.m., Toronto time, on any Auction Date or such later time on any Auction Date, as specified by the Auction Manager from time to time, by which Dealers are required to submit Orders to the Auction Manager;

(aa) "Submitted Bid" and "Submitted Bids" shall have the respective meanings specified in section 5.4(a) of this Part V;

(bb) "Submitted Hold Order" and "Submitted Hold Orders" shall have the respective meanings specified in section 5.4(a) of this Part V;

(cc) "Submitted Order" and "Submitted Orders" shall have the respective meanings specified in section 5.4(a) of this Part V;

(dd) "Submitted Sell Order" and "Submitted Sell Orders" shall have the respective meanings specified in section 5.4(a) of this Part V;

(ee) "Sufficient Clearing Bids" shall have the meaning specified in section 5.4(a) of this Part V;

(ff) "Winning Bid Rate" shall be the rate per annum determined in accordance with section 5.4(a) of this Part V.

Terms defined in Part II, Part III or Part IV hereof and used but not defined in this Part V have the meanings ascribed to them in Part II, Part III or Part IV, as the case may be.

5.2 Orders by Existing Holders and Potential Holders

(a) Prior to the Submission Deadline on each Auction Date:

(i) each Existing Holder may submit to a Dealer information as to the number of Second Preferred Shares Series U, if any, held by such Existing Holder which such Existing Holder

(A) desires to continue to hold without regard to the Current Dividend Rate for the next succeeding Auction Dividend Period; and/or

(B) desires to continue to hold, provided that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be not less than the rate per annum specified by such Existing Holder; and/or

(C) offers to sell without regard to the Current Dividend Rate for the next succeeding Auction Dividend Period;

and

(ii) Potential Holders may submit to a Dealer offers to purchase Second Preferred Shares Series U, provided that any such offer shall be effective only if the Current Dividend Rate for the next succeeding Auction Dividend Period shall be not less than the rate per annum specified by such Potential Holder.

The communication to a Dealer of the information referred to in this section 5.2(a) is an "Order" and collectively are "Orders"; each Existing Holder and each Potential Holder placing an Order is a "Bidder" and collectively are "Bidders"; an Order containing the information referred to in subparagraph (i) (A) of this section 5.2(a) is a "Hold Order" and collectively are "Hold Orders"; an Order containing the information referred to in subparagraph (i) (B) or paragraph (ii) of this section 5.2(a) is a "Bid" and collectively are "Bids"; and an Order containing the information referred to in subparagraph (i)(C) of this section 5.2(a) is a "Sell Order" and collectively are "Sell Orders".

(b) A Bid by an Existing Holder shall constitute an irrevocable offer to sell at a price of $25.00 per Second Preferred Share Series U

(i) the number of Second Preferred Shares Series U specified in such Bid if the Winning Bid Rate determined on such Auction Date is less than the specified rate; or

(ii) the specified number of Second Preferred Shares Series U or a lesser number to be determined as set forth in paragraph (iv) of section 5.5(a) of this Part V if the Winning Bid Rate determined on such Auction Date is equal to the specified rate; or

(iii) the number of Second Preferred Shares Series U specified in such Bid if the specified rate is higher than the Maximum Rate and Sufficient Clearing Bids do exist; or

(iv) a lesser number of Second Preferred Shares Series U to be determined as set forth in paragraph (iii) of section 5.5(b) of this Part V if the specified rate is higher than the Maximum Rate and Sufficient Clearing Bids do not exist.

(c) A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell at a price of $25.00 per Second Preferred Share Series U

(i) the number of Second Preferred Shares Series U specified in such Sell Order; or

(ii) a lesser number of Second Preferred Shares Series U to be determined as set forth in paragraph (iii) of section 5.5(b) of this Part V if Sufficient Clearing Bids do not exist.

(d) A Bid by a Potential Holder shall constitute an irrevocable offer to purchase at a price of $25.00 per Second Preferred Share Series U

(i) the number of Second Preferred Shares Series U specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is higher than the specified rate; or

(ii) the specified number or a lesser number of Second Preferred Shares Series U to be determined as set forth in paragraph (v) of section 5.5(a) of this Part V if the Winning Bid Rate determined on such Auction Date is equal to the specified rate; or

(iii) the specified number of Second Preferred Shares Series U if the specified rate is equal to or lower than the Maximum Rate and Sufficient Clearing Bids do not exist.

(e) If none of the holders of Second Preferred Shares Series U is an Existing Holder on any date which would be an Auction Date, then the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate determined on such date.

5.3 Submission of Orders by Dealers to the Auction Manager

(a) Each Dealer shall submit to the Auction Manager in writing in accordance with its Dealer Agreement prior to the Submission Deadline on each Auction Date all Orders obtained by such Dealer and specifying with respect to each Order

(i) the name of the Bidder placing such Order;

(ii) the aggregate number of Second Preferred Shares Series U that are the subject of the Order;

(iii) to the extent that the Bidder is an Existing Holder, the number of Second Preferred Shares Series U, if any, subject to any

(A) Hold Order placed by such Existing Holder;

(B) Bid placed by such Existing Holder and the rate specified in such Bid; and/or

(C) Sell Order placed by such Existing Holder; and

(iv) to the extent that the Bidder is a Potential Holder, the dividend rate per annum specified in the Bid of such Potential Holder.

(b) If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Auction Manager shall round such rate up to the next highest one-thousandth of one percent (0.001%).

(c) If for any reason an Order or Orders covering in the aggregate all the Second Preferred Shares Series U held by an Existing Holder are not submitted to the Auction Manager prior to the Submission Deadline, the Auction Manager shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Second Preferred Shares Series U held by such Existing Holder and not subject to Orders submitted to the Auction Manager.

(d) If one or more Orders covering in the aggregate more than the number of Second Preferred Shares Series U held by an Existing Holder are submitted to the Auction Manager, such Orders shall be considered valid as follows and in the following order of priority:

(i) all Hold Orders shall be considered valid, but only up to and including, in the aggregate, the number of Second Preferred Shares Series U held by such Existing Holder, and, solely for purposes of allocating compensation among the Dealers submitting Hold Orders, if the number of Second Preferred Shares Series U subject to such Hold Orders exceeds the number of Second Preferred Shares Series U held by such Existing Holder, the number of Second Preferred Shares Series U subject to each such Hold Order shall be reduced pro rata to cover the number of Second Preferred Shares Series U held by such Existing Holder;

(ii) (A) any Bid shall be considered valid up to and including the excess of the number of Second Preferred Shares Series U held by such Existing Holder over the number of Second Preferred Shares Series U subject to any Hold Order referred to in paragraph (i) of this section 5.3(d);

(B) subject to subparagraph (ii) (A) of this section 5.3(d), if more than one Bid with the same rate is submitted on behalf of such Existing Holder and the number of Second Preferred Shares Series U subject to such Bids is greater than such excess, such Bids shall be considered valid up to the amount of such excess, and, solely for purposes of allocating compensation among the Dealers submitting Bids with the same rate, the number of Second Preferred Shares Series U subject to each Bid with the same rate shall be reduced pro rata to cover the number of Second Preferred Shares Series U equal to such excess;

(C) subject to subparagraph (ii) (A) of this section 5.3(d), if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in the ascending order of their respective rates up to the amount of such excess; and

(D) in any such event, the number, if any, of such Second Preferred Shares Series U subject to Bids not valid under this paragraph (ii) shall be treated as the subject of a Bid by a Potential Holder; and

(iii) all Sell Orders shall be considered valid but only up to and including in the aggregate the excess of the number of Second Preferred Shares Series U held by such Existing Holder over the sum of the Second Preferred Shares Series U subject to Hold Orders referred to in paragraph (i) of this section 5.3(d) and valid Bids by Existing Holders referred to in paragraph (ii) of this section 5.3(d).

(e) If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid with the rate therein specified.

5.4 Determination of Sufficient Clearing Bids, Winning Bid Rate and Current Dividend Rate

(a) On the Submission Deadline on each Auction Date, the Auction Manager shall assemble all Orders submitted or deemed submitted to it by the Dealers (each such Order as submitted or deemed submitted by a Dealer being individually a "Submitted Hold Order", a "Submitted Bid" or a "Submitted Sell Order", as the case may be, or a "Submitted Order", and collectively "Submitted Hold Orders", "Submitted Bids" or "Submitted Sell Orders", as the case may be, or "Submitted Orders") and shall determine

(i) the excess of (A) the total number of Second Preferred Shares Series U issued and outstanding over (B) the number of Second Preferred Shares Series U that are the subject of Submitted Hold Orders (such excess being the "Available Shares");

(ii) from the Submitted Orders, whether

(A) the number of Second Preferred Shares Series U that are the subject of Submitted Bids by Potential Holders specifying one or more rates equal to or lower than the Maximum Rate

exceeds or is equal to the sum of

(B) (I) the number of Second Preferred Shares Series U that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate, and

(II) the number of Second Preferred Shares Series U that are the subject of Submitted Sell Orders;

and if such excess or equality exists (other than because all of the Second Preferred Shares Series U are the subject of Submitted Hold Orders), then such Submitted Bids in subparagraph (A) hereof shall be "Sufficient Clearing Bids"; and

(iii) if Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids which if the Auction Manager accepted

(A) (I) each Submitted Bid from Existing Holders specifying that lowest rate, and

(II) all other Submitted Bids from Existing Holders specifying lower rates, thus entitling those Existing Holders to continue to hold the Second Preferred Shares Series U that are the subject of those Submitted Bids, and

(B) (I) each Submitted Bid from Potential Holders specifying such rate, and

(II) all other Submitted Bids from Potential Holders specifying lower rates, thus entitling those Potential Holders to purchase the Second Preferred Shares Series U that are the subject of those Submitted Bids,

would result in such Existing Holders described in subparagraph (A) hereof continuing to hold an aggregate number of Second Preferred Shares Series U which, when added to the aggregate number of Second Preferred Shares Series U to be purchased by such Potential Holders described in subparagraph (B) hereof, would equal not less than the number of Available Shares (such lowest rate being the "Winning Bid Rate").

(b) Promptly after the Auction Manager has made the determinations pursuant to section 5.4(a) of this Part V, the Auction Manager shall advise the Corporation of the Bankers' Acceptance Rate and, based on such determinations, of the dividend rate applicable to the Second Preferred Shares Series U for the next succeeding Auction Dividend Period (the "Current Dividend Rate") as follows:

(i) if Sufficient Clearing Bids exist, the Current Dividend Rate for the next Succeeding Auction Dividend Period shall be equal to the Winning Bid Rate so determined;

(ii) if Sufficient Clearing Bids do not exist (other than because all of the Second Preferred Shares Series U are the subject of Submitted Hold Orders), then the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Maximum Rate; or

(iii) if all of the Second Preferred Shares Series U are the subject of Submitted Hold Orders, then the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate determined on the Auction Date.

5.5 Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

Based on the determinations made pursuant to section 5.4(a) of this Part V, the Submitted Bids and Submitted Sell Orders shall be accepted or rejected and the Auction Manager shall take such other action as set forth below:

(a) If Sufficient Clearing Bids have been made, subject to the provisions of sections 5.5(c) and 5.5(d) of this Part V, Submitted Bids and Submitted Sell Orders shall be accepted and rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i) the Submitted Sell Order of each Existing Holder shall be accepted and the Submitted Bid of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Second Preferred Shares Series U that are the subject of such Submitted Sell Order and such Submitted Bid;

(ii) the Submitted Bid of each Existing Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold Second Preferred Shares Series U that are the subject of such Submitted Bid;

(iii) the Submitted Bid of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Holder to purchase the Second Preferred Shares Series U that are the subject of such Submitted Bid;

(iv) the Submitted Bid for each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Second Preferred Shares Series U that are the subject of such Submitted Bid, unless the number of Second Preferred Shares Series U subject to all such Submitted Bids is greater than the total number of Available Shares minus the number of Second Preferred Shares Series U subject to Submitted Bids described in paragraphs (ii) and (iii) of this section 5.5(a) (the "Remaining Shares"). In this event, the Submitted Bids of each Existing Holder described in this paragraph (iv) shall be rejected, and each such Existing Holder shall be required to sell Second Preferred Shares Series U, but only in an amount equal to the difference between (A) the number of Second Preferred Shares Series U then held by such Existing Holder subject to such Submitted Bid and (B) the number of Second Preferred Shares Series U obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, the numerator of which shall be the number of Second Preferred Shares Series U held by such Existing Holder subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Second Preferred Shares Series U subject to such Submitted Bids made by all such Existing Holders who specified a rate equal to the Winning Bid Rate; and

(v) the Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, but only in an amount equal to the number of Second Preferred Shares Series U obtained by multiplying (x) the difference between the total number of Available Shares and the number of Second Preferred Shares Series U subject to Submitted Bids described in paragraphs (ii), (iii) and (iv) of this section 5.5(a) by (y) a fraction, the numerator of which shall be the number of Second Preferred Shares Series U subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Second Preferred Shares Series U subject to such Submitted Bids made by all Potential Holders who specified rates equal to the Winning Bid Rate;

(b) If Sufficient Clearing Bids have not been made (other than because all of the Second Preferred Shares Series U are subject to Submitted Hold Orders), subject to the provisions of sections 5.5(c) and 5.5(d) of this Part V, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i) the Submitted Bid of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling that Existing Holder to continue to hold the Second Preferred Shares Series U that are the subject of such Submitted Bid;

(ii) the Submitted Bid of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the Second Preferred Share Series U that are the subject of such Submitted Bid; and

(iii) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected and the Submitted Sell Order of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (A) the number of Second Preferred Shares Series U then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (B) the number of Second Preferred Shares Series U obtained by multiplying (x) the difference between the total number of Available Shares and the aggregate number of Second Preferred Shares Series U subject to

Submitted Bids described in paragraphs (i) and (ii) of this section 5.5(b) by (y) a fraction, the numerator of which shall be the number of Second Preferred Shares Series U held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order, and the denominator of which shall be the number of Second Preferred Shares Series U subject to all such Submitted Bids and Submitted Sell Orders;

(c) If, as a result of the procedures described in sections 5.5(a) or 5.5(b) of this Part V, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a Second Preferred Share Series U on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, round up or down the number of Second Preferred Shares Series U to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder shall be a whole number of Second Preferred Shares Series U;

(d) If, as a result of the procedures described in section 5.5(a) of this Part V, any Potential Holder would be entitled or required to purchase a fraction of a Second Preferred Share Series U on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, allocate shares for purchase among Potential Holders so that only whole numbers of Second Preferred Shares Series U are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Second Preferred Shares Series U on such Auction Date; and

(e) Based on the result of each Auction, the Auction Manager shall determine to which Potential Holder or Potential Holders purchasing Second Preferred Shares Series U an Existing Holder or Existing Holders shall sell Second Preferred Shares Series U being sold by such Existing Holder or Existing Holders. Such purchases and sales of Second Preferred Shares Series U shall be completed on the Settlement Date by payment by each Potential Holder purchasing Second Preferred Shares Series U of the aggregate purchase price of the Second Preferred Shares Series U to be purchased equal to $25.00 per Second Preferred Share Series U against delivery by each Existing Holder selling Second Preferred Shares Series U of the number of Second Preferred Shares Series U being sold.

5.6 Miscellaneous

Notwithstanding the provisions of this Part V, the Auction Manager shall not follow the Auction Procedures herein on the Auction Date immediately preceding, (i) the Redemption Date in the event that written notice of redemption of all the outstanding Second Preferred Shares Series U has been given pursuant to the provisions of section 1.6 of Part I hereof, or (ii) the first day of a Corporation Determined Term or Dealer Determined Term.

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part V, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with any such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Second Preferred Shares Series U upon request) shall be conclusive.

III-V Series Second Preferred Shares, Series V

4,400,000 of the Series Second Preferred Shares are designated Perpetual Cumulative Second Preferred Shares Series V (the "Second Preferred Shares Series V"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series V shall be as follows:

PART I

1.1 Definitions

All defined terms used in Part I hereof and not defined therein are defined and have the meanings ascribed to them in section 2.1 of Part II hereof.

1.2 Payment of Dividends

(a) Subject to section 1.2(e) hereof, during the Initial Five Year Term, the holders of the Second Preferred Shares Series V shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends in an amount determined in accordance with section 1.3(a) hereof, payable in equal quarterly installments on the Dividend Payment Dates in each year, subject to section 4.2(e) of Part IV hereof.

(b) After expiry of the Initial Five Year Term, for each Dividend Period falling within a Corporation Determined Term, the holders of the Second Preferred Shares Series V shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section 1.3(b) hereof, payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period, subject to section 4.2(e) of Part IV hereof.

(c) After expiry of the Initial Five Year Term, for each Dividend Period falling within a Dealer Determined Term, the holders of the Second Preferred Shares Series V shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section 1.3(c) hereof, payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period, subject to section 4.2(e) of Part IV hereof.

(d) After expiry of the Initial Five Year Term, for each Auction Dividend Period falling within an Auction Term, the holders of the Second Preferred Shares Series V as they appear on the securities register of the Corporation on the Auction Date within such Auction Dividend Period shall be entitled to receive and the Corporation shall pay, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, monthly cumulative preferential cash dividends in an amount determined in accordance with section 1.3(d) hereof, payable, with respect to each such Auction Dividend Period, on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period.

(e) The initial dividend on the Second Preferred Shares Series V shall accrue from and include the original date of issue of the Second Preferred Shares Series V, shall be payable on January 3, 1998, and shall be in an amount determined in accordance with section 1.3(a) hereof.

(f) Cheques of the Corporation payable in lawful money of Canada, rounded to the nearest whole cent ($0.01), shall be issued in respect of dividends on the Second Preferred Shares Series V (less any tax required to be deducted and withheld by the Corporation). The mailing by ordinary unregistered first class prepaid mail of such a cheque to a registered holder of Second Preferred Shares Series V to the address of such registered holder as it appears on the securities register of the Corporation, or if the address of any such holder does not appear, then to the last known address of such holder, on or before the fifth Business Day next preceding the applicable Dividend Payment Date or the delivery by the Corporation or the Auction Manager of such cheque on or before the Auction Dividend Payment Date, as the case may be, shall be deemed to be payment and shall satisfy and discharge all liabilities for dividends payable on such Dividend Payment Date or Auction Dividend Payment Date to the extent of the amount represented thereby (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority) unless such cheque is not paid on due presentation.

1.3 Amount of Dividends

(a) The dividend to be paid on each Second Preferred Share Series V during the Initial Five Year Term shall be the amount of $1.165 per annum payable in equal quarterly installments of $0.29125 on each Dividend Payment Date except the first dividend which shall be payable on January 3, 1998, and shall be in the amount of $0.29125 multiplied by a fraction, the numerator of which is the number of days from and including the original date of issue of the Second Preferred Shares Series V to but excluding the first Dividend Payment Date, and the denominator of which is 92.

(b) Subject to section 1.3(e) hereof, after expiry of the Initial Five Year Term, for each Dividend Period included within a Corporation Determined Term, the dividend to be paid on each Second Preferred Share Series V on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Corporation Determined Quarterly Dividend Rate for such Dividend Period.

(c) Subject to section 1.3(e) hereof, after expiry of the Initial Five Year Term, for each Dividend Period included within a Dealer Determined Term, the dividend to be paid on each Second Preferred Share Series V on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Dealer Determined Quarterly Dividend Rate for such Dividend Period.

(d) After expiry of the Initial Five Year Term, for each Auction Dividend Period included within an Auction Term, the dividend to be paid on each Second Preferred Share Series V on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period shall be determined as follows:

(i) on the first Auction Dividend Payment Date immediately following the end of the first Auction Dividend Period during any Auction Term, the dividend to be paid on each Second Preferred Share Series N shall be the amount which is the product of (1) $25.00, (2) 75% of the Bankers' Acceptance Rate (as defined in Part V hereof) where -the Bankers' Acceptance Rate is determined on the first Business Day of such Auction Dividend Period; and (3) the number of days in the first Auction Dividend Period, all divided by 365; and

(ii) on the second and subsequent Auction Dividend Payment Dates immediately following the end of the second and subsequent Auction Dividend Periods during any Auction Term, the dividend to be paid on each Second Preferred Share Series V shall be the amount which is the product of (1) $25.00, (2) the Current Dividend Rate (or such other rate per annum as may apply in accordance with Part V hereof) for each such Auction Dividend Period, determined on the Auction Date immediately prior to the beginning of such Auction Dividend Period, and (3) the number of days in such Auction Dividend Period, all divided by 365.

(e) After expiry of the Initial Five Year Term, for the first Dividend Period included within a Corporation Determined Term or a Dealer Determined Term, in either case immediately following an Auction Term, the dividend to be paid on each Second Preferred Share Series V on the Dividend Payment Date immediately following the end of such Dividend Period shall be the product of (1) $25.00, (2) four times the Corporation Determined Quarterly Dividend Rate or the Dealer Determined Quarterly Dividend Rate, as the case may be, and (3) the number of days in such Dividend Period, all divided by 365.

1.4 Cumulative Dividends

If on any Dividend Payment Date or Auction Dividend Payment Date the dividends accrued to such date are not paid in full on all Second Preferred Shares Series V then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which dividends are otherwise payable hereunder and on which the Corporation shall have sufficient moneys properly applicable to the payment of such dividends. The holders of Second Preferred Shares Series V shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

1.5 Redemption

The Second Preferred Shares Series V will not be redeemable on or before the date that is the fifth anniversary of the original date of issue of the Second Preferred Shares Series V. Subject to section 1.8 hereof, the Corporation may, upon giving notice as hereinafter provided, redeem at any time after the fifth anniversary of the original date of issue all or from time to time any of the then outstanding Second Preferred Shares Series V on payment for each share to be redeemed of an amount equal to $25.00 together with an amount equal to all accrued and unpaid dividends thereon, whether or not declared, calculated to but excluding the Redemption Date (as hereinafter defined). Such amount is herein referred to as the "Redemption Price". If less than all of the then outstanding Second Preferred Shares Series V are to be redeemed, the Second Preferred Shares Series V to be redeemed shall be redeemed as nearly as may be pro rata from each of the holders of Second Preferred Shares Series V. Any Second Preferred Share Series V which is so redeemed shall be cancelled and not reissued.

1.6 Redemption Procedure

(a) The Corporation shall, at least thirty (30) days before the date specified for redemption of Second Preferred Shares Series V, mail or deliver to each person who at the date of mailing is a registered holder of Second Preferred Shares Series V to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares Series V. Notwithstanding the foregoing, if the Corporation gives notice of its intention to redeem Second Preferred Shares Series V on a Redemption Date (as hereinafter defined) which is during an Auction Term, such notice shall be given not less than 12 days prior to the date on which the redemption is to take place, which date, in such event, must be an Auction Dividend Payment Date.

(b) Such notice shall set out the Redemption Price and the date ("Redemption Date") on which redemption is to take place and, if part only of the Second Preferred Shares Series V held by the person to whom such notice is addressed is to be redeemed, the number thereof so to be redeemed. The Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series V to be redeemed the Redemption Price therefor on presentation and surrender, at the place designated in such notice, of the certificates representing the Second Preferred Shares Series V so called for redemption. Such payment shall be made by cheque of the Corporation and shall be a full and complete discharge of the Corporation's obligation to pay the Redemption Price owed to the holders of Second Preferred Shares Series V so called for redemption to the extent of the amount represented by such cheque (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper tax authority), unless such cheque is not paid on due presentation. If part only of the Second Preferred Shares Series V represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the Redemption Date, the Second Preferred Shares Series V called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after giving notice of its intention to redeem Second Preferred Shares Series V as aforesaid, to deposit the Redemption Price for the Second Preferred Shares Series V so called for redemption (or such of the said shares as may be represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption) in a special account in any chartered bank or any trust company in Canada named in such notice or in any subsequent notice to the holders of the shares in respect of which the deposit is made, provided that the amount deposited in such an account shall be paid to the holders of such shares upon presentation and surrender to such bank or trust company of the certificates representing such shares. The Redemption Price so deposited shall be paid on or after the Redemption Date without interest to or to the order of the respective holders of such Second Preferred Shares Series V called for redemption. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Second Preferred Shares Series V in respect of which such deposit shall have been made shall be and shall be deemed to be redeemed and the rights of the holders thereof after such deposit or the Redemption Date, as the case may be, shall be limited to receiving, without interest, the Redemption Price of such Second Preferred Shares Series V so called for redemption (less any tax required to be and in fact deducted or withheld therefrom) upon presentation and surrender of the certificates representing the holder's shares so redeemed. Any interest allowed on any such deposit shall belong to the Corporation.

(c) Redemption moneys that are represented by a cheque which was mailed to a registered holder in accordance with this section 1.6 and which has not been duly presented for payment within, or that otherwise remain unclaimed (including moneys held on deposit as aforesaid) for, a period of 5 years from the Redemption Date shall be forfeited to the Corporation.

1.7 Purchase for Cancellation

Subject to section 1.8 hereof, the Corporation may at any time and from time to time purchase for cancellation the whole or any part of the Second Preferred Shares Series V outstanding from time to time at the lowest price or prices at which, in the opinion of the directors, such shares are obtainable, but not exceeding $25.00 per share plus all accrued and unpaid dividends and costs of purchase.

1.8 Restriction on Dividends and Retirement of Shares

So long as any of the Second Preferred Shares Series V are outstanding, the Corporation shall not:

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series V) on the Class A non-voting shares or Class B common shares of the Corporation or any other shares of the Corporation ranking junior to the Second Preferred Shares Series V with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series V with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividend payable on the last preceding Dividend Payment Date or Auction Dividend Payment Date, as the case may be, on the Second Preferred Shares Series V and the dividend payable on the last preceding respective dividend payment dates on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series V with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subsections (a) and (b) of this section 1.8.

1.9 Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Second Preferred Shares Series V shall be entitled to receive in lawful money of Canada $25.00 per share together with an amount equal to all accrued and unpaid cumulative preferential dividends thereon, whether or not declared, calculated to but excluding the date of payment or distribution, the whole to be paid before any amount is paid or any property or assets of the Corporation are distributed to the holders of the Class A non-voting shares or Class B common shares of the Corporation or any other shares ranking junior to the Second Preferred Shares Series V. Upon payment to the holders of record of the Second Preferred Shares Series V of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

1.10 Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series V without the prior approval of the holders of the Second Preferred Shares Series V given as specified in section 1.11, nor shall the number of Second Preferred Shares Series V be increased without such approval; provided, however, that nothing in this section 1.10 shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series V shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

1.11 Sanction by Holders of Second Preferred Shares Series V

The approval of the holders of the Second Preferred Shares Series V with respect to any and all matters referred to in these Second Preferred Shares Series V provisions may be given in writing by all of the holders of the Second Preferred Shares Series V for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series V duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series V then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of a least a majority of all Second Preferred Shares Series V then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series V present in person or so represented by proxy, whether or not they hold a majority of all Second Preferred Shares Series V then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series V. Notice of any such original meeting of the holders of the Second Preferred Shares Series V shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of share holders. On every poll taken at any such original meeting or adjourned meeting, each holder of Second Preferred Shares Series V present in person or represented by proxy shall be entitled to one (1) vote in respect of each of the Second Preferred Shares Series V held by such holder.

PART II

2.1 Interpretation and Application of Part I, Part III, Part IV and Part V

(a) For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, the following terms have the following meanings:

(i) "Auction Dividend Payment Date" shall have the meaning ascribed to that term in Part V hereof;

(ii) "Auction Dividend Period" shall have the meaning ascribed to that term in Part V hereof;

(iii) "Auction Procedures" shall mean the procedures set forth in Part V hereof for determining the applicable dividend rate for the Second Preferred Shares Series V from time to time during an Auction Term;

(iv) "Auction Term", "Auction Date" and "Auction Manager" shall have the respective meanings ascribed to those terms in Part V hereof;

(v) "Business Day" shall have the meaning ascribed to that term in Part V hereof,

(vi) "Corporation Determined Quarterly Dividend Rate" shall have the meaning ascribed to that term in Part III hereof;

(vii) "Corporation Determined Term" shall have the meaning ascribed to that term in Part III hereof;

(viii) "Current Dividend Rate" shall have the meaning ascribed to that term in Part V hereof;

(ix) "Dealer Determined Quarterly Dividend Rate" shall have the meaning ascribed to that term in Part IV hereof;

(x) "Dealer Determined Term" shall have the meaning ascribed to that term in Part IV hereof;

(xi) "Dividend Payment Dates" shall mean the third day of each of the months of January, April, July and October;

(xii) "Dividend Period" shall mean the period from and including the original date of issue of the Second Preferred Shares Series V to but excluding the first Dividend Payment Date and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date except for the first Dividend Period following an Auction Term in which case "Dividend Period" shall mean the period from and including the most recent Settlement Date of the Auction Term to but excluding the next succeeding Dividend Payment Date which falls at least three calendar months after the said Settlement Date;

(xiii) "Initial Five Year Term" shall mean the five year period commencing on the original date of issue of the Second Preferred Shares Series V and ending on the date that is the fifth anniversary of the original date of issue or, if such date is not a Dividend Payment Date, on the first Dividend Payment Date after the fifth anniversary of the original date of issue;

(xiv) the use of the terms "ranking in priority to" or "ranking on a parity with" or "ranking junior to" or similar terms, whether used independently or in combination, mean and refer to the ranking of shares of different classes or series in respect of the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, voluntary or involuntary, or any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(xv) "Settlement Date" shall have the meaning ascribed to that term in Part V hereof.

Terms defined in Part III, Part IV or Part V hereof and used but not defined in this Part II have the meanings ascribed to them in Part III, Part IV or Part V, as the case may be.

(b) In the event that any date on which any dividend on the Second Preferred Shares Series V is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

(c) In the event of the non-receipt of a cheque by a holder of Second Preferred Shares Series V entitled to such cheque, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, shall issue to such holder a replacement cheque for the amount of such cheque.

(d) The provisions of Part III hereof with respect to the fixing of a Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term may be used by the Corporation, at the earliest, in the period between 45 days and 60 days prior to the expiry of the Initial Five Year Term, and thereafter may be used by the Corporation from time to time during a Corporation Determined Term, a Dealer Determined Term or any Auction Dividend Period, as the case may be, provided that in such circumstances such provisions are used not less than 45 days and not more than 60 days prior to the expiry of the then current Corporation Determined Term or Dealer Determined Term or are used not less than 20 days and not more than 25 days prior to the end of the relevant Auction Dividend Period, as the case may be.

(e) The provisions of Part IV hereof with respect to solicitation of Dealer Offers for the purpose of fixing a Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term may be used by the Corporation, at the earliest, 30 days prior to the expiry of the Initial Five Year Term and, thereafter, may be used by the Corporation from time to time during a Corporation Determined Term, a Dealer Determined Term or any Auction Dividend Period, as the case may be, provided that in such circumstances such provisions are used not more than 30 days and not less than 25 days prior to the expiry of the then current Corporation Determined Term or Dealer Determined Term or are used not more than 13 days and not less than 10 days prior to the end of the relevant Auction Dividend Period, as the case may be.

(f) The provisions of Part V hereof shall apply from and after the end of the Initial Five Year Term and from and after the end of any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, unless at any such time the provisions of Part III or Part IV hereof are fully implemented in accordance with the terms of those Parts.

(g) For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, "accrued and unpaid dividends" means the aggregate of (i) all unpaid dividends on the Second Preferred Shares Series V in respect of any Dividend Payment Date for any completed Dividend Period and Auction Dividend Payment Date for any completed Auction Dividend Period and (ii) the amount calculated as though dividends on each Second Preferred Share Series V had been accruing on a day to day basis in a manner consistent with section 1.3 of Part I hereof from the date of the most recently completed Dividend Period or Auction Dividend Period to but excluding the date on which the computation of accrued dividends is to be made, provided that, for the purposes of calculating accrued and unpaid dividends payable on (x) the Redemption Date in the event notice of redemption of the Second Preferred Shares Series V has been given pursuant to the provisions of section 1.6 of Part I hereof or (y) the relevant date for the purposes of section 1.9 of Part I hereof, the Average Prime Rate, if applicable to the calculation of the Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term or to the calculation of the Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term, shall be for the period of 90 days ending on a day not more than 7 days prior to the date the written notice of redemption is given pursuant to the provisions of section 1.6 or ending on the relevant date for the purposes of section 1.9, as the case may be.

2.2 Notices

(a) Any notice or other communication from the Corporation provided for herein, including without limitation any notice of redemption, shall be in writing and shall be sufficiently given if delivered or if sent by ordinary unregistered first class prepaid mail to the holders of the Second Preferred Shares Series V at their respective addresses appearing on the securities register of the Corporation, or in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation. In addition, any notice or other communication from the Corporation during an Auction Term or a notice of the Corporation's intention to redeem Second Preferred Shares Series V on a day which is during an Auction Term shall also be given by telex, telecopier or telegraph communication. Accidental failure to give any notice or other communication to one or more holders of the Second Preferred Shares Series V shall not affect the validity of the notice or other communication properly given or any action, including the redemption of all or any part of the Second Preferred Shares Series V, taken pursuant to such properly given notice or other communication, but upon such failure being discovered, the notice or other communication, as the case may be, shall be sent forthwith to such holder or holders and shall have the same force and effect as if given in due time.

(b) If the Corporation determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Second Preferred Shares Series V, whether in connection with the redemption of such shares or otherwise, the Corporation, notwithstanding the provisions hereof, may

(i) give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in newspapers of general circulation published or distributed in Calgary and Toronto, and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(ii) fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the holder at such holder's address appearing on the securities register, or in the event of the address of such holder not so appearing, then at the last address of such holder known to the Corporation.

2.3 Voting Rights

In connection with any action to be taken by the Corporation which requires the approval of the holders of the Second Preferred Shares Series V as a series or of the holders of Series Second Preferred Shares as a class, each Second Preferred Share Series V shall entitle the holder thereof to one (1) vote for such purpose.

2.4 Modification

The provisions attached to the Second Preferred Shares Series V, may be repealed, altered, modified or amended from time to time with such approvals as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 2.5 of this Part II.

2.5 Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of the Second Preferred Shares Series V will be required to pay tax on dividends received on the Second Preferred Shares Series V under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

PART III

INVESTOR NEGOTIATION PROCEDURE

3.1 Definitions

For the purposes of Part III hereof, the following terms have the following meanings:

(a) "Average Daily Prime Rate" shall have the meaning ascribed to that term in Part IV hereof;

(b) "Average Prime Rate" shall have the meaning ascribed to that term in Part IV hereof;

(c) "Bankers' Acceptance Rate", for any day, shall have the meaning ascribed to that term in section 5.1(i) of Part V hereof, provided, however, that for the purposes of this Part III references in section 5.1(i) of Part V to (i) the "Auction Date next preceding each Auction Dividend Period" and "such Auction Date" shall be deemed to refer to the relevant date for determining the Corporation Determined Quarterly Dividend Rate, (ii) "30-day bankers' acceptances" shall be deemed to refer to three month bankers' acceptances, and (iii) "Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date" shall be deemed to refer to Government of Canada Treasury Bills maturing as nearly as possible three months from such relevant determination date;

(d) "Banks" shall have the meaning ascribed to that term in Part IV hereof;

(e) "Corporation Determined Percentage" shall mean a percentage of the Average Prime Rate or of the Bankers' Acceptance Rate to be selected by the Corporation and set forth in the notice referred to in section 3.2 of this Part III;

(f) "Corporation Determined Quarterly Dividend Rate" shall mean one-quarter of the annual dividend rate specified by the Corporation in its notice pursuant to section 3.2 of this Part III, which shall be one of

(i) the Corporation Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made, taking into account the Average Prime Rate for the period consisting of the three calendar months ending immediately prior to the first day of the calendar month prior to the month during which the Dividend Payment Date for which the determination is being made falls, or

(ii) the Corporation Determined Percentage of the Bankers' Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made, or

(iii) a fixed annual percentage rate;

(g) "Corporation Determined Term" shall mean a term, selected by the Corporation, consisting of one or more consecutive Dividend Periods commencing on a Dividend Payment Date or a Settlement Date on or after the fifth anniversary of the original date of issue of the Second Preferred Shares Series V, and terminating on the last day of the last Dividend Period selected by the Corporation, to which term the provisions of this Part III shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term, provided that such term and the dividend rate applicable thereto -have been approved by the holders of the Second Preferred Shares Series V in accordance with section 3.3 of this Part III; and

(h) "Daily Prime Rate" shall have the meaning ascribed to that term in Part IV hereof.

Terms defined in Part II, Part IV or Part V hereof and used but not defined in this Part III have the meanings ascribed to them in Part II, Part IV or Part V, as the case may be.

3.2 Determination of New Dividend Rate

At least 45 days and not more than 60 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term and at least 20 days and not more than 25 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation may notify the holders of Second Preferred Shares Series V of a proposed Corporation Determined Quarterly Dividend Rate for a proposed Corporation Determined Term. Such notification to such holders shall also

(a) specify a date by which each holder must notify the Corporation in writing of its acceptance of the proposed Corporation Determined Quarterly Dividend Rate and the Corporation Determined Term, if such holder intends to accept such terms, which date shall be at least 35 days prior to the end of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or at least 15 days prior to the end of the relevant Auction Dividend Period, as the case may be, and

(b) specify that the proposed Corporation Determined Quarterly Dividend Rate and proposed Corporation Determined Term shall become effective for the purposes of determining the dividends to be paid on the Dividend Payment Dates for Dividend Periods during such proposed Corporation Determined Term only if all of the holders of Second Preferred Shares Series V accept such terms.

3.3 Acceptance of Corporation Determined Quarterly Dividend Rate

If,

(a) by the time prescribed in section 3.2(a) of this Part III, all of the holders of Second Preferred Shares Series V have accepted the Corporation Determined Quarterly Dividend Rate and the Corporation Determined Term as evidenced by notice in writing to the Corporation, and

(b) at least 30 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or at least 12 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation has notified all of such holders that each of them has agreed with the Corporation on such terms, then such Corporation Determined Quarterly Dividend Rate and Corporation Determined Term shall apply for the purposes of determining the dividend to be paid to the holders of Second Preferred Shares Series V, from time to time, on each of the Second Preferred Shares Series V on each Dividend Payment Date for Dividend Periods during such Corporation Determined Term.

3.4 Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part III, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Second Preferred Shares Series V upon request) shall be conclusive.

PART IV

DEALER BID PROCEDURES

4.1 Definitions

For the purposes of Part IV hereof, the following terms have the following meanings:

(a) "Accepted Dealer Offer" shall have the meaning ascribed to that term in section 4.2(c) of this Part IV;

(b) "Average Daily Prime Rate" shall mean, for any day, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Daily Prime Rates of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one or more of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other one Bank or the average of the Daily Prime Rates of the other Banks, as the case may be, and further provided that if on such day there shall be no Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for such day shall be 1.5% above the average yield per annum on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for the most recent weekly tender preceding such day;

(c) "Average Prime Rate" shall mean, for any period consisting of one or more days, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Average Daily Prime Rate for each day during such period;

(d) "Bankers' Acceptance Rate", for any day, shall have the meaning ascribed to that term in section 5.1(i) of Part V hereof, provided, however, that for the purposes of this Part IV references in section 5.1(i) of Part V to (i) the "Auction Date next preceding each Auction Dividend Period" and "such Auction Date" shall be deemed to refer to the relevant date for determining the Dealer Determined Quarterly Dividend Rate, (ii) "30-day bankers' acceptances" shall be deemed to refer to three month bankers' acceptances, and (iii) "Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date" shall be deemed to refer to Government of Canada Treasury Bills maturing as nearly as possible three months from such relevant determination date;

(e) "Banks" shall mean Royal Bank of Canada, Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce and The Bank of Nova Scotia and the term "Bank" shall mean one of the Banks, and for the purposes of this definition "Banks" shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks;

(f) "Daily Prime Rate" shall mean, for any Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest such Bank will charge on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate;

(g) "Dealer" shall mean any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part IV;

(h) "Dealer Determined Percentage" shall mean a percentage of the Average Prime Rate or the Bankers' Acceptance Rate to be selected by each Dealer and to be set forth in each Dealer Offer in accordance with section 4.2(b) of this Part IV;

(i) "Dealer Determined Quarterly Dividend Rate" shall mean one-quarter of the annual dividend rate specified by a Dealer in an Accepted Dealer Offer which shall be one of

(i) the Dealer Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made, taking into account the Average Prime Rate for the period consisting of the three calendar months ending immediately prior to the first day of the calendar month prior to the month during which the Dividend Payment Date for which the determination is being made falls, or

(ii) the Dealer Determined Percentage of the Bankers' Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made, or

(iii) a fixed annual percentage rate;

(j) "Dealer Determined Term" shall mean a term, selected by a Dealer, consisting of one or more consecutive Dividend Periods commencing on a Dividend Payment Date of a Settlement Date on-or after the fifth anniversary of the original date of issue of the Second Preferred Shares Series V, and terminating on the last day of the last Dividend Period selected by such Dealer, to which term the provisions of this Part IV shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term;

(k) "Dealer Offer" shall mean a written irrevocable and unconditional offer from a Dealer in response to a Notice Requesting Bids to purchase all of the Second Preferred Shares Series V on the day of expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or any Auction Dividend Period, as the case may be, at a purchase price per Second Preferred Share Series V equal to $25.00 and containing the information specified in section 4.2(b) of this Part IV;

(l) "Dealer Response Date" shall have the meaning ascribed to that term in section 4.2(a) of this Part IV;

(m) "Notice Requesting Bids" shall mean a notice from the Corporation to one or more Dealers requesting them to submit Dealer Offers as provided for in section 4.2(a) of this Part IV; and

(n) "Notification to Holders" shall mean the notification from the Corporation to holders of Second Preferred Shares Series V of the acceptance of a Dealer Offer as provided for in section 4.2(d) and, if applicable, section 4.2(e) of this Part IV.

Terms defined in Part II, Part III or Part V hereof and used but not defined in this Part IV have the meanings ascribed to them in Part II, Part III or Part V, as the case may be.

4.2 Bids by Dealers

(a) At least 25 days and not more than 30 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term and at least 10 days and not more than 13 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation may solicit bids from one or more Dealers for the purchase of all of the Second Preferred Shares Series V. Such solicitation shall be contained in a notice ("Notice Requesting Bids") to be sent by the Corporation to such Dealers which notice shall

(i) invite each Dealer to submit to the Corporation a Dealer Offer, and

(ii) specify a date, which shall be not more than 10 days after the giving of such notice except if such notice is given during an Auction Dividend Period in which case the date specified shall be not more than 5 days after the giving of such notice, by which any such offer must be received by the Corporation (the "Dealer Response Date").

(b) Each Dealer receiving a Notice Requesting Bids may submit a Dealer Offer provided such Dealer does so by the Dealer Response Date and provided that such Dealer Offer specifies

(i) a Dealer Determined Quarterly Dividend Rate (and, in connection therewith, unless a fixed rate is specified, the Dealer Determined Percentage of the Average Prime Rate or the Dealer Determined Percentage of the Bankers' Acceptance Rate, as the case may be),

(ii) a Dealer Determined Term for which the Dealer Determined Quarterly Dividend Rate referred to in paragraph (i) of this section 4.2(b) will apply, and

(iii) the amount of any fee to be paid by the Corporation to the Dealer in connection with the purchase of Second Preferred Shares Series V pursuant to the Dealer Offer.

(c) If the Corporation wishes to accept a Dealer Offer, it shall signify such acceptance on or before the fifteenth day prior to expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or on or before the fifth day prior to the end of the relevant Auction Dividend Period, as the case may be, by notice to the Dealer whose Dealer Offer it accepts ("Accepted Dealer Offer"). The Dealer whose Dealer Offer is accepted will be required to purchase all of the Second Preferred Shares Series V not retained by the existing holders on the day of expiry of the Initial Five Year Term or the then current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, on the terms and subject to the conditions contained in the Accepted Dealer Offer.

(d) Concurrently with its acceptance of a Dealer Offer, and in any event not later than 15 days before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or not later than 5 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation shall notify ("Notification to Holders") each existing holder of Second Preferred Shares Series V that the Corporation has accepted a Dealer Offer. Such notification shall

(i) specify the Dealer Determined Quarterly Dividend Rate to apply to the Second Preferred Shares Series V,

(ii) specify the Dealer Determined Term for which the Dealer Determined Quarterly Dividend Rate referred to in paragraph (i) of this section 4.2(d) will apply,

(iii) notify such holders of the right of each holder either to sell all or some of the Second Preferred Shares Series V it holds to such Dealer or to continue to hold all or some of the Second Preferred Shares Series V it then holds,

(iv) notify such holders of the date (which shall be on or before the sixth day prior to the expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or on or before the second day prior to the expiry of the relevant Auction Dividend Period, as the case may be) by which each holder must notify in writing the Corporation and the Dealer whose Dealer Offer has been accepted of its decision to sell some or all of the Second Preferred Shares Series V it holds as provided for in section 4.2(f) of this Part IV, and

(v) identify the Dealer whose Dealer Offer has been accepted.

(e) If a Notification to Holders is given during the Initial Five Year Term, a Corporation Determined Term, or a Dealer Determined Term, the dividend for the then current Dividend Period will be payable on the first business day following the Dividend Payment Date for such Dividend Period, and the Notification to Holders shall so state.

(f) Upon receipt of the Notification to Holders, an existing holder of Second Preferred Shares Series V may elect to sell Second Preferred Shares Series V in accordance with the terms specified in such Notification to Holders by notifying the Corporation in writing of such decision and of the number of shares to be sold. Each holder of Second Preferred Shares Series V who elects to sell all or a part of its holdings of Second Preferred Shares Series V shall, together with such notice, deposit the certificate or certificates representing Second Preferred Shares Series V which such holder desires to sell (with the transfer panel on such certificate duly completed and signed or, in the alternative, with a duly completed stock transfer power of attorney accompanying such certificate or certificates) at the registered office of the Corporation, or at any place where the Second Preferred Shares Series V may be transferred or at any other place or places in Canada specified by the Corporation to holders of the Second Preferred Shares Series V in the Notification to Holders. If a holder of Second Preferred Shares Series V wishes to sell only some of the Second Preferred Shares Series V represented by any share certificate or certificates, the holder may deposit the certificate or certificates with the Corporation, as aforementioned, and the Corporation shall issue and deliver to such holder, at the expense of the Corporation, a new share certificate representing the Second Preferred Shares Series V which are not being delivered for sale. Any holder of Second Preferred Shares Series V that fails to respond to the Notification to Holders by the date specified for response therein will be deemed to have elected to continue to hold all of the Second Preferred Shares Series V then held by it subject to the terms and conditions as to the Dealer Determined Quarterly Dividend Rate and the Dealer Determined Term which are set forth in the Notification to Holders. The Corporation shall have all such powers and authority as may be necessary to determine finally the adequacy of all transfer instruments and related matters with respect to the sale of shares by an existing holder to a Dealer hereunder. Any determination by the Corporation to the effect that any instrument of transfer is incomplete or ineffective shall bind the holder intending to sell any of its Second Preferred Shares Series V pursuant to the provisions of this Part IV and shall also bind the Dealer in question.

(g) At least one Business Day, before expiry of the Initial Five Year Term or the then- current Corporation Determined Term or Dealer Determined Term or the relevant Auction Dividend Period, as the case may be, the Corporation shall notify the Dealer submitting the Accepted Dealer Offer of the number of shares to be purchased by such Dealer in accordance with section 4.2(f) of this Part IV and of the identity of the vendor or vendors thereof.

(h) On the day of expiry of the Initial Five Year Term, the Corporation Determined Term or the Dealer Determined Term or on the Settlement Date immediately following the expiry of the relevant Auction Dividend Period, as the case may be, the Dealer submitting the Accepted Dealer Offer will purchase the Second Preferred Shares Series V from the holders specified in section 4.2(g) of this Part IV, at the purchase price as set out in section 4.1 (k) of this Part IV. For the purposes of completing such purchase, the Dealer submitting the Accepted Dealer Offer shall deposit with the Corporation at its registered office, prior to noon, Calgary time, on such date, a certified cheque payable to the Corporation, as agent for the vendors referred to in section 4.2(g) of this Part IV, representing the aggregate purchase price of the Second Preferred Shares Series V to be purchased pursuant to this section 4.2(h) together with a direction as to registration particulars with respect to such Second Preferred Shares Series V to be purchased. Upon receipt of such certified cheque as aforesaid, the Corporation shall deliver to the vendors at the registered office of the Corporation cheques payable to the vendors in payment of the purchase price for such Second Preferred Shares Series V.

4.3 Termination of Application

Notwithstanding the acceptance of a Dealer Offer as provided for in this Part IV, the Corporation may notify the holders that the Corporation does not intend to proceed to implement application of the Dealer Determined Quarterly Dividend Rate and Dealer Determined Term as set forth in the Notification to Holders provided that such notification is given by the Corporation to existing holders on or before expiry of the Initial Five Year Term or the then current Corporation Determined Term or Dealer Determined Term or the relevant Auction Dividend Period, as the case may be. In such circumstances, the provisions of Part V hereof shall be applied in accordance with such Part and, for greater certainty, the Dealer whose Dealer Offer has been accepted shall not be obliged to purchase any Second Preferred Shares Series V pursuant to such Dealer Offer. Any such notification shall not limit or restrict the right of the Corporation, prior to the expiry of any subsequent Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, to implement the provisions of this Part IV by forwarding a Notice Requesting Bids to one or more Dealers.

4.4 Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part IV, the directors of the Corporation (or any person or persons designated by the, directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Second Preferred Shares Series V upon request) shall be conclusive.

PART V

AUCTION PROCEDURES

5.1 Definitions

For the purposes of Part V hereof, the following terms have the following meanings:

(a) "Auction" shall mean the periodic operation of the procedures set forth in this Part V;

(b) "Auction Date" shall mean the fourth Tuesday of each calendar month of each Auction Dividend Period included within an Auction Term or, if such Tuesday is not a Business Day, the next preceding Business Day;

(c) "Auction Dividend Payment Date" shall mean the Business Day immediately following the Settlement Date;

(d) "Auction Dividend Period" shall mean, with respect to the first Auction Dividend Period of any Auction Term, the period from and including the last Dividend Payment Date of the Initial Five Year Term or of the Corporation Determined Term or Dealer Determined Term immediately preceding such Auction Term, as the case may be, to but excluding the first Settlement Date and, with respect to any subsequent Auction Dividend Period, shall mean the period from and including each Settlement Date to but excluding the next succeeding Settlement Date;

(e) "Auction Manager" shall mean the Corporation or any trust company or any successor thereto duly appointed or to be appointed by the Corporation as Auction Manager in respect of the Second Preferred Shares Series V and entering into an Auction Manager Agreement with the Corporation;

(f) "Auction Manager Agreement" shall mean an agreement made between the Auction Manager, if other than the Corporation, and the Corporation which provides, among other things, that the Auction Manager will follow the procedures set forth in this Part V for the purposes of determining the Current Dividend Rate for the Second Preferred Shares Series V;

(g) "Auction Term" shall mean any term of not less than two consecutive Auction Dividend Periods with respect to which the Auction Procedures in this Part V apply commencing on the first day of the first of such Auction Dividend Periods and terminating on the last day of any subsequent Auction Dividend Period which immediately precedes the beginning of a Corporation Determined Term or a Dealer Determined Term, as the case may be;

(h) "Available Shares" shall have the meaning specified in paragraph (i) of section 5.4(a) of this Part V;

(i) "Bankers' Acceptance Rate" shall mean, with respect to any Auction Dividend Period, the rate per annum equal to

(i) the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the rates per annum quoted by RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor) where such rates per annum, quoted by such dealers, are equal to the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the bid and ask rates of the yields to maturity quoted by each of RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor), rounded upward to the nearest one-thousandth of one percent (0.001%), as at 10:00 a.m., Toronto time, on the Auction Date next preceding such Auction Dividend Period, on 30-day bankers' acceptances accepted by such of the Banks as are accepting 30-day bankers' acceptances on such Auction Date;

(ii) in the event one of RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor) is unable to or does not for any reason quote the bid and ask rates per annum referred to in paragraph (i) of this section 5.1(i) as at 10:00 a.m., Toronto time, on such Auction Date, such rate shall be the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the bid and ask rates per annum on such date quoted by the other one; or

(iii) in the event both RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor) are unable to or do not for any reason quote rates, as at 10:00 a.m., Toronto time, on such Auction Date (including, without limitation, where none of the Banks is accepting 30-day bankers' acceptances on such Auction Date) for the purpose of determining the Bankers' Acceptance Rate in accordance with (i) or (ii) above, such rate shall be 0.2% plus the simple average, rounded to the nearest one-hundredth of one percent (0.01%), of the bid and ask rates of the yields to maturity quoted by each of RBC Dominion Securities Inc. (or any successor) and Nesbitt Burns Inc. (or any successor), rounded upward to the nearest one-thousandth of one percent (0.001%), as at 10:00 a.m., Toronto time, on such Auction Date, on Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date;

(j) "Bid" and "Bids" shall have the respective meanings specified in section 5.2(a) of this Part V;

(k) "Bidder" and "Bidders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(l) "Business Day" shall mean a day on which both the Montreal Exchange and The Toronto Stock Exchange or any successor facilities and the Auction Manager are open for business;

(m) "Current Dividend Rate" shall be the rate per annum which has been determined in accordance with section 5.4(b) of this Part V for the next succeeding Auction Dividend Period;

(n) "Dealer" shall mean any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part V that has entered into a Dealer Agreement with the Auction Manager that remains effective;

(o) "Dealer Agreement" shall mean an agreement between the Auction Manager and a Dealer pursuant to which the Dealer agrees to participate in Auctions in compliance with the procedures set forth in this Part V;

(p) "Existing Holder" shall mean a holder of Second Preferred Shares Series V who (i) has signed a Purchaser's Letter, (ii) has delivered or caused to be delivered such Purchaser's Letter to the Auction Manager and to any Dealer to which such Existing Holder submits information pursuant to section 5.2(a) of this Part V, and (iii) is registered in the ledger maintained by the Auction Manager in respect of holders of Second Preferred Shares Series V;

(q) "held by" with respect to any Second Preferred Shares Series V registered in the name of the Auction Manager shall include such shares beneficially owned by an Existing Holder;

(r) "Hold Order" and "Hold Orders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(s) "Maximum Rate" with respect to any Auction Dividend Period shall mean 0.40% plus the Bankers' Acceptance Rate determined on the Auction Date immediately preceding such Auction Dividend Period;

(t) "Order" and "Orders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(u) "Potential Holder" shall mean any person, including any Existing Holder, who (i) has signed a Purchaser's Letter, (ii) has delivered or caused to be delivered such Purchaser's Letter to the Auction Manager and to any Dealer to which such Potential Holder submits information pursuant to section 5.2(a) of this Part V, and (iii) may be interested in acquiring Second Preferred Shares Series V (or, in the case of an Existing Holder, additional Second Preferred Shares Series V);

(v) "Purchaser's Letter" shall mean a letter addressed to the Auction Manager and a Dealer in which a person agrees, among other things, to be bound by the procedures set forth in this Part V in the event such person participates in an Auction;

(w) "Remaining Shares" shall have the meaning specified in paragraph (iv) of section 5.5(a) of this Part V;

(x) "Sell Order" and "Sell Orders" shall have the respective meanings specified in section 5.2(a) of this Part V;

(y) "Settlement Date" shall mean the Business Day immediately following the Auction Date;

(z) "Submission Deadline" shall mean 11:00 a.m., Toronto time, on any Auction Date or such later time on any Auction Date, as specified by the Auction Manager from time to time, by which Dealers are required to submit Orders to the Auction Manager;

(aa) "Submitted Bid" and "Submitted Bids" shall have the respective meanings specified in section 5.4(a) of this Part V;

(bb) "Submitted Hold Order" and "Submitted Hold Orders" shall have the respective meanings specified in section 5.4(a) of this Part V;

(cc) "Submitted Order" and "Submitted Orders" shall have the respective meanings specified in section 5.4(a) of this Part V;

(dd) "Submitted Sell Order" and "Submitted Sell Orders" shall have the respective meanings specified in section 5.4(a) of this Part V;

(ee) "Sufficient Clearing Bids" shall have the meaning specified in section 5.4(a) of this Part V; and

(ff) "Winning Bid Rate" shall be the rate per annum determined in accordance with section 5.4(a) of this Part V.

Terms defined in Part II, Part III or Part IV hereof and used but not defined in this Part V have the meanings ascribed to them in Part II, Part III or Part IV, as the case may be.

5.2 Orders by Existing Holders and Potential Holders

(a) Prior to the Submission Deadline on each Auction Date:

(i) each Existing Holder may submit to a Dealer information as to the number of Second Preferred Shares Series V, if any, held by such Existing Holder which such Existing Holder

(A) desires to continue to hold without regard to the Current Dividend Rate for the next succeeding Auction Dividend Period; and/or

(B) desires to continue to hold, provided that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be not less than the rate per annum specified by such Existing Holder; and/or

(C) offers to sell without regard to the Current Dividend Rate for the next succeeding Auction Dividend Period;

and

(ii) Potential Holders may submit to a Dealer offers to purchase Second Preferred Shares Series V, provided that any such offer shall be effective only if the Current Dividend Rate for the next succeeding Auction Dividend Period shall be not less than the rate per annum specified by such Potential Holder.

The communication to a Dealer of the information referred to in this section 5.2(a) is an "Order" and collectively are "Orders"; each Existing Holder and each Potential Holder placing an Order is a "Bidder" and collectively are "Bidders"; an Order containing the information referred to in subparagraph (i) (A) of this section 5.2(a) is a "Hold Order" and collectively are "Hold Orders"; an Order containing the information referred to in subparagraph (i) (B) or paragraph (ii) of this section 5.2(a) is a "Bid" and collectively are "Bids"; and an Order containing the information referred to in subparagraph (i)(C) of this section 5.2(a) is a "Sell Order" and collectively are "Sell Orders".

(b) A Bid by an Existing Holder shall constitute an irrevocable offer to sell at a price of $25.00 per Second Preferred Share Series V

(i) the number of Second Preferred Shares Series V specified in such Bid if the Winning Bid Rate determined on such Auction Date is less than the specified rate; or

(ii) the specified number of Second Preferred Shares Series V or a lesser number to be determined as set forth in paragraph (iv) of section 5.5(a) of this Part V if the Winning Bid Rate determined on such Auction Date is equal to the specified rate; or

(iii) the number of Second Preferred Shares Series V specified in such Bid if the specified rate is higher than the Maximum Rate and Sufficient Clearing Bids do exist; or

(iv) a lesser number of Second Preferred Shares Series V to be determined as set forth in paragraph (iii) of section 5.5(b) of this Part V if the specified rate is higher than the Maximum Rate and Sufficient Clearing Bids do not exist.

(c) A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell at a price of $25.00 per Second Preferred Share Series V

(i) the number of Second Preferred Shares Series V specified in such Sell Order; or

(ii) a lesser number of Second Preferred Shares Series V to be determined as set forth in paragraph (iii) of section 5.5(b) of this Part V if Sufficient Clearing Bids do not exist.

(d) A Bid by a Potential Holder shall constitute an irrevocable offer to purchase at a price of $25.00 per Second Preferred Share Series V

(i) the number of Second Preferred Shares Series V specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is higher than the specified rate; or

(ii) the specified number or a lesser number of Second Preferred Shares Series V to be determined as set forth in paragraph (v) of section 5.5(a) of this Part V if the Winning Bid Rate determined on such Auction Date is equal to the specified rate; or

(iii) the specified number of Second Preferred Shares Series V if the specified rate is equal to or lower than the Maximum Rate and Sufficient Clearing Bids do not exist.

(e) If none of the holders of Second Preferred Shares Series V is an Existing Holder on any date which would be an Auction Date, then the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate determined on such date.

5.3 Submission of Orders by Dealers to the Auction Manager

(a) Each Dealer shall submit to the Auction Manager in writing in accordance with its Dealer Agreement prior to the Submission Deadline on each Auction Date all Orders obtained by such Dealer and specifying with respect to each Order

(i) the name of the Bidder placing such Order;

(ii) the aggregate number of Second Preferred Shares Series V that are the subject of the Order;

(iii) to the extent that the Bidder is an Existing Holder, the number of Second Preferred Shares Series V, if any, subject to any

(A) Hold Order placed by such Existing Holder;

(B) Bid placed by such Existing Holder and the rate specified in such Bid; and/or

(C) Sell Order placed by such Existing Holder; and

(iv) to the extent that the Bidder is a Potential Holder, the dividend rate per annum specified in the Bid of such Potential Holder.

(b) If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Auction Manager shall round such rate up to the next highest one-thousandth of one percent (0.001 %).

(c) If for any reason an Order or Orders covering in the aggregate all the Second Preferred Shares Series V held by an Existing Holder are not submitted to the Auction Manager prior to the Submission Deadline, the Auction Manager shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Second Preferred Shares Series V held by such Existing Holder and not subject to Orders submitted to the Auction Manager.

(d) If one or more Orders covering in the aggregate more than the number of Second Preferred Shares Series V held by an Existing Holder are submitted to the Auction Manager, such Orders shall be considered valid as follows and in the following order of priority:

(i) all Hold Orders shall be considered valid, but only up to and including, in the aggregate, the number of Second Preferred Shares Series V held by such Existing Holder, and, solely for purposes of allocating compensation among the Dealers submitting Hold Orders, if the number of Second Preferred Shares Series V subject to such Hold Orders exceeds the number of Second Preferred Shares Series V held by such Existing Holder, the number of Second Preferred Shares Series V subject to each such Hold Order shall be reduced pro rata to cover the number of Second Preferred Shares Series V held by such Existing Holder;

(ii) (A) any Bid shall be considered valid up to and including the excess of the number of Second Preferred Shares Series V held by such Existing Holder over the number of Second Preferred Shares Series V subject to any Hold Order referred to in paragraph (i) of this section 5.3(d);

(B) subject to subparagraph (ii) (A). of this section 5.3(d), if more than one Bid with the same rate is submitted on behalf of such Existing Holder and the number of Second Preferred Shares Series V subject to such Bids is greater than such excess, such Bids shall be considered valid up to -the amount of such excess, and, solely for purposes of allocating compensation among the Dealers submitting Bids with the same rate, the number of Second Preferred Shares Series V subject to each Bid with the same rate shall be reduced pro rata to cover the number of Second Preferred Shares Series V equal to such excess;

(C) subject to subparagraph (ii) (A) of this section 5.3(d), if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in the ascending order of their respective rates up to the amount of such excess; and

(D) in any such event, the number, if any, of such Second Preferred Shares Series V subject to Bids not valid under this paragraph (ii) shall be treated as the subject of a Bid by a Potential Holder; and

(iii) all Sell Orders shall be considered valid but only up to and including in the aggregate the excess of the number of Second Preferred Shares Series V held by such Existing Holder over the sum of the Second Preferred Shares Series V subject to Hold Orders referred to in paragraph (i) of this section 5.3(d) and valid Bids by Existing Holders referred to in paragraph (ii) of this section 5.3(d).

(e) If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid with the rate therein specified.

5.4.Determination of Sufficient Clearing Bids, Winning Bid Rate and Current Dividend Rate

(a) On the Submission Deadline on each Auction Date, the Auction Manager shall assemble all Orders submitted or deemed submitted to it by the Dealers (each such Order as submitted or deemed submitted by a Dealer being individually a "Submitted Hold Order", a "Submitted Bid" or a "Submitted Sell Order", as the case may be, or a "Submitted Order", and collectively "Submitted Hold Orders", "Submitted Bids" or "Submitted Sell Orders", as the case may be, or "Submitted Orders") and shall determine

(i) the excess of (A) the total number of Second Preferred Shares Series V issued and outstanding over (B) the number of Second Preferred Shares Series V that are the subject of Submitted Hold Orders (such excess being the "Available Shares");

(ii) from the Submitted Orders, whether

(A) the number of Second Preferred Shares Series V that are the subject of Submitted Bids by Potential Holders specifying one or more rates equal to or lower than the Maximum Rate

exceeds or is equal to the sum of

(B) (I) the number of Second Preferred Shares Series V that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate, and

(II) the number of Second Preferred Shares Series V that are the subject of Submitted Sell Orders;

and if such excess or equality exists (other than because all of the Second Preferred Shares Series V are the subject of Submitted Hold Orders), then such Submitted Bids in subparagraph (A) hereof shall be "Sufficient Clearing Bids"; and

(iii) if Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids which if the Auction Manager accepted

(A) (I) each Submitted Bid from Existing Holders specifying that lowest rate, and

(II) all other Submitted Bids from Existing Holders specifying lower rates, thus entitling those Existing Holders to continue to hold the Second Preferred Shares Series V that are the subject of those Submitted Bids, and

(B) (I) each Submitted Bid from Potential Holders specifying such rate, and

(II) all other Submitted Bids from Potential Holders specifying lower rates, thus entitling those Potential Holders to purchase the Second Preferred Shares Series V that are the subject of those Submitted Bids,

would result in such Existing Holders described in subparagraph (A) hereof continuing to hold an aggregate number of Second Preferred Shares Series V which, when added to the aggregate number of Second Preferred Shares Series V to be purchased by such Potential Holders described in subparagraph (B) hereof, would equal not less than the number of Available Shares (such lowest rate being the "Winning Bid Rate").

(b) Promptly after the Auction Manager has made the determinations pursuant to section 5.4(a) of this Part V, the Auction Manager shall advise the Corporation of the Bankers' Acceptance Rate and, based on such determinations, of the dividend rate applicable to the Second Preferred Shares Series V for the next succeeding Auction Dividend Period (the "Current Dividend Rate") as follows:

(i) if Sufficient Clearing Bids exist, the Current Dividend Rate for the next Succeeding Auction Dividend Period shall be equal to the Winning Bid Rate so determined;

(ii) if Sufficient Clearing Bids do not exist (other than because all of the Second Preferred Shares Series V are the subject of Submitted Hold Orders), then the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Maximum Rate; or

(iii) if all of the Second Preferred Shares Series V are the subject of Submitted Hold Orders, then the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate determined on the Auction Date.

5.5 Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

Based on the determinations made pursuant to section 5.4(a) of this Part V, the Submitted Bids and Submitted Sell Orders shall be accepted or rejected and the Auction Manager shall take such other action as set forth below:

(a) If Sufficient Clearing Bids have been made, subject to the provisions of sections 5.5(c) and 5.5(d) of this Part V, Submitted Bids and Submitted Sell Orders shall be accepted and rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i) the Submitted Sell Order of each Existing Holder shall be accepted and the Submitted Bid of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Second Preferred Shares Series V that are the subject of such Submitted Sell Order and such Submitted Bid;

(ii) the Submitted Bid of each Existing Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold Second Preferred Shares Series V that are the subject of such Submitted Bid;

(iii) the Submitted Bid of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Holder to purchase the Second Preferred Shares Series V that are the subject of such Submitted Bid;

(iv) the Submitted Bid for each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Second Preferred Shares Series V that are the subject of such Submitted Bid, unless the number of Second Preferred Shares Series V subject to all such Submitted Bids is greater than the total number of Available Shares minus the number of Second Preferred Shares Series V subject to Submitted Bids described in paragraphs (ii) and (iii) of this section 5.5(a) (the "Remaining Shares"). In this event, the Submitted Bids of each Existing Holder described in this paragraph (iv) shall be rejected, and each such Existing Holder shall be required to sell Second Preferred Shares Series V, but only in an amount equal to the difference between (A) the number of Second Preferred Shares Series V then held by such Existing Holder subject to such Submitted Bid and (B) the number of Second Preferred Shares Series V obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, the numerator of which shall be the number of Second Preferred Shares Series V held by such Existing Holder subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Second Preferred Shares Series V subject to such Submitted Bids made by all such Existing Holders who specified a rate equal to the Winning Bid Rate; and

(v) the Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, but only in an amount equal to the number of Second Preferred Shares Series V obtained by multiplying (x) the difference between the total number of Available Shares and the number of Second Preferred Shares Series V subject to Submitted Bids described in paragraphs (ii), (iii) and (iv) of this section 5.5(a) by (y) a fraction, the numerator of which shall be the number of Second Preferred Shares Series V subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Second Preferred Shares Series V subject to such Submitted Bids made by all Potential Holders who specified rates equal to the Winning Bid Rate;

(b) If Sufficient Clearing Bids have not been made (other than because all of the Second Preferred Shares Series V are subject to Submitted Hold Orders), subject to the provisions of sections 5.5(c) and 5.5(d) of this Part V, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i) the Submitted Bid of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling that Existing Holder to continue to hold the Second Preferred Shares Series V that are the subject of such Submitted Bid;

(ii) the Submitted Bid of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the Second Preferred Share Series V that are the subject of such Submitted Bid; and

(iii) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected and the Submitted Sell Order of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (A) the number of Second Preferred Shares Series V then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (B) the number of Second Preferred Shares Series V obtained by multiplying (x) the difference between the total number of Available Shares and the aggregate number of Second Preferred Shares Series V subject to Submitted Bids described in paragraphs (i) and (ii) of this section 5.5(b) by (y) a fraction, the numerator of which shall be the number of Second Preferred Shares Series V held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order, and the denominator of which shall be the number of Second Preferred Shares Series V subject to all such Submitted Bids and Submitted Sell Orders;

(c) If, as a result of the procedures described in sections 5.5(a) or 5.5(b) of this Part V, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a Second Preferred Share Series V on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, round up or down the number of Second Preferred Shares Series V to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder shall be a whole number of Second Preferred Shares Series V;

(d) If, as a result of the procedures described in section 5.5(a) of this Part V, any Potential Holder would be entitled or required to purchase a fraction of a Second Preferred Share Series V on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, allocate shares for purchase among Potential Holders so that only whole numbers of Second Preferred Shares Series V are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Second Preferred Shares Series V on such Auction Date; and

(e) Based on the result of each Auction, the Auction Manager shall determine to which Potential Holder or Potential Holders purchasing Second Preferred Shares Series V an Existing Holder or Existing Holders shall sell Second Preferred Shares Series V being sold by such Existing Holder or Existing Holders. Such purchases and sales of Second Preferred Shares Series V shall be completed on the Settlement Date by payment by each Potential Holder purchasing Second Preferred Shares Series V of the aggregate purchase price of the Second Preferred Shares Series V to be purchased equal to $25.00 per Second Preferred Share Series V against delivery by each Existing Holder selling Second Preferred Shares Series V of the number of Second Preferred Shares Series V being sold.

5.6 Miscellaneous

Notwithstanding the provisions of this Part V, the Auction Manager shall not follow-the Auction Procedures herein-on the Auction Date immediately preceding (i) the Redemption Date in the event that written notice of redemption of all the outstanding Second Preferred Shares Series V has been given pursuant to the provisions of section 1.6 of Part I hereof, or (ii) the first day of a Corporation Determined Term or Dealer Determined Term.

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part V, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with any such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Second Preferred Shares Series V upon request) shall be conclusive.

III-W Series Second Preferred Shares, Series W

Six Million (6,000,000) shares of the Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series W (the "Second Preferred Shares Series W"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series W shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series W shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.45 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of March, June, September and December (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on March 1, 2003. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series W then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series W shall accrue from such date or dates as may in the case of each issue be determined by the directors or, in case no date is so determined, from the date of issue.

(b) The holders of the Second Preferred Shares Series W shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(c) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation.

(2) Purchase for Cancellation

Subject to the provisions of paragraph (5) and subject to such of the provisions of the Canada Business

Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series W outstanding from time to time

(a) through the facilities of any stock exchange on which the Second Preferred Shares Series W are listed,

(b) by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series W outstanding, or

(c) in any other manner,

at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (2) more Second Preferred Shares Series W are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series W so tendered by each of the holders of Second Preferred Shares Series W who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series W under the provisions of this paragraph (2), the shares so purchased shall then be and be deemed to be redeemed and shall be cancelled.

(3) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series W or any of them prior to March 1, 2008. Subject to the foregoing and to the provisions of paragraph (5), the Corporation may in the manner provided in paragraph (3)(b) redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series W on payment of the following amounts (each a "redemption price") for each share to be redeemed:

If redeemed in the 12 months beginning March 1	Redemption Price
2008	$26.00
2009	$25.75
2010	$25.50
2011	$25.25
2012 and thereafter	$25.00

together in each case with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on such shares up to but excluding the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series W under the provisions of this paragraph (3), the Corporation shall at least 30 days and not more than 60 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series W to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series W. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and accrued and unpaid dividends and the date on which redemption is to take place and if part only of the Second Preferred Shares Series W held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series W to be redeemed the redemption price plus accrued and unpaid dividends on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second

Preferred Shares Series W called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series W shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Second Preferred Shares Series W called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price plus accrued and unpaid dividends shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series W, to deposit the redemption price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption, together with accrued and unpaid dividends thereon, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series W called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series W in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Second Preferred Shares Series W is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(4) Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series W shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid dividends thereon, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on the Second Preferred Shares Series W have been paid up to but excluding the date of such distribution and, if such liquidation, dissolution, winding-up or distribution is voluntary, an additional amount as a premium equal to $1.00 per share if such event commences prior to March 1, 2008, and if such event commences after that date an additional amount equal to the premium which would be payable as part of the redemption price of such Second Preferred Shares Series W if such shares were to be redeemed in accordance with paragraph (3) at the date of commencement of any such liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A non-voting shares or Class B common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series W in any respect. After payment to the holders of the Second Preferred Shares Series W of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(5) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series W are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series W and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series W then outstanding with respect to payment of dividends, unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

(6) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series W are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series W) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series W with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series W with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on the Second Preferred Shares Series W and on the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series W with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(7) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series W without the prior approval of the holders of the Second Preferred Shares Series W given as specified in paragraph (8), nor shall the number of Second Preferred Shares Series W be increased without such approval; provided, however, that nothing in this paragraph (7) shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series W shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(8) Sanction by Holders of Second Preferred Shares Series W

The approval of the holders of the Second Preferred Shares Series W with respect to any and all matters referred to in these Second Preferred Shares Series W provisions may be given in writing by all of the holders of the Second Preferred Shares Series W for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series W duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series W then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series W then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series W present in person or so represented by proxy, whether or not they hold a majority of all Second Preferred Shares Series W then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series W. Notice of any such original meeting of the holders of the Second Preferred Shares Series W shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixes for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Second Preferred Shares Series W present in person or represented by proxy shall be entitled to one (1) vote in respect of each of the Second Preferred Shares Series W held by such holder.

(9) Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2 (1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Second Preferred Shares Series W will be required to pay tax on dividends received on the Second Preferred Shares Series W under section 187.2 or Part IV.1 of such Act or any successor or replacement provision of similar effect.

(10) Amendments

The provisions of paragraphs (1) to (9), inclusive, and of this paragraph (10), or any of them, may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Second Preferred Shares Series W given as specified in paragraph (8), in addition to any other approval required by the Canada Business Corporations Act.

III-X Series Second Preferred Shares, Series X

Six Million (6,000,000) shares of the Second Preferred Shares are designated Cumulative Redeemable Second Preferred Shares Series X (the "Second Preferred Shares Series X"). In addition to the rights, privileges, restrictions and conditions attaching to the Series Second Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares Series X shall be as follows:

(1) Dividends

(a) The holders of the Second Preferred Shares Series X shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.50 per share, or at such higher annual rate per share as the directors of the Corporation may determine as hereinafter provided, payable quarterly on the first days of March, June, September and December (the "dividend payment dates") in each year. The first dividend, if declared, will be payable on June 1, 2003. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Second Preferred Shares Series X then issued and outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture, securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. Fixed cumulative preferential cash dividends on the Second Preferred Shares Series X shall accrue from such date or dates as may in the case of each issue be determined by the directors or, in case no date is so determined, from the date of issue.

(b) The holders of the Second Preferred Shares Series X shall not be entitled to any dividend other than or in excess of the cumulative preferential cash dividends hereinbefore provided.

(c) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation.

(2) Purchase for Cancellation

Subject to the provisions of paragraph (5) and subject to such of the provisions of the *Canada Business Corporations Act* as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares Series X outstanding from time to time.

(a) through the facilities of any stock exchange on which the Second Preferred Shares Series X are listed,

(b) by invitation for tenders addressed to all the holders of record of the Second Preferred Shares Series X outstanding, or

(c) in any other manner,

at the lowest price or prices at which, in the opinion of the board of directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (2) more Second Preferred Shares Series X are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at such price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares Series X so tendered by each of the holders of Second Preferred Shares Series X who submit tenders at that price. From and after the date of purchase of any Second Preferred Shares Series X under the provisions of this paragraph (2), the shares so purchased shall then be and be deemed to be redeemed and shall be cancelled.

(3) Redemption

(a) The Corporation may not redeem the Second Preferred Shares Series X or any of them prior to June 1, 2008. Subject to the foregoing and to the provisions of paragraph (5), the Corporation may in the manner provided in paragraph (3)(b) redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares Series X on payment of the following amounts (each a "redemption price") for each share to be redeemed:

If redeemed in the 12 months beginning June 1,	Redemption Price
2008	$26.00
2009	$25.75
2010	$25.50
2011	$25.25
2012 and thereafter	$25.00

together in each case with all accrued and unpaid cumulative preferential dividends on such shares which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid on such shares up to but excluding the date of such redemption.

(b) In any case of redemption of Second Preferred Shares Series X under the provisions of this paragraph (3), the Corporation shall at least 30 days and not more than 60 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares Series X to be redeemed a written notice of the intention of the Corporation to redeem such Second Preferred Shares Series X. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and accrued and unpaid dividends and the date on which redemption is to take place and if part, only of the Second Preferred Shares Series X held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares Series X to be redeemed the redemption price plus accrued and unpaid dividends on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares Series X called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares Series X shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Second Preferred Shares Series X called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price plus accrued and unpaid dividends shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Second Preferred Shares Series X, to deposit the redemption price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption, together with accrued and unpaid dividends thereon, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares Series X called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares Series X in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary of the redemption shall be returned to the Corporation. Subject to such provisions of the *Canada Business Corporations Act*, as may be applicable, in case a part only of the then outstanding Second Preferred Shares Series X is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide or, if the directors so decide, such shares may be redeemed pro rata (disregarding fractions).

(4) Liquidation Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares Series X shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid dividends thereon, which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends on the Second Preferred Shares Series X have been paid up to but excluding the date of such distribution and, if such liquidation, dissolution, winding-up or distribution is voluntary, an additional amount as a premium equal to $1.00 per share if such event commences prior to June 1, 2008, and if such event commences after that date an additional amount equal to the premium which would be payable as part of the redemption price of such Second Preferred Shares Series X if such shares were to be redeemed in accordance with paragraph (3) at the date of commencement of any such liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A non-voting shares or Class B common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series X in any respect. After payment to the holders of the Second Preferred Shares Series X of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(5) Restrictions on Partial Redemption or Purchase

So long as any of the Second Preferred Shares Series X are outstanding, the Corporation shall not call for redemption or purchase or reduce or otherwise pay off less than all the Second Preferred Shares Series X and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series X then outstanding with respect to payment of dividends, unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

(6) Restrictions on Payment of Dividends and Reduction of Junior Capital

So long as any of the Second Preferred Shares Series X are outstanding the Corporation shall not

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Second Preferred Shares Series X) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Second Preferred Shares Series X with respect to payment of dividends, or

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Second Preferred Shares Series X with respect to repayment of capital or with respect to payment of dividends,

unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on the Second Preferred Shares Series X and on the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Second Preferred Shares Series X with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in the foregoing subparagraphs (a) and (b).

(7) Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Second Preferred Shares Series X without the prior approval of the holders of the Second Preferred Shares Series X given as specified in paragraph (8), nor shall the number of Second Preferred Shares Series X be increased without such approval; provided, however, that nothing in this paragraph (7) shall prevent the Corporation from creating additional series of Series Second Preferred Shares and, if all dividends then payable on the Second Preferred Shares Series X shall have been paid or set apart for payment, from issuing additional series of Series Second Preferred Shares without such approval.

(8) Sanction by Holders of Second Preferred Shares Series X

The approval of the holders of the Second Preferred Shares Series X with respect to any and all matters referred to in these Second Preferred Shares Series X provisions may be given in writing by all of the holders of the Second Preferred Shares Series X for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (⅔) of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares Series X duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Second Preferred Shares Series X then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares Series X then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Second Preferred Shares Series X present in person or so represented by proxy, whether or not they hold a majority of all Second Preferred Shares Series X then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (⅔) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares Series X. Notice of any such original meeting of the holders of the Second Preferred Shares Series X shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixes for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Second Preferred Shares Series X present in person or represented by proxy shall be entitled to one (1) vote in respect of each of the Second Preferred Shares Series X held by such holder.

(9) Tax Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the *Income Tax Act* (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Second Preferred Shares Series X will be required to pay tax on dividends received on the Second Preferred Shares Series X under section 187.2 or Part IV.1 of such Act or any successor or replacement provision of similar effect.

(10) Amendments

The provisions of paragraphs (1) to (9), inclusive, and of this paragraph (10), or any of them, may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Second Preferred Shares Series X given as specified in paragraph (8), in addition to any other approval required by the *Canada Business Corporations Act*.

SCHEDULE OF OTHER PROVISIONS

The directors, without authorization of the shareholders, may:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation;

(c) to the extent permitted by the Canada Business Corporations Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person;

(d) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation;

(e) delegate to a director, a committee of directors or an officer, one or more of them as may be designated by resolution of the directors, all or any of the powers conferred by the foregoing provisions of paragraphs (a), (b), (c) and d to such extent and in such manner as the directors of the Corporation may determine at the time of each such delegation; and

(f) between annual general meetings, appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders of the Corporation, subject to election by the shareholders at that time to a further term, but the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting of shareholders of the Corporation.

FILE NO. 82-34744



CANADIAN UTILITIES LIMITED
An ATCO Company

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

CANADIAN UTILITIES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") should be read in conjunction with the Corporation's unaudited comparative interim financial statements for the three months ended December 31, 2004, and the audited comparative financial statements for the year ended December 31, 2004. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

All quarterly information in this document is shaded to differentiate it from the annual information.

The common share capital of the Corporation consists of Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares").

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to purchase obligations, planned capital expenditures, anticipated completion dates and construction costs of major projects, the impact of changes in government regulation and non-regulated generating capacity subject to long term contracts. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, corporate transactions are accounted for as Corporate and Other (refer to Note 23 to the comparative financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

In August 2004, the Corporation reorganized its management reporting structure into the following business segments:

The **Utilities** Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the regulated transportation of natural gas by ATCO Pipelines, the regulated transmission and distribution of water by CU Water, and the provision of non-regulated complementary projects by ATCO Utility Services.

The **Power Generation** Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and the regulated supply of electricity by Alberta Power (2000).

The **Global Enterprises** Business Group includes the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream, the provision of project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec, the development, operation and support of information systems and technologies by ATCO I-Tek, the provision of billing services, payment processing, credit, collection and call centre services by ATCO I-Tek's subsidiary, ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics and the sale of travel services to both business and consumer sectors by ATCO Travel.

The Corporate and Other segment includes commercial real estate owned by the Corporation in Fort McMurray, Alberta.

TRANSFER OF THE RETAIL ENERGY SUPPLY BUSINESSES

On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc ("Transfer of the Retail Energy Supply Businesses"). Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid 12 months following closing. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million. This transfer increased 2004 earnings by $55.1 million.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004, will be reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

Under the various transaction agreements, ATCO Gas and ATCO Electric transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions (the "transferred functions").

On May 4, 2004, DEML commenced supplying natural gas and electricity at regulated rates to residential, farm, commercial and small industrial customers in the ATCO Gas and ATCO Electric service areas and billing customers for their natural gas and electricity service.

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the Alberta Energy and Utilities Board ("AEUB") to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and ATCO Electric.

The Corporation has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal.

SELECTED ANNUAL AND QUARTERLY INFORMATION

($ Millions except per share data)	For the Three Months Ended Mar. 31	Jun. 30	Sep. 31	Dec. 31	Year Ended Dec. 31
	(unaudited)				
2004					
Revenues (1)	1,185.9	690.2	550.8	662.6	3,089.5
Earnings attributable to Class A and Class B shares (2) (5) (6)	74.5	100.2	44.0	90.3	309.0
Earnings per Class A and Class B share (2) (5) (6)	1.17	1.58	0.70	1.43	4.88
Diluted earnings per Class A and Class B share (2) (5) (6)	1.16	1.58	0.70	1.42	4.86
2003					
Revenues	1,372.2	797.5	622.6	950.3	3,742.6
Earnings attributable to Class A and Class B shares (3) (5) (6)	85.9	43.5	43.2	86.5	259.1
Earnings per Class A and Class B share (3) (5) (6)	1.35	0.69	0.68	1.37	4.09
Diluted earnings per Class A and Class B share (3) (5) (6)	1.34	0.69	0.68	1.36	4.07
2002					
Revenues	.....	.....	.....	.....	2,975.9
Earnings attributable to Class A and Class B shares (3) (4) (5) (6)	.....	.....	.....	.....	306.1
Earnings per Class A and Class B share (3) (4) (5) (6)	.....	.....	.....	.....	4.83
Diluted earnings per Class A and Class B share (3) (4) (5) (6)	.....	.....	.....	.....	4.81

Notes:

(1) Includes the reduction in revenues from the Transfer of the Retail Energy Supply Businesses for the three months ended June 30, 2004, September 30, 2004 and December 31, 2004.

(2) Includes earnings of $55.1 million, earnings per share of $0.87 per share and diluted earnings per share of $0.87 on the Transfer of the Retail Energy Supply Businesses for the three months ended June 30, 2004, and for year ended December 31, 2004.

(3) 2003 and 2002 earnings attributable to Class A and Class B shares have been restated for retroactive changes in the methods of accounting for asset retirement obligations and stock based compensation.

(4) Includes earnings of $67.3 million, earnings per share of $1.06 per share and diluted earnings per share of $1.06 on the sale of the Viking-Kinsella natural gas producing property for the year ended December 31, 2002.

(5) There were no discontinued operations or extraordinary items during these periods.

(6) Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(7) The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.

	Year Ended December 31		
	2004	2003	2002
	($ Millions except per share data)		
Cash dividends declared per share:			
Series Second Preferred Shares:			
Series O	1.26	1.26	1.26
Series Q	1.48	1.48	1.48
Series R	1.33	1.33	1.33
Series S	1.65	1.65	1.65
Series T	1.26	1.26	1.26
Series U	1.26	1.26	1.26
Series V (1)	1.31	1.31	1.20
Series W (2)	1.45	1.44	-
Series X (3)	1.50	0.93	-
Class A and Class B shares	2.12	2.04	1.96
Total assets	6,463.1	6,096.5	5,958.6
Long term debt	2,171.0	1,805.3	1,916.9
Non-recourse long term debt	760.9	806.1	821.1
Equity preferred shares	636.5	636.5	486.5
Class A and Class B share owners' equity	2,117.7	1,948.5	1,827.0

Notes:

(1) The dividend was reset to $1.31 (5.25%) for the period between October 3, 2002 and October 3, 2007.
(2) Issued December 3, 2002.
(3) Issued April 17, 2003.
(4) The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.

RESULTS OF OPERATIONS

The principal factors that have caused variations in **revenues** over the eight most recently completed quarters were:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses (refer to the Transfer of the Retail Energy Supply Businesses section), and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004 (refer to the Utilities section);
- fluctuations in electricity and natural gas prices (refer to the Power Generation section);
- fluctuations in temperatures (refer to the Utilities section);
- timing of rate decisions (refer to the Utilities and Regulatory Matters sections); and
- lower cost of service revenues in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004 (refer to the Power Generation section).

The principal factors that have caused variations in **earnings** over the eight most recently completed quarters were:

- the Transfer of the Retail Energy Supply Businesses (refer to the Transfer of the Retail Energy Supply Businesses and the Utilities sections);
- fluctuations in electricity prices and related spark spreads in Alberta for ATCO Power (refer to the Power Generation section);
- fluctuations in temperatures (refer to the Utilities section); and
- timing of rate decisions (refer to the Utilities and Regulatory Matters sections).

Consolidated Operations

Revenues for the three months ended December 31, 2004, decreased by $287.7 million to $662.6 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses;
- lower cost of service revenues in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004;
- planned maintenance outage at ATCO Power's Osborne generating plant in Australia during the fourth quarter of 2004. This outage began in October and was completed by the end of November; and
- warmer temperatures in ATCO Gas, which were 9.8% warmer than normal, compared to 3.2% warmer than normal for the corresponding period in 2003.

This decrease was partially offset by:

- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream;
- the ATCO Pipelines Decision (refer to Regulatory Matters - ATCO Pipelines section);
- increased business activity and the commencement of work for new customers by ATCO I-Tek;
- operations at ATCO Power's new 170 megawatt Scotford generating plant commissioned in December 2003 and its new 580 megawatt Brighton Beach generating plant commissioned in July 2004; and
- improved performance in ATCO Power's United Kingdom ("U.K.") operations.

Revenues for the year ended December 31, 2004, decreased by $653.1 million to $3,089.5 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas, which were 3.0% warmer than normal, compared to 3.4% colder than normal in 2003;
- lower cost of service revenues in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004;
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue); and
- lower prices received for electricity sold to the Alberta Electric System Operator ("AESO") by ATCO Power.

This decrease was partially offset by:

- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream;
- operations at ATCO Power's new Scotford and Brighton Beach generating plants;
- customer additions in ATCO Gas;
- increased business activity and the commencement of work for new customers by ATCO I-Tek;
- the ATCO Pipelines Decision; and
- improved performance in ATCO Power's U.K. operations.

Earnings attributable to Class A and Class B shares for the three months ended December 31, 2004, increased by $3.8 million ($0.06 per share) to $90.3 million ($1.43 per share), primarily due to:

- the ATCO Pipelines Decision;
- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream;
- increased business activity and the commencement of work for new customers by ATCO I-Tek;
- lower income tax rates; and
- improved earnings in ATCO Power's U.K. operations.

This increase was partially offset by:

- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power ($8.9 million);
- higher transportation costs in ATCO Pipelines;

- warmer temperatures in ATCO Gas; and
- the ATCO Gas Decision (refer to Regulatory Matters - ATCO Gas section).

Earnings attributable to Class A and Class B shares for the year ended December 31, 2004, **including** the $55.1 million after-tax gain on the Transfer of the Retail Energy Supply Businesses, increased by $49.9 million ($0.79 per share) to $309.0 million ($4.88 per share).

Earnings attributable to Class A and Class B shares for the year ended December 31, 2004, **excluding** the $55.1 million after-tax gain on the Transfer of the Retail Energy Supply Businesses, decreased by $5.2 million ($0.08 per share) to $253.9 million ($4.01 per share), primarily due to:

- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power ($8.9 million);
- decrease in ATCO Power's earnings of $8.0 million due to lower prices on electricity sold to the AESO and the related spark spread (as defined in the Power Generation section);
- warmer temperatures in ATCO Gas;
- the ATCO Electric Decision (refer to Regulatory Matters - ATCO Electric section); and
- higher transportation costs in ATCO Pipelines.

This decrease was partially offset by:

- lower income tax rates;
- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream;
- improved earnings in ATCO Power's U.K. operations;
- the ATCO Pipelines Decision;
- increased business activity and the commencement of work for new customers by ATCO I-Tek;
- customer additions in ATCO Gas; and
- operations at ATCO Power's new Scotford and Brighton Beach generating plants.

Return on common equity was 15.2% in 2004.

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended December 31, 2004, decreased by $317.9 million to $396.9 million, primarily due to:

- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses;
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation costs) to transportation service only contracts (transportation costs);
- lower selling and administrative costs, primarily in ATCO Gas and ATCO Electric; and
- reduced operating and maintenance costs in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004.

This decrease was partially offset by:

- higher natural gas volumes purchased for natural gas liquids extraction by ATCO Midstream;
- higher franchise fees in ATCO Gas;
- higher fuel costs in ATCO Power's Alberta generating plants due to higher prices, and the commencement of operations at the new Scotford and Brighton Beach generating plants; and
- higher transportation costs in ATCO Pipelines.

Operating expenses for the year ended December 31, 2004, decreased by $683.1 million to $2,185.6 million, primarily due to:

- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower costs of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas;
- reduced operating and maintenance costs in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004; and

- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation costs) to transportation service only contracts (transportation costs).

This decrease was partially offset by:

- higher natural gas volumes purchased for natural gas liquids extraction by ATCO Midstream;
- customer additions in ATCO Gas;
- higher transportation costs in ATCO Pipelines;
- higher fuel and operating costs due to the commencement of operations at ATCO Power's new Scotford and Brighton Beach generating plants; and
- higher franchise fees in ATCO Gas.

Depreciation and amortization expenses for the three months ended December 31, 2004, increased by $8.4 million to $81.2 million, primarily due to:

- capital additions in 2004 and 2003.

Depreciation and amortization expenses for the year ended December 31, 2004, increased by $22.3 million to $291.5 million, primarily due to:

- capital additions in 2004 and 2003.

Interest expense for the three months ended December 31, 2004, increased by $5.8 million to $52.9 million, primarily due to:

- interest on non-recourse financings for ATCO Power's new Scotford and Brighton Beach generating plants commissioned in December 2003 and July 2004, respectively; and
- interest on new financings issued in 2004 to fund capital expenditures in Utilities operations.

Interest expense for the year ended December 31, 2004, increased by $13.4 million to $203.7 million, primarily due to:

- interest on non-recourse financings for ATCO Power's new Oldman River, Scotford and Brighton Beach generating plants commissioned in July 2003, December 2003 and July 2004, respectively; and
- interest on new financings issued in 2004 to fund capital expenditures in Utilities operations.

Interest and other income for the three months ended December 31, 2004, increased by $0.9 million to $10.4 million, primarily due to:

- interest income on higher cash balances.

Interest and other income for the year ended December 31, 2004, decreased by $2.6 million to $30.8 million, primarily due to:

- higher gains on disposals of property, plant and equipment in 2003.

This decrease was partially offset by:

- interest income on higher cash balances.

Income taxes for the three months ended December 31, 2004, increased by $13.1 million to $42.8 million, primarily due to:

- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power; and
- a favourable one-time tax adjustment in 2003 for ATCO Pipelines, resulting from a change in income tax methodology as directed by the AEUB in the ATCO Pipelines Decision.

This increase was partially offset by:

- lower income tax rates; and
- a favourable one-time tax adjustment in 2004 for ATCO Gas, resulting from a change in income tax methodology as directed by the AEUB in the ATCO Gas Decision.

Income taxes for the year ended December 31, 2004, **including** the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses, increased by $2.4 million to $158.0 million.

Income taxes for the year ended December 31, 2004, **excluding** the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses, decreased by $5.8 million to $149.8 million, primarily due to:

- lower income tax rates; and
- a favourable one-time tax adjustment in 2004 for ATCO Gas.

This decrease was partially offset by:

- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power; and
- a favourable one-time tax adjustment in 2003 for ATCO Pipelines.

Dividends on equity preferred shares for the year ended December 31, 2004, increased by $2.7 million to $35.8 million as a result of:

- issue of $150.0 million of 6.00% Cumulative Redeemable Second Preferred Shares Series X ("Series X Preferred Shares") in April 2003.

Segmented Information

Segmented revenues for the three months and for the year ended December 31, 2004, were as follows:

	For the Three Months Ended December 31		**For the Year Ended December 31**	
($ Millions)	**2004**	2003	**2004**	2003
	(unaudited)			
Utilities (1)	**297.9**	656.2	**1,789.8**	2,548.6
Power Generation	**183.9**	171.9	**653.2**	643.4
Global Enterprises	**213.8**	323.2	**998.2**	1,225.6
Corporate and Other	**3.9**	3.0	**11.6**	12.2
Intersegment eliminations	**(36.9)**	(204.0)	**(363.3)**	(687.2)
Total	**662.6**	950.3	**3,089.5**	3,742.6

Note:

(1) *Includes the reduction in revenues from the Transfer of the Retail Energy Supply Businesses for the three months and for the year ended December 31, 2004.*

Segmented earnings attributable to Class A and Class B shares for the three months and for the year ended December 31, 2004, were as follows:

	For the Three Months Ended December 31		For the Year Ended December 31	
($ Millions)	**2004**	2003	**2004**	2003
	(unaudited)			
Utilities (1)	**38.5**	41.1	**168.7**	121.3
Power Generation (2)	**24.1**	35.7	**80.0**	92.8
Global Enterprises (2)	**30.8**	14.4	**72.1**	56.1
Corporate and Other (3)	**(3.6)**	(5.0)	**(14.8)**	(15.0)
Intersegment eliminations	**0.5**	0.3	**3.0**	3.9
Total	**90.3**	86.5	**309.0**	259.1

Notes:

(1) The earnings for the year ended December 31, 2004, include earnings of $55.1 million from the Transfer of the Retail Energy Supply Businesses.

(2) 2003 earnings have been restated for a retroactive change in the method of accounting for asset retirement obligations.

(3) 2003 earnings have been restated for a retroactive change in the method of accounting for stock based compensation.

Utilities

Revenues from the Utilities Business Group for the three months ended December 31, 2004, decreased by $358.3 million to $297.9 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses; and
- warmer temperatures in ATCO Gas, which were 9.8% warmer than normal, compared to 3.2% warmer than normal for the corresponding period in 2003.

This decrease was partially offset by:

- the ATCO Pipelines Decision (refer to Regulatory Matters - ATCO Pipelines section).

Revenues for the year ended December 31, 2004, decreased by $758.8 million to $1,789.8 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas, which were 3.0% warmer than normal, compared to 3.4% colder than normal in 2003; and
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue).

This decrease was partially offset by:

- customer additions in ATCO Gas; and
- the ATCO Pipelines Decision.

Earnings for the three months ended December 31, 2004, decreased by $2.6 million to $38.5 million, primarily due to:

- higher transportation costs in ATCO Pipelines;
- warmer temperatures in ATCO Gas; and
- the ATCO Gas Decision (refer to Regulatory Matters - ATCO Gas section).

This decrease was partially offset by:
- the ATCO Pipelines Decision.

Earnings for the year ended December 31, 2004, **including** the $55.1 million after-tax gain on the Transfer of the Retail Energy Supply Businesses, increased by $47.4 million to $168.7 million.

Earnings for the year ended December 31, 2004, **excluding** the $55.1 million after-tax gain on the Transfer of the Retail Energy Supply Businesses, decreased by $7.7 million to $113.6 million, primarily due to:
- warmer temperatures in ATCO Gas;
- the ATCO Electric Decision (refer to Regulatory Matters - ATCO Electric section); and
- higher transportation costs in ATCO Pipelines.

This decrease was partially offset by:
- the ATCO Pipelines Decision;
- customer additions in ATCO Gas; and
- lower income tax rates.

Operating expenses for the year ended December 31, 2004, decreased by $748.9 million to $1,328.6 million, primarily due to:
- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower costs of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas; and
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation costs) to transportation service only contracts (transportation costs).

This decrease was partially offset by:
- customer additions in ATCO Gas;
- higher transportation costs in ATCO Pipelines; and
- higher franchise fees in ATCO Gas.

In the first quarter of 2003, ATCO Gas commenced the first phase of a $278 million project to relocate natural gas meters currently inside homes to the outside. The project will make the distribution system safer by relocating and replacing aging infrastructure, improve metering accuracy and accessibility, and facilitate more efficient meter reading. The ATCO Gas Decision approved a program which will result in meters with underground entries being relocated over 10 years and all other inside meters moved as part of the existing meter recall program. The decision also allows ATCO Gas to move meters at any time if they are deemed unsafe.

On August 30, 2004, ATCO Electric completed construction of a $99.0 million, 350 kilometre 240 kilovolt transmission line between Fort McMurray and Whitefish Lake. The project included three substations and the expansion of an existing substation. Construction was completed in 10 months. Typically, a project of this scale and complexity is constructed over two years.

Power Generation

Revenues from the Power Generation Business Group for the three months ended December 31, 2004, increased by $12.0 million to $183.9 million, primarily as a result of:
- operations at ATCO Power's new 170 megawatt Scotford generating plant commissioned in December 2003 and its new 580 megawatt Brighton Beach generating plant commissioned in July 2004;
- improved performance in ATCO Power's United Kingdom ("U.K.") operations; and
- higher capacity and energy charges in Alberta Power (2000).

This increase was partially offset by:
- lower cost of service revenues in Alberta Power (2000) for the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004; and

- planned maintenance outage at ATCO Power's Osborne generating plant in Australia during the fourth quarter of 2004. This outage began in October and was completed by the end of November.

Revenues for the year ended December 31, 2004, increased by $9.8 million to $653.2 million, primarily as a result of:

- operations at ATCO Power's new Scotford and Brighton Beach generating plants;
- improved performance in ATCO Power's U.K. operations; and
- higher capacity and energy charges in Alberta Power (2000).

This increase was partially offset by:

- lower cost of service revenues in Alberta Power (2000) for the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004; and
- lower prices received for electricity sold to the AESO by ATCO Power.

Earnings for the three months ended December 31, 2004, decreased by $11.6 million to $24.1 million, primarily due to:

- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power ($8.9 million); and
- planned maintenance outage at ATCO Power's Osborne generating plant in Australia.

This decrease was partially offset by:

- improved earnings in ATCO Power's U.K. operations; and
- operations at ATCO Power's new Scotford and Brighton Beach generating plants.

AESO electricity prices for the three months ended December 31, 2004, averaged $55.07 per megawatt hour, compared to average prices of $54.71 per megawatt hour for the corresponding period in 2003. Natural gas prices for the three months ended December 31, 2004, averaged $6.16 per gigajoule, compared to average prices of $5.60 per gigajoule for the corresponding period in 2003. The consequence of stable electricity prices and slightly higher natural gas prices was an average spark spread of $8.87 per megawatt hour for the three months ended December 31, 2004, compared to $13.46 per megawatt hour for the corresponding period in 2003.

Spark spread is related to the difference between AESO electricity prices and the marginal cost of producing electricity from natural gas.

Changes in spark spread affect the results of operation of approximately 300 megawatts of plant capacity owned in Alberta by ATCO Power out of a total world wide owned capacity of approximately 1,318 megawatts.

Earnings for the year ended December 31, 2004, decreased by $12.8 million to $80.0 million, primarily due to:

- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power ($8.9 million);
- decrease in ATCO Power's earnings of $8.0 million due to lower prices on electricity sold to the AESO and the related spark spread.

  AESO electricity prices in 2004 averaged $54.59 per megawatt hour, compared to average prices of $62.99 per megawatt hour in 2003. Natural gas prices in 2004 averaged $6.19 per gigajoule, compared to average prices of $6.31 per gigajoule in 2003. The consequence of relatively weaker electricity prices was an average spark spread of $8.16 per megawatt hour in 2004, compared to $15.69 per megawatt hour in 2003; and

- lower earnings from the transmission must run ("TMR") contracts that were not renewed in May 2004 at the Rainbow Lake IV and V generating plants. The TMR service was conscripted at reduced load levels by the AESO under AEUB regulated terms and conditions up until December 17, 2004, at which time the AESO and ATCO Power agreed to a contract under which the service would be dispatched at full load until December 31, 2005. Compensation under this contract is subject to the AEUB's decision on the AESO's pending application to amend the regulated terms and conditions for conscripted service.

This decrease was partially offset by:

- improved earnings in ATCO Power's U.K. operations; and
- operations at ATCO Power's new Scotford and Brighton Beach generating plants.

Operating expenses for the year ended December 31, 2004, decreased by $5.1 million to $346.7 million, primarily due to:

- reduced operating and maintenance costs in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004.

This decrease was partially offset by:

- higher fuel and operating costs due to the commencement of operations at ATCO Power's new Scotford and Brighton Beach generating plants.

During the three months ended December 31, 2004, Alberta Power (2000)'s **deferred availability incentive** account increased by $8.1 million to $46.1 million. The increase was primarily due to additional availability incentive payments received for improved plant availability. During the three months ended December 31, 2004, the amortization of deferred availability incentives, recorded in revenues, increased by $0.2 million to $2.0 million.

During the year ended December 31, 2004, the **deferred availability incentive** account increased by $2.8 million to $46.1 million. The increase was primarily due to the Battle River arbitration decision (refer to Business Risks-Alberta Power (2000) section), partially offset by amortization of deferred availability incentives, recorded in revenues, of $7.6 million.

On January 29, 2004, the H.R. Milner generating plant was sold by the Alberta Balancing Pool to a third party and the contract under which Alberta Power (2000) had operated the plant on a cost of service basis since January 2001 was terminated. As part of the sale, Alberta Power (2000) was relieved of all decommissioning and reclamation obligations, including any environmental liabilities.

A partnership formed by ATCO Power, ATCO Resources and Ontario Power Generation owns and operates the Brighton Beach power plant, a 580 megawatt natural gas-fired combined cycle generating plant in Windsor, Ontario. Commercial operation of the plant commenced in July 2004.

ATCO Power and SaskPower International Inc. announced in September 2004 that they would not proceed with their joint venture to build 150 megawatts of wind generation in Saskatchewan.

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim. This agreement is reflected in the company voluntary arrangements ("CVAs") which were approved on January 28, 2005.

On February 3, 2005, the Corporation announced that at TXU creditors' and members' meetings on January 28, 2005, CVAs under the United Kingdom Insolvency Act were approved in respect of certain TXU companies, including TXU Europe Energy Trading Limited and TXU Europe Group plc.

The CVAs will not become effective until on or about February 28, 2005, and any additional creditors are entitled to make claims until on or about March 15, 2005. The impact of the CVAs on the Corporation's financial condition and results cannot be determined at this time, but is expected to be positive.

The Barking generating plant has continued to supply 725 megawatts of power under long term contracts with other purchasers. The 275 megawatts of power previously supplied to TXU Europe is currently being sold into the United Kingdom ("U.K.") electricity market on a merchant basis under a one year marketing agreement.

At December 31, 2004, all of ATCO Power's non-regulated independent generating plants were in service.

Global Enterprises

Revenues from the Global Enterprises Business Group for the three months ended December 31, 2004, decreased by $109.4 million to $213.8 million, primarily due to:

- lower volumes of natural gas purchased in ATCO Midstream for ATCO Gas as a result of the Transfer of the Retail Energy Supply Businesses.

This decrease was partially offset by:

- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream; and
- increased business activity and the commencement of work for new customers by ATCO I-Tek.

Revenues for the year ended December 31, 2004, decreased by $227.4 million to $998.2 million, primarily due to:

- lower volumes of natural gas purchased in ATCO Midstream for ATCO Gas as a result of the Transfer of the Retail Energy Supply Businesses.

This decrease was partially offset by:

- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream; and
- increased business activity and the commencement of work for new customers by ATCO I-Tek.

Earnings for the three months ended December 31, 2004, increased by $16.4 million to $30.8 million, primarily due to:

- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream; and
- increased business activity and the commencement of work for new customers by ATCO I-Tek.

Earnings for the year ended December 31, 2004, increased by $16.0 million to $72.1 million, primarily due to:

- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream; and
- increased business activity and the commencement of work for new customers by ATCO I-Tek.

Operating expenses for the year ended December 31, 2004, decreased by $250.8 million to $867.2 million, primarily due to:

- lower volumes of natural gas purchased in ATCO Midstream for ATCO Gas as a result of the Transfer of the Retail Energy Supply Businesses.

This decrease was partially offset by:

- higher natural gas volumes purchased for natural gas liquids extraction by ATCO Midstream.

Corporate and Other

Earnings for the three months ended December 31, 2004, increased by $1.4 million to $(3.6) million, primarily due to:

- lower income taxes; and
- interest income on higher cash balances.

Earnings for the year ended December 31, 2004, increased by $0.2 million to $(14.8) million, primarily due to:

- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2003.

This increase was partially offset by:

- increased dividends on equity preferred shares, net of investment income, due to the issue in April 2003 of the Series X Preferred Shares.

ATCOR Resources Ltd. Tax Reassessment

In 2001, the Corporation received and paid an income tax reassessment of $12.9 million relating to the 1996 disposal of ATCOR Resources Ltd. The Corporation did not agree with this reassessment and contested the matter with tax authorities. Accordingly, the payment was recorded as a reduction of future income tax liabilities.

During 2003, the Corporation was successful in appealing the reassessment to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004 in favor of the Corporation. The Federal Government did not appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. The Corporation has received a refund of $15.1 million, including interest, and has reversed the future income tax reduction of $12.9 million

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of the Corporation's wholly owned subsidiary, CU Inc.

In July 2004, the AEUB issued its generic cost of capital decision. The decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2004, the AEUB announced a generic return on common equity of 9.50% for 2005. The AEUB also announced that the 2005 generic return on equity would only apply to utilities which file rate applications in 2005. If no rate applications are filed, then existing return on common equity rates will continue to apply.

ATCO Electric

In a decision dated October 2, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.40% and a common equity ratio of 32% for ATCO Electric's transmission operations and 35% for its distribution operations for 2003. These reductions in the common equity ratios reduced the common equity that ATCO Electric was allowed to earn a return on by $83.0 million for 2003. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

In a decision dated July 2, 2004, the AEUB issued its generic cost of capital decision which approved, among other things, a return on common equity of 9.60% and a common equity ratio of 33% for ATCO Electric's transmission operations and 37% for its distribution operations beginning in 2004. These increases in the common equity ratios increased the common equity that ATCO Electric was allowed to earn a return on by $22.3 million for 2004 as compared to 2003.

ATCO Electric's October 2, 2003, and July 2, 2004, decisions are referred to in this MD&A as the "ATCO Electric Decision".

ATCO Gas

In a decision dated October 1, 2003, the AEUB approved for ATCO Gas, among other things, a rate of return on common equity of 9.50% for 2003 and 2004 and a common equity ratio of 37% for 2003 and 2004. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

In a decision dated July 2, 2004, the AEUB issued its generic cost of capital decision which approved, among other things, ATCO Gas' common equity ratio of 38% beginning in 2005. As ATCO Gas' return on common equity for 2004 was already established, the standardized approach approved by the AEUB in its generic cost of capital decision (as described above) for determining the return on common equity will be applied beginning in 2005.

ATCO Gas' October 1, 2003, and July 2, 2004, decisions are referred to in this MD&A as the "ATCO Gas Decision".

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition) and allocated $4.1 million of the proceeds to customers and $1.8 million to ATCO Gas. In January 2004, the Alberta Court of Appeal overturned this decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas. The City of Calgary has appealed this decision to the Supreme Court of Canada, which has also granted ATCO Gas leave to cross-appeal the decision. Accordingly, ATCO Gas has not yet recorded the impact of the Alberta Court of Appeal decision.

In March 2004, the AEUB directed ATCO Gas to continue to reserve for the benefit of utility customers 16.7 petajoules of storage capacity at its Carbon storage facility for the 2004/2005 storage year, which ends on March 31, 2005, and allowed ATCO Midstream to continue to utilize the remaining uncontracted capacity at a rate of $0.45 per gigajoule, up from $0.41 per gigajoule. ATCO Gas has been granted leave to appeal this AEUB decision to the Alberta Court of Appeal. A hearing date has not yet been determined.

In July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the Carbon storage facility.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances that have impacted ATCO Gas' deferred gas account. The application requests a recovery of approximately $11.3 million from ATCO Gas' south customers, and a refund of approximately $2.0 million to ATCO Gas' north customers. A decision from the AEUB is expected in the second quarter of 2005.

ATCO Pipelines

In a decision dated December 2, 2003, the AEUB approved for ATCO Pipelines, among other things, a rate of return on common equity of 9.50% and a common equity ratio of 43.5% for 2003. In a decision dated July 13, 2004, the AEUB awarded additional revenue with respect to the revenue forecasts of certain industrial customers. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

In a decision dated July 2, 2004, the AEUB issued its generic cost of capital decision which approved, among other things, ATCO Pipelines' return on common equity of 9.60% for 2004 and a common equity ratio of 43% beginning in 2004.

ATCO Pipelines' December 2, 2003, July 2, 2004, and July 13, 2004, decisions are referred to in this MD&A as the "ATCO Pipelines Decision".

The AEUB has announced that it will hold a hearing to address competitive issues between ATCO Pipelines and NOVA Gas Transmission Ltd. This hearing is not expected to be held until 2006.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long term and non-recourse debt and preferred shares. Commercial paper borrowings and short term bank loans are used to provide flexibility in the timing and amounts of long term financing.

Cash flow from operations for the three months ended December 31, 2004, increased by $11.1 million to $164.4 million, primarily due to:

- increased availability incentives in Alberta Power (2000), primarily due to availability incentive payments received for improved plant availability; and
- a refund to customers by ATCO Pipelines as a result of a change in income tax methodology as directed by the AEUB in the ATCO Pipelines Decision, which reduced cash flow from operations in 2003 by $5.4 million (the "ATCO Pipelines Refund").

This increase was partially offset by:

- a refund to customers by ATCO Gas as a result of a change in income tax methodology as directed by the AEUB in the ATCO Gas Decision, which reduced cash flow from operations in 2004 by $16.5 million (the "ATCO Gas Refund").

Cash flow from operations for the year ended December 31, 2004, increased by $12.5 million to $538.3 million, primarily due to:

- increased availability incentives in Alberta Power (2000);
- the ATCO Pipelines Refund.

This increase was partially offset by:

- the ATCO Gas Refund.

Investing for the three months ended December 31, 2004, increased by $0.2 million to $125.2 million, primarily due to:

- decreased proceeds on disposal of property, plant and equipment;
- changes in non-cash working capital ; and
- reductions in non-current deferred electricity costs.

This increase was partially offset by:

- lower capital expenditures.

Capital expenditures for the three months ended December 31, 2004, decreased by $27.6 million to $149.1 million, primarily due to:

- lower investment in regulated electric transmission and non-regulated power generation projects.

This decrease was partially offset by:

- increased investment in regulated natural gas transportation and distribution projects.

Investing for the year ended December 31, 2004, increased by $35.3 million to $469.3 million, primarily due to:

- higher capital expenditures;
- decreased proceeds on disposal of property, plant and equipment; and
- reductions in non-current deferred electricity costs.

This increase was partially offset by:

- changes in non-cash working capital; and
- proceeds from the Transfer of the Retail Energy Supply Businesses.

Capital expenditures for the year ended December 31, 2004, increased by $39.8 million to $535.5 million, primarily due to:

- increased investment in regulated electric transmission projects.

This increase was partially offset by:

- lower investment in non-regulated power generation projects.

During the three months ended December 31, 2004, the Corporation **issued**:

- $100.0 million of 5.096% Debentures due November 18, 2014; and
- $200.0 million of 5.896% Debentures due November 20, 2034.

During the three months ended December 31, 2004, the Corporation **redeemed**:

- $96.0 million of notes payable;
- $36.8 million of long term debt; and
- $8.8 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $158.4 million.

During the year ended December 31, 2004, the Corporation **issued**:

- $180.0 million of 5.432% Debentures due January 23, 2019;
- $100.0 million of 5.096% Debentures due November 18, 2014;
- $200.0 million of 5.896% Debentures due November 20, 2034;
- $59.8 million of other long term debt; and
- $10.0 million of non-recourse long term debt.

During the year ended December 31, 2004, the Corporation **redeemed**:

- $100.0 million of 8.73% Debentures 1994 Series due June 1, 2004;
- $68.6 million of other long term debt; and
- $49.2 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $332.0 million.

A planned issue of $180.0 million of debentures by CU Inc. in 2003 was deferred until January 2004 pending clarification of one of the Corporation's credit ratings. As a result of the uncertainty surrounding the timing of the receipt of the credit rating, the Corporation utilized its cash resources in late 2003 to temporarily pay down outstanding debt.

Capital expenditures to maintain capacity, meet planned growth and fund future development activities are expected to be approximately $475 million in 2005. These expenditures are uncommitted and relate primarily to utility operations.

Contractual obligations for the next five years and thereafter are as follows:

Contractual Obligations	Payments Due by Period Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			($ Millions)		
Long term debt	2,176.3	130.3	241.0	225.0	1,580.0
Non-recourse long term debt	811.5	50.6	120.9	158.0	482.0
Operating leases	67.9	15.0	26.7	16.8	9.4
Purchase obligations:					
ATCO Gas natural gas purchase contracts (1)	7.0	1.4	1.4	1.4	2.8
Alberta Power (2000) coal purchase contracts (2)	881.7	43.5	90.6	96.1	651.5
Alberta Power (2000) capital expenditures (3)	9.7	9.7	-	-	-
ATCO Power natural gas fuel supply contracts (4)	367.0	49.0	111.3	110.9	95.8
ATCO Power operating and maintenance agreements (5)	175.1	16.4	30.3	34.0	94.4
ATCO Power capital expenditures (6)	6.4	6.4	-	-	-
ATCO Electric capital expenditures (7)	17.8	17.8	-	-	-
Other	16.8	16.8	-	-	-
Total	4,537.2	356.9	622.2	642.2	2,915.9

Notes:

(1) ATCO Gas has ongoing obligations to purchase fixed quantities of natural gas from various gas producers at market prices that are in effect at the time the quantities are purchased. These obligations relate mostly to storage purchases and operational contracts pertaining to the Carbon storage facility, which was not included in the Transfer of the Retail Energy Supply Businesses to DEML and continues to be subject to AEUB regulation. Some of these obligations are for the life of the gas reserves. The estimated value of these purchase obligations is based on the market price of natural gas in effect on December 31, 2004, and assumes a remaining life of 10 years for the gas reserves commencing January 1, 2004. The cost of natural gas purchased under these obligations is recoverable from ATCO Gas' customers.

(2) Alberta Power (2000) has fixed price long term contracts to purchase coal for its coal-fired generating plants. These costs are recoverable pursuant to the power purchase arrangements.

(3) Alberta Power (2000) has entered into contracts with suppliers to improve operating efficiency at certain of its generating plants.

(4) ATCO Power has various contracts to purchase natural gas for its natural gas-fired generating plants. ATCO Power has long term offtake agreements with the purchasers of the electricity to recover 73% of these costs. The balance of 27%, related to ATCO Power's Barking generating plant, is currently being recovered through merchant sales in the U.K. electricity market.

(5) ATCO Power has various contracts with suppliers to provide operating and maintenance services at certain of its generating plants.

(6) ATCO Power has entered into various contracts to purchase goods and services with respect to its capital expenditure programs.

(7) ATCO Electric has entered into various contracts to purchase goods and services with respect to its capital expenditure programs.

At December 31, 2004, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	Used	Available
		($ Millions)	
Long term committed	326.0	12.0	314.0
Short term committed	614.1	22.3	591.8
Uncommitted	69.0	11.4	57.6
Total	1,009.1	45.7	963.4

In the third quarter of 2004, following a review of ongoing cash requirements, the Corporation reduced its long term committed lines by $25.0 million, its short term committed lines by $9.6 million and its uncommitted lines by $108.4 million. These reductions were due primarily to reduced credit needs in CU Inc. following the Transfer of the Retail Energy Supply Businesses earlier in the year.

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Future income tax liabilities of $222.4 million at December 31, 2004, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 20, 2003, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class A shares. The bid expired on May 19, 2004. Over the life of the bid, 73,600 shares were purchased, of which 56,600 were purchased in 2003 and 17,000 were purchased in 2004. On May 20, 2004, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class A shares. The bid will expire on May 19, 2005. From May 20, 2004, to February 23, 2005, 128,400 shares have been purchased, all of which were purchased in 2004.

It is the policy of the Corporation to pay dividends quarterly on its Class A and Class B shares. In 2004, the Corporation increased the dividends on Class A and Class B shares by $0.08 per share, the same increase as in 2003. The Corporation has increased its annual common share dividend each year since its inception as a holding company in 1972. The matter of an increase in the quarterly dividend is addressed by the Board of Directors in the first quarter of each year. For the first quarter of 2005, the **quarterly dividend** payment has been increased by $0.02 to $0.55 per share. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

On January 16, 2004, CU Inc. filed a base shelf prospectus which permits CU Inc. to issue up to an aggregate of $750.0 million of debentures over the twenty-five month life of the prospectus.

- On January 23, 2004, CU Inc. issued $180.0 million of 5.432% Debentures due January 23, 2019, at a price of 100 to yield 5.432%. The proceeds of the issue were advanced to ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water and used to fund capital expenditures, repay indebtedness and for general corporate purposes.
- On November 18, 2004, CU Inc. issued $100.0 million of 5.096% Debentures due November 18, 2014, at a price of 100 to yield 5.096% and $200.0 million of 5.896% Debentures due November 20, 2034, at a price of 100 to yield 5.896%. The proceeds of the issues were advanced to ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water and used to fund capital expenditures, repay indebtedness and for general corporate purposes.

OUTSTANDING SHARE DATA

At February 23, 2005, the Corporation had outstanding 41,430,193 Class A shares and 22,014,242 Class B shares.

The owners of the Class A shares and the Class B shares are entitled to share equally, on a share for share basis, in all dividends declared by the Corporation on either of such classes of shares as well as the remaining property of the Corporation upon dissolution. The owners of the Class B shares are entitled to vote and to exchange at any time each share held for one Class A share.

If a take-over bid is made for the Class B shares which would result in the offeror owning more than 50% of the outstanding Class B shares and which would constitute a change in control of the Corporation, owners of Class A shares are entitled, for the duration of the bid, to exchange their Class A shares for Class B shares and to tender such Class B shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed never to have existed. In addition, owners of the Class A shares are entitled to exchange their shares for Class B shares of the Corporation if ATCO Ltd., the present controlling share owner of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B shares of the Corporation. In either case, each Class A share is exchangeable for one Class B share, subject to changes in the exchange ratio for certain events such as a stock split or rights offering.

Of the 3,200,000 Class A shares reserved for issuance in respect of options under the Corporation's stock option plan, 1,467,350 Class A shares are available for issuance at December 31, 2004. Options may be granted to directors, officers and key employees of the Corporation and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant. As of February 23, 2005, options to purchase 824,900 Class A shares were outstanding.

TRANSACTIONS WITH RELATED PARTIES

In transactions with ATCO Ltd. and its wholly owned subsidiary corporations, the Corporation sold fuel in the amount of $1.8 million, recovered administrative expenses totaling $2.7 million, and incurred administrative expenses and corporate signature rights totaling $7.1 million. The Corporation also incurred advertising and promotion expenses from an entity related through common control totaling $1.1 million. These transactions are in the normal course of business and under normal commercial terms.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact, if any, the protocol will have on its operations as the Government of Canada has not yet released its implementation plan. It is anticipated that the Corporation's power purchase arrangements ("PPA's") relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Transfer of the Retail Energy Supply Businesses

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, ATCO Gas and ATCO Electric remain legally obligated to perform these functions if DEML fails to perform. If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric. In the event of a reversion of such functions, ATCO Gas and ATCO Electric could incur costs related to commodity procurement, transportation and delivery charges and various regulatory costs.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

The Corporation has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

As a result of the agreements with DEML, ATCO Gas and ATCO Electric are no longer involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal.

Late Payment Penalties on Utility Bills

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

Included in regulated operations are the generating plants of Alberta Power (2000), which were regulated by the AEUB until December 31, 2000, but are now governed by legislatively mandated PPA's that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996, to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the estimated life of the related generating plant and December 31, 2020.

Substantially all the electricity generated by Alberta Power (2000) is sold pursuant to PPA's. Under the PPA's, Alberta Power (2000) is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power (2000) is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by indices, formulae or other means for the entire period of the PPA. Alberta Power (2000)'s actual results will vary and depend on performance compared to the forecasts on which the PPA's were based.

Under the terms of the PPA's, the Corporation is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to the Corporation by the PPA counterparties for availability in excess of predetermined targets, whereas penalties are paid by the Corporation to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPA's, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to revenues on a straight-line basis over the remaining term of the PPA's. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

At December 31, 2004, the Corporation had recorded $46.1 million of deferred availability incentives.

Fuel costs in Alberta Power (2000) are mostly for coal supply. To protect against volatility in coal prices, Alberta Power (2000) owns or has sufficient coal supplies under long term contracts for the anticipated lives of its Battle River and Sheerness coal-fired generating plants. These contracts are at prices that are either fixed or indexed to inflation.

In August 2004, an arbitration tribunal appointed under the Battle River Power Purchase Arrangement ("Battle River PPA") determined that Alberta Power (2000) was entitled to recover $10.4 million of availability penalty payments, plus interest, from EPCOR Utilities Inc. ("EPCOR"), the counterparty to the Battle River PPA, due to short term curtailed plant production during the first quarter of 2003 caused by unprecedented drought conditions. The $10.4 million of availability penalty payments plus interest, less costs associated with the arbitration proceedings, was recorded in Alberta Power (2000)'s deferred availability incentive balance sheet account and had no effect on Alberta Power (2000)'s 2004 earnings.

In June and July 2004, the Battle River generating plant's water levels were below those of 2003, which required the Corporation to limit generation to avoid exceeding the environmental license temperature limitations. The Corporation made force majeure claims for the period June 24, 2004, to July 4, 2004, and the period July 13, 2004 to July 26, 2004. The Corporation claimed $7 million with respect to these claims and was successful in reaching a negotiated settlement with EPCOR and the Alberta Balancing Pool in December 2004 for $5.2 million. The remaining $1.8 million and related costs of $0.2 million were recorded as a reduction to Alberta Power (2000)'s deferred availability incentive balance sheet account. The settlement had no effect on Alberta Power (2000)'s 2004 earnings.

Non-Regulated Operations

The Corporation's non-regulated operations are complementary to its traditional regulated businesses and are related to them in terms of skills, knowledge and experience. The Corporation accounts for its non-regulated operations separately from its regulated operations. The Corporation's non-regulated operations are subject to the risks faced by any commercial enterprise in those industries and in those countries in which they operate.

ATCO Power

The Corporation's portfolio of non-regulated electric generating plants is made up of gas-fired cogeneration, gas-fired combined cycle, gas-fired simple cycle, and small hydro plants. The majority of operating income from power generation operations is derived through long term power, steam and transmission support agreements. Where long term agreements are in place, the purchaser assumes the fuel supply and price risks and the Corporation, under these agreements, assumes the operating risks.

ATCO Power's generating plants include high efficiency gas-fired cogeneration plants, with associated on-site steam and power tolling arrangements, and gas-fired peaking and hydroelectric plants with underlying transmission support agreements. In 2004, sales from approximately 72% of ATCO Power's generating capacity were subject to long term agreements, while the remaining 28% consisted primarily of sales to the AESO. In 2005, the portion of generating capacity subject to long term agreements is expected to be approximately 73%, while the remaining 27% is expected to consist primarily of sales of electricity to the AESO. These sales are dependent on prices in the Alberta electricity spot market. The majority of the electricity sales to the AESO are from gas-fired generating plants, and as a result operating income is affected by natural gas prices. During peak electricity usage hours in

Alberta, a strong correlation exists between electricity spot prices and natural gas spot prices. During off-peak hours, there is less correlation. The correlation is expected to increase in the future as customer load grows and older plants are decommissioned.

AESO electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to February 2005.


AESO Prices, Natural Gas Prices and Spark Spreads
AESO Price & Spark Spread ($/Megawatt hour)
$300
$250
$200
$150
$100
$50
$0
($50)
Natural Gas Price ($/Gigajoule)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
Jan-00 Mar-00 May-00 Jul-00 Sep-00 Nov-00 Jan-01 Mar-01 May-01 Jul-01 Sep-01 Nov-01 Jan-02 Mar-02 May-02 Jul-02 Sep-02 Nov-02 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Feb-05
Month
AESO Price
Spark Spread
Natural Gas Price

Changes in AESO electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

ATCO Power has financed its non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question, which includes the Corporation's equity therein. Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations under non-recourse loans associated with certain of its projects. These guarantees cover the following items:

a) Equity contributions – Represents equity funding requirements needed to complete construction of the project being built. At December 31, 2004, the maximum value of the obligation under this guarantee for the Brighton Beach project financing is anticipated to be $8.7 million.

b) Project cash flows – Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 24 megawatts for the Scotford project and 48 megawatts for the Muskeg River project. These guarantees became effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amounts payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing agreement depending upon the specific operating results of the plant. At December 31, 2004, no amounts were outstanding under the guarantee.

c) Reserve amounts – Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities Limited may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2004, the amount of the obligations under these guarantees is:

Project	Major Maintenance	Debt Service
	($ Millions)	
ATCO Power Alberta Limited Partnership ("APALP") project financing........	Nil (1)	13.7
Joffre project financing..	Nil (2)	4.2
Muskeg River project financing	Nil (1)	5.1
Scotford project financing	Nil (1)	5.6

Notes:

(1) No major maintenance reserve required for this financing.

(2) Reserve requirements of $2.7 million met with project cash flows.

d) Prepaid operating and maintenance fee – Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities Limited has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay project debt in accordance with the project financing agreements. This guarantee, which declines by $1.2 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2004, the maximum value of the guarantee is $32.4 million.

e) Purchase project assets – Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:
- a deliberate or willful breach of a project financing agreement; or
- where ATCO Power has failed to co-operate with the lenders in a sale of the project; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2004, no such events have occurred.

Canadian Utilities Limited has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts. In addition, Canadian Utilities Limited has posted acceptable credit support in the amount of $2.2 million with respect to builders' liens filed against the Cory Project.

ATCO Power (80%) and ATCO Resources Ltd. (20%), a wholly owned subsidiary of Canadian Utilities Limited's parent corporation, ATCO Ltd., have a joint venture in the above projects subject to guarantees, excluding Barking Power. The foregoing guaranteed amounts represent ATCO Power's 80% interest. Canadian Utilities Limited has also guaranteed similar obligations in respect of ATCO Resources' 20% interest. ATCO Ltd. has indemnified and agreed to reimburse Canadian Utilities Limited for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

Contingencies

The Corporation is party to a number of disputes and lawsuits in the normal course of business. The Corporation believes that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

Hedging

In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

The Corporation designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

Insurance Coverage

A number of U.S. insurance companies are the subject of lawsuits and investigations into their business and accounting practices by the Attorney General of the State of New York and the U.S. Securities and Exchange Commission. Certain of these insurers provide a portion of the Corporation's insurance coverage. The Corporation is unable at this time to determine what impact, if any, these investigations may have on the ability of the insurers mentioned to pay any corporate insurance claims which may arise.

OFF-BALANCE SHEET ARRANGEMENTS

Unrecorded future income tax liabilities of the regulated operations amounted to $165.3 million at December 31, 2004. This balance includes $38.8 million in respect of Alberta Power (2000)'s generating plants, which will be recovered through future payments received in respect of the PPA's. The remainder, amounting to $126.5 million, is expected to be recovered from utility customers through inclusion in future rates. Expected future recoveries relating to tax loss carryforwards have been recorded in the amount of $0.9 million, of which $0.1 million begins to expire in 2007 and $0.8 million does not expire. In addition, there are tax loss carryforwards of $1.2 million for which no tax benefit has been recorded. These losses begin to expire in 2006.

In addition, the Corporation uses various derivative instruments to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. Note 20 to the financial statements sets out the instruments in place at December 31, 2004.

Other than the foregoing, the Corporation does not have any off-balance sheet arrangements that have, or are likely to have, a current or future effect on the results of operations or financial condition, including, without limitation, such considerations as liquidity and capital resources.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The Corporation's critical accounting estimates are discussed below.

Deferred Availability Incentives

As noted previously in the Business Risks section, Alberta Power (2000) is subject to an incentive/penalty regime related to generating unit availability. As at December 31, 2004, the Corporation had recorded $46.1 million of deferred availability incentives. The amortization of deferred availability incentives, which was recorded in revenues, amounted to $7.6 million in 2004.

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast high case, low case and most likely scenarios for the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Compared to the most likely scenario recorded in revenues for the year, the high case scenario would have resulted in higher revenues of approximately $4.1 million, whereas the low case scenario would have resulted in lower revenues of approximately $2.9 million.

Employee Future Benefits

The Corporation's employee future benefits disclosures are based on three critical accounting estimates: (1) the expected long term rate of return on plan assets; (2) the liability discount rate; and, (3) the long term inflation rate.

The expected long term rate of return on plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when added to the long bond yield rate of 6.25% at the beginning of 2004, resulted in an expected long term rate of return of 7.25% for 2004. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

Expected return on plan assets for the year is calculated by applying the expected long term rate of return to the market related value of plan assets, which is the average of the market value of plan assets at the end of the preceding three years.

The liability discount rate reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate used to calculate the cost of benefit obligations for the three months and the year ended December 31, 2004, was 6.25%, the same rate that was used at the end of 2003. The liability discount rate used to value the benefit obligations at December 31, 2004, was 5.9%, a decrease of 0.35% from the rate used to calculate the cost of benefit obligations during 2004. This lower rate will be used to calculate the cost of benefit obligations in 2005.

The expected long term rate of return has declined over the past three years, from 8.1% in 2001 to 7.25% in the year ended December 31, 2004. The result has been a decrease in the expected return on plan assets. The difference between the expected return and the actual return on plan assets results in an experience gain or loss on plan assets. The liability discount rate has also declined over the same period, from 6.9% at the end of 2001 to 5.9% at

December 31, 2004. The effect of this change has been to increase the accrued benefit obligations, resulting in experience losses in 2002, 2003 and 2004. In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the cumulative experience losses in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three months and the year ended December 31, 2004.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three months and the year ended December 31, 2004, are as follows: for drug costs, 9.9% starting in 2004 grading down over 9 years to 4.5%, and for other medical and dental costs, 4.0% for 2004 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

The sensitivities of key assumptions used in measuring accrued benefit obligations and benefit plan cost (income) for 2004 are outlined in the following table. The sensitivities of each key assumption have been calculated independently of changes in other key assumptions. Actual experience may result in changes in a number of assumptions simultaneously.

	2004 Pension Benefit Plans		**2004 Other Post Employment Benefit Plans**	
	Accrued Benefit Obligation	**Benefit Plan Cost (Income)**	**Accrued Benefit Obligation**	**Benefit Plan Cost (Income)**
	($ Millions)			
Expected long term rate of return on plan assets				
1% increase (1)	-	(3.3)	-	-
1% decrease (1)	-	3.3	-	-
Liability discount rate				
1% increase (1)	(51.8)	(4.8)	(2.6)	(0.2)
1% decrease (1)	65.3	5.9	3.3	0.3
Future compensation rate				
1% increase (1)	17.9	2.6	-	-
1% decrease (1)	(13.8)	(2.0)	-	-
Long term inflation rate				
1% increase (1)(2)(3)	21.5	2.8	2.9	0.5
1% decrease (1) (3)	(38.0)	(5.0)	(2.4)	(0.4)

Notes:

(1) Sensitivities are net of the associated regulatory asset (liability) and unrecognized defined benefit plans cost (income), which reflect an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.

(2) The long term inflation rate for pension plans reflects the fact that pension plan benefit payments are indexed to increases in the Canadian Consumer Price Index to a maximum increase of 3.0% per annum.

(3) The long term inflation rate for other post employment benefits plans is the assumed annual health care cost trend rate described in the weighted average assumptions.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations on accounting for asset retirement obligations as described below. The prior year's financial statements have been restated for the change in the method of accounting for asset retirement obligations.

The CICA recommendations on accounting for asset retirement obligations require the Corporation to identify legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques. An asset retirement obligation is recorded as a liability in deferred credits, with a corresponding increase to property, plant and equipment. The liability is accreted over the estimated time period until settlement of the obligation, with the accretion expense included in depreciation and amortization. The asset is depreciated over its estimated useful life. Prior to January 1, 2004, site restoration and removal costs that are now accounted for as asset retirement obligations were accrued over the estimated remaining useful lives of the assets.

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the Corporation expects to use the assets in service for an indefinite period. As such, no final removal date can be determined and, consequently, a reasonable estimate of the related retirement obligations cannot be made at this time. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants.

The effect of adopting these recommendations is presented as increases (decreases) below:

	For the Three Months Ended December 31		For the Year Ended December 31	
($ Millions)	**2004**	2003	**2004**	2003
	(unaudited)			
Statement of earnings				
Site restoration and removal costs, included in operation and maintenance	**-**	-	**-**	(0.2)
Depreciation and amortization	**(0.2)**	(0.3)	**(0.8)**	(1.5)
Accretion expense, included in depreciation and amortization	**0.5**	0.4	**1.9**	1.8
Income taxes	**(0.1)**	-	**(0.2)**	(0.1)
Earnings attributable to Class A and Class B shares	**(0.2)**	(0.1)	**(0.9)**	-

	January 1 2003
	($ Millions)
Balance sheet	
Retirement assets and site restoration and removal costs, included in property, plant and equipment	24.2
Asset retirement obligations, included in deferred credits	30.1
Accrual for future removal and site restoration costs, included in deferred credits	(3.3)
Future income tax liabilities	0.5
Retained earnings at beginning of period	(3.1)

Changes in asset retirement obligations are summarized below:

($ Millions)	For the Three Months Ended December 31		For the Year Ended December 31	
	2004	2003	**2004**	2003
	(unaudited)			
Obligations at beginning of period	**34.2**	31.5	**32.3**	30.1
Obligations incurred	**-**	0.4	**0.5**	0.4
Accretion expense	**0.5**	0.4	**1.9**	1.8
Obligations at end of period	**34.7**	32.3	**34.7**	32.3

The Corporation estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $93 million, which will be incurred between 2005 and 2052. A weighted average discount rate of 5.9% was used to calculate the fair value of the asset retirement obligations.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations on accounting for asset impairment. These recommendations require an impairment of property, plant and equipment, intangible assets with finite lives, deferred operating costs and long term prepaid expenses to be recognized in earnings when the asset's carrying value exceeds the total cash flows expected from its use and eventual disposition. The impairment loss is then calculated as the difference between the asset's carrying value and its fair value, which is determined using present value techniques. This change in accounting had no effect on earnings for the three months and year ended December 31, 2004.

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for stock based compensation. These recommendations require the expensing of stock options granted on and after January 1, 2002. The Corporation determines the fair value of the options on the date of grant using an option pricing model and recognizes the fair value over the vesting period of the options granted as compensation expense and contributed surplus. Contributed surplus is reduced as the options are exercised and the amount initially recorded in contributed surplus is credited to Class A and Class B share capital. No compensation expense is recorded for stock options granted prior to January 1, 2002 as permitted by the recommendations. This retroactive change in accounting had no effect on earnings for the three months ended December 31, 2004, and reduced earnings for the year ended December 31, 2004, by $0.1 million with no effect on earnings per share in either period, reduced earnings for the three months and year ended December 31, 2003 by $0.1 million and $0.2 million, respectively, with no effect on earnings per share in either period, and resulted in a charge of $0.1 million to retained earnings at January 1, 2003. The prior year's financial statements have been restated for the change in the method of accounting for stock options.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations that define the primary sources of GAAP. Adoption of these recommendations had no effect on earnings for the three months and year ended December 31, 2004. While CICA recommendations encourage the application of the primary sources of GAAP to all operations, the recommendations do not require that assets and liabilities arising from rate regulation be recognized and measured in accordance with the primary sources of GAAP. Where regulatory decisions dictate, the Corporation defers certain costs or revenues as assets or liabilities in the balance sheet and records them as expenses or revenues in the earnings statement as it collects or refunds amounts through future customer rates. Any adjustments to these deferred amounts are recognized in earnings in the period that the regulator renders a subsequent decision. The Corporation anticipates that there would be no material differences between the amounts approved by the regulator for collection or refund and the amounts included in assets or liabilities on the balance sheet. The Corporation has chosen to retain its existing accounting policies, as permitted by CICA recommendations that define the primary sources of GAAP, pertaining to regulatory decisions that give rise to deferred assets or liabilities.

Effective January 1, 2005, the Corporation intends to prospectively adopt the CICA's accounting guideline on the consolidation of variable interest entities. The guideline requires the Corporation to identify variable interest entities in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate them. The Corporation is currently evaluating the impact of the guideline.

February 23, 2005



CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

For Immediate Release
February 25, 2005

Canadian Utilities Limited December 2004 Financial Statements and MD&A Available

CALGARY, Alberta – Canadian Utilities Limited today announced that its consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the three months and year ended December 31, 2004 and its 2004 annual information form can be accessed on Canadian Utilities' website (www.canadian-utilities.com) or via SEDAR (www.sedar.com) or can be requested from the company.

The consolidated financial statements and management's discussion and analysis of financial condition and results of operations will be included in Canadian Utilities' 2004 Annual Report, which will be mailed to registered shareholders and beneficial shareholders who have requested such information, on or about March 29, 2005, together with the notice of meeting and management proxy circular relating to Canadian Utilities' annual meeting of share owners, which will be held on May 5, 2005.

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company


CIBC Mellon

February 25, 2005

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities – Prince Edward Island

Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland

Dear Sirs:

RE: Canadian Utilities Limited
Annual Meeting of Shareholders

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING	May 5, 2005
RECORD DATE FOR NOTICE:	March 23, 2005
RECORD DATE FOR VOTING:	March 23, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 23, 2005
SECURITIES ENTITLED TO NOTICE:	Class A Non-voting Class B Common
SECURITIES ENTITLED TO VOTE:	Class B Common

Yours truly,

"Signed"

CIBC MELLON TRUST COMPANY
Carol Strader Ham
Associate Manager
Client Relations
(403) 232-2443
Carol_Ham@cibcmellon.com

cc: Pat Spruin, Canadian Utilities Limited
CDS & Co.
Judy Power, CIBC Mellon Trust Company
The Toronto Stock Exchange

FILE NO. 82-34744



CANADIAN UTILITIES LIMITED
An ATCO Company

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

For the Year Ending December 31, 2004

APPENDIX A

Canadian Utilities Limited is a subsidiary of ATCO Ltd. and is exempt from paying the participation fee based on the following:

Under section 2.2 (2) of OSC Rule 13-502, a reporting issuer is exempt from paying a participation fee if:

(a) the parent of the subsidiary entity is a reporting issuer;

(b) the parent has paid the participation fee required; and

(c) the net assets and gross revenues of the subsidiary entity represent more than 90 percent of the net assets and gross revenues of the parent for the previous financial year of the parent.

	Year Ending December 31, 2004		
	Net Assets	Gross Revenues	
	($ Millions)		
Canadian Utilities Limited	$6,463.1	$3,089.5	(A)
ATCO Ltd.	$7,039.5	$3,349.1	(B)
Percentage (A/B)	91.8%	92.2%	

ATCO
GROUP

Corporate Office

VIA SEDAR

February 25, 2005

Autorité des marchés financiers
800, square Victoria, 22 etage
Tour de la Bourse
Montreal, Québec, H4Z 1G3

Re: Canadian Utilities Limited
Quebec Securities Act – Section 52

This is Canadian Utilities Limited's report pursuant to s. 114 of the Québec Securities Regulation on securities distributed in Québec under the exemptions provided by section 52 of the *Securities Act* (Québec) (the "Act").

Please be advised that during the financial year ended December 31, 2004, Canadian Utilities Limited did not distribute any securities in Québec under the exemptions provided by section 52 of the Act, nor were any previously distributed options exercised by Québec residents.

Yours truly,

Canadian Utilities Limited

[signed]
P. Spruin
Corporate Secretary

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

BY-LAW NO. 1

A by-law relating generally

to the transaction

of the business and affairs

of

CANADIAN UTILITIES LIMITED

TABLE OF CONTENTS

SECTION ONE
INTERPRETATION

SECTION TWO
BUSINESS OF THE CORPORATION

SECTION THREE
BORROWING AND SECURITIES

SECTION FOUR
DIRECTORS

SECTION FIVE
COMMITTEES

SECTION SIX
OFFICERS

SECTION SEVEN
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

SECTION EIGHT
SHARES

SECTION NINE
DIVIDENDS AND RIGHTS

SECTION TEN
MEETINGS OF SHAREHOLDERS

CANADIAN UTILITIES LIMITED
BY-LAW NO. 1

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION ONE
INTERPRETATION

1.01 DEFINITIONS

In the by-laws, unless the context otherwise requires:

"Act" means the *Canada Business Corporations Act* and regulations thereunder and any statute or regulation that may be substituted therefor, as from time to time amended, and in the case of such substitution any references in the by-laws of the Corporation to a provision of the Act or regulations thereunder shall be read as references to the substituted provisions in the new statute, statutes or regulations;

"appoint" includes "elect" and vice versa;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation;

"Corporation" means Canadian Utilities Limited;

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada);

"recorded address" means, in the case of a shareholder, his address as recorded in the securities register, and, in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one, and, in the case of a director, officer, auditor or member of a committee of the board, the latest address as recorded in the records of the Corporation;

"resident Canadian" means an individual who is

(a) a Canadian citizen ordinarily resident in Canada;

(b) a Canadian citizen not ordinarily resident in Canada who is a member of a prescribed class of persons; or

(c) a permanent resident within the meaning of the *Immigration Act* (Canada) and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in Canada for more than one year after the time at which he first became eligible to apply for Canadian citizenship;

"signing officer" means, in relation to any instrument, any person authorized to sign it on behalf of the Corporation by section 2.04 or by a resolution of the board.

1.02 GENERAL

Except as stated above, words and expressions defined in the Act have the same meanings when used in the by-laws. Words importing the singular number include the plural and vice versa. Words importing a person include an individual, partnership, association, body corporate or personal representative. Words importing gender include the masculine, feminine and neuter genders.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01 REGISTERED OFFICE

Until changed in accordance with the Act, the registered office of the Corporation shall be in the City of Edmonton, in the Province of Alberta, and at such location therein as the board may determine.

2.02 CORPORATE SEAL

The Corporation may, but need not, adopt a corporate seal and may change a corporate seal that is adopted. Any corporate seal adopted for the Corporation shall be such as the board may by resolution from time to time approve.

2.03 FINANCIAL YEAR

Until changed by the board, the financial year of the Corporation shall end on the 31st day of December in each year.

2.04 EXECUTION OF INSTRUMENTS

Deeds, transfers, mortgages, hypothecs, charges, conveyances, assignments, contracts, agreements, documents, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two of the following: the chairman of the board, vice chairman of the board, deputy chairman of the board, chief executive officer, president, any vice president, secretary, treasurer, assistant secretary or assistant treasurer or any other person holding an office created by by-law or by resolution of the board. The board may from time to time appoint any director or directors, or any officer or officers, or any other person or persons, on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. The signature of any director, officer, or other person so authorized to sign may be engraved, lithographed or otherwise mechanically reproduced upon any negotiable instrument, bond, debenture, warrant or share certificate, and any negotiable instrument, bond, debenture, warrant or share certificate so signed shall be deemed to have been manually signed by the director, officer, or other person whose signature is so engraved, lithographed or otherwise mechanically reproduced and shall be as valid to all intents and purposes as if it had been manually signed and notwithstanding that any such director, officer, or other person whose signature is so reproduced may have ceased to hold office at the date of delivery or issue of such negotiable instrument, bond, debenture, warrant or share certificate. In addition, the board may direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring this.

2.05 BANKING ARRANGEMENTS

The banking business of the Corporation, including, without limitation, the borrowing of money and the giving of security, shall be transacted with such banks, trust companies and other persons as may be designated by or under the authority of the board. Such banking business or any part of it shall be transacted under such agreements, instructions and delegations of powers as the board may prescribe or authorize.

2.06 VOTING RIGHTS IN OTHER BODIES CORPORATE

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such proxies, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07 INFORMATION AVAILABLE TO SHAREHOLDERS

Subject to any applicable legislation or regulation, including, but not limited to, the Act, no shareholder shall be entitled to any information respecting any details or conduct of the Corporation's business which, in the opinion of the board, is privileged or confidential or would not be in the best interest of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders, and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or any other applicable legislation or regulation or authorized by the board or by resolution passed at a meeting of shareholders.

SECTION THREE
BORROWING AND SECURITIES

3.01 BORROWING POWER

Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time on behalf of the Corporation without the authorization of shareholders

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell, hypothecate or pledge debt obligations of the Corporation;

(c) subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 DELEGATION

The board may delegate to such one or more of the directors and officers of the Corporation, or a committee of directors, as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act, subject to any limitations imposed by the Act.

SECTION FOUR
DIRECTORS

4.01 NUMBER OF DIRECTORS AND QUORUM

The board shall consist of not fewer than the minimum and not more than the maximum number of directors fixed from time to time by the articles of the Corporation. Subject to section 4.09, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors or such greater number as the board may from time to time determine.

4.02 QUALIFICATION

No person shall be qualified for election as a director if he is less than 18 years of age, if he is of unsound mind and has been so found by a court in Canada or elsewhere, if he is not an individual, or if he has the status of a bankrupt. A director need not be a shareholder of the Corporation. Unless otherwise required or allowed by the Act, at least twenty-five percent of the directors shall be resident Canadians. However, subject to the Act, if the Corporation at any time has fewer than four directors, at least one director shall be a resident Canadian. At least two directors shall not be officers or employees of the Corporation or its affiliates. The board may declare vacant the office of any director who is incapacitated or unqualified.

4.03 ELECTION AND TERM

The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, if a maximum and minimum number of directors is authorized, be the number of directors then in office unless the directors or the shareholders otherwise determine, or shall, if a fixed number of directors is authorized, be such fixed number. Subject to the Act, the election shall be by ordinary resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04 ELECTION OF DIRECTORS AT A MEETING THAT VARIES THE NUMBER OF DIRECTORS

If the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment.

4.05 REMOVAL OF DIRECTORS

Subject to the Act, the shareholders may by ordinary resolution passed at a special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the directors.

4.06 VACATION OF OFFICE

A director ceases to hold office when he dies, when he is removed from office by the shareholders, when he ceases to be qualified for election as a director, or when his written resignation is sent or delivered to the Corporation or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.07 VACANCIES

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number or minimum number of directors provided for in the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy, and if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.08 ACTION BY THE BOARD

The board shall supervise the management of the business and affairs of the Corporation. Subject to sections 4.09 and 4.10, the powers of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. If there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.09 CANADIAN DIRECTORS PRESENT AT MEETINGS

Unless otherwise required or allowed by the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least twenty-five percent of the directors present are resident Canadians or, if the Corporation has fewer than four directors, at least one of the directors present is a resident Canadian, except where

(a) a resident Canadian director who is unable to be present approves in writing or by telephone, electronic or other communications facilities the business transacted at the meeting; and

(b) the required number of resident Canadians would have been present had that director been present at the meeting.

4.10 MEETING BY TELEPHONE AND OTHER MEANS

Subject to the Act and the consent of the other directors, a director may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board, and a director who attends a meeting is deemed to have so consented unless the director states otherwise.

4.11 PLACE OF MEETINGS

Meetings of the board may be held at any place in or outside Canada.

4.12 CALLING OF MEETINGS

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the vice chairman of the board, the deputy chairman of the board, the chief executive officer, the president or any two directors may determine, or as may be determined by the secretary under the direction of the chairman of the board, the vice chairman of the board, the deputy chairman of the board, the chief executive officer, the president or any two directors.

4.13 NOTICE OF MEETINGS

Notice of the time and place of each meeting of the board shall be given in the manner provided in section 11.01 to each director not less than 24 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c) issue securities;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation;

(f) pay a commission for the sale of shares;

(g) approve a management proxy circular;

(h) approve a take-over bid circular or directors' circular;

(i) approve any annual financial statements; or

(j) adopt, amend or repeal by-laws.

A director may (whether before or after a meeting) and in any manner waive notice of or otherwise consent to a meeting of the board. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called.

4.14 FIRST MEETING OF NEW BOARD

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.15 ADJOURNED MEETING

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have been terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

4.16 REGULAR MEETINGS

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, and no other notice shall be required for any such regular meeting except where the Act requires the purpose or the business to be transacted at the meeting to be specified.

4.17 CHAIRMAN

The chairman of any meeting of the board shall be the first mentioned of the following officers who is a director and is present at the meeting: chairman of the board, vice chairman of the board, deputy chairman of the board, chief executive officer, president or a vice president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.18 VOTES TO GOVERN

At all meetings of the board, every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

4.19 CONFLICT OF INTEREST

A director or officer of the Corporation who is a party to a material contract or material transaction or proposed material contract or material transaction with the Corporation, or who is a director or an officer or an individual acting in a similar capacity of, or has a material interest in, any person who is a party to a material contract or material transaction or proposed material contract or material transaction with the Corporation, shall disclose the nature and extent of such interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director shall vote on any resolution to approve such contract or transaction, but each such director may be counted to determine the presence of a quorum at the meeting of directors at which such vote is being taken.

No director shall be disqualified by his office from contracting with the Corporation, nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director or in which any director is in any way interested be liable to be voided, nor shall any director so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established, provided that the director shall have complied with the Act.

4.20 REMUNERATION AND EXPENSES

The directors shall be paid such remuneration for their services as the board may determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee. Nothing contained in the by-laws shall preclude any director from serving the Corporation in any other capacity or from receiving remuneration for such services.

4.21 RESOLUTION IN LIEU OF MEETING

A resolution in writing, signed by all of the directors entitled to vote on that resolution at a meeting of the board or of a committee of the board, is as valid as if it had been passed at meeting of the board or of a committee of the board.

SECTION FIVE
COMMITTEES

5.01 COMMITTEES OF DIRECTORS

The board may appoint from its number a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise. The board may, from time to time, remove and appoint members of any committee as it sees fit.

5.02 TRANSACTION OF BUSINESS

Subject to the provisions of section 4.10, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by a resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of a committee may be held at any place in or outside of Canada.

5.03 PROCEDURE

Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman, and to regulate its procedure.

SECTION SIX
OFFICERS

6.01 APPOINTMENT

The board may appoint a chairman of the board, a vice chairman of the board, a deputy chairman of the board, a chief executive officer, a president, one or more vice presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation.

6.02 CHAIRMAN OF THE BOARD

If appointed, the chairman of the board shall, when present, preside at all meetings of the board and of shareholders. The chairman shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the board or as are incidental to his office.

6.03 VICE CHAIRMAN OF THE BOARD

If appointed, the vice chairman of the board, in the absence or non-appointment of the chairman of the board, shall preside as chairman at all meetings of the board and of shareholders.

6.04 CHIEF EXECUTIVE OFFICER

If appointed, the chief executive officer shall have general supervision over the business and affairs of the Corporation, subject to the direction of the board. The chief executive officer shall have such other powers and shall perform such other duties as may from time to time be assigned to him by the board or as are incidental to his office.

6.05 PRESIDENT

If appointed, the president shall have such powers and duties as the board or the chief executive officer may specify. During the absence or non-appointment of the chief executive officer, his duties may be performed and his powers may be exercised by the president, except that the president shall not preside at a meeting of the board or of shareholders if the president is not qualified to attend the meeting as a director or shareholder, as the case may be.

6.06 VICE PRESIDENT

If appointed, a vice president shall have such powers and duties as the board, the chief executive officer or the president may specify or as are incidental to his office. During the absence or non-appointment of the president, his duties may be performed and his powers may be exercised by a vice president, except that no vice president shall preside at a meeting of the board or of shareholders if the vice president is not qualified to attend the meeting as a director or shareholder, as the case may be.

6.07 SECRETARY

If appointed, the secretary shall attend and be the secretary of the meetings of the board and of shareholders and, where practicable, of committees of the board, and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at such meetings. He shall give or cause to be given as and when instructed all notices to shareholders, directors, officers, the auditor and members of committees of the board, and he shall be the custodian of the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose. The secretary shall have such other powers and duties as the board, the chief executive officer or the president may specify or as are incidental to his office.

6.08 TREASURER

Subject to the discretion of the board, the treasurer, if appointed, shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as designated by the board. He shall prepare and maintain adequate accounting records. The treasurer shall have such other powers and shall perform such other duties as the board, the chief executive officer or president may specify or as are incidental to his office.

6.09 VARIATION OF POWERS AND DUTIES

The board may, subject to the Act, vary, add to or limit the powers and duties of any officer.

6.10 TERM OF OFFICE

The board, in its discretion, may remove any officer of the Corporation without prejudice to such officer's rights under any employment contract. Unless removed by the board, each officer appointed by the board shall hold office until his successor is appointed or until his earlier resignation.

6.11 TERMS OF EMPLOYMENT AND REMUNERATION

The terms of employment and the remuneration of any officer appointed by the board shall be approved by the board.

6.12 VACANCIES

If the office of the chairman of the board, the vice chairman of the board, the deputy chairman of the board, the chief executive officer, the president, any vice president, the secretary or the treasurer, or one or more of them, or any other office shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board by resolution may elect or appoint an individual to fill such vacancy.

6.13 CONFLICT OF INTEREST

An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 4.19.

6.14 AGENTS AND ATTORNEYS

The board shall have power to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

SECTION SEVEN
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 LIMITATION OF LIABILITY

Every director and officer of the Corporation, in exercising his powers and discharging his duties, shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, including reliance in good faith on

(a) financial statements of the Corporation represented to the director by an officer of the Corporation or in a written report of the auditor of the Corporation fairly to reflect the financial condition of the Corporation; or

(b) a report of a person whose profession lends credibility to a statement made by the person.

Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgement or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.

7.02 INDEMNITY

Subject to the Act but without limitation of the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by the individual in respect of any civil, criminal, administrative or investigative action or other proceeding in which the individual is involved because of that association with the Corporation or other entity if, exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances,

(a) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request, and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

The Corporation shall also indemnify any such person in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law to the extent permitted by the Act or law.

7.03 ADVANCE OF COSTS

The Corporation may advance moneys to any director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 7.02. The individual, however, shall repay the moneys to the Corporation if the individual does not fulfil the conditions set out in subsection 7.02(a) and, if applicable, subsection 7.02(b).

7.04 INSURANCE

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against any liability incurred by him in his capacity as a director or officer of the Corporation or as a director or officer, or similar capacity, of another entity if he acts or acted in that capacity at the Corporation's request.

SECTION EIGHT
SHARES

8.01 OPTIONS

The board may issue options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 COMMISSIONS

The board may authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 REGISTRATION OF TRANSFERS

Subject to the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement, which complies with the

Act, made on the certificate or delivered with it duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may prescribe, upon payment of all applicable taxes and any fees prescribed by the board.

8.04 SECURITIES RECORDS, TRANSFER AGENTS AND REGISTRARS

The Corporation shall maintain a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities those particulars that are required by the Act. The board may appoint one or more agents to maintain, in respect of each class or series of securities of the Corporation issued by it in registered form, a central securities register and one or more branch securities registers. Such a person may be designated as a transfer agent or registrar according to his functions, and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

8.05 DEALING WITH REGISTERED HOLDERS

Subject to the Act and any other applicable legislation or regulation, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.06 SHARE CERTIFICATES

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate shall be in such form as the board shall approve. Any share certificate shall be signed by two persons, each holding one of the offices contemplated by section 2.04, and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent or registrar. The signatures of both signing officers may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed in this manner shall be valid notwithstanding that one or both of the officers whose facsimile signature appears on it no longer holds office at the date of issue of the certificate.

8.07 REPLACEMENT OF SHARE CERTIFICATES

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, apparently destroyed or wrongfully taken on payment of such fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.08 JOINT SHAREHOLDERS

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect of it, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give receipts for the certificate issued in respect of it or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.09 DECEASED SHAREHOLDERS

The Corporation shall not be required to make any entry in the securities register by reason of the death of a holder, or of one of the joint holders, of any share or to make payment of any dividends on the share except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION NINE
DIVIDENDS AND RIGHTS

9.01 DIVIDENDS

Subject to the Act, the board may declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to the Act, the Corporation may pay a dividend in money or property.

9.02 DIVIDEND CHEQUES

A dividend payable in money shall be paid by cheque drawn on the Corporation's banks or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, or by electronic funds transfer to the bank account designated by a registered holder of shares of the class or series in respect of which it has been declared. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such a cheque, unless the same is not paid on due presentation, or the electronic funds transfer shall satisfy and discharge the liability for the dividend to the extent of the sum represented by it plus the amount of any tax which the Corporation is required to and does withhold.

9.03 NON-RECEIPT OF CHEQUES

In the event of non-receipt of any dividend cheque by the person to whom it is sent, the Corporation shall issue or cause to be issued to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board or dividend disbursing agent may prescribe, whether generally or in any particular case.

9.04 RECORD DATE FOR DIVIDENDS AND RIGHTS

The board may fix in advance a date, preceding by not more than 60 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05 UNCLAIMED DIVIDENDS

Any dividend unclaimed after a period of six years from the date on which it has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN
MEETINGS OF SHAREHOLDERS

10.01 ANNUAL MEETINGS

The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.05, at such place as the board may determine, for the purposes of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, and appointing the auditor, and for the transaction of such other business as may properly be brought before the meeting.

10.02 SPECIAL MEETINGS

The board shall have power to call a special meeting of shareholders at any time.

10.03 PARTICIPATION IN MEETINGS BY ELECTRONIC MEANS

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation, in its sole discretion, makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

10.04 MEETINGS HELD BY ELECTRONIC MEANS

If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

10.05 PLACE OF MEETINGS

Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada.

10.06 NOTICE OF MEETINGS

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section 11.01 not less than 21 nor more than 60 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice (as determined by reference to section 10.08) is entered in the securities register as the holder of one or more shares carrying the right to receive notice of the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit a shareholder to form a reasoned judgement thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder or any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders, and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called.

10.07 LIST OF SHAREHOLDERS ENTITLED TO NOTICE

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.08, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the last business day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place at which the central securities register is maintained and at the meeting for which the list was prepared. For the purposes of this section 10.07, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to receive notice of such meeting shall be deemed to be a list of shareholders.

10.08 RECORD DATE FOR NOTICE

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, as a record date for the determination of the shareholders entitled to receive notice of the meeting, and notice of any such record date shall be given not less than 7 days before such record date by newspaper advertisement and otherwise in the manner provided in the Act and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the last business day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.09 CHAIRMAN, SECRETARY AND SCRUTINEERS

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers who has been appointed and who is present at the meeting: chairman of the board, vice chairman of the board, deputy chairman of the board, president or a vice president. If no such officer is present within 30 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.10 PERSONS ENTITLED TO BE PRESENT

The only persons entitled to be present at a meeting of shareholders shall be those entitled to receive notice of the meeting, the directors and officers and the auditor of the Corporation and others who, although not entitled to receive notice, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.11 QUORUM

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder for an absent shareholder so entitled, and together holding or representing by proxy not less than 25% of the outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

10.12 RIGHT TO VOTE

Subject to applicable legislation or regulation, every person named in the list referred to in section 10.07 who holds shares carrying the right vote at a meeting shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates.

10.13 PROXIES

Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be executed by the shareholder or his attorney authorized in writing and shall conform with the requirements of the Act. A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof.

Alternatively, every such shareholder which is a body corporate or association may authorize, by resolution of its directors or governing body, an individual to represent it at a meeting of shareholders, and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting.

If the shareholder of record is deceased, his personal representative, upon filing with the secretary of the meeting sufficient proof of his appointment, shall be entitled to exercise the same voting rights at any meeting of shareholders as the shareholder of record would have been entitled to exercise if he were living.

Any such proxyholder or representative need not be a shareholder.

10.14 TIME FOR DEPOSIT OF PROXIES

The board may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, excluding non-business days, preceding the meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent. A proxy shall be acted upon only if, prior to the time so specified, it has been deposited with the Corporation or its agent specified in such notice or, if no such time is specified, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjourned meeting prior to the time of voting.

The board may from time to time make directives regarding the delivery of proxies at some place or places other than the place at which a meeting (or adjourned meeting) of shareholders is to be held. The board may also, from time to time, make directives regarding the particulars of such proxies to be provided, before such meeting is to be held, to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that proxies so delivered may be voted upon as though the proxies themselves were produced at the meeting, and votes given in accordance with such directives shall be valid and shall be counted. The chairman of any meeting of shareholders has, subject to any direction of the board, the discretion to accept any legible form of communication as to the authority of any person claiming to vote on behalf of and to represent a shareholder notwithstanding that no proxy conferring such authority has been delivered to the Corporation, and any votes given in accordance with such communication accepted by the chairman of the meeting shall be valid and shall be counted.

10.15 JOINT SHAREHOLDERS

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares, but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

10.16 VOTES TO GOVERN

At any meeting of shareholders every, question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a ballot, the chairman of the meeting shall be entitled to a second or casting vote.

10.17 SHOW OF HANDS

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands or by such other indication of a vote made by means of the telephonic, electronic or other communication facility, if any, that the Corporation has made available for the purpose, unless a ballot is required or demanded as provided in section 10.18. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot is required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not been carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the question.

10.18 BALLOTS

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken, the chairman may require a ballot or any shareholder or proxyholder who is present and entitled to vote on such question at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct, including wholly or partially by indication of a vote made by means of telephonic, electronic or other communication facility, if any, that the Corporation has made available for the purpose. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the question.

10.19 ADJOURNMENT

The chairman may, with the consent of any meeting and subject to such conditions as the meeting may decide, adjourn the meeting for a period of up to 29 days. If a meeting of shareholders is so adjourned, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling it. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.20 RESOLUTION IN WRITING

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

SECTION ELEVEN
NOTICES

11.01 METHOD OF GIVING NOTICES

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or to his recorded address, or if mailed to him at his recorded address by prepaid ordinary or air mail, or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication, or if an electronic document is provided in accordance with section twelve of this by-law. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid, a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box, a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch, and a notice so sent by means of an electronic document shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system indicated by the person entitled to receive such notice. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

11.02 SIGNATURES TO NOTICES

The signature to any notice contemplated by section 11.01 may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

11.03 NOTICE TO JOINT SHAREHOLDERS

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.04 COMPUTATION OF TIME

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.05 UNDELIVERED NOTICES

If any notice given to a shareholder pursuant to section 11.01 is returned on two consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.06 WAIVER OF NOTICE

Any shareholder, proxyholder, director, officer, auditor or member of a committee of the board or other person entitled to attend a meeting of shareholders may at any time waive any notice or waive or abridge the time for any notice required to be given to him under the Act, the articles, the by-laws or otherwise, and such waiver or abridgement whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

11.07 PROOF OF SERVICE

With respect to every notice or other document sent by post, it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed as provided in this by-law and put into a post office or letter box. With respect to every notice or other document sent as an electronic document, it shall be sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means. A certificate of an officer of the Corporation or of an officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the sending or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

11.08 OMISSIONS AND ERRORS

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting its substance shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded on it.

11.09 PERSONS ENTITLED BY DEATH OR OPERATION OF LAW

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

SECTION TWELVE
ELECTRONIC DOCUMENTS

12.01 CREATION AND PROVISION OF INFORMATION

Unless the Corporation's articles otherwise provide, and subject to and in accordance with the provisions of the Act and this section, the Corporation may satisfy any requirement under the Act to create or provide a notice, document or other information to any person by the creation or provision of an electronic document. Except as provided for in the Act, "electronic document" means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or perceived by a person by any means.

12.02 CONSENT AND OTHER REQUIREMENTS

Notwithstanding section 12.01, a requirement under the Act to provide a person with a notice, document or other information shall not be satisfied by the provision of an electronic document unless

(a) the addressee has consented, in accordance with the Act, and has designated an information system for the receipt of the electronic document; and

(b) the electronic document is provided to the designated information system, unless the Act provides otherwise.

The term "information system" means a system used to generate, send, receive, store, or otherwise process an electronic document.

SECTION THIRTEEN
EFFECTIVE DATE

13.01 EFFECTIVE DATE

This by-law shall be effective as of February 23, 2005.

13.02 REPEAL

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law, provided that such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law, and all resolutions of the shareholders or board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent they are inconsistent with this by-law and until amended or repealed.

ENACTED by the board the 23rd day of February, 2005.

[signed] Nancy C. Southern	[signed] Pat Spruin
President	Secretary

FILE NO. 82-34744

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, **Karen M. Watson, Senior Vice President & Chief Financial Officer**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Canadian Utilities Limited** (the issuer) for the period ending **December 31, 2004**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: *February 18, 2005*

[original signed by K.M. Watson]

K.M. Watson
Senior Vice President and Chief Financial Officer

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, **Nancy C. Southern, President and Chief Executive Officer**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Canadian Utilities Limited** (the issuer) for the period ending **December 31, 2004**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: *February 20, 2005*

[original signed by N.C. Southern

Nancy C. Southern, President and Chief Executive Officer